The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 24, 2006

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 16, 2006

Filed pursuant to Rule 424(b)(3)
Registration No. 333-133836

US$[•]

Republic of the Philippines

8.00% Global Bonds due 2016

The Republic will pay interest on the global bonds on January 15 and July 15 in each year. The first interest payment on the global bonds will be made on January 15, 2007 in respect of the period from (and including) July 15, 2006 to (but excluding) January 15, 2007. The global bonds will constitute a further issuance of, are fungible with and are consolidated and form a single series with, the $1,000,000,000 8.00% Global Bonds due 2016 issued by the Republic on September 14, 2005. The total principal amount of the previously issued global bonds and the global bonds now being issued is $[•]. The Republic may not redeem the global bonds prior to their maturity. The global bonds will mature at par on January 15, 2016.

The global bonds will be designated Collective Action Securities, and, as such, will contain provisions regarding certain aspects of default, acceleration, voting on amendments, modifications, changes, waivers and future issues of global bonds that differ from those applicable to most of the Republic’s outstanding External Public Indebtedness. Under these provisions, which are described in the section entitled “Collective Action Securities” on page 109 of the attached prospectus dated May 16, 2006, the Republic may, among other things, amend the payment provisions of the global bonds and certain other material terms with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds.

The offering of the global bonds is conditional on the receipt of certain approvals of the Monetary Board of the Bangko Sentral ng Pilipinas, the central bank of the Republic.

The global bonds are being offered globally for sale in the jurisdictions where it is lawful to make such offers and sales. We have applied to list the global bonds for trading on the EuroMTF, the alternative market of the Luxembourg Stock Exchange. We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the global bonds is not conditional on obtaining the listing.

We expect to deliver the global bonds to investors in registered book-entry form only through the facilities of The Depository Trust Company, Clearstream Banking, société anonyme, and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, on or about [•], 2006.

	Per Bond		Total
Price to investors(1)	[	•]%	US$	[	•]
Underwriting discounts and commissions	[	•]%	US$	[	•]
Proceeds, before expenses, to the Republic	[	•]%	US$	[	•]

(1)	Plus accrued interest from and including July 15, 2006. Purchasers of the global bonds will be entitled to receive the regular semi-annual interest payment due on January 15, 2007.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Lead Managers and Joint Bookrunners

Citigroup	Deutsche Bank Securities	JPMorgan

The date of this prospectus supplement is July [•], 2006

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You should read this prospectus supplement along with the attached prospectus that accompanies it. You should rely only on the information contained or incorporated by reference in this document and the accompanying prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this prospectus supplement and the accompanying prospectus may only be accurate as of the date of this prospectus supplement or the accompanying prospectus, as applicable. Terms used herein but not otherwise defined shall have the meaning given to them in the prospectus that accompanies this prospectus supplement.

INTRODUCTORY STATEMENTS

The Republic accepts responsibility for the information that is contained in this prospectus supplement and the prospectus that accompanies it. To the best of the knowledge and belief of the Republic (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and the accompanying prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Republic is a foreign sovereign state. Consequently, it may be difficult for you to obtain or realize upon judgments of courts in the United States against the Republic. See “Description of the Securities—Description of the Debt Securities—Jurisdiction and Enforceability” in the accompanying prospectus.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any applicable restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country in which the making of the offering of the bonds is prohibited. For a description of some restrictions on the offering and sale of the global bonds and the distribution of this prospectus supplement and the accompanying prospectus, see “Underwriting” on page S-26.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom and (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The global bonds are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such global bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Unless otherwise indicated, all references in this prospectus supplement to “Philippine pesos,” “pesos” or “(Peso)” are to the lawful national currency of the Philippines, and those to “dollars,” “US dollars” or “$” are to the lawful currency of the United States of America.

All references in this prospectus supplement to (a) the “Republic” or the “Philippines” are to the Republic of the Philippines, (b) the “Government” are to the national government of the Philippines, (c) the “administration” are to the current administration of President Gloria Macapagal-Arroyo and (d) “Bangko Sentral” are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

SUMMARY OF THE OFFERING

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. You should read the entire prospectus supplement and the accompanying prospectus carefully.

Issuer	Republic of the Philippines.

Bonds

US$[•] 8.00% global bonds due 2016. The global bonds constitute a further issuance of, and upon issuance will be fungible with and consolidated and form a single series with, the 8.00% Global Bonds due 2016 issued by the Republic on September 14, 2005 in the amount of $1,000,000,000. Upon issuance, the global bonds will rank pari passu with the previously issued global bonds in all respects. The total principal amount of the previously issued global bonds and the global bonds now being issued is $[•].

Interest	The global bonds will bear interest at 8.00% from July 15, 2006, payable semi-annually in arrears.

Interest Payment Dates

January 15 and July 15 of each year, payable to the persons who are registered holders thereof at the close of business on the preceding December 31 or June 30, as applicable, whether or not a business day. The first interest payment will be made on January 15, 2007 in respect of the period from (and including) July 15, 2006 to (but excluding) January 15, 2007.

Maturity Date	January 15, 2016.

Issuer Redemption	The Republic may not redeem the global bonds prior to maturity.

Status of Bonds

The global bonds will be direct, unconditional, unsecured and general obligations of the Republic. Except as otherwise described, the global bonds will at all times rank at least equally among themselves and with all other unsecured and unsubordinated External Indebtedness (as defined in the accompanying prospectus) of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the global bonds. See “Description of the Securities—Description of the Debt Securities—Status of Bonds” in the accompanying prospectus.

Negative Pledge

With certain exceptions, the Republic has agreed that it will not create or permit to subsist any Lien (as defined in the accompanying prospectus) on its revenues or assets to secure External Public Indebtedness (as defined in the accompanying prospectus) of the Republic, unless at the same time or prior thereto, the global bonds are secured at least equally and ratably with such External Public Indebtedness. The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Republic. Because Bangko Sentral is an independent entity, the

Republic and Bangko Sentral believe that the international reserves owned by Bangko Sentral are not subject to the negative pledge covenant in the global bonds and that Bangko Sentral could in the future incur External Public Indebtedness secured by such reserves without securing amounts payable under the global bonds. See “Description of the Securities—Description of the Debt Securities—Negative Pledge Covenant” in the accompanying prospectus.

Taxation

The Republic will make all payments of principal and interest in respect of the global bonds free and clear of, and without withholding or deducting, any present or future taxes of any nature imposed by or within the Republic, unless required by law. In that event, the Republic will pay additional amounts so that the holders of the global bonds receive the amounts that would have been received by them had no withholding or deduction been required. See “Description of the Securities—Description of the Debt Securities—Additional Amounts” in the accompanying prospectus. For a description of certain United States tax aspects of the global bonds, see “Taxation—United States Tax Considerations” in the accompanying prospectus, and “Taxation—United States Taxation.”

Collective Action Clauses

The global bonds will contain provisions regarding default, acceleration, voting on amendments, modifications, changes, waivers and future issues of global bonds that differ from those applicable to most of the Republic’s outstanding External Public Indebtedness. Under these provisions, which are described in the section entitled “Collective Action Securities” on page 109 of the attached prospectus dated May 16, 2006, the Republic may, among other things, amend the payment provisions of the global bonds and certain other terms with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds.

Cross-Defaults

Events of default with respect to the global bonds include (i) if the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or (ii) if any External Public Indebtedness of the Republic or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption. See “Collective Action Securities—Events of Default: Cross Default and Cross Acceleration” in the accompanying prospectus.

Listing

The Republic is offering the global bonds for sale in the United States and elsewhere where such offer and sale is permitted. The Republic has applied to have the global bonds listed and traded on the EuroMTF in accordance with the rules of the Luxembourg Stock Exchange. The Republic cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

Form, Denomination and Registration

The global bonds will be issued in fully registered form in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. The global bonds will be represented by one or more global securities registered in the name of a depositary, its nominee or a custodian. Beneficial interests in the global securities will be shown on, and the transfer thereof will be effected only through, records maintained by the depositary and its direct and indirect participants. Settlement of all secondary market trading activity in the global bonds will be made in immediately available funds. See “Description of the Securities—Description of the Debt Securities—Global Securities” in the accompanying prospectus.

Further Issues

The Republic may from time to time, without notice to or the consent of the registered holders of the global bonds, issue further bonds which will form a single series with the global bonds. See “Collective Action Securities—Further Issues of Debt Securities” in the accompanying prospectus.

Use of Proceeds	The Republic will use the net proceeds from the sale of the global bonds for the general purposes of the Republic, including budgetary support.

Fiscal Agent	JPMorgan Chase Bank, N.A.

Governing Law

The fiscal agency agreement and the global bonds will be governed by and interpreted in accordance with the laws of the State of New York. The laws of the Republic will govern all matters governing authorization and execution of the global bonds by the Republic.

USE OF PROCEEDS

The Republic will use the net proceeds from the sale of the global bonds for the general purposes of the Republic, including budgetary support.

RECENT DEVELOPMENTS

The information in this section supplements the information about the Republic that is included in the accompanying prospectus dated May 16, 2006.

Recent Political Developments

New Impeachment Complaints Filed Against President Arroyo

On June 26, 2006, a new impeachment complaint was filed against President Arroyo in the House of Representatives following the expiration of the one-year period in which the Philippine constitution allows one impeachment proceeding against the President. Since that time, several additional impeachment complaints have been filed against President Arroyo. The complaints include claims that President Arroyo engaged in systematic politically-motivated crimes against activists and journalists as well as electoral fraud. Signatories of the impeachment complaints include political opponents in Congress, former Cabinet members, retired military officers and clergy members, although the Catholic Bishops Conference of the Philippines (“CBCP”) issued a statement on July 10, 2006 indicating that the CBCP does not support the impeachment process. President Arroyo has denied the allegations contained in the impeachment complaints.

Arrests in connection with attempts to unseat President Arroyo

On July 7, 2006, the joint Armed Forces of the Philippines (“AFP”) and the Philippine National Police (“PNP”) arrested eight people, including six military officers, in Quezon City in connection with an alleged plot to seize control of the Government during President Arroyo’s State of the Nation Address on July 24, 2006. The six military officers were identified as members of the group of soldiers who demanded President Arroyo’s resignation during the armed occupation of Manila’s financial district in July 2003.

On July 20, 2006, a military investigator called for the court-martial of 165 soldiers and marines, including 40 officers, for allegedly plotting an attempted coup against the president in February 2006. The officers have been relieved of their military posts and ordered to undergo pre-trial investigation.

Arroyo Administration Policy

In the State of the Nation Address on July 24, 2006, President Arroyo focused on the improvement of the Republic’s global competitiveness. The President outlined five main strategies for achieving this goal: (1) making food plentiful and affordable to keep labor costs globally competitive; (2) reducing the cost of electricity to make factories regionally competitive; (3) modernizing infrastructure to efficiently transport people and goods; (4) mobilizing, upgrading and disseminating knowledge and technologies to enhance productivity; and (5) reducing bureaucracy in all agencies to lower transaction costs. President Arroyo promised significant public investment in infrastructure projects and divided the country into five “super regions” to benefit from substantial investments planned by the Government in coming years—North Luzon, Metro Luzon, Central Philippines, Mindanao and the Cyber Corridor, a region that cuts across the length of the other four regions. In North Luzon and Mindanao, the Government aims to prioritize agribusiness investments. In Metro Luzon, the Government plants to invest in a globally competitive urban, industrial and services center. In Central Philippines, investments will be targeted at improving the tourism infrastructure. In the Cyber Corridor, investments will focus on information and communications technology, call centers and business process outsourcing.

Communists and Affiliated Groups

In 2002, the United States and the European Union placed the Communist Party of the Philippines (the “CPP”) and the CPP’s armed affiliate, the New People’s Army (the “NPA”), on their lists of “foreign terrorist organizations.” The Government and the National Democratic Front (“NDF”), a political organization closely aligned with the CPP and the NPA, have held three rounds of formal peace talks in Oslo, Norway, since February

2004. However, sporadic fighting between the NPA and the AFP has continued and a fourth round of peace talks was postponed by the NDF. The Government has indicated that its participation in any further peace negotiations with the NDF, the CPP and the NPA are conditional upon an immediate nationwide ceasefire, a definitive timeframe and agenda, and a demonstrated commitment by the NDF, the CPP and the NPA to the peace process.

On June 16, 2006, President Arroyo ordered the Secretary for Budget and Management to release (Peso)1 billion to the AFP and the PNP to finance security operations against the NPA. On July 5, 2006, President Arroyo announced her intention to sign executive orders that would consolidate the resources of the PNP and the AFP in a combined campaign including security operations directed at armed adversaries of the Government, development assistance directed at poor communities and good governance initiatives directed at the local governments. On July 14, 2006, President Arroyo signed Executive Order 546, which directs the PNP and local officials to actively support the AFP in joint military and police operations against communist rebel groups. The goal of the campaign is to end nearly 40 years of communist insurgency in the Philippines. In early July 2006, members of the NDF requested the Government to resume peace talks and end the security operations against the NPA. NDF chairman, Luis Jalandoni, announced that members of the NDF were dispatched to Norway for four days of consultation with the Norwegian foreign ministry, which has been working as a mediator between the NDF and the Government for several years. On July 5, 2006, the Government encouraged exiled leaders of the CPP and the NDF to show goodwill by agreeing to an immediate ceasefire and dropping their condition to the resumption of the negotiation that the European Union and the United States delist the groups as terrorist organizations. The Government stated that if the exiled leaders agree to its proposals, it will grant them safe passage to return to the Philippines.

Abu Sayyaf and Moro Islamic Liberation Front

Fighting between the AFP and the Abu Sayyaf guerrilla group, which the Government holds responsible for a series of bombings and raids in the southern region of Mindanao and elsewhere, continues. The Government has reiterated its policy of not negotiating with terrorist organizations, including the Abu Sayyaf. The Moro Islamic Liberation Front (“MILF”), the largest Muslim separatist group in the Philippines, continues to condemn such attacks.

Peace negotiations between the Government and the MILF have continued, amidst sporadic clashes between Government forces and the MILF in Mindanao. The Government and the MILF held the twelfth round of exploratory talks, focused on ancestral domain issues in Mindanao, on May 2-4, 2006, in Malaysia. Although negotiations have narrowed the gaps between the parties, the final issue of the territorial extent of an autonomous Bangsamoro homeland remains a source of disagreement. In response to armed clashes between the Government and the MILF in late June and early July, on July 11, 2006, representatives from the AFP, PNP and the MILF entered into an agreement establishing four demilitarized buffer zones in the Maguindanao province of southern Mindanao, which will be jointly guarded by representatives from both the MILF and the Government.

Recent Economic Developments

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

	2004	2005	2006
GDP growth (%) (at constant prices)	6.2(1)	5.0(1)	5.5(2)
GNP growth (%) (at constant prices)	6.7(1)	5.6(1)	5.8(2)
Inflation rate (%)	6.0	7.6	7.1(3)
Unemployment rate (%)(4)
Old definition	11.8(5)	—	—
New definition	—	8.7(5)	8.2(6)
91-day T-bill rate (%)	7.3	6.4	6.1(7)
External position
Balance of payments ($ million)	(280)	2,410	2,127(2)
Export growth (%)	9.8	3.7	14.2(2)
Import growth (%)	8.0	7.4	14.4(2)
External debt ($ billion)(8)(9)	54.8	54.2	—(10)
International reserves
Gross ($ billion)	16.2	18.5	21.2(11	)(12)
Net ($ billion)	14.6	17.7	20.5(11	)(12)
Months of retained imports	3.6	3.9	4.3(11	)(12)
Domestic credit growth (%)	9.5	3.9	3.8(2)

1	The GDP figures for 2004 and 2005 have recently been revised. See “—Periodic Revisions to Philippine National Accounts” in the accompanying prospectus.
2	First three months of 2006, on an annualized basis.
3	Average for January 2006 to June 2006.
4	In April 2005, a new definition of unemployment was adopted. The old definition of unemployment included all persons at least 15 years old without work who were seeking work, whereas the new definition is restricted to such persons who are immediately available for work.
5	Average of the January, April, July and October applicable statistics based on the January, April, July and October labor force surveys for the relevant year.
6	April 2006 Labor Force Survey.
7	As of July 21, 2006.
8	Includes Bangko Sentral obligations, public sector debt, whether or not guaranteed by the Government, and private sector debt registered and approved by Bangko Sentral. Does not include intercompany accounts of Philippine branches of foreign banks, private sector debt not registered with Bangko Sentral or private sector obligations under capital lease arrangements. Figures reflect the change in treatment of offshore banking units from non-resident to resident entities, pursuant to the fifth edition of the IMF Balance of Payments Manual (“BPM5”).
9	As of December 31 of the relevant year, unless otherwise indicated.
10	Not available.
11	Preliminary.
12	As of June 30, 2006.

GDP/GNP

For the three months ended March 31, 2006, GDP grew by 5.5% and GNP grew by 5.8%, compared to growth of 4.2% and 4.9%, respectively, for the three months ended March 31, 2005 (at constant 1985 prices).

Agriculture, Fishery and Forestry

The agriculture, fishery and forestry sector grew by 3.8% in the first quarter of 2006 compared to a decrease of 0.5% in the first quarter of 2005. The agriculture and fishery subsector grew by 3.7% in the first quarter of 2006 compared to a decrease of 0.1% in the first quarter of 2005. Leading contributors to growth in agriculture were rice, corn and banana production. Rice production grew by 6.9% in the first quarter of 2006 compared to a decrease of 1.5% in the first quarter of 2005, primarily due to an expansion in harvest area as well as higher yield per planted area and favorable weather conditions. Corn production grew by 22.1% in the first quarter of 2006 compared to a decrease of 18.3% in the first quarter of 2005 due to technical assistance to farmers from the Government, more widespread use of hybrid seeds and improved weather conditions. Banana production grew by 14.6% in the first quarter of 2006 compared to 3.4% in the first quarter of 2005, primarily because banana plantations expanded in response to an increase in demand for banana exports. Growth in the fishery subsector decelerated to 4.7% in the first quarter of 2006 compared to growth of 5.3% in the first quarter of 2005. The lower level of growth was primarily due to a decrease in commercial fishing due to the high cost of fuel, mining spills and frequent rains in the Western Visayas region. Forestry grew by 46.4% in the first quarter of 2006 compared to a decrease of 55.6% in the first quarter of 2005 as a result of a significant increase in timber production in Mindanao.

Industry

The industry sector grew by 5.5% in the first quarter of 2006 compared to growth of 3.4% in the first quarter of 2005, mainly due to growth in the manufacturing and mining subsectors. The mining and quarrying subsector grew by 1.7% in the first quarter of 2006, compared to a decrease of 4.2% in the first quarter of 2005. Gold mining grew by 23.0% in the first quarter of 2006 compared to a decrease in output of 9.8% for the first quarter of 2005, due to higher production and favorable world market prices. Non-metals production also grew, primarily due an increased demand for coal. Crude oil production rose by 2.0% compared to a decrease of 3.0% in the first quarter of 2005, as prices and demand increased.

The manufacturing subsector grew by 6.0% in the first quarter of 2006 compared to growth of 4.9% in the first quarter of 2005. The main contributors to growth in the manufacturing sector were electrical machinery, textiles, food and basic metal industries. Construction grew by 5.3% in the first quarter of 2006 compared to a decrease of 0.9% in the first quarter of 2005. Growth of utilities at 4.2% in the first quarter of 2006, compared to 2.0% in the first quarter of 2005, was driven by increased demand for electricity from call center and IT-related industries, new malls and light rail operations, and an expansion in the water distribution network.

Services

The services sector experienced slower growth of 6.2% in the first quarter of 2006 compared to growth of 7.0% in the first quarter of 2005. Growth in the transportation, communication and storage subsector decelerated to 6.8% in the first quarter of 2006 compared to 10.7% growth in the first quarter of 2005. Growth in the communications subsector decelerated to 13.1% in the first quarter of 2006 compared to 18.5% growth in the first quarter of 2005. Growth in the trade subsector also decelerated to 5.3% in the first quarter of 2006 compared to growth of 5.6% in the first quarter of 2005, due to slower growth in both retail and wholesale trade. Financial services grew by 14.8% in the first quarter of 2006 compared to growth of 12.5% in the first quarter of 2005, primarily due to growth in income to banks from interest and transaction fees. Growth in the ownership of dwellings and real estate subsector decelerated to 3.5% in the first quarter of 2006 compared to 6.6% growth in the first quarter of 2005, primarily due to the slower growth in rental and leasing operations from newly opened malls and building rentals from 24.0% growth in the first quarter of 2005 to 5.2% growth in the first quarter of 2006. The private services subsector grew by 5.5% in the first quarter of 2006 compared to growth of 4.7% in the first quarter of 2005. Business services grew by 8.7% for the first quarter of 2006 compared to 7.2% in the first quarter of 2005, primarily due to the continued expansion of major telecommunications and contact centers, including business process outsourcing. Personal services and hotel and restaurant services also experienced higher growth rates in the first quarter of 2006. The Government services subsector decelerated to 2.8% growth in the first quarter of 2006 compared to 3.7% in the first quarter of 2005 due to measures implemented to curb the fiscal deficit.

Income from Abroad

Growth in net factor income from abroad, which is a component of GNP but not included in GDP, decelerated to 8.8% in the first quarter of 2006 compared to growth of 12.9% in the first quarter of 2005.

Inflation

From January 2006 to June 2006, inflation, measured using the 2000 CPI basket, averaged 7.1%. Year-on-year inflation was 6.7% in June 2006 compared to 6.9% in May 2006 and 7.6% in June 2005. Inflation rates for all the commodity groups except housing and repairs declined from January 2006 to June 2006.

In April 2006, the Producer Price Index for the manufacturing sector increased 16.7% from April 2005. Major sectors that showed significant increases in the Producer Price Index were glass and glass products, petroleum products, leather products, non-metallic mineral products, and machinery (excluding electrical). However, the Producer Price Index declined slightly, by 1.0%, from February 2006 to March 2006 with eight major sectors reported drops in the Producer Price Index, led by machinery (excluding electrical).

Employment

In April 2006, the unemployment rate was 8.2%, a decrease from 8.3% in April 2005, but a slight increase from 8.1% in January 2006. The labor force participation rate increased to 64.9% in April 2006 from 64.8% in April 2005. In Metro Manila, where approximately 13.4% of the country’s labor force is located, the unemployment rate in April 2006 was 14.0%, the highest in the country.

Balance of Payments

The Republic’s balance of payments recorded a surplus of $2.1 billion for the first quarter of 2006, compared to a surplus of $782 million for the first quarter of 2005. The balance of payments position for the first quarter of 2006 was driven primarily by overseas Filipino workers (“OFW”) remittances and services exports.

Current Account

The current account recorded a surplus of $1.2 billion in the first quarter of 2006, compared to a surplus of $733 million in the first quarter of 2005. The expansion of the current account surplus in the first quarter of 2006 as compared to the same period in 2005 was mainly attributable to increases in non-resident OFW remittances and a growth in services exports which offset a higher deficit in the income and trade-in-goods accounts.

Goods Trade. The trade-in-goods account recorded a higher deficit of $1.6 billion for the first quarter of 2006, compared to a deficit of $1.4 billion in the first quarter of 2005. The increase in the trade-in-goods account deficit resulted from a 14.4% expansion of imports in goods compared to a 14.2% expansion in exports of goods, as the levels of exports and imports of goods amounted to $10.7 billion and $12.3 billion, respectively, in the first quarter of 2006. The growth in exports of goods was mainly due to higher shipments of garments and electronics in the first quarter of 2006. Growth in imports was due to higher purchases across most commodity groups, particularly mineral fuels and lubricants, raw materials and intermediate goods, and capital goods.

Manufactured goods accounted for most of total exports in March 2006. Exports of electronic products increased 12.8% to $7.5 billion in the first quarter of 2006 from $6.6 billion in the first quarter of 2005. Semiconductors accounted for 73.0% of total electronic exports during the period. Exports of components and devices increased by 17.6% to $5.5 billion in the first quarter of 2006. Garment exports grew by 14.9% to $622 million in the first quarter of 2006 from $541 million in the first quarter of 2005. Machinery and transport equipment exports declined by 1.8% to $430 million in the first quarter of 2006 due to decreased demand. The United States was the Republic’s largest export market, accounting for 18.3% of the aggregate export income for March 2006. Other top export markets were Japan, the Netherlands and China.

Services Trade. The trade-in-services account recorded a deficit of $4.0 million for the first quarter of 2006, compared to a deficit of $358 million in the first quarter of 2005. The improvement in the trade-in-services account was largely the result of higher net inflows of travel, communication, passenger transportation services, personal computer and information and cultural and recreation services. Other business services, specifically professional and technical services, also contributed to the lower deficit with a significant increase in export earnings from business process outsourcing activities.

Income. The income account recorded a deficit of $214 million for the first quarter of 2006, compared to a deficit of $94 million in the first quarter of 2005; the higher deficit was mainly attributable to lower resident OFW remittances, particularly from Japan, where new Japanese immigration rules have made it more difficult for OFWs to comply with working visa requirements. The increased income account deficit was also caused by higher net outflow of payments of dividends and profits to investors of $305 million.

Current Transfers. The current transfers account recorded a surplus of $3.0 billion for the first quarter of 2006, compared to a surplus of $2.5 billion in the first quarter of 2005. This improvement of 16.3% from the same period in the previous year was mainly attributable to higher non-resident OFW remittances. Non-resident OFW remittances in the current transfers account amounted to $2.7 billion in the first quarter of 2006 as compared to $2.4 billion in the first quarter of 2005.

Capital and Financial Account

The net inflow in the capital and financial account amounted to a surplus of $1.5 billion for the first quarter of 2006, which was slightly lower than the surplus of $1.6 billion recorded during the first quarter of 2005. The decrease resulted from a reversal in the other investment account, primarily due to repayment of loans, offsetting the effect of higher surpluses in both direct investments and portfolio investments.

Direct Investments. The net inflow in direct investments amounted to a surplus of $398 million in the first quarter of 2006, compared to a surplus of $360 million recorded during the first quarter of 2005. This improvement is attributable to the combined effects of an increase in non-resident equity investments in the Philippines of 11.4% compared to the same period in 2005, and the reinvestment of earnings by foreign banks in local branches, which grew by 29.4% compared to the same period in 2005.

Portfolio Investments. The net inflow in portfolio investments amounted to a surplus of $2.2 billion in the first quarter of 2006, compared to a surplus of $899 million recorded during the first quarter of 2005. This increase was attributable to a decrease in investments abroad by resident banks and private corporations. Also contributing to the increase were investments in equity securities and subscriptions to Government bond issuances by non-residents.

Other Investments. The net outflow in other investments amounted to a deficit of $1.1 billion in the first quarter of 2006, compared to a surplus of $325 million in the first quarter of 2005. The deficit was caused by an increase of $705 million in loan repayments by domestic commercial banks, a decrease in loans by the Government and a net decrease in currency and deposit placements with local banks by non-residents.

Foreign Direct Investment

For the first four months of 2006, foreign direct investment yielded a net inflow of $500 million, representing an increase of 2.7% compared to $487 million for the corresponding period in 2005. Net equity capital recorded a surplus of $280 million for the first four months of 2006 and was primarily directed towards the manufacturing, construction, real estate and financial intermediation sectors. The increase in equity investments in the Republic was primarily from Filipino non-residents in the U.S. and Japan.

International Reserves

Bangko Sentral’s gross international reserves stood at $21.2 billion as of June 30, 2006, reflecting an increase of 15.2% compared to gross international reserves of $18.4 billion as of December 31, 2005 and an increase of 1.4% from gross international reserves of $20.9 billion as of May 31, 2006. The level of gross international reserves as of June 30, 2006 was adequate to cover approximately 4.3 months of imports of goods and payments of services and income. This level was 3.4 times the Republic’s short-term external obligations based on original maturity and 1.8 times based on residual maturity.

The rise in reserves was mainly due to inflows from Bangko Sentral’s foreign exchange operations, income from investments abroad and the Government’s deposit of proceeds from its project loans and the release of collateral arising from the early termination of some of the Republic’s collateralized Brady Bonds in May 2006. These inflows were partly offset by payments in respect of maturing foreign exchange obligations of the Bangko Sentral and the Government.

As of May 31, 2006, Bangko Sentral’s net international reserves (inclusive of revaluation of reserve assets and reserve-related liabilities) stood at $20.3 billion, reflecting an increase from net international reserves of $17.7 billion as of December 31, 2005.

Money Supply

The Republic’s money supply, as measured by domestic liquidity (M3), was (Peso)2.5 trillion as of May 31, 2006, reflecting a 12.7% increase from May 31, 2005 mainly due to continued inflows from OFW remittances and direct investments.

Interest Rates

On June 1, 2006 and again on June 29, 2006, the Monetary Board of the Bangko Sentral decided to maintain the existing policy interest rates of 7.5% for the overnight borrowing or reverse repurchase (RRP) rate, and 9.75% for the overnight lending or repurchase (RP) rate. The Monetary Board expects that inflation will continue to decelerate for the remainder of 2006, but also maintains the view that inflation remains closely related to movements in world oil prices, which are vulnerable to market concerns of geopolitical risks in major oil-producing economies. The 91-day Treasury bill rate was 6.1% as of July 21, 2006.

Peso/US$ Exchange Rate

As of July 21, 2006 the peso to US dollar exchange rate was (Peso)52.38 per US dollar, compared to (Peso)53.07 per US dollar on December 29, 2005 and (Peso)56.27 per US dollar on December 29, 2004.

Philippine Securities Market

As of July 21, 2006 the Philippine Stock Exchange composite index closed at 2,241.25, compared to a close of 2,096.04 on December 29, 2005. The Philippine Dealing and Exchange Corporation registered a trading volume of (Peso)1.9 billion for Government securities among its participant banks as of December 29, 2005.

Banking System and Non-Performing Loans

As of the end of May 2006, the non-performing loan (“NPL”) ratio of universal and commercial banks stood at 7.36%, compared with 8.08% in the previous month and 10.95% as of the end of May 2005. A 6.51% decrease in NPLs and an 2.65% increase in the total loan portfolio led to the improvement in the NPL ratio in May 2006 compared to the previous month.

Revenues and Expenditures

The following table sets out actual Government revenues and expenditures for the six months ended June 30, 2005 and June 30, 2006, as well as programmed revenues and expenditures for the six months ended June 30, 2006 and the actual percentage growth rates between the two periods.

	Six months ended June 30,						Growth Rate (%)
	2005		2006		2006
	actual		program		actual
	(in billions, except percentages)
Cash Revenues	(Peso)	384.4	(Peso)	450.9	(Peso)	461.8	20.4
Tax Revenues
Bureau of Internal Revenue		260.0		318.6		311.4	19.8
Bureau of Customs		68.4		87.2		92.5	35.2
Non-Tax Revenues
Bureau of Treasury		35.9		24.6		36.5	1.6
Other Offices		20.0		20.5		21.4	6.9
Non Cash Revenues		4.6		5.1		9.2	99.1
Total Revenues		389.0		456.0		471.1	21.1
Cash Expenditures of which, Interest Payments		451.9 143.1		541.3 167.8		493.3 156.6	9.2 9.4
Non Cash Expenditures		4.6		5.1		9.2	99.1
Total Expenditures		456.5		546.4		502.6	10.1
Surplus/(Deficit)		(67.5)		(90.4)		(31.5)	(53.3)

Source: Bureau of the Treasury

The Government’s fiscal deficit for the first six months of 2006 was (Peso)31.5 billion, compared to (Peso)67.5 billion for the first six months of 2005 and a program of (Peso)90.4 billion for the first six months of 2006. The lower deficit for the first six months of 2006 compared with the same period in 2005 was due to higher revenue collection and lower than expected expenditures.

Total Government revenues for the first six months of 2006 were (Peso)471.1 billion compared to (Peso)389.0 billion for the first six months of 2005, reflecting a 21.1% increase. Bureau of Internal Revenue (“BIR”) collections for the first six months of 2006 were (Peso)318.4 billion (of which (Peso)311.4 billion were cash revenues), reflecting a 22.1% increase from BIR collections of (Peso)260.9 billion (of which (Peso)260.0 billion were cash revenues) for the corresponding period in 2005. Bureau of Customs (“BOC”) collections were (Peso)94.8 billion (of which (Peso)92.5 billion were cash revenues) in the first six months of 2006, compared to (Peso)72.2 billion for the first six months of 2005 (of which (Peso)68.4 billion were cash revenues), reflecting a 31.3% increase. Other revenues were (Peso)21.4 billion in the first six months of 2006, compared to other revenues of (Peso)20.0 billion in the first six months of 2005. Income from the Bureau of the Treasury was (Peso)36.5 billion in the first six months of 2006, compared to income of (Peso)35.9 billion for the same period in 2005.

For the first six months of 2006, total Government expenditures were (Peso)502.6 billion (of which (Peso)156.6 billion were interest payments), representing a 10.1% increase from Government expenditures of (Peso)456.5 billion (of which (Peso)143.1 billion were interest payments) for the corresponding period in 2005. Expenditures were lower than expected because the 2006 budget was not passed in the first six months of 2006. See “2006 Budget.”

2006 Budget

On August 24, 2005, President Arroyo submitted the Administration’s proposed 2006 budget to Congress. Pending approval of the 2006 proposed budget, the Government is operating under the re-enacted 2005 budget. On April 5, 2006, the House of Representatives passed House Bill No. 4710, also known as the “General Appropriations Bill,” for 2006 and subsequently transmitted the General Appropriations Bill to the Senate for deliberation. Because of the legislative delay in approving the 2006 budget, the Government issued Administrative Order No. 144 dated February 28, 2006, which authorizes a (Peso)1,000 per month increase in additional compensation for national government employees (including military and uniformed personnel), representing additional expenditures of (Peso)13.7 billion until such time that a bill authorizing adjustments in compensation has been signed into law. On June 1, 2006, the Senate passed a (Peso)1.027 trillion budget, which is (Peso)64 billion less than the original budget submitted by President Arroyo in August 2005. The 2006 budget will become effective only after it is approved by Congress and signed into law by the president. If the president vetoes the proposed budget, the Government will continue to operate under the re-enacted 2005 budget.

Public Sector Debt

Brady Bonds. In 1992, the Republic issued approximately $3.3 billion of Brady Bonds, maturing between 2007 and 2018, in exchange for commercial bank debt, and secured, as to repayment of principal at stated maturity, $1.9 billion of the bonds with zero-coupon United States Treasury bonds purchased by the Republic in the open market. In April 2006, the Republic announced its intention to redeem the outstanding balance of approximately $410,964,000 of its Series B Principal Collateralized Interest Reduction Bonds due December 1, 2017. The Republic redeemed the Bonds on June 1, 2006. On June 2, 2006, the Republic took actions to release the collateral on the redeemed Bonds.

Privatization of National Power Corporation’s Assets

National Power Corporation’s (“NPC”) generation assets are being privatized by the Power Sector Assets and Liabilities Management Corporation (“PSALM”), through a public bidding process which began in the last quarter of 2003 with respect to certain generation assets. In 2004, PSALM bid out the 600-MW coal-fired Masinloc power plant. Consistent with the contract for sale for the transaction, the winning bidder, YNN Pacific Consortium (“YNN”), was required to pay $227 million for the power plant by March 31, 2006. After meeting with YNN and Ranhill Berhad (“Ranhill”), a Malaysian company that was proposing to invest in YNN, PSALM granted an extension of the payment deadline to June 30, 2006, subject to full and complete compliance by YNN of certain conditions, including modifications to increase its original $11 million performance bond. On May 25, 2006, PSALM confirmed possession of a $14 million performance bond delivered by YNN as a condition to extending the payment deadline. On June 30, 2006, YNN failed to deliver the $227 million payment and PSALM redeemed the $14.14 million performance bond. On July 7, 2006, PSALM issued a notice of termination of the contract for sale to YNN which will be effective on August 6, 2006. Socioeconomic Planning Secretary and director-general of the National Economic Development Authority (“NEDA”), Romulo Neri, has called for a review of cross-ownership rules in the electricity industry where bidding parties have a stake in both generation and distribution sectors. Secretary Neri raised the need for a review of the cross ownership rules in light of YNN’s inability to secure a power distribution contract with Meralco, a power distributor who shares the same parent company as First Gen Corporation, the power generation company that was also, at the time of the YNN bid, a rival bidder for the Masinloc plant. On July 19, 2006, First Gen Corporation vice chairman and chief executive officer, Peter Garrucho, stated that First Gen has no intention of participating in the privatization of the Masinloc power plant.

PSALM intends to privatize the National Transmission Corporation (“Transco”) through a 25-year concession agreement. The bidding process is scheduled to begin in September 2006. As of July 21, 2006, 12 investors expressed interest in bidding for the concession agreement.

DESCRIPTION OF THE GLOBAL BONDS

General

The global bonds will be issued under a fiscal agency agreement, dated as of October 4, 1999, as supplemented by supplement no. 1 to the fiscal agency agreement dated February 26, 2004, supplement no. 2 to the fiscal agency agreement dated January 11, 2006 and a supplement to the fiscal agency agreement to be dated the settlement date, between the Republic and JPMorgan Chase Bank, N.A., as fiscal agent. The global bonds are a series of debt securities more fully described in the accompanying prospectus, except to the extent indicated below. Except as otherwise described, the global bonds will at all times rank at least equally among themselves and with all other unsecured and unsubordinated External Indebtedness (as defined in the accompanying prospectus) of the Republic. The following statements are subject to the provisions of the fiscal agency agreement, the supplements to the fiscal agency agreement and the global bonds. This summary does not purport to be complete and the description below may not contain all of the information that is important to you as a potential investor in the global bonds. The Republic has filed forms of these documents as exhibits to the registration statement numbered 333-133836. You should refer to the exhibits for more complete information. Capitalized terms not defined below shall have the respective meanings given in the accompanying prospectus.

The global bonds will:

•	constitute a further issuance of, be fungible with and be consolidated and form a single series with the 8.00% Global Bonds due 2016 issued by the Republic on September 14, 2005 in the amount of $1,000,000,000;

•	bear interest at 8.00% from the settlement date;

•	mature at par on January 15, 2016;

•	pay interest on January 15 and July 15 of each year. The first interest payment will be made on January 15, 2007 in respect of the period from (and including) July 15, 2006 to (but excluding) January 15, 2007; and

•	pay interest to the persons in whose names the global bonds are registered on the record date, which is the close of business on the preceding December 31 or June 30 (whether or not a business day), as the case may be. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

The global bonds constitute a further issuance of, are fungible with and are consolidated and form a single series with, the 8.00% Global Bonds due 2016 issued by the Republic on September 14, 2005 in the amount of $1,000,000,000. Upon issuance, the global bonds will rank pari passu with the previously issued global bonds in all respects. The total principal amount of the previously issued global bonds and the global bonds now being issued is $[•].

The global bonds will be designated Collective Action Securities, and, as such, will contain provisions regarding default, acceleration, voting on amendments, modifications, changes, waivers and future issues of global bonds that differ from those applicable to most of the Republic’s outstanding External Public Indebtedness. Under these provisions, which are commonly referred to as “collective action clauses,” the Republic may, among other things, amend certain key terms of the global bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding global bonds. Those provisions are described in the section entitled “Collective Action Securities” on page 109 of the accompanying prospectus dated May 16, 2006.

The Republic has applied to the EuroMTF, the alternative market of the Luxembourg Stock Exchange, for listing of, and permission to deal in, the global bonds in accordance with the rules of the Luxembourg Stock Exchange. We cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the global bonds is not conditional on obtaining the listing.

Book Entry

The Republic will issue the global bonds in the form of fully registered global securities. The Republic will deposit the global securities with DTC and register the global securities in the name of Cede & Co., as DTC’s nominee. Beneficial interests in the global securities will be represented by, and transfers thereof will be effected only through, book-entry accounts maintained by DTC and its participants.

You may hold your beneficial interests in a global security through Euroclear or Clearstream, Luxembourg, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in a global security in their customers’ securities accounts with the Clearing System Depositaries. The Clearing System Depositaries in turn will hold such interests in their customers’ securities accounts with DTC.

Certificated Securities

In circumstances detailed in the accompanying prospectus (see “Description of the Securities—Description of the Debt Securities—Global Securities—Registered Ownership of the Global Security”), the Republic could issue certificated securities. The Republic will only issue certificated securities in fully registered form in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. The holders of certificated securities shall present directly at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent as the Republic may designate from time to time all requests for the registration of any transfer of such securities, for the exchange of such securities for one or more new certificated securities in a like aggregate principal amount and in authorized denominations and for the replacement of such securities in the cases of mutilation, destruction, loss or theft. Certificated securities issued as a result of any partial or whole transfer, exchange or replacement of the global bonds will be delivered to the holder at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent, or (at the risk of the holder) sent by mail to such address as is specified by the holder in the holder’s request for transfer, exchange or replacement.

Registration and Payments

The Republic will pay the principal amount of a global bond on its maturity date in immediately available funds in the City of New York upon presentation of the global bond at the office of the fiscal agent in the City of New York or, subject to applicable law and regulations, at the office outside the United States of any paying agent, including the Luxembourg paying agent (if the global bonds are listed on the EuroMTF and the rules of the Luxembourg Stock Exchange so require).

The Republic will appoint the fiscal agent as registrar, principal paying agent and transfer agent of the global bonds. In these capacities, the fiscal agent will, among other things:

•	maintain a record of the aggregate holdings of global bonds represented by the global securities and any certificated securities and accept global bonds for exchange and registration of transfer;

•	ensure that payments of principal and interest in respect of the global bonds received by the fiscal agent from the Republic are duly paid to the depositaries for the global securities or their respective nominees and any other holders of any global bonds; and

•	transmit to the Republic any notices from holders of any of the global bonds.

If the global bonds are accepted for listing on the EuroMTF, and the rules of the Luxembourg Stock Exchange so require, the Republic will appoint and maintain a Luxembourg paying and transfer agent, which shall initially be J.P. Morgan Bank Luxembourg S.A. Payments and transfers with respect to the global bonds may be effected through the Luxembourg paying and transfer agent, which will be executed through Euroclear and Clearstream, Luxembourg. Holders of certificated global bonds may present such securities for registration of transfer or payment at the office of the Luxembourg paying and transfer agent. Forms of the transfer notice (or other instrument of transfer) are available, and duly completed transfer notices (or other instrument of transfer) may be submitted, at the office of the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the EuroMTF, the Republic will publish any change as to the identity of the Luxembourg paying and transfer agent in a leading newspaper in Luxembourg, which is expected to be the d’Wort.

Redemption and Sinking Fund

The Republic may not redeem the global bonds prior to maturity. The Republic will not provide a sinking fund for the amortization and retirement of the global bonds.

Regarding the Fiscal Agent

The fiscal agent has its principal corporate trust office at 4 New York Plaza, 15th Floor, New York, New York 10004. The Republic will at all times maintain a paying agent and a transfer agent in the City of New York which will, unless otherwise provided, be the fiscal agent. The Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent will be the agent of the Republic, not a trustee for holders of any global bonds. Accordingly, the fiscal agent will not have the same responsibilities or duties to act for such holders as would a trustee, except that all funds held by the fiscal agent for the payment of principal, and premium, if any, or interest on the global bonds shall be held by the fiscal agent in trust for the holders of the global bonds. Neither the fiscal agent nor the Luxembourg paying and transfer Agent will have any responsibility or liability in relation to payments of principal and interest.

The fiscal agency agreement and the supplements to the fiscal agency agreement are not required to be qualified under the US Trust Indenture Act of 1939. Accordingly, the fiscal agency agreement and the supplements to the fiscal agency agreement may not contain all of the provisions which could be beneficial to holders of the global bonds which would be contained in an indenture qualified under the Trust Indenture Act.

JPMorgan Chase & Co. (“JPMorgan”) has entered into an agreement with The Bank of New York Company (“BONY”) pursuant to which JPMorgan intends to exchange portions of its corporate trust business, including sovereign, municipal and corporate trusteeships, for BONY’s consumer, small business and middle-market banking businesses. This transaction has been approved by both companies’ boards of directors and is subject to regulatory approvals. It is expected to close in the late third quarter or fourth quarter of 2006. Upon closing, the fiscal agent for the new global bonds will cease to be JPMorgan Chase Bank, N.A. and will become an entity owned by BONY.

Notices

All notices will be mailed to the registered holders of the global bonds. If a depositary is the registered holder of the global bonds, each beneficial holder must rely on the procedures of the depositary and its participants to receive notice, subject to any statutory or regulatory requirements.

In connection with the application to list the global bonds on the EuroMTF, the Republic expects to undertake that so long as the global bonds are listed on the EuroMTF, all notices also will be published in Luxembourg in the d’Wort. If the Republic cannot, for any reason, publish notice in the d’Wort, it expects to choose an appropriate alternate English language newspaper of general circulation in Luxembourg.

GLOBAL CLEARANCE AND SETTLEMENT

The Depository Trust Company (“DTC”), Euroclear and Clearstream, Luxembourg have established links among themselves to facilitate the initial settlement of the global bonds and cross-market transfers of the global bonds in secondary market trading. DTC will be linked to JPMorgan Chase Bank, N.A., a New York banking corporation, as depositary of the Euroclear System (“Euroclear”), and Citibank, N.A., as depositary for Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) (the “Clearing System Depositaries”).

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below to facilitate transfers of global bonds among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform such procedures. In addition, such procedures may be modified or discontinued at any time. Neither the Republic nor the fiscal agent nor the Luxembourg paying and transfer agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of the respective obligations under the rules and procedures governing their operations.

The Clearing Systems

The Depository Trust Company. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the US Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry settlement in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, your ability to pledge a beneficial interest in the global security to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Euroclear and Clearstream, Luxembourg. Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry settlement in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

Initial Settlement

If you plan to hold your interests in the securities through DTC, you will follow the settlement practices applicable to global security issues. If you plan to hold your interests in the securities through Euroclear or Clearstream, Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. If you are an investor on the settlement date, you will pay for the global bonds by wire transfer and the entity through which you hold your interests in the global bonds will credit your securities custody account.

Secondary Market Trading

The purchaser of securities determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date (i.e., the date specified by the purchaser and seller on which the price of the securities is fixed).

Settlement among DTC participants. DTC participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of DTC governing global security issues. Participants will pay for these transfers by wire transfer.

Settlement among Euroclear and/or Clearstream, Luxembourg participants. Euroclear and Clearstream, Luxembourg participants will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds. Participants will pay for these transfers by wire transfer.

Settlement between a DTC seller and a Euroclear or Clearstream, Luxembourg purchaser. When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date for such securities. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the securities and make payment for them. On the settlement date for such securities, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream, Luxembourg, and in turn Euroclear or Clearstream, Luxembourg will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or from existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the securities are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in many cases the interest income on securities which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the securities can use its usual procedures for transferring global securities to the Clearing System Depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders that use Euroclear or Clearstream, Luxembourg and that purchase global bonds from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless one of the following three steps is taken:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear account or Clearstream, Luxembourg account, in accordance with the clearing system’s customary procedures;

•	borrowing the global bonds in the United States from a DTC participant no later than one day prior to settlement, which would give the global bonds sufficient time to be reflected in the borrower’s Euroclear account or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date of the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream, Luxembourg participant.

Settlement between a Euroclear or Clearstream, Luxembourg seller and a DTC purchaser. Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their Clearing System Depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the securities to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream, Luxembourg participant selling the securities has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

TAXATION

General

The Republic urges you to consult your own tax advisors to determine your particular tax consequences in respect of participating in the offering, and of owning and selling the global bonds.

Philippine Taxation

The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the global bonds in connection with the holding and disposition of the global bonds. The Republic uses the term “non-Philippine holders” to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

This summary is based on Philippine laws, rules, and regulations now in effect, all of which are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the global bonds, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to residents of the Republic.

Effect of Holding Global Bonds. Payments by the Republic of principal of and interest on the global bonds to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the global bonds or the receipt of principal or interest in respect thereof.

Taxation of Interest on the Global Bonds. When the Republic makes payments of principal and interest to you on the global bonds, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains. Non-Philippine holders of the global bonds will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a global bond if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder. Under the Philippine Tax Code, any gain realized from the sale, exchange or retirement of securities with an original maturity of more than five years from the date of issuance will not be subject to income tax. Since the global bonds have a maturity of more than five years from the date of issuance, any gains realized by a holder of the global bonds will not be subject to Philippine income tax.

Documentary Stamp Taxes. No documentary stamp tax is imposed upon the transfer of the global bonds. A documentary stamp tax, at the rate of (Peso)1.00 for every (Peso)200.00 of the issue value of the global notes, is payable upon the issuance of the global bonds and will be for the account of the Republic.

Estate and Donor’s Taxes. The transfer of a global bond by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over (Peso)200,000.

The transfer of a global bond by gift to an individual who is related to the nonresident holder will generally be subject to a Philippine donor’s tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceed (Peso)100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship.

The foregoing apply even if the holder is a nonresident holder. However, the Republic will not collect estate and donor’s taxes on the transfer of the global bonds by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a “Reciprocating Jurisdiction”). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

United States Taxation

The global bonds to be issued pursuant to this offering should form part of a “qualified reopening” and therefore, part of the issue by the Republic on September 14, 2005 of 8.00% Global Bonds due 2016 for US federal tax purposes.

For a description of certain United States tax aspects of the global bonds, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, which consists of a terms agreement dated July [•], 2006 and the underwriting agreement standard terms filed as an exhibit to the registration statement, the Republic has agreed to sell to the underwriters, namely Citigroup Global Markets Inc., Deutsche Bank Securities Inc., and J.P. Morgan Securities Inc., and the underwriters have agreed to purchase from the Republic, global bonds in the principal amount of US$[•]. Each of the underwriters, severally and not jointly, has agreed to purchase from the Republic, the principal amounts of the global bonds listed opposite its name below.

Underwriters	Principal Amount
Citigroup Global Markets Inc.	US$	[	•]
388 Greenwich Street New York, New York 10013 United States of America

Deutsche Bank Securities Inc.	US$	[	•]
60 Wall Street New York, New York 10005 United States of America

JP Morgan Securities Inc.	US$	[	•]
270 Park Avenue New York, New York 10017 United States of America

Total	US$	[	•]

The underwriting agreement provides that the underwriters are obligated to purchase all of the global bonds if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of the non-defaulting underwriters may be increased or the offering of the global bonds may be terminated.

The Republic has agreed to indemnify the underwriters against liabilities under the US Securities Act of 1933 or contribute to payments which the underwriters may be required to make in that respect.

The Republic estimates that its out-of-pocket expenses for this offering will be approximately US$[•]. The underwriters have agreed to reimburse the Republic for certain of its expenses.

Commissions and Discounts

The underwriters have advised the Republic that they propose to offer the global bonds to the public initially at the public offering price that appears on the cover page of this prospectus supplement. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

In connection with this offering of the global bonds, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the global bonds in the open market for the purpose of pegging, fixing or maintaining the price of the global bonds. Syndicate covering transactions involve purchases of the global bonds in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the global bonds to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time. The Republic has been advised by the underwriters that they intend to make a market in the global bonds, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of or the trading market for the global bonds.

In compliance with NASD guidelines the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to the prospectus and applicable prospectus supplements (including this supplement) will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

UK Selling Restrictions

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the global notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Hong Kong Selling Restrictions

Each underwriter has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any global bonds other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the global bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to global bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore Selling Restrictions

This prospectus supplement and the prospectus to which it relates have not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, the global bonds may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus supplement and the prospectus to which it or any other document or material in connection with the offer or sale or invitation for subscription or purchase of such global bonds be circulated, directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person falling within Section 274 of the SFA, (b) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each underwriter has represented, warranted and agreed to notify (whether through the distribution of this prospectus supplement and the prospectus to which it relates or any other document or material in connection with the offer or sale or invitation for subscription of purchase of such global bonds or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased such global bonds from and through such underwriter, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the global bonds under Section 275 of the SFA except (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (b) where no consideration is given for the transfer; or (c) by operation of law.

Japan Selling Restrictions

The global bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”), and each underwriter has not and will not offer or sell any global bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except in compliance with all the applicable laws and regulations of Japan. Pursuant to the Foreign Exchange and Foreign Trade Law of Japan, the Republic may be required to file a report in connection with the issuance or offering of global bonds in Japan or the issuance or offering outside Japan of global bonds denominated or payable in Yen with the Ministry of Finance of Japan (the “MOF”) within a limited period of time after the issue of the global bonds. Each underwriter is required to provide any necessary information on sales of global bonds in Japan to the Republic (which shall not include the names of the purchasers thereof) so that the Republic may make such reports to the MOF.

Republic of the Philippines Selling Restrictions

The global bonds constitute exempt securities within the meaning of the Philippine Securities Regulation Code and as such are not required to be registered under the provisions of the said Code before they can be sold or offered for sale or distribution in the Philippines. However, the global bonds may be sold or offered for sale in the Philippines only by underwriters, dealers or brokers duly licensed by the Philippine Securities and Exchange Commission.

Republic of Italy Selling Restrictions

No solicitations in connection with the global bond offering will be made in Italy by any party, including the underwriters. No copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the global bonds or the global bond offering will be distributed in Italy. No global bonds will be offered, sold or delivered in Italy.

Settlement and Delivery

The Republic expects that delivery of the global bonds will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the global bonds. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade global bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the global bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Relationship of Underwriters with the Republic

The underwriters have in the past and may in the future provide investment and commercial banking and other related services to the Republic in the ordinary course of business for which the underwriters and/or their respective affiliates have received or may receive customary fees and reimbursement of out of pocket expenses.

LEGAL MATTERS

The validity of the global bonds will be passed upon on behalf of the Republic as to Philippine law by the Secretary of the Department of Justice of the Republic, and as to US federal law and New York State law by Allen & Overy. Certain matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, United States counsel for the underwriters, as to matters of US and New York State law, and by Romulo, Mabanta, Buenaventura, Sayoc & de Los Angeles, Philippine counsel for the underwriters, as to matters of Philippine law.

GENERAL INFORMATION

1. The global bonds have been accepted for clearance through The Depository Trust Corporation, Euroclear and Clearstream, Luxembourg. The International Securities Identification Number is US718286BA41, the CUSIP number is 718286BA4, and the Common Code number is 022972162.

2. The issue and sale of the global bonds was authorized by two Full Powers signed by the President of the Republic on July 28, 2005 and on April 19, 2006, respectively.

3. Except as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the fiscal condition or affairs of the Republic which is material in the context of the global bond offering since May 16, 2006.

4. Application has been made to list the global bonds on the EuroMTF. Copies of the following documents will, so long as any global bonds are listed on the EuroMTF, be available for inspection during usual business hours at the specified office of J.P. Morgan Bank Luxembourg S.A. in Luxembourg:

•	copies of the Registration Statement, which includes the fiscal agency agreement, the supplements to the fiscal agency agreement and the form of the underwriting agreement as exhibits thereto; and

•	two Full Powers signed by the President of the Republic on July 28, 2005 and on May 25, 2006, respectively, and the resolution of the Monetary Board of Bangko Sentral adopted on June 8, 2006, authorizing and approving-in principle the issue and sale of the global bonds.

In addition, so long as the global bonds are outstanding or listed on the EuroMTF, copies of the Philippines’ economic reports for each year in English (as and when available) will be available at the offices of the listing agent in Luxembourg during normal business hours on any weekday. The underwriting agreement, if any, the fiscal agency agreement and the supplements to the fiscal agency agreement shall also be available free of charge at the office of the listing agent and the Luxembourg paying and transfer agent.

5. J.P. Morgan Bank Luxembourg S.A. has been appointed as the Luxembourg paying and transfer agent. For so long as the global bonds are listed on the EuroMTF and the rules of the Luxembourg Stock Exchange so require, the Republic will maintain a Luxembourg paying and transfer agent.

PROSPECTUS

Republic of the Philippines

$3,500,000,000

Debt Securities and/or

Warrants

The Republic will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer or sell securities unless accompanied by a supplement. The Republic may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated May 16, 2006.

CERTAIN DEFINED TERMS AND CONVENTIONS

Statistical information included in this prospectus is the latest official data publicly available at the date of this prospectus. Financial data provided in this prospectus may be subsequently revised in accordance with the Republic’s ongoing maintenance of its economic data, and that revised data will not be distributed by the Republic to any holder of the Republic’s securities. As used in this prospectus, the term “N/A” identifies statistical or financial data that is not available.

All references in this prospectus to (a) the “Republic” or the “Philippines” are to the Republic of the Philippines, (b) the “Government” are to the national government of the Philippines, (c) the “Administration” are to the current administration of President Gloria Macapagal-Arroyo and (d) “Bangko Sentral” are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

Government-owned corporations are corporations at least 51% of the capital stock of which is owned by the Government directly or indirectly through its instrumentalities.

The fiscal year of the Government commences on January 1 of each year and ends on December 31 of such year.

Unless otherwise indicated, all references in this prospectus to “Philippine Pesos”, “pesos” or “(Peso)” are to the lawful national currency of the Philippines, those to “dollars”, “US dollars” or “$” are to the lawful currency of the United States of America and references to “euro”, and “€” are to the currency introduced on January 1, 1999 at the start of the third stage on European Economic and Monetary Union. References to “SDR” are to Special Drawing Rights of the International Monetary Fund.

This prospectus contains conversions of some peso amounts into US dollars for the convenience of the reader. Unless otherwise specified, the conversions were made at the exchange rate as stated by the Bangko Sentral Reference Exchange Rate Bulletin published by the Treasury Department of Bangko Sentral on the relevant date. No representation is made that the peso amounts actually represent the US dollar amounts or could have been converted into US dollars at the rates indicated, at any particular rate, or at all.

Any discrepancies in the tables included herein between the amounts listed and the totals thereof are due to rounding.

FORWARD LOOKING STATEMENTS

Some of the statements contained in this prospectus under “Republic of the Philippines” are forward looking. They include statements concerning, among others,

•	the Republic’s economic, business and political conditions and prospects;

•	the Republic’s financial stability;

•	the depreciation or appreciation of the peso;

•	changes in interest rates;

•	governmental, statutory, regulatory or administrative initiatives; and

•	adverse changes in economic conditions in the Republic.

Actual results may differ materially from those suggested by the forward-looking statements due to various factors. These factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates and recession or low growth in the Republic’s trading partners. High international interest rates could increase the Republic’s current account deficit and budgetary expenditures. Recession or low growth in the Republic’s trading partners could lead to fewer exports from the Republic and, indirectly, lower growth in the Republic.

•	Adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves.

•	Other adverse factors, such as climatic or seismic events and political uncertainty.

DATA DISSEMINATION

The Republic is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard (“SDDS”), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar”. For the Philippines, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the Dissemination Standards Bulletin Board. The Internet website for the Philippines’ “Advance Release Calendar” and metadata is located at “http://dsbb.imf.org/Applications/web/sddscountrycategorylist/?strcode=PHL”.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from sales of securities will be used for the general purposes of the Republic, including for budget support and to repay a portion of the Government’s borrowings.

PROSPECTUS SUMMARY

Republic of the Philippines

General

The Philippine archipelago has over 7,000 islands with a total land area of approximately 300,000 square kilometers. The islands are grouped into three geographic regions: Luzon, the largest island, in the north, covering an area of 141,395 square kilometers; Visayas in the central region, covering an area of 56,606 square kilometers; and Mindanao in the south, covering an area of 101,999 square kilometers. Manila is the Republic’s capital. The Republic’s population is estimated at approximately 85.2 million.

Government and Politics

The Republic’s current constitution was adopted by plebiscite in 1987. The ratification of the new Constitution in 1987 restored a presidential form of government consisting of three branches: executive, legislative and judiciary. Executive power is vested in the President, who is elected by direct popular vote and who may serve one term of six years. Legislative authority is vested in the Congress of the Philippines, which consists of the Senate and the House of Representatives. Judicial power is vested in the Supreme Court and in various lower courts.

On June 24, 2004, a joint session of Congress declared Gloria Macapagal-Arroyo and Noli de Castro to be President-elect and Vice President-elect, respectively, as a result of national elections held on May 10, 2004. They began their six-year terms on June 30, 2004. Ms. Arroyo first became President in January 2001, after the impeachment and resignation of former President Joseph Estrada. Criminal charges for perjury and plunder have been filed against Mr. Estrada with the Sandiganbayan, a special court with jurisdiction over criminal and civil cases involving graft and corruption. Mr. Estrada’s trial is ongoing.

Allegations of fraud committed during the May 2004 election have intensified since early June 2005 in light of revelations that President Arroyo had spoken with an official from the independent Commission on Elections during the counting of votes. President Arroyo has admitted to speaking with an election official, but insists that she did not participate in fraud or induce the Commission on Elections to tamper with the election. On July 7, 2005, in a speech broadcast nationwide, President Arroyo called upon her entire cabinet to submit courtesy resignations in order to rebuild a new administration that could more efficiently implement economic reforms. The next day, ten of President Arroyo’s senior governmental officials submitted their resignations and urged President Arroyo to resign as well. Subsequently, three additional presidential advisers resigned. President Arroyo has since replaced these senior officials.

On July 25, 2005, impeachment complaints against President Arroyo were referred to the House of Representatives’ Committee on Justice and subsequently dismissed on August 31, 2005. Several cases were filed with the Supreme Court questioning the constitutionality of the decision but none have been successful.

There have been media reports of military plots to remove President Arroyo from office. On February 24, 2006, President Arroyo issued Proclamation 1017, which declared a state of national emergency in response to reports of an alleged attempted coup d’état. In connection with the proclamation, a number of opposition members were arrested or threatened with arrest. On March 3, 2006, President Arroyo lifted the state of national emergency. On May 3, 2006, the Supreme Court ruled that certain acts committed by law enforcement officials in furtherance of Proclamation 1017 were unconstitutional. See “Republic of the Philippines—Government—National Elections and Recent Political Developments”.

In her State of the Nation address on July 25, 2005, President Arroyo called for the adoption of a unicameral parliamentary form of government to replace the current bicameral legislature/presidential unitary system. On December 15, 2005, the President submitted to Congress proposed amendments to the 1987 Constitution. A nationwide group of local officials and a multi-sectoral group are leading a movement to expedite the passage of these amendments through the process of initiative and referendum. The movement claims to have gathered more signatures than the number required by the constitution. However, there are potential legal challenges to the constitutionality of the initiative and referendum process. See “Philippines—National Elections and Recent Political Developments”.

Over the past three decades, groups of communist rebels and Muslim separatists in the Republic have periodically fought with Government forces. The United States government has sent troops to the Philippines and pledged monetary aid to help the Republic in its campaign against these rebel groups and against terrorism generally. A bilateral ceasefire was declared with the Muslim separatists in July 2003, and peace talks have been proceeding since December 2004.

Economy

The Philippines has a mixed economy in which the Government is directly engaged in certain economic activities through government-owned and controlled corporations (“GOCCs”) and Government Financial Institutions (“GFIs”). The Government actively encourages domestic and foreign private investment. Beginning in 1991, The Philippines has undertaken further liberalization of trade and investment in tandem with the deregulation of the financial system, foreign exchange liberalization, tax reforms, acceleration of privatization, enhancement of competition in the provision and operation of public utilities, and deregulation of the oil and power industries. President Arroyo’s policy priorities for her current six-year term, as announced in June and July 2004, include creating jobs, improving education, balancing the Government’s budget, reducing corruption, promoting the peace process with rebel groups, and reforming the energy and electric power industries.

The principal sectors of the Philippine economy are services, industry and agriculture (including fishery and forestry). The services sector accounted for 47.7% of real gross domestic product (“GDP”) in 2005, including the subsectors of trade (16.9% of real GDP), transportation, communications and storage (8.7% of real GDP) and private services (7.6% of real GDP). The industry sector accounted for 33.3% and the agriculture sector accounted for 19.0% of real GDP in 2005.

In 2005, real gross national product (“GNP”) grew 5.7% and real GDP grew 5.1%, compared with real GNP growth of 6.2% and real GDP growth of 6.0% for 2004. GDP growth in 2005 resulted from an increase of 6.3% in the service sector, 5.3% in the industry sector, 2.0% in the agriculture, fishery and forestry sector, and 13.8% from net factor income from abroad. Rising inflation levels and escalating petroleum prices, combined with a weakened demand for electronics, slowed economic growth in 2005.

Foreign trade is important to the Philippine economy. In 2005, exports of goods were equal to 38.2% of the country’s GNP and imports were equal to 48.9% of GDP. Total exports of goods were $40.2 billion in 2005. Manufactured goods accounted for 89.6% of the Republic’s exports in 2005. Electronics, machinery and transport equipment and garments have historically been the Republic’s leading manufactured exports.

In 2005, the balance of payments recorded a surplus of $2.4 billion, compared to the $280 million deficit in 2004. The current account recorded a surplus of $2.4 billion, higher than the $1.6 billion surplus recorded in 2004. The surplus in 2005 reflected robust net inflows throughout the year, particularly from overseas Filipino workers (“OFWs”), which offset a $1.5 billion decline in the trade balance from a deficit of $7.5 billion in 2004 to a deficit of $8.9 billion in 2005. The income account recorded a deficit of $107 million in 2005 compared to a deficit of $73 million in 2004, primarily on account of higher interest payments by the Government. The trade-in-goods balance recorded a deficit of $7.5 billion after recording a deficit of $5.7 billion in 2004, mainly due to a 7.4% increase in imports compared to a 3.7% increase in exports. The trade-in-services account recorded a deficit in 2005 of $1.4 billion, an improvement from the deficit of $1.8 billion recorded in 2004. The improvement in the trade-in-services deficit was largely attributed to higher net inflows from travel as the Department of Tourism intensified international marketing and promotional campaigns in key markets.

As of December 31, 2005, Bangko Sentral-approved external debt amounted to $54.2 billion, a 1.2% decrease from the $54.8 billion recorded as of December 31, 2004. The decrease in debt was mainly due to downward foreign exchange revaluation adjustments caused by a stronger peso as compared to the dollar.

As of December 31, 2005, Bangko Sentral-approved medium and long term external debt amounted to $47.8 billion. Of this amount, 57.8% carried fixed rates, 39.5% had variable rates, and the remaining 2.7% was non-interest bearing. The average cost of fixed rate debt was 6.3%. For liabilities with floating interest rates, the margin over the applicable base rate averaged 1.7%. Approximately 56.0% of total Bangko Sentral-approved external debt (including short-term debt) was denominated in US dollars while 25.3% was denominated in Japanese yen. Multi-currency loans from the World Bank and the Asian Development Bank accounted for 8.1% of total Bangko Sentral-approved external debt.

As of May 5, 2006, the Philippine Stock Exchange composite index closed at 2,470.2, compared to a close of 2,096.0 on December 29, 2005 and 1,822.8 on December 29, 2004.

On May 5, 2006, the peso-US dollar exchange rate was (Peso)51.46 per US dollar, compared to (Peso)53.07 per US dollar as of December 29, 2005 and (Peso)56.27 per US dollar as of December 29, 2004.

The average interest rates for 91-day Treasury bills increased from 6.0% in 2003 to 7.3% in 2004 and decreased to 6.4% in 2005.

On July 11, 2005, Fitch Ratings downgraded its long-term foreign and local currency ratings outlooks for the Republic from “stable” to “negative” while retaining the ratings of BB and BB+, respectively. Fitch warned that “a rating downgrade could be triggered by protracted delays in the Supreme Court decision, an eventual decision that the expanded value-added tax legislation is unconstitutional, or continued political disorder.”

On July 11, 2005, Standard & Poor’s downgraded its long-term foreign and local currency ratings outlooks for the Republic from “stable” to “negative” while affirming the existing ratings of BB- and BB+ respectively. Standard & Poor’s cited its concern stemming from “the ongoing political crisis in the country—sparked by allegations of electoral impropriety by the president, and punctuated by the Supreme Court’s freezing of an expanded sales tax, and the departure of President Arroyo’s economic team.”

On July 13, 2005, Moody’s Investors Service downgraded its long-term foreign and local currency ratings outlooks for the Republic from “stable” to “negative” while retaining the ratings at “B1”. Moody’s cited “a significant degree of uncertainty about the stability of the country’s fiscal and external payments positions under the unsettled political environment in the Philippines” and doubts over the Government’s ability to pursue its fiscal consolidation program following the Supreme Court’s temporary restraining order halting implementation of the Expanded VAT Reform Law. See “Republic of the Philippines—Government—Arroyo Administration Policy”.

On February 9, 2006, Moody’s Investors Service affirmed the Republic’s long-term foreign and local currency ratings at B1 with a “negative” outlook. Moody’s noted that “while the Philippines has made progress in reducing fiscal deficits, more reform will be needed to bring down the exceptionally high public-sector debt to a level that would prompt a change from Moody’s Investors Service’s current negative outlook on the Government’s B1 rating”.

On February 9, 2006, Standard & Poor’s upgraded its long-term foreign and local currency ratings outlooks for the Republic from “negative” to “stable” while affirming the existing ratings of BB- and BB+ respectively. Standard and Poor’s noted that “the stable outlook reflects revised expectations concerning the prospects of policy continuity and adherence to fiscal consolidation, which foreshadows improved chances for overall deficit reduction and stabilization of the country’s debt dynamics”.

On February 13, 2006, Fitch Ratings upgraded its long-term foreign and local currency ratings outlooks for the Republic from “negative” to “stable” while affirming the existing ratings of BB and BB+ respectively. Fitch noted that “the good 2005 fiscal performance and 2006 fiscal outlook, together with a more settled political environment, warrant the change in outlook.” Fitch did, however, also say that the Government should undertake additional fiscal reform measures to prevent downward pressure on the Republic’s credit rating and warned that “political developments could still affect credit worthiness,” citing continuing efforts to revise the Constitution that could displace other legislative initiatives, and a likely revival of the opposition’s efforts to impeach President Arroyo in connection with alleged irregularities in the counting of votes during the May 2004 election. Fitch said renewed impeachment proceedings could cast doubt on the plausible tenure of President Arroyo and it said destabilizing political events could reduce tax collection or disrupt financial markets, with possible implications for public debt service. See also “Republic of the Philippines—Government—National Elections and Recent Political Developments”.

Summary Economic Information of the Republic of the Philippines

	2001		2002		2003		2004		2005
	(in billions, except as indicated)(1)
GDP (at current market prices)	(Peso)	3,631	(Peso)	3,964	(Peso)	4,293	(Peso)	4,826	(Peso)	5,379
GDP (at constant 1985 prices)		990		1,034		1,081		1,146		1,205
GDP per capita (in US dollars at current market prices)		$906		$958		$968		$1,031		$1,146
GDP growth rate (at constant 1985 prices)		1.8%		4.4%		4.5%		6.0%		5.1%
Consumer Price Inflation rate		6.8%		3.0%		3.5%		6.0%		7.6%
Unemployment rate		11.1%		11.4%		11.4%		11.8%		11.3%
Government surplus/(deficit) as % of GDP		(4.0)%		(5.4)%		(4.7)%		(3.9)%		(2.7)%
Public sector borrowing requirement(2)		(189.8)		(268.3)		(275.0)		(231.1)		(183.3)
Consolidated public sector financial position(3)		(174.3)		(220.2)		(221.7)		(232.0)		(106.0)

	2001		2002		2003		2004		2005
	(in millions, except as indicated)
Current account (deficit) as % of GDP		(2.5)%		(0.5)%		0.4%		1.9%		2.4%
Overall balance of payments position as % of GDP(4)		(0.3)%		1.1%		0.2%		(0.3)%		2.5%
Gross international reserves(5)		$15,692		$16,365		$17,063		$16,228		$18,495

	2001		2002		2003		2004		2005
	(in billions, end of period)(6)
Direct domestic debt of the Republic(7)	(Peso)	1,247.7	(Peso)	1,471.2	(Peso)	1,703.8	(Peso)	2,001.2	(Peso)	2,164.3
Direct external debt of the Republic(7)		$22.1		$25.3		$29.6		$32.2		$32.5
Public sector domestic debt(8)	(Peso)	1,187.1	(Peso)	1,361.8	(Peso)	1,531.1	(Peso)	1,708.7	(Peso)	1,856.4
Public sector external debt(9)	(Peso)	2,663.0	(Peso)	3,007.3	(Peso)	3,543.0	(Peso)	3,588.9	(Peso)	3,636.5

Sources: National Statistics Office; National Statistical Co-ordination Board; Bureau of the Treasury; Department of Finance, Bangko Sentral.

(1)	Amounts in pesos have been converted to US dollars using the average Bangko Sentral reference exchange rates for the applicable year.

(2)	Represents the aggregate deficit of the Government, the Central Bank-Board of Liquidation (the “CB-BOL”), the Oil Price Stabilization Fund and the 14 GOCCs whose debt comprises virtually all the debt incurred by GOCCs (the “14 monitored GOCCs”).

(3)	Comprises the aggregate deficit or surplus of the Government, the CB-BOL’s accounts, the 14 monitored GOCCs, the Social Security System, the Government Service Insurance System, Bangko Sentral, the Government financial institutions (“GFIs”) and the local government units.

(4)	Overall balance of payments has been revised to reflect: late reports, post-audit adjustments and final data from companies. See “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(5)	Comprises the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral’s reserve position in the IMF at period-end. Figures for 2005 have been revised to reflect the reclassification of released collateral from Brady Bonds from non-international reserves to international reserves eligible assets of Bangko Sentral.

(6)	Amounts in original currencies were converted to US dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each period.

(7)	Represents debt of the Government only, and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(8)	Represents debt of the Government, the 14 monitored GOCCs, the CB-BOL, Bangko Sentral and the GFIs.

(9)	Includes public sector debt, whether or not guaranteed by the Government.

REPUBLIC OF THE PHILIPPINES

History, Land and People

History

Spain governed the Philippines as a colony from 1521 until 1898. On June 12, 1898, during the Spanish-American War, the Filipinos declared their independence. The United States claimed sovereignty over the Philippines under the 1898 Treaty of Paris, which ended the Spanish-American War, and governed the Philippines as a colony until 1935, when the Philippines became a self-governing commonwealth. On July 4, 1946, the Philippines became an independent republic.

Geography and General Information

The Philippine archipelago, located in Southeast Asia, comprises over 7,000 islands and a total land area of approximately 300,000 square kilometers. The Republic groups the islands into three geographic regions: Luzon in the north, covering an area of 141,395 square kilometers, Visayas in the center, covering an area of 56,606 square kilometers, and Mindanao in the south, covering an area of 101,999 square kilometers. The Republic is also divided into 17 administrative regions.

Forests cover approximately 50% of the Philippines, and 47% of the country is under agricultural cultivation. Agriculture, forestry and fishery employed 36.5% of the labor force in January 2006 and provided 5.6% of the Republic’s export earnings (including exports of agriculture-based products) in 2005. The Republic is generally self-sufficient in staple cereals and is a major exporter of certain agricultural products. Manufactured goods comprise the most important category of the Republic’s exports, accounting for 89.6% of the Republic’s exports in 2005. Electronics, machinery and transport equipment and garments have historically been the Republic’s leading manufactured exports.

The Republic’s population was 76.5 million according to the 2000 census, and was estimated at 85.2 million in 2005. The Republic’s capital, Manila, located in Luzon, had an estimated population of 1.6 million in 2000. The cities of Manila, Pasay, Caloocan, Quezon, Mandaluyong, Las Piñas, Muntinlupa, Marikina, Pasig, Makati, Malabon, Valenzuela, and Parañaque, together with four surrounding municipalities, make up the National Capital Region or Metro Manila. Metro Manila, the most populous of the administrative regions, had an estimated population of 9.9 million people in 2000.

The majority of Filipinos have Malay ethnic origins. Filipino culture also includes strong Spanish, Chinese and American influences. Filipino is the national language, but English is the primary language used in business, government and education. The population speaks over 80 other dialects and languages, including Chinese and Spanish. The Republic’s literacy rate is 92.3%, ranking among the highest in Asia.

Christianity, primarily Roman Catholicism, is the predominant religion in the Philippines. A significant Muslim minority lives in Mindanao.

Government

Governmental Structure

Since 1935, the Republic has had three Constitutions. The country adopted the current Constitution by plebiscite in February 1987 after Ferdinand Marcos, who had ruled for 20 years, was ousted a year earlier in favor of Corazon Aquino following a people’s uprising. The new Constitution restored a presidential form of government comprised of three branches: executive, legislative and judicial.

The principal features of each branch are as follows:

•	Executive—The President, directly elected for a single, six-year term, exercises executive power. If the President dies, becomes permanently disabled or is removed from office or resigns, the Vice

President acts as President for the remainder of the term. If the Vice President cannot serve, the President of the Senate or, if he cannot serve, the Speaker of the House of Representatives, acts as President until the election and qualification of a new President or Vice President. The person acting as President for any remaining term may, if elected, serve a six-year term as President.

•	Legislative—The Congress, comprised of the Senate and the House of Representatives, exercises the country’s legislative authority. The Constitution mandates a Senate of 24 members and a House of Representatives of not more than 250 members, all elected by popular vote. Senators serve for a term of six years and members of the House of Representatives for a term of three years. The country held elections for 12 Senators and all members of the House of Representatives in May 2004. The other 12 Senators were elected in May 2001.

•	Judicial—The Supreme Court and any lower courts established by law exercise the country’s judicial authority. The country’s court system is a multi-tiered system of courts of general jurisdiction that includes the Supreme Court and the Court of Appeals. Below these, the Regional Trial Courts, Metropolitan Trial Courts, Municipal Trial Courts and Municipal Circuit Trial Courts constitute courts of original jurisdiction.

Special or administrative tribunals and quasi-courts also exercise judicial functions. Included in this category are constitutional commissions, the Sandiganbayan (the court that handles Government graft and corruption cases), the Court of Tax Appeals, the Shari’ah courts (which handle matters governed by Islamic law) and administrative agencies that handle specialized areas such as labor relations and securities regulation.

A Chief Justice and 14 Associate Justices constitute the Supreme Court, which supervises all lower courts and related personnel. The Supreme Court and the Court of Appeals may review decisions and rulings of lower courts and quasi-judicial tribunals. The President appoints each Supreme Court or Court of Appeals justice and lower court judge from at least three candidates nominated by the Judicial and Bar Council.

National Elections and Recent Political Developments

On May 10, 2004, national elections were held for the positions of President, Vice President, 12 Senators, more than 200 Representatives and all local government posts (excluding Barangay officials). On June 24, 2004, a joint session of Congress declared Gloria Macapagal-Arroyo and Noli de Castro as President-elect and Vice President-elect, respectively. They began their six-year terms on June 30, 2004.

Ms. Arroyo first became president in January 2001 after the impeachment and resignation of former President Joseph Estrada. Criminal charges for perjury and plunder have been filed against Mr. Estrada with the Sandiganbayan, a special court with jurisdiction over criminal and civil cases involving graft and corruption. Mr. Estrada’s trial is ongoing.

Both President Arroyo and Vice President de Castro are members of the ruling Koalisyon ng Katapatan at Karanasan para sa Kinabukasan (“K4”) coalition. In the May 2004 elections, the ruling coalition enlarged its majority in both the Senate and the House of Representatives in the 13th Congress, which convened on July 26, 2004. Certain opposition candidates, including defeated presidential candidate Fernando Poe, Jr., questioned the election results, alleging fraud and disenfranchisement of voters. On July 23, 2004, Mr. Poe petitioned the Philippine Supreme Court, acting in its capacity as the Presidential Electoral Tribunal, to order a recount of approximately 60% of votes cast nationwide. In response, President Arroyo and Vice-President de Castro asked the tribunal to dismiss the petition for lack of merit. Mr. Poe died on December 14, 2004, after suffering a stroke. Although his widow, Susan Roces, petitioned the Supreme Court to pursue the electoral protest on behalf of her late husband, on March 28, 2005, the Supreme Court unanimously dismissed the petition on the grounds that no real party in interest had filed a case to intervene or to be a substitute for Mr. Poe. A case filed against Vice President de Castro by defeated candidate Loren Legarda remains pending.

Allegations of fraud committed during the May 2004 election have intensified since early June 2005 in light of revelations that President Arroyo had spoken with an official from the independent Commission on Elections during the counting of votes. President Arroyo has admitted to speaking with an election official, but insists that she did not participate in fraud or induce the Commission on Elections to tamper with the election results. The President maintains that she won the 2004 elections fairly and has cited the approval of international election observers and the National Movement for Free Elections.

In late June 2005, the Secretary of Agriculture announced his resignation after he and his family were charged with tax evasion by the Bureau of Internal Revenue. The President appointed a new head of the Department of Agriculture effective July 15, 2005. On July 7, 2005, in a speech broadcast nationwide, President Arroyo called upon her entire cabinet to submit courtesy resignations in order to rebuild a new administration that could more efficiently implement economic reforms. The next day, ten of President Arroyo’s senior governmental officials submitted their resignations and urged President Arroyo to resign as well. Subsequently, the presidential adviser on poverty alleviation and the presidential consultant on investor relations resigned on July 17, 2005, followed by the resignation of the presidential communications director the following day. President Arroyo has since replaced these senior officials.

On July 25, 2005, the impeachment complaints that were filed by several citizens and opposition lawmakers in the House of Representatives against President Arroyo, based on the allegations of culpable violation of the Constitution, graft and corruption, and betrayal of the public trust, were referred by the speaker of the House to the House Committee on Justice. On August 31, 2005, the House Committee on Justice voted to dismiss all pending impeachment complaints against President Arroyo. On September 6, 2005, the House of Representatives voted to uphold the House Committee on Justice’s decision by a vote of 158 to 51. An impeachment complaint could have still proceeded to the Senate for trial if at least 79 representatives from the 236-member House of Representatives had voted against the House Committee’s decision. After the House of Representatives’ decision, several cases were filed with the Supreme Court questioning the constitutionality of the House Committee’s decision, but none have been successful.

There have also been media reports of military plots to remove President Arroyo from office. On February 24, 2006, President Arroyo issued Proclamation 1017, which declared a state of national emergency in response to an alleged attempted coup d’état. In connection with the proclamation, several opposition members were arrested or threatened to be arrested including five party list members of the House of Representatives. All public rallies, including planned demonstrations to mark the twentieth anniversary of the EDSA people power revolution that ended the presidency of former President Marcos, were discouraged. On February 26, 2006, several members of the Philippine marines called on the people to protest the abrupt resignation of marine commandant Major General Renato Miranda, the head of the Philippine Marine Corps. After meeting for several hours, the marines disbanded peacefully and reiterated their support for the chain of command of the Armed Forces of the Philippines. On March 3, 2006, President Arroyo lifted the state of national emergency. Several constitutional challenges to President Arroyo’s Proclamation 1017 were filed with the Philippine Supreme Court. On May 3, 2006, the Supreme Court voted 11 to 3 in upholding the authority of the President to declare a state of emergency and call upon the armed forces to prevent or suppress lawless violence, while ruling that the provisions of the proclamation giving the President the power to (i) issue decrees; (ii) to direct the Armed Forces of the Philippines to enforce obedience to laws not related to lawless violence as well as decrees promulgated by the President; and (iii) to impose standards on media or any form of prior restraint on the press, were unconstitutional. Certain acts committed by law enforcement officers in furtherance of Proclamation 1017 were also declared unconstitutional.

In recent unanimous decisions, the Supreme Court: (i) declared unconstitutional Executive Order 464, which was issued by the President on September 28, 2005 to prohibit executive officials’ appearances before congressional hearings, insofar as it required members of the executive branch to obtain permission from the President before attending congressional hearings in aid of legislation; and (ii) declared null and void the Government’s calibrated preemptive response (“CPR”) policy with respect to rallies and assemblies against the Government. The CPR policy was implemented by the Government during the State of Emergency and directed law enforcement to be proactive in preventing violence and opposition gatherings.

In her State of the Nation address on July 25, 2005, President Arroyo called for the adoption of a unicameral parliamentary federal form of government to replace the current bicameral legislature/presidential unitary system. She abandoned her earlier preference of having a constitutional convention address proposed changes to the Constitution and instead supported the option of having the present Congress sit as a constituent assembly to make such changes, arguing that this was a faster and less costly process. In September 2005, the President established a 55-member Consultative Constitutional Commission to recommend amendments to the 1987 Constitution. The commission submitted its proposal to President Arroyo on December 15, 2005, which the President submitted to Congress for consideration in 2006. The recommended amendments include shifting from a form of government characterized by a strong executive and a bicameral legislature/presidential unitary system to a unicameral parliamentary form of government. The amendments also call for the creation of autonomous territories and contemplate the introduction of a federal structure of government, as well as the liberalization of the restrictions on foreign ownership of land contained in the Constitution. The proposal also provides for the formation of an interim government, including an interim parliament comprised of current members of Congress, certain members of the presidential Cabinet and other presidential appointees, and a newly elected interim prime minister, who would share power with President Arroyo until the next general election scheduled to be held in 2010.

There is currently a movement to expedite the passage of these amendments through a process of initiative and referendum led by a nationwide group of local officials and a multi-sectoral group called “Sigaw ng Bayan” (Cry of the Nation). Sigaw ng Bayan claims to have gathered over eight million signatures, significantly more than constitutional requirement of 12% of the total number of registered voters. However, there are potential legal challenges to the process based on a 1997 Supreme Court ruling that found the initiative and referendum process sufficient to cover statutory enactments, but inadequate to initiate constitutional amendments to the Constitution.

Because of these recent developments, the political climate in the Philippines remains uncertain. Opposition groups continue to call for the President to resign. However, the Administration believes that President Arroyo has the continued support of a majority of elected officials at all levels of government, as well as the general support of the armed forces and the Catholic Church.

Administrative Organization

As of March 31, 2006, the Republic had 17 regions and 43,679 local Government units. Local Government units included 79 provinces, 117 cities, 1,501 municipalities (subdivisions of provinces) and 41,982 barangays (villages, which are the basic units of the political system). Highly urbanized cities function independently of any province, while other cities are subject to the administrative supervision of their home provinces.

The Government is mainly organized around the various departments and department-equivalent agencies of the executive branch, which implement the various programs and projects of the Government. The departments and department-equivalent agencies are grouped into sectors.

Sector	Major Departments
Social services	Health; Education, Culture and Sports; Labor and Employment; Social Welfare and Development

Economic services	Agriculture; Agrarian Reform; Energy; Environment and Natural Resources; Tourism, Trade and Industry; Public Works and Highways; Transportation and Communications; Science and Technology

Defense	National Defense

General public services	Foreign Affairs; Finance; Budget and Management; Interior and Local Government; Justice; National Economic and Development Authority; Office of the Press Secretary; Autonomous Region of Muslim Mindanao; Cordillera Administrative Region

Sector	Major Departments

Constitutional offices	General Public Services (Elections, Audit, Civil Service, Public Order and Safety, Office of the Ombudsman), Social Services (Human Rights)

Government Corporations

The Government owns or controls a number of corporations that provide essential goods and services and work with the private sector to encourage economic growth and development. Originally restricted to basic public services and national monopolies, the number of Government corporations grew from 13 in the 1930s to 301 by 1984. In 1988, the Government launched a reform program to reduce the number of Government corporations, establishing the legal and policy framework for the country’s privatization program. See “Privatization—General.”

Currently, there are approximately 736 Government-owned and/or Government-controlled corporations, including subsidiaries. Each of these corporations is attached to a department for policy and program coordination.

The Government closely monitors 14 major non-financial Government corporations engaged in various major business activities by recording their individual contribution to the public sector deficit or surplus position and other financial indicators. These 14 corporations, referred to as the 14 monitored GOCCs, and their areas of activity are as follows:

Government Corporation	Business Activity
National Power Corporation	power generation and transmission

Philippine National Oil Company	holding company, power

National Electrification Administration	electric utilities

Metropolitan Waterworks and Sewerage System	water utilities

Local Water Utilities Administration	water utilities

Philippine Export Zone Authority	area development

National Food Authority	agriculture

National Irrigation Administration	agriculture

Philippine National Railways	transportation

Light Rail Transit Authority	transportation

Philippine Ports Authority	transportation

National Development Company	holding company

National Housing Authority	housing

Home Guaranty Corporation	housing insurance

These Government corporations currently account for a significant proportion of the Republic’s domestic and external debt. As of September, 2005, the 14 monitored GOCCs listed above had aggregate domestic and external debt of approximately (Peso)1.5 trillion, which comprised a majority of the debt incurred by Government corporations. To facilitate the implementation of better business practices, which the Government hopes will improve the financial performance of these corporations, the Government intends to expand its monitoring and oversight of these Government corporations.

The Government currently records the contribution to the public sector deficit or surplus, and other financial indicators, of three Governmental financial institutions that provide credit to enterprises in support of public policies, including two specialized Government banks—the Development Bank of the Philippines and the Land Bank of the Philippines. For a description of the Development Bank and the Land Bank, see “—The Philippine Financial System—Structure of the Financial System.” The third institution, the Trade and Investment Development Corporation of the Philippines (formerly Philippine Export and Foreign Loan Guarantee Corporation), guarantees foreign currency loans to exporters and contractors. As of September 30, 2005, the monitored Governmental financial institutions had aggregate domestic and external debt of (Peso)439.3 billion.

Arroyo Administration Policy

On June 28, 2004, President Arroyo announced a ten-point agenda of policy priorities for her new six-year term in office. The President’s agenda includes the following goals:

•	creating six to ten million jobs in six years through increased support for entrepreneurs, increased lending to small and medium enterprises and the development of one to two million hectares of land for agriculture;

•	improving education through the construction of new classrooms, the provision of books and supplies for students and scholarships to poor families;

•	balancing the Government budget;

•	expanding transportation networks and digital infrastructure to link the entire country;

•	providing electricity and water to local communities across the country;

•	alleviating congestion in Metro Manila by establishing new government and housing centers in other regions;

•	developing the Clark Special Economic Zone and the Subic Bay Freeport Area as international service and logistics centers;

•	automating the electoral process;

•	completing the peace process with rebel groups in the Philippines; and

•	promoting reconciliation among opposing political movements.

In President Arroyo’s State of the Nation Address on July 26, 2004 she announced that her administration would pursue five key reform packages, including:

•	job creation through economic growth from revenue generation and expenditure reduction, heightened promotional efforts for trade and investment, infrastructure development, and development of the agribusiness sector;

•	reduction and elimination of corruption through good government, including implementing judicial reforms, strengthening the role of ombudsmen, and reducing government inefficiency;

•	improvement in social justice and basic needs through livelihood and entrepreneurship opportunities for the poor, provision of clean water, electricity, and low-cost medicines, and community empowerment;

•	expansion of technical and vocational training, and English and science learning; and

•	achievement of energy independence and savings by securing sufficient production and distribution of energy through the privatization of National Power Corporation’s power generating facilities and transmission lines.

In December 2004, President Arroyo approved the Medium-Term Philippine Development Plan 2004–2010, which provides comprehensive details of measures intended to achieve the Government’s basic goal of poverty reduction and economic growth, as well as the President’s specific ten-point agenda.

In President Arroyo’s State of the Nation Address on July 25, 2005, the President reiterated the Administration’s commitment to economic and fiscal reforms and called for the adoption of a unicameral parliamentary form of government to replace the current bicameral legislature/presidential unitary system. See “—National Elections and Recent Political Developments”. President Arroyo also urged measures such as expansion of youth education programs, legislation encouraging indigenous and renewable energy, and a new anti-terrorism law.

As part of its economic growth agenda, in 2004, the Government announced a fiscal consolidation program that aims to achieve a balanced budget by 2010 and reduce the ratio of consolidated public sector deficit to GDP to 6.0% in 2005 and 1.0% by 2010. As part of this initiative, the Government proposed eight priority legislative revenue measures, three of which have been passed into law. Taxes were increased on alcohol and tobacco through an act signed into law in December 2004. A lateral attrition system was signed into law in January 2005 that provides for a series of rewards and penalties at the Bureau of Internal Revenue and the Bureau of Customs for officials and employees who exceed or fall short of revenue collection quotas.

In May 2005, President Arroyo signed into law the Reformed Value-Added Tax Act of 2005, ending some VAT exemptions on power, electricity, and air and sea transport, raising the corporate tax rate from 32% to 35%, and granting the President “standby authority” to raise the rate of sales tax from 10.0% to 12.0% in 2006. However, on July 1, 2005, the Supreme Court issued a temporary restraining order suspending its implementation indefinitely. The court’s order came in response to petitions filed by several opposition lawmakers and an association of petroleum dealers who argued, among other things, that the new law was unconstitutional because the provision in the new law allowing the President to increase the tax rate to 12.0% from 10.0% in 2006 was an invalid delegation of legislative power. Voting 13-2 on July 1, 2005, the Supreme Court ordered the Government to immediately halt collection of the expanded VAT so that the Supreme Court could fully consider the question of constitutionality of the legislature’s delegation of power. The Government, led by the Department of Finance, opposed the petitions and asked the Supreme Court to reverse its temporary restraining order. Oral arguments on the matter were held on July 14, 2005. On September 1, 2005, the Supreme Court upheld the constitutionality of the Reformed Value-Added Tax Act of 2005. The Supreme Court decision was declared final and the temporary restraining order was lifted on October 18, 2005. The Reformed Value-Added Tax Act was implemented on November 1, 2005. The Reformed Value-Added Tax Act required the President to raise the VAT from 10.0% to 12.0%, effective February 1, 2006, upon the recommendation of the Philippine Secretary of Finance, if either the VAT to GDP ratio in 2005 was greater than 2.8% or the Government deficit-to-GDP ratio in 2005 was greater than 1.5%. In 2005, the VAT to GDP ratio was 2.9% while the deficit to GDP ratio was 2.7%. The expanded VAT was raised to 12.0% effective February 1, 2006 upon the recommendation of the Philippine Secretary of Finance.

The Supreme Court’s decision to suspend the Reformed Value-Added Tax Act law is estimated to have cost the Government (Peso)5 billion per month in foregone revenues in the period that the temporary restraining order was in effect. Notwithstanding such loss in VAT revenues, the Government believes the overall budget deficit for 2005 was lower than the Government’s original target of (Peso)180 billion, mainly because of a projected decrease of at least (Peso)25 billion in interest payments in 2005 compared to 2004. In 2005, the budget deficit stood at (Peso)146.8 billion, lower than the Government’s target of (Peso)180.0 billion, and interest payments were (Peso)299.8 billion for 2005, an increase of 14.9% over (Peso)260.9 billion for 2004 but lower than the (Peso)313.4 billion programmed for 2005. The Government continues to pursue additional measures to raise new revenues, strengthen the banking sector and encourage investment. These measures include a simplified net income tax system, reform of trade and duty exemptions, and expansion of excise taxes to cover “non-essential” products such as soft drinks.

On August 24, 2005, President Arroyo submitted the Administration’s proposed 2006 budget to Congress. The proposed 2006 budget, which is intended to support the Administration’s 10-point economic agenda outlined in the Medium-Term Philippine Development Plan, includes (Peso)1.05 trillion in appropriations, 14.7% more than the (Peso)918.6 billion in the current 2005 budget. Increases in spending for the proposed 2006 budget are focused on education, transportation, digital infrastructure and anti-poverty projects. As of the date of this prospectus, the Government is operating under the re-enacted 2005 budget pending approval of the 2006 proposed budget. On

April 5, 2006, the House of Representatives passed House Bill No. 4710 also known as the “General Appropriations Bill” for 2006 and subsequently transmitted the same to the Senate for deliberation. See “The Government Budget—2006 Budget”.

The Government intends to restructure and reform the financial sector by:

•	strengthening the supervisory powers of the monetary authority;

•	institutionalizing corporate governance standards;

•	establishing credible credit information through domestic credit rating systems;

•	improving the regulation of credit cooperatives; and

•	professionalizing management of state pension funds.

Internal Conflict with Rebel Groups

Over the past three decades, rebel groups in the Republic have periodically fought with Government forces. Armed conflict has continued between the Government and various rebel groups, mainly communist rebels and Muslim separatists.

Abu Sayyaf and Moro Islamic Liberation Front.    In 2003, the Armed Forces of the Philippines (“AFP”) launched sustained military offensives against the Moro Islamic Liberation Front (“MILF”) and the Abu Sayyaf guerrilla group, which the Government held responsible for series of bombings and raids in the southern region of Mindanao and elsewhere. Leaders of the MILF, the largest Muslim separatist group in the Philippines, condemned the attacks and denied that they target civilians. The United States and the United Kingdom have issued advisories against travel to Mindanao, where rebel groups are most active.

The United States has sent troops and military advisers to help the AFP defeat the Abu Sayyaf. In July 2002, the United States and the Republic entered into a sustained military cooperation agreement that provides for annual training exercises involving both Philippine and US soldiers. According to the AFP, heavy fighting between the AFP and the Abu Sayyaf has continued, but fewer than 500 Abu Sayyaf guerrillas remain in Mindanao. In July 2005, US and Philippine military forces launched a joint operation in Mindanao to capture the leader of Abu Sayyaf. Heavy fighting between the AFP and the Abu Sayyaf continues. The Government has reiterated its policy of not negotiating with terrorist organizations, including the Abu Sayyaf. The MILF continues to condemn such attacks.

In early 2003, clashes between the MILF and the AFP, concentrated near a MILF stronghold in southern Mindanao known as the Buliok complex, forced an estimated 40,000 to 80,000 civilians to evacuate their homes. Formal peace negotiations between the Government and the MILF were suspended between 2001 and December 2004. However, on July 17, 2003, the Government and the MILF declared an indefinite bilateral cease-fire. The cease-fire remains in effect. To facilitate the peace process, the Government also suspended arrest warrants on several MILF leaders suspected of involvement in terrorist attacks in Mindanao.

Peace negotiations between the Government and the MILF resumed in December 2004 in Malaysia. A Malaysian-led international monitoring team continues to monitor implementation of the joint cease-fire declaration. In April 2005, the Government and the MILF held three days of peace talks in Malaysia, focusing on security rehabilitation and development; the talks resulted in a joint statement that formal peace negotiations would continue.

The Government and the MILF held peace negotiations in September 2005 in Malaysia. The talks focused on ancestral domain issues in Mindanao. In preparation for further negotiations, the Government held internal briefings as well as with groups of Moro and indigenous peoples, concerning the status of the MILF peace talks.

Peace negotiations continued on February 2006 and March 2006 in Malaysia. The parties agreed to consider an indicative timeline for signing a comprehensive peace agreement between the Government and the MILF before the end of 2006.

Communists and Affiliated Groups.    In 2002, the United States and the European Union placed the Communist Party of the Philippines (the “CPP”) and the CPP’s armed affiliate, the New People’s Army (the “NPA”), on their lists of “foreign terrorist organizations.” As a result, the United States and European governments have frozen financial accounts linked to these groups and restricted travel of CPP and NPA members in the United States and the European Union. The Government and the National Democratic Front (“NDF”), a political organization closely aligned with the CPP and NPA, have held three rounds of formal peace talks in Oslo, Norway, since February 2004. However, sporadic fighting between the NPA and AFP has continued and a fourth round of peace talks originally planned for August 2004 was postponed indefinitely by the NDF. The NDF has indicated it will not participate in further formal talks as long as it is designated a “terrorist organization” by the United States government. At the beginning of August 2005, in response to inconsistent statements by the NDF on its intentions to continue negotiations, the Government gave the NDF 30 days’ notice of its indefinite suspension of the Joint Agreement on Safety and Immunity Guarantee, which protects 97 members of the NDF from arrest.

Officials of the NDF and representatives of the Government commenced informal meetings in Oslo, Norway in August 2005. Effective September 3, 2005, the Government withdrew its notice regarding suspension of immunity guarantees to the NDF in an effort to resume formal peace talks. On September 5, 2005 the Government announced the resumption of formal talks scheduled for October 2005, the commitment of the parties to all previous agreements reached during the course of various negotiations since The Hague Joint Declaration of 1992, the Government’s withdrawal of the suspension of immunity guarantees, and an agreement to implement a nationwide joint cease-fire during and in connection with the formal peace negotiations. On September 8, 2005 the NDF issued a statement denying agreement was reached during the Oslo informal meetings and requiring the Government to satisfactorily address certain issues raised by the NDF before formal talks could resume. The NDF continues to condition its participation in peace negotiations with the Government upon withdrawal of its designation as a terrorist organization by the United States. In response to the NDF’s effective withdrawal from the peace negotiations, in October 2005, the Government announced the immediate suspension of immunity guarantees. The suspension of immunity remains in effect. The Government has indicated that its participation in any further peace negotiations with the NDF, the CPP and the NPA are conditional upon lower levels of violence or a joint cease-fire, a definitive timeframe and agenda, and a demonstrated commitment by the NDF, the CPP and the NPA to the peace process.

International Relations

The Philippines places a high priority on expanding global trade through a multilateral framework of principles and rules that respect individual countries’ policy objectives and levels of economic development. The country’s participation in various international organizations, such as the World Trade Organization, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development (also known as the World Bank) and the Asian Development Bank, allows it to encourage liberalized trade and investment and to discuss global issues that affect the Republic’s economy.

The following table shows the Republic’s capital participation in, and loans obtained from, major international financial organizations.

MEMBERSHIP IN INTERNATIONAL FINANCIAL ORGANIZATIONS

Name Of Organization	Date Of Admission	Subscribed	Capital Share	Capital Paid In	Loans Outstanding
	(in millions, except for percentages)
International Monetary Fund(1)	December 1945	SDR 879.9	—	SDR 879.9	SDR 394.3
International Bank for Reconstruction and Development(2)	December 1945	$825.6	0.4%	$48.9	$3,040.0
Asian Development Bank(3)	December 1966	$1,205.0	2.4%	$84.4	$2,676.1

(1)	As of April 30, 2005; Source: IMF.

(2)	As of June 30, 2005; Source: World Bank Annual Report.

(3)	As of December 31, 2005; Source: Asian Development Bank Annual Report.

The Philippines also promotes its economic interests through membership in the following regional organizations:

•	the Association of Southeast Asian Nations (“ASEAN”);

•	ASEAN Free Trade Area;

•	South East Asia, New Zealand and Australia Central Banks;

•	South East Asian Central Banks;

•	Asia-Pacific Economic Cooperation; and

•	Executives Meeting of East Asia and Pacific Central Banks.

Relationship with the IMF

The IMF currently maintains a close dialogue with the Government within the framework of a post-program monitoring arrangement (“PPM”). The PPM involves program assessments that are based on a regular review of economic developments and policies rather than the attainment of specific quantitative targets. This arrangement does not involve a financing component.

Based on its November 2005 review of the Philippine economy, the IMF issued a report on January 19, 2006. The IMF noted that significant economic reforms have been made since the Arroyo administration took office in 2004, particularly with respect to the implementation of the Reformed Value-Added Tax Act and the increase in the value-added tax rate which became effective on February 1, 2006. The IMF also noted a number of risks to the Republic’s economic outlook, including the possibility of decreases in foreign demand for Philippine exports (in particular due to increased competition in the electronics sector), inflationary pressures from any further increases in oil prices, avian flu and adverse developments in the international capital markets.

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

	2001	2002	2003	2004	2005
GDP growth (%) (at constant prices)	1.8	4.4	4.5	6.0	5.1
GNP growth (%) (at constant prices)	2.3	4.2	5.1	6.2	5.7
Inflation rate (%)	6.8	3.0	3.5	6.0	7.6
Unemployment rate(1)
Old definition	11.2	11.4	11.4	11.8	—
New definition	—	—	—	—	8.7	(2)
91-day T-bill rate (%)	9.9	5.4	6.0	7.3	6.4
External position
Balance of payments ($ million)	(202)	810	115	(280)	2,407
Export growth (%)	(16.2)	9.9	2.7	9.8	3.7
Import growth (%)	(4.5)	6.3	3.2	8.0	7.4
External debt ($ billion)(3)(4)	51.9	53.6	57.4	54.8	54.2
International reserves
Gross ($ billion)	15.7	16.4	17.1	16.2	18.5
Net ($ billion)	11.4	13.0	14.1	14.6	17.7
Months of retained imports	4.6	4.7	4.1	3.6	3.9
Domestic credit growth (%)	0.9	4.8	4.8	9.5	(3.9)

(1)	Average of the January, April, July and October applicable statistics based on the January, April, July and October labor force surveys for the relevant year.

(2)	In April 2005, a new definition of unemployment was adopted. The old definition of unemployment included all persons at least 15 years old without work who were seeking work, whereas the new definition is restricted to such persons who are immediately available for work.

(3)	Includes Bangko Sentral obligations, public sector debt, whether or not guaranteed by the Government, and private sector debt registered and approved by Bangko Sentral. Does not include intercompany accounts of Philippine branches of foreign banks, private sector debt not registered with Bangko Sentral or private sector obligations under capital lease arrangements. Figures reflect the change in treatment of offshore banking units from non-resident to resident entities, pursuant to the fifth edition of the IMF Balance of Payments Manual (“BPM5”).

(4)	As of December 31 of the relevant year, unless otherwise indicated.

(5)	Beginning in 2004, Bangko Sentral revised its accounting methodology to exclude resident-to-resident accounts.

Philippine Economy

Overview

Like many developing countries after World War II, the Philippines protected local industry from foreign competition through measures such as import tariffs and quotas, hoping to replace imported finished goods with domestically produced goods over time. Successive governments also intervened in the country’s economic affairs by imposing quantitative trade barriers, price controls and subsidies. Initially, the economy grew rapidly, with real GNP growing at an average rate of 5.7% per annum from 1970 to 1980, largely due to increased exports and Government investments. Infrastructure spending increased, and state ownership of commercial enterprises became prevalent. By the early 1980s, however, the country faced increasing budget deficits, growing levels of foreign and domestic borrowing, rising inflation, climbing interest rates, a depreciating peso, declining investment capital, and slowing economic growth or, at times, a contraction in GDP. The country’s unstable political situation during that period, highlighted by the assassination of opposition leader Benigno Aquino in 1983, exacerbated its economic problems.

The general optimism brought about by the peaceful removal of the unpopular Marcos administration in 1986 helped economic recovery. Real GNP grew by 3.6% in 1986, increasing to 7.2% in 1988 before decelerating to 0.5% in 1991. The deceleration was caused principally by underlying macroeconomic imbalances, compounded by supply bottlenecks, natural disasters, political instability, the global recession and the Persian Gulf crisis.

The government of President Corazon Aquino, who came to power in 1986, embarked on a stabilization program aimed at preventing an upsurge in inflation, controlling the fiscal deficit and improving the external current account position. The economy responded favorably to these measures, posting increases in real GNP, investments, private consumption and imports in 1992. The Aquino administration also recognized that the country’s economic difficulties in large part resulted from its protectionist policies. The Aquino administration, therefore, initiated reforms to open the economy to market forces and reduce the size and role of the government in the Philippine economy. The government of President Fidel Ramos, who assumed office in 1992, accelerated the reform efforts initiated by the Aquino administration.

Following a review of a number of the policies and programs initiated by previous administrations, the Estrada administration continued many of the financial policies and market-oriented reforms of the Aquino and Ramos administrations.

After the onset of the Asian economic crisis in mid-1997, the Philippines experienced economic turmoil characterized by currency depreciation, a decline in the performance of the banking sector, interest rate volatility, a significant decline in share prices on the local stock market and a reduction of foreign currency reserves. These factors led to a slowdown in the Philippine economy in 1997 and 1998. In response, the government adopted a number of policies to address the effects of the Asian economic crisis by strengthening the country’s economic fundamentals.

Privatization

The Government has privatized a number of Government corporations. The country’s privatization program has broadened the ownership base of Government assets and developed the domestic capital markets.

Since January 1, 2001, the Privatization Council has been responsible for the privatization of the remaining Government corporations scheduled to be privatized. The Privatization Council, a policy-making body, is chaired by the Secretary of Finance and includes representatives from various Government agencies. Along with the Privatization Council, there are two disposition entities, the Land Bank of the Philippines, which is responsible for the disposition of the financial assets previously held by the Asset Privatization Trust, and the Privatization and Management Office, which is responsible for the disposition of physical assets. All disposition entities must submit their privatization plans to the Privatization Council for its review and approval.

The following table summarizes the Government’s principal privatizations to date:

	Year of Sale	Government Ownership After Sale		Gross Privatization Proceeds(1)
				(in billions)
International Corporate Bank	1987; 1993	0.0%		(Peso)	2.2
Union Bank of the Philippines	1988; 1991; 1992	13.0			1.3
Philippine National Bank	1989; 1992; 1995
	1996; 2000	16.0	(2)		6.5
Philippine Plaza Holdings	1991	0.0			1.5
Manila Electric Company	1991; 1994; 1997	30.0	(3)		16.3
Philippine Airlines	1992	1.0	(2)		10.7
Petron Corporation	1993; 1994	40.0			25.0
National Steel Corporation	1994; 1997	12.5			17.1
Paper Industries Corporation of the Philippines	1994	8.0			2.4
Philippine Shipyard and Engineering Corporation	1994	9.0			2.1
Fort Bonifacio Development Corporation	1995	45.0			39.2
Metropolitan Waterworks and Sewerage System	1997	—	(4)		—	(4)
Philippine Associated Smelting and Refining Corp	1999	4.3			3.3
Philippine Phosphate Fertilizer Corporation	2000	0.0			3.1
Philippine National Bank	2005	0.0			8.0

Source: Privatization Council.

(1)	Net remittances to the Government upon the privatization of its assets are, in certain circumstances, less than the gross proceeds from the sale of such assets, based on agreements between the Government and the privatized entities.

(2)	Government’s ownership was diluted in 2001 by a pre-emptive rights offering.

(3)	Government ownership includes ownership by agencies and Government financial institutions.

(4)	The privatization of Metropolitan Waterworks and Sewerage System involved awarding two 25-year concessions to rehabilitate, expand and operate the system. Over the term of the concessions, the concessionaires are required to make improvements in water services, sewerage services, and interconnection facilities, and to pay concession fees to the Metropolitan Waterworks and Sewerage System. The estimated cost of the required improvements is $7.0 billion, which is expected to be incurred over the 25-year concession period.

The Government privatized its shares in the Philippine National Bank in September 2005, which generated (Peso)8.0 billion in gross proceeds, of which (Peso)2.0 billion was remitted to the National Treasury. As of December 31, 2005, 60 Government corporations, 98 assets handled by the Privatization and Management Office and certain property assets held by the Presidential Commission on Good Government were scheduled for privatization. Other than the privatization of NPC pursuant to the restructuring of the electric power industry, the Government plans to focus on selling its remaining shares in the International Broadcasting Corp., Radio Philippines Network and property formerly owned by an international school. The Government has established public-private partnerships to provide social services, especially in the health, education, postal and pension sectors. The national Government and local government units have also encouraged “build-operate-transfer” arrangements and other initiatives to enable the private sector to meet more of the infrastructure needs, especially in the power, water, transportation and telecommunications sectors.

Restructuring of the Electric Power Industry and the Privatization of National Power Corporation.    The Electric Power Industry Reform Act of 2001 (the “EPIRA”), which became effective on June 26, 2001, provides a legal framework for the restructuring of the electric power industry and for the privatization of NPC. The privatization of NPC will occur following (i) the restructuring of the electric power industry’s various sectors, (ii) the creation of a new regulatory framework for the electric power industry, (iii) the establishment of certain transition mechanisms to minimize economic dislocation, and (iv) the establishment of various open market devices to promote free and fair competition.

The EPIRA mandates that the power industry be restructured to comprise four sectors—generation, transmission, distribution and supply. To allow the industry to adjust to a market-oriented setting, and to help mitigate adverse economic consequences of the restructuring, the EPIRA contains transition mechanisms dealing with, among other issues, transition supply contracts, independent power producer (“IPP”) contracts, and “stranded costs and debts” that NPC will not be able to dispose of or settle in the privatization.

To reorganize NPC’s assets and liabilities, two entities have been created pursuant to the EPIRA:

•	the Power Sector Assets and Liabilities Management Corporation (“PSALM”), which will take ownership of all of NPC’s existing generation assets, liabilities, real estate, and other disposable assets, as well as certain IPP contracts; and

•	the National Transmission Corporation (“Transco”), an entity wholly owned by PSALM, which will assume NPC’s electricity transmission assets.

Privatization of NPC’s Assets.    NPC’s generation assets are being privatized by PSALM through an open and transparent public bidding process, which began in the last quarter of 2003 with respect to certain generation assets. In 2004, PSALM successfully bid out five hydroelectric power plants with total capacity of 8.5 MW and the 600-MW coal-fired Masinloc power plant. As of August 18, 2005, the five hydroelectric plants had been turned over to the winning bidders. The Government has secured all the necessary conditions precedent to the closing of the sale of Masinloc, including the consent of its NPC creditors for the transfer and sale of the asset. Consistent with the asset purchase agreement, PSALM has since asked the winning bidder, YNN Pacific Consortium (“YNN”), to pay $227 million for the power plant by March 31, 2006. After meeting with YNN and Ranhill Berhad (“Ranhill”), a Malaysian publicly-listed company that is proposing to invest in YNN, PSALM granted an extension of the payment deadline to June 30, 2006, subject to full and complete compliance by YNN of certain conditions, including modifications to its performance bond.

PSALM had hoped to bid out 11 power plants in 2005. However, none of these bids have successfully been completed. The auction for the 600-MW coal-fired Calaca power plant scheduled for June 2005 was cancelled following the withdrawal of two of the three bidders. Consistent with its bidding rules and procedures, PSALM conducted a second round of bidding for the Calaca facility on April 27, 2006. However, the Government rejected the bids because they were below the reserve price. Invitations to bid on the following assets were published in September 2005 and are scheduled for bidding in 2006: the 275-MW Tiwi and the 410-MW Makban geothermal power complexes, the 100-MW Pantabangan and 12-MW Masiway hydroelecctric power comlexes and the 360-MW Magat hydroelectric power plant.

After the transfer of the generation assets of NPC to PSALM, PSALM will continue to operate the generation assets, either directly or through an operation and maintenance agreement with NPC, until the generation assets are sold. NPC is currently negotiating the operations and maintenance agreement with PSALM.

PSALM intends to privatize Transco through concession contracts, while NPC’s sub-transmission assets will be operated and maintained by Transco until their sale to qualified distribution utilities. Transco has signed 15 lease purchase contracts for sub-transmission assets, but delays in ERC approval of the contracts have prevented the Government from collecting the revenues and turning the assets over to the buyers. NPC’s creditors must consent to the transfer of NPC’s assets to PSALM and Transco. On March 3, 2006, the Asian Development Bank, one of NPC’s creditors, signed the Omnibus Amendment Agreement (“OAA”). The terms of the OAA include the ADB’s consent to the transfer of NPC assets to PSALM and Transco. Pursuant to the terms of the OAA, PSALM will assume all of NPC’s loan obligations with the ADB. The execution of the OAA is expected to facilitate the process of obtaining consent from other NPC creditors.

Issues Relating to the Cost Adjustments.    The Purchased Power Adjustment (“PPA”), an automatic cost adjustment mechanism, historically allowed NPC to pass on increased costs associated with its IPP contracts. President Arroyo, by presidential directive, ordered NPC to reduce the average PPA charge from (Peso)1.25 per kWh to (Peso)0.40 per kWh, effective May 8, 2002. NPC filed for a reduction in the PPA in compliance with the presidential directive, and the Energy Regulatory Commission (the “ERC”), through an order issued on September 6, 2002, approved the application.

On February 24, 2003, the ERC identified several problems with the PPA process. It noted that different distribution utilities utilize different PPA formulas, that the cost confirmation process is conducted after costs have been recovered from the customers, that rates are not approved by the ERC, and that the rates established by the PPA formulas may not generate the appropriate level of recovery due to the use of estimates in the calculations. To address these concerns, the ERC promulgated two price adjustment mechanisms, the Generation Rate Adjustment Mechanism (“GRAM”) and the Incremental Currency Exchange Rate Adjustment (“ICERA”). The GRAM was approved by the ERC on February 24, 2003 to allow recovery of incremental fuel and purchased power costs from changes in either fuel prices or the cost of power purchased from IPPs. The ICERA allows for the recovery of incremental costs incurred as a result of foreign currency exchange rate fluctuations.

Issues Relating to the Universal Charge.    Under the EPIRA, a “Universal Charge” will be imposed. The Universal Charge, which will not be limited to NPC’s customers, is intended to pay for NPC’s remaining debt and contract obligations that will not be liquidated by proceeds from NPC’s privatization, some costs associated with long-term purchase contracts of distribution utilities, the cost of electrification projects in remote areas, an environmental charge for rehabilitation and maintenance of watershed areas, and a subsidy for indigenous and renewable sources of energy. To date, only the portions of the universal charge relating to electrification in remote areas and the environmental charge have been implemented. The filing for the portion of the universal charge relating to NPC’s debts and contract costs has been delayed until the implementation of the Wholesale Electricity Spot Market pursuant to the EPIRA.

While the Arroyo administration has announced that the Universal Charge needs to be implemented as a matter of policy, various members of Congress and of the public continue to oppose the imposition of any Universal Charge. If the Universal Charge is significantly lower than expected (in consideration of market prices, remaining IPP power purchase obligations, and privatization proceeds) or if it is eliminated, NPC’s financial condition will continue to deteriorate and NPC will need to obtain additional financing to continue operations.

Other Rate Adjustments Affecting NPC’s Revenues.    On September 3, 2004, the ERC allowed NPC a provisional increase in electricity rates by an average of (Peso)0.98 per kilowatt-hour based on the return on rate base (“RORB”). NPC and PSALM had filed an application with the ERC to increase electricity rates charged to its customers by an average of (Peso)1.87 per kilowatt-hour. The rate increase became effective on September 26, 2004. On April 13, 2005, the ERC approved a further increase in electricity rates by an average of (Peso)0.36 per kilowatt-hour. This rate increase reflected the combined effect of three concurrent rulings that increased the base electricity rate, the generation rate adjustment and the currency exchange rate adjustment. This rate increase became effective on April 26, 2005.

On April 13, 2005, the ERC ordered universal application of time-of-use (“TOU”) rate pricing for NPC customers. Time-of-use pricing reduces rates during off-peak hours and encourages businesses and households to shift energy consumption to periods when electricity generation costs are much lower. The rate adjustment is intended to bring NPC rates closer to the true cost of generating electricity.

On September 14, 2005, PSALM and NPC jointly filed with the ERC for additional tariff increases based on GRAM and ICERA. The ERC approved a nationwide average tariff adjustment of (Peso)0.56 per kilowatt-hour, which became effective in the December 2005 billing period. On April 18, 2006, NPC filed for another tariff increase pursuant to the GRAM and ICERA. If approved, the rate adjustments requested by NPC would supersede the tariff increases that became effective in December 2005 and would be in addition to the RORB rate.

Government Financing of NPC.     To cover its cash flow deficits for the years 2003, 2004 and 2005, NPC obtained a total of approximately $3.8 billion ($1.5 billion in 2003, $1.7 billion in 2004 and $590 million in 2005), including bond issuances, financing from multilateral organizations and export credit agreements, all of which were guaranteed by the Government. In addition, to finance its debt service requirements, during the period 2001 to June 2005, the Government provided NPC a total of (Peso)89.9 billion in cash advances ((Peso)3.6 billion in 2001, (Peso)1.6 billion in 2002, (Peso)4.5 billion in 2003, (Peso)66.5 billion in 2004 and (Peso)13.7 billion from January to June 2005). Of this amount, (Peso)77.3 billion has been repaid by NPC from proceeds of borrowing, leaving (Peso)12.6 billion of Government cash advances unpaid as of June 2005. NPC’s capital expenditures from 2001 to 2005 were financed through borrowings from multilateral organizations, export credit agreements and internal cash generation. There is no assurance that NPC will be able to raise the funds needed to meet all of its obligations in the future. To the extent that NPC cannot raise such funds, it will be necessary for the Government to provide NPC with the sufficient capital to meet its obligations. The Government will have to borrow such capital or use its international reserves for these purposes. Under the EPIRA, the Government was obligated to assume (Peso)200 billion of NPC’s debt. The Government completed the assumption of $3.4 billion and €500 million (amounting to approximately (Peso)200 billion) of NPC’s debt in March 2005.

Dispute with Meralco.    The Government is reviewing a 2003 settlement agreement between Meralco and NPC whereby Meralco’s debt was reduced to (Peso)20.5 billion from NPC’s original claim of (Peso)42 billion arising from reduced electricity purchases from NPC beginning in 2002. The Government is reviewing its options in relation to the NPC claim against Meralco and has stated that it will not speculate on potential action until it has reviewed all options and a final decision has been made.

GDP and Major Financial Indicators

Gross Domestic Product

Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country during a given period and is indicative of whether the country’s productive output rises or falls over time. By comparison, gross national product, or GNP, measures the market value of all final goods and services produced by a country’s citizens during a given period, whether or not the production occurred within the country.

Economists show GDP and GNP in both current and constant market prices. GDP and GNP at current market prices values a country’s output using the actual prices of each year, whereas GDP and GNP at constant market prices (also referred to as “real” GDP and GNP) values output using the prices from a base year, thereby eliminating the distorting effects of inflation. Growth figures for GDP and GNP in this prospectus are year-on-year comparisons of real GDP and real GNP, respectively.

Recent Results.    In 2005, GDP grew by 5.1%, compared to growth of 6.0% in 2004 (at constant 1985 prices). This growth rate is within NEDA’s growth forecast of 4.8% to 5.1%, but lower than the Government’s forecast of 5.3%. Rising inflation levels and escalating prices of petroleum, combined with a weakened demand for electronics, slowed economic growth. GNP grew by 5.7% in 2005, compared to growth of 6.2% in 2004, as net factor income from abroad (at constant prices) increased by 13.8% to (Peso)101.0 billion from (Peso)88.8 billion in 2004. Net factor income from abroad (at constant prices) grew 8.5% in 2004. Remittances from overseas Filipino workers and income from property contributed 13.2% and 9.9% to GNP, respectively.

The services sector experienced slower growth of 6.3% in 2005 compared to 7.1% in 2004. The transportation, communication and storage subsector grew 7.1% in 2005 compared to 11.2% in 2004 due to the high cost of fuel. However, storage and other services incidental to transport increased by 18.7% in 2005. The communications subsector grew by 14.8% in 2005, primarily due to the expansion of major telecommunications and contact centers, including business process outsourcing (“BPO”) investments made in the country.

Growth in the trade subsector decelerated to 5.8% in 2005 compared to 6.8% in 2004, as a result of higher prices, although OFW remittances mitigated the effects of inflation.

The dwellings and real estate subsector grew by 5.0% in 2005 compared to 5.3% in 2004, primarily as a result of increased demand for office space from BPO-related businesses and contact centers, as well as increased real estate purchases by OFWs.

The private services subsector grew 4.5% in 2005 compared to 6.7% in 2004. Main contributors to growth were from the BPO and call center industries although their full contribution is not fully reflected.

The Government services subsector decreased to 1.3% in 2005 compared to 2.2% in 2004 due to measures implemented to curb the fiscal deficit.

The industry sector grew 5.3% in 2005, compared to 5.2% in 2004, mainly due to growth in the mining and manufacturing subsectors. The mining and quarrying subsector grew 9.3% in 2005, compared to 2.6% growth in 2004. All metals, including gold, copper, chromium and nickel, grew steadily. Crude oil rose by 24.5% due to significant increases in oil and condensate yield from Malampaya Gas Project. The Government’s efforts to revitalize the mining sector attracted foreign investment in major mining projects, including the Palawan nickel project, the Rapu-rapu polymetallic project and the Teresa Gold Project. However, growth was moderated by a labor dispute in the Lepanto Mines and incidents involving the discharge of cyanide effluents in the Rapu-rapu project.

The manufacturing subsector grew by 5.6% in 2005 compared to 5.1% in 2004. The main contributors to growth in the manufacturing sector were food, textiles, furniture and fixtures and petroleum. Construction grew 4.3% in 2005 compared to 7.4% in 2004, reflecting slower growth in private construction projects, which grew by 2.0% in 2005 compared to 4.8% in 2004. Growth of utilities at 2.5% compared to growth of 4.2% in 2004, reflecting the adverse effect of rising oil costs and regulatory uncertainties related to the restructuring of the power industry.

Agriculture, fishery and forestry decelerated to 2.0% growth in 2005 compared to 4.9% in 2004. Production of crops was affected by El Nino and damage caused by tropical cyclones and flooding. In addition, the cost of commercial fertilizers increased in 2005. Rice production grew a modest 0.7% while corn production contracted by 2.9%. The fishery subsector posted growth of 6.0% in 2005 due to improved aquaculture, mainly driven by increased production of seaweed. In addition, weather conditions in 2005 were favorable for the fishing industry, resulting in increased fishing trips and higher catches. Forestry output decreased by 36.5% in 2005 compared to 29.8% growth in 2004 due to the implemention of a selective logging ban .

The following tables present the GDP of the Philippines by major sector at both current and constant market prices.

GROSS DOMESTIC PRODUCT BY MAJOR SECTORS

(AT CURRENT MARKET PRICES)

	2001		2002		2003(1)		2004(1)		2005		Percentage of GDP
											2001	2005
	(in billions, except as indicated)
Agriculture, fishery and forestry	(Peso)	549.1	(Peso)	598.8	(Peso)	631.3	(Peso)	734.3	(Peso)	776.8	20.2%	19.0%

Industry sector
Mining and quarrying		21.7		33.5		43.6		52.9		64.0	1.0	1.7
Manufacturing		831.6		915.2		1,004.0		1,115.0		1,259.0	24.7	24.3
Construction		179.5		188.8		187.8		213.9		234.1	5.0	4.2
Electricity, gas and water		116.3		124.1		137.2		155.8		196.9	3.3	3.1

Total		1,149.1		1,261.6		1,372.6		1,537.6		1,754.0	34.0	33.3

Service sector
Transportation, communications and storage		247.6		276.9		313.2		366.8		412.4	7.5	8.7
Trade		517.6		556.3		602.8		681.7		777.3	16.3	16.9
Finance		160.1		170.5		188.1		215.3		267.6	4.8	5.4
Ownership of dwellings and real estate		236.7		253.1		270.1		292.2		319.7	4.9	4.7
Private services		433.7		484.9		537.9		604.8		663.8	7.7	7.6
Government services		337.7		361.7		377.1		393.5		407.6	4.5	4.4

Total		1,933.4		2,103.4		2,289.2		2,554.3		2,848.5	53.2	53.0

Total GDP	(Peso)	3,631.5	(Peso)	3,963.9	(Peso)	4,293.0	(Peso)	4,826.3	(Peso)	5,379.3	100.0%	100.0%

Total GNP	(Peso)	3,876.6	(Peso)	4,218.9	(Peso)	4,591.4	(Peso)	5,167.6	(Peso)	5,796.0
Total GDP (in millions of US dollars)(2)		$71,216		$76,814		$79,202		$86,123		$97,654
GDP per capita (in US dollars)(2)		$906.2		$958.3		$968.0		$1,031.3		$1,145.6

Source: National Statistical Coordination Board.

(1)	The GDP figures for 2003 and 2004 have recently been revised. See “—Periodic Revisions to Philippine National Accounts”.

(2)	Calculated using the average exchange rate for the period indicated. See “—Monetary System—Foreign Exchange System.”

GROSS DOMESTIC PRODUCT BY MAJOR SECTORS

(AT CONSTANT MARKET PRICES(1))

	2001		2002		2003(2)		2004(2)		2005		Percentage of GDP
											2001	2005
	(in billions, except as indicated)
Agriculture, fishery and forestry	(Peso)	199.6	(Peso)	207.5	(Peso)	214.1	(Peso)	224.7	(Peso)	229.2	20.2%	19.0%

Industry sector
Mining and quarrying		10.1		15.3		17.9		18.3		20.0	1.0	1.7
Manufacturing		244.1		252.6		263.3		276.7		292.2	24.7	24.3
Construction		49.5		47.5		45.6		49.0		51.1	5.0	4.2
Electricity, gas and water		32.8		34.2		35.3		36.8		37.7	3.3	3.1

Total		336.5		349.5		362.0		380.8		400.9	34.0	33.3
Service sector
Transportation, communications and storage		74.2		80.8		87.7		97.6		104.5	7.5	8.7
Trade		161.5		170.8		180.5		192.7		203.8	16.3	16.9
Finance		47.3		48.9		52.4		56.8		65.6	4.8	5.4
Ownership of dwellings and real estate		48.1		49.0		51.0		53.7		56.3	4.9	4.7
Private services		74.0		78.0		82.0		87.5		91.5	7.5	7.6
Government services		48.9		49.6		51.0		52.1		52.8	4.9	4.4

Total		454.0		477.1		504.6		540.3		574.4	45.9	47.7

Total GDP	(Peso)	990.0	(Peso)	1,034.1	(Peso)	1,080.7	(Peso)	1,145.8	(Peso)	1,204.5	100.0%	100.0%

Total GNP	(Peso)	1,061.3	(Peso)	1,105.7	(Peso)	1,162.5	(Peso)	1,234.6	(Peso)	1,305.5
Yearly growth in GDP		1.8%		4.4%		4.5%		6.0%		5.1%
Yearly growth in GNP		2.3%		4.2%		5.1%		6.2%		5.7%

Source: National Statistical Coordination Board.

(1)	Based on constant 1985 prices. Totals may vary due to rounding.

(2)	The GDP figures for 2003 and 2004 have recently been revised. See “—Periodic Revisions to Philippine National Accounts.”

The following table shows the percentage distribution of the country’s GDP at constant 1985 prices.

DISTRIBUTION OF GROSS DOMESTIC PRODUCT BY EXPENDITURE

(AT CONSTANT MARKET PRICES(1))

	2001	2002	2003(2)	2004(2)	2005
Personal consumption	78.7%	78.4%	79.0%	78.8%	78.7%
Government consumption	7.6	7.0	6.9	6.5	6.4
Capital formation
Fixed capital	22.1	20.6	20.2	19.8	18.3
Changes in stocks	1.3	(0.1)	(0.3)	0.7	0.4

Total capital formation
Exports of goods and services	43.5	43.3	42.9	46.2	45.0
Imports of goods and services	51.3	51.9	54.1	54.0	52.3
Statistical discrepancy	(0.8)	2.7	5.3	1.9	3.6

Total	100%	100%	100%	100%	100%

Source: National Statistical Coordination Board.

(1)	Based on constant 1985 prices.

(2)	The figures for 2003 and 2004 have recently been revised. See “—Periodic Revisions to Philippine National Accounts”.

Periodic Revisions to Philippine National Accounts.    The National Statistical Coordination Board (“NSCB”) releases quarterly data on the Republic’s national accounts, which include GDP and GNP. Under NSCB policy, GDP and GNP data for a particular quarter are revised the following quarter, and thereafter in May of each year. Quarterly GDP and GNP estimates are considered “final” after three years. However, NSCB may still revise the “final” estimates whenever it undertakes an overall revision of the national accounts.

Revisions in the Republic’s national accounts are normally due to the availability of new or more complete data, receipt of revised data from original sources, and inclusion or exclusion of emerging or closed industries. The NSCB has traditionally followed the 1968 United Nations System of National Accounts (“UNSNA”). The current overall revision of the Republic’s national accounts incorporates to a large extent the recommendations of the most recent 1993 UNSNA.

In addition, the Republic’s national accounts for the years 2000, 2001 and 2002 were previously updated in May 2003. To ensure the accuracy of the GDP and GNP growth rates for 2000 and earlier, the NSCB plans to recalculate the national accounts for years prior to 2000 in a manner consistent with the May 2003 revisions to the national accounts of 2000, 2001, and 2002. The revisions are programmed for release in June 2006.

The overall revision of the national accounts is ongoing, therefore, GDP and GNP estimates that are currently considered “final” may be subject to further material change.

Principal Sectors of the Economy

Agriculture, Fishery and Forestry

Agriculture.    The country’s principal agricultural products include cereals, such as rice and corn, both of which are cultivated primarily for domestic use, and other crops, such as coconuts, sugar cane and bananas, produced for both the domestic market and export. The Philippines’ diverse agricultural system contains many coconut plantations farmed by agricultural tenants and workers, sugar haciendas farmed either under labor administration or by tenants, and large “agro-business” plantations devoted mainly to non-traditional export crops such as bananas and pineapples. Rice, corn and coconuts each account for approximately one-quarter of the country’s cultivated area. The country occasionally needs to import rice and corn.

Fishery.    The Philippines’ fishing industry contributes significantly to the country’s foreign exchange earnings. Pollution of coastal waters as a result of population growth and mining activities, as well as wasteful fishing methods, have damaged the marine and inland resources in some areas in recent years, leading to decreases in production.

Forestry.    The country’s forests, one of the Philippines’ main natural resources, contain a large quantity of hardwood trees. Over the years population growth, shifting cultivation, illegal logging and inadequate reforestation depleted the forests, leading to a Government-imposed total ban on logging activity in virgin forests and the subsequent continuing decline of the forestry subsector. On December 8, 2004, the Government lifted restrictions suspending timber harvesting in two of the country’s 17 administrative regions, but the suspension continues in effect in all other regions.

Industry Sector

The industry sector comprises, in order of importance, the following subsectors: manufacturing; construction; electricity, gas and water; and mining and quarrying. The sector contributed approximately 34.0% of GDP in 2001 and 33.3% in 2005, at constant market prices. The sector grew by 5.3% in 2005 compared to 5.2% in 2004, mostly due to growth in the mining and manufacturing subsectors.

Manufacturing.    The country’s manufacturing subsector comprises three major industry groups:

•	consumer goods, including the food, footwear and garment industries;

•	intermediate goods, including the petroleum, chemical and chemical product industries; and

•	capital goods, including the electrical machinery and electronics industries.

The following table presents, at constant 1985 market prices, the gross value added, which equals the value of sales minus the cost of raw material and service inputs, for the manufacturing sector by industry or industry group.

GROSS VALUE ADDED IN MANUFACTURING BY INDUSTRY GROUP

(AT CONSTANT MARKET PRICES(1))

Industry/Industry Group	2001		2002		2003		2004		2005
	(in millions)
Food manufactures	(Peso)	88,227	(Peso)	94,623	(Peso)	101,972	(Peso)	110,915	(Peso)	117,581
Beverage industries		8,820		8,820		8,740		9,628		9,478
Tobacco manufactures		6,133		6,639		3,134		2,780		2,614
Textile manufactures		3,778		4,201		4,585		4,922		5,419
Footwear/wearing apparel		12,801		13,688		13,152		12,383		11,638
Wood and cork products		2,060		2,016		2,444		2,304		1,324
Furniture and fixtures		3,232		2,994		3,336		3,979		5,210
Paper and paper products		2,258		2,040		2,172		2,211		2,186
Publishing and printing		2,967		3,154		3,433		4,087		3,770
Leather and leather products		254		266		220		118		118
Rubber products		1,743		1,652		1,634		1,969		2,041
Chemical and chemical products		14,648		14,295		15,006		16,089		19,445
Petroleum and coal products		38,929		34,131		36,974		32,659		40,243
Non-metallic mineral products		5,215		5,721		5,732		6,265		5,651
Basic metal industries		3,851		3,803		7,421		7,699		7,194
Metal industries		5,257		6,268		5,727		6,074		5,977
Machinery (except electrical)		5,326		4,346		5,074		5,422		3,367
Electrical machinery		29,009		34,499		32,517		36,929		38,035
Transport equipment		2,325		2,421		2,278		2,525		2,736
Miscellaneous manufactures		7,249		7,056		7,641		7,791		8,148

Gross value added in manufacturing	(Peso)	244,082	(Peso)	252,553	(Peso)	263,255	(Peso)	276,747	(Peso)	292,177

Source: Economic and Social Statistics Office; National Statistical Coordination Board.

(1)	Based on constant 1985 prices.

In 2002, the annual growth rate of the manufacturing subsector was 3.5%, up from 2.9% for 2001. The growth in manufacturing was due mainly to growth in the manufacture of electrical machinery, leather products and footwear and apparel. Food processing, leather products, footwear and apparel, metal industries and electrical machinery showed improved results while results remained negative in chemical products, paper products, rubber products, petroleum and coal products and non-electrical machinery products.

In 2003, the manufacturing subsector grew 4.2% from 2002 with output of (Peso)263.3 billion at constant prices. The growth in manufacturing was due to continued growth in food manufactures, as well as to the recovery of basic metal industries, petroleum and coal products, chemical products and non-electrical machinery, all four of which declined in 2002 and expanded in 2003. The annual growth rate increased to 7.8% for food manufactures

(up from 7.2% in 2002), to 95.1% for basic metal industries (up from negative 1.2% in 2002), to 7.4% for petroleum and coal products (up from negative 12.3% in 2002), by 5.0% for chemical and chemical products (up from negative 2.4% in 2002), and to 16.8% for machinery other than electrical machinery (up from negative 18.4% in 2002).

In 2004, growth in the subsector continued to accelerate, reaching 5.1%. Manufacturing growth was mainly driven by an increase of food manufactures, which rose to 8.8% from 7.8% in 2003, and the recovery of four component sectors. These were: electrical machinery, which grew 13.6% in 2004 as opposed to a decrease of 5.7% in 2003; transport equipment, which grew 10.8% in 2004, up from a decline of 5.9% in 2003; rubber products, up by 20.5% in 2004 from a decline of 1.1% in 2003; and metal industries, which grew by 6.1% in 2004, as opposed to a decline of 8.6% in 2003.

In 2005, the manufacturing subsector grew 5.6%. Manufacturing growth was mainly due to an increase in food manufactures, which grew 6.0%. Textiles increased by 10.1% compared to 7.3% in 2004. Other export-oriented manufactures that contributed to growth were furniture and fixtures at 30.9%, petroleum at 23.2%, transport equipment at 8.4% and electronics at 3.0%. Production also increased in the chemical subsector by 20.9%.

Construction.    The construction subsector’s contribution to GDP, at constant market prices, decreased from 5.0% in 2001 to 4.2% in 2005. The construction subsector grew by 4.3% in 2005. Private construction slowed to 2.0% from 4.8% in 2004.

Electricity, Gas and Water.    The electricity, gas and water subsector grew by 2.5% in 2005, compared to 4.2% in 2004. The growth was attributable to increases in electricity generation and sales to major customers.

With limited natural resources available for energy development, the Philippines satisfies most of its energy needs with imports of coal and oil, which it then converts into electric power. In 1998, the Government enacted a new oil industry deregulation act, which allowed oil prices to fluctuate and eased the entry of new players into the industry. The 1998 oil industry deregulation act has increased investment activity and attracted new players into the downstream oil industry, with approximately (Peso)4 billion of new investments in LPG refilling, bulk storage and retail outlets since deregulation of the industry.

Mining and Quarrying.    The mining and quarrying subsector grew by 9.3% in 2005, an increase from 2.6% in 2004. All metal subsectors experienced growth. Gold grew by 6.6%, copper 5.2%, chromium 5.5% and nickel at 71.3%. Crude oil rose by 24.5% due to significant increases in oil and condensate yield from the Malampaya field. In December 2004, the Philippine Supreme Court upheld the legality of the 1995 Mining Act, permitting up to 100% foreign ownership of mining companies in the Philippines. The 1995 Mining Act has revitalized the mining sector and has contributed to an increase in foreign investment. In 2005, three major mining projects, the Palawan nickel project, the Rapu-rapu polymetallic project and the Teresa gold project, began operations. Growth was moderated by the adverse effects of a labor-related dispute in the Lepanto mines and incidents involving the discharge of cyanide in the Rapu-rapu project.

Service Sector

The service sector comprises: trade; transport, communications and storage; private services; finance; housing and real estate; and government services. The services sector remains the largest contributor to GDP, having contributed 47.7% of GDP at constant market prices in 2005, up from 45.8% in 2001. In 2005, the service sector as a whole grew by 6.3%.

Trade.    The trade subsector, which consists of wholesale and retail activities, accounted for 16.9% of GDP at constant market prices in 2005. Total trade is comprised of approximately 75% retail trade and 25% wholesale trade. The trade subsector grew by 5.8% in 2005, down from 6.8% in 2004. Both retail and wholesale trade grew at slower rates in 2005. Growth in retail trade decreased to 5.9% in 2005 from 6.9% in 2004. Decreased sales from malls, warehouse clubs, supermarkets and pharmaceutical products contributed to decelerated growth in wholesale trade, which decreased to 5.5% in 2005 from 6.3% in 2004.

Finance.    The finance subsector’s contribution to GDP at constant market prices increased significantly from 4.8% in 2001 to 5.5% in 2005. The finance subsector grew by 15.4% in 2005 after growing by 8.4% in 2004. Banking income increased mainly due to higher income from fee-based activities, including bank services to accept remittances from overseas Filipino workers. Higher returns from the purchase of Government securities also contributed to growth in the financial subsector. For a discussion of the country’s financial system, see “—The Philippine Financial System.”

Ownership of Dwellings and Real Estate.    The ownership of dwellings and real estate subsector grew by 5.0% in 2005 at constant market prices compared to 5.3% in 2004. Growth was due primarily to increased demand for office space from BPO-related businesses and call centers, as well as increased residential purchases by OFWs.

Private Services.    The private services subsector includes educational, medical and health, recreational, and hotel and restaurant services. The subsector contributed 7.6% to GDP in 2005. The private services subsector grew by 4.5% in 2005 at constant market prices, compared to growth of 6.7% in 2004. Personal services, comprising services provided by funeral parlors, washing and drying businesses and other related services, grew 5.2% in 2005, from 5.4% in 2004. Educational services contracted by 1.3% in 2005 from 5.4% in 2004; growth in recreational services declined in 2005 to 4.2% from 8.2% in 2004; and hotels and restaurant services decreased to 2.6% in 2005 from 7.0% in 2004.

Transportation, Communications and Storage.    The geographically diverse nature of the Philippines makes it important to have well developed road, air and sea transportation systems. The Government has encouraged the private sector to provide basic transportation services and strengthen inter-regional and urban links. Important ongoing projects involving the private sector include the Metro Rail Transit Project, portions of which have been operating since October 29, 2004, the Metro Manila Skyway Project, the Manila-Cavite Expressway Project and the South Luzon Expressway Extension.

The country’s road network is the most important transportation system, carrying about 65% of freight and 90% of passenger traffic. The road network covers more than 200,000 kilometers. Over 4 million vehicles use the road network, including 236,000 vehicles for public use, principally in Metro Manila. Traffic remains congested in the capital region, despite traffic management and various engineering measures. To ease traffic congestion the Government has built and continues to promote alternative road networks and mass rapid urban transit rail.

Usage of the country’s rail facilities has declined largely because of the outdated facilities of the Philippine National Railways. The Government has constructed a three-line light-rail transit system in Metro Manila, financed by a build, lease and transfer arrangement, and has started work on a fourth line of the light-rail transit system.

Four public international airports, in Manila, Cebu, Clark and Subic, and 81 other facilities throughout the country help meet the country’s air transport needs. The Government plans to upgrade several major airports to international standards and generally to modernize air navigation and communications operations in the country.

The Government has experienced difficulties in its effort to open the new Terminal 3 of Ninoy Aquino International Airport in Manila. In December 2004, the Government took possession of the terminal intending to prepare it for operations as soon as possible. In 2003, the Supreme Court had nullified the Government’s concession agreement with Piatco, the private consortium contracted to build the terminal, and the terminal has not yet opened to the public. Piatco is co-owned by Fraport AG, a German airport developer, and certain Filipino companies. The Government has offered a down payment of (Peso)3 billion to Piatco and has stated that it intends to provide just compensation for the expropriation. However, Fraport has asked for a minimum of €350 million in compensation.

On January 4, 2005, a Philippine regional trial court ordered that the Government pay a down payment of $62 million; however, on January 14, 2005 the Supreme Court issued a temporary restraining order against enforcement of the trial court’s judgment. On December 20, 2005, the Supreme Court ordered the Government to make a down payment of (Peso)3.2 billion to Piatco. The Supreme Court upheld a lower court ruling from January 4, 2005 directing the Government to compensate the consortium for its investments in the terminal. The Government has filed a motion for reconsideration appealing the Supreme Court’s decision. Two other disputes over the nullified concession agreement—one filed by Piatco against the Government before the International Center for Settlement of Investment Disputes in Washington, D.C., and the other filed by Fraport against the Government before the International Chamber of Commerce in Paris—also remain pending.

The Republic also requires an effective water transport system to ferry cargo and passengers among islands. Currently, the water transport system handles about 40% of total freight traffic and 10% of total passenger traffic in the Philippines. The regulatory policy during the past decade has been to open the industry to competition, ensuring lower cargo passage rates and improving the quality of service. The Government plans to construct or improve 96 national ports, approximately 300 municipal, feeder and fishing ports and river landings and special handling facilities for grains and bulk cargo in other selected ports.

Faced with historical shortages of telephone lines and long waits for basic telephone service, especially outside Metro Manila, the Government opened the telecommunications industry in 1993 to intensify competition and to increase substantially the number of telephone lines and interconnections. The Government has continued to implement programs designed to provide telephone lines, exchanges and transmission facilities to underserved regions of the country. As of December 31, 2001, more than 6.9 million lines had been installed, which translated to a telephone density of 8.9 main telephone lines per 100 inhabitants. Cellular mobile telephone density has grown rapidly in recent years, from 19.4 in 2002 to 27.8 in 2003.

The transport, communications and storage subsector’s contribution to GDP, at constant market prices, grew from 7.5% in 2001 to 8.7% in 2005. At constant market prices the subsector grew by 7.1% in 2005, compared to growth of 11.2% in 2004. Due to the high cost of fuel, storage and other services incidental to transport increased by 18.7% in 2005. The communication subsector increased by 14.8% due to the aggressive expansion and product diversification of major telecommunications companies. However, the anticipated growth from increases in call centers and BPO investments have yet to be realized.

Government Services.    The Government services subsector grew by 1.3% in 2005, compared to 2.2% in 2004, at constant market prices. Growth has been restrained as part of Government efforts to control the fiscal deficit.

Prices, Employment and Wages

Inflation

The Philippines reports inflation as the annual percentage change in the consumer price index (“CPI”), which measures the average price of a standard “basket” of goods and services used by a typical consumer. The National Statistics Office conducts a nationwide Family Income and Expenditure Survey every three years. Although the Government has until recently reported inflation figures based on both the 1994 CPI basket and the 2000 CPI basket, the 2000 CPI basket has been the only official measure for inflation since January 2005.

The following table sets out the principal components of the 2000 CPI basket.

PRINCIPAL COMPONENTS OF THE 2000 CPI BASKET

Category	2000 CPI Basket
Food items (including beverages and tobacco), total	50.0
Rice	9.4
Non-food items, total	50.0
Housing and repairs	16.8
Services	15.9
Fuel, light and water	6.9
Clothing	3.0
Miscellaneous	7.3

The following table sets out the consumer price index (based on the 2000 CPI basket) and the manufacturing sector’s equivalent, the producer price index (based on the 1994 Producer Price Index benchmark), as well as the annual percentage changes in each index.

CHANGES IN CONSUMER AND PRODUCER PRICE INDEX

	2001	2002	2003	2004	2005
Consumer Price Index	106.8	110.0	113.8	120.6	129.8
Increase over previous year	6.8%	3.0%	3.5%	6.0%	7.6%
Producer Price Index for manufacturing	165.6	170.4	184.3	198.2	219.5
Increase over previous year	17.0%	2.9%	8.2%	7.5%	10.8%

Source: National Statistics Office.

Inflation was 6.8% in 2001, which was within the Government’s target of 6.0 to 7.0%. Favorable food and oil prices, stable exchange rates and moderate growth in demand all helped keep inflation from significantly increasing.

The national inflation rate averaged 3.0% in 2002. Inflation continued to be benign despite an increase in food prices due to weather-related reductions in supplies of rice, fruits and vegetables.

Inflation, measured as an increase in the CPI, remained at 3.5% in 2003, below the Government’s full-year inflation target of 4.5 to 5.5%. The lower-than-targeted inflation rate in 2003 was due to a lack of significant demand-driven pressure as well as to unused productive capacity.

For 2004, inflation averaged 6.0%. The increases in inflation rates from 2003 to 2004 were traced largely to higher prices for food due to typhoons in 2004 and higher prices for energy-related products (such as fuel, light and transportation) caused by higher oil prices in the international market.

In 2005, inflation increased to an average of 7.6%, largely due to higher prices for energy-related products (such as fuel, light and transportation) caused by higher oil prices in the international market.

For January 2006 to April 2006, inflation measured using the 2000 CPI basket averaged 7.3%. Year-on-year inflation was 7.1% in April 2006 compared to 7.6% in March 2006 and 8.5% in April 2005. Inflation rates for all the commodity groups declined from March 2006 to April 2006.

In February 2006, the Producer Price Index for the manufacturing sector increased 19.1% from a year earlier. Major sectors that showed significant increases in the Producer Price Index were petroleum products, non-metallic mineral products, leather products, machinery excluding electrical, and footwear and apparel. However, the Producer Price Index declined slightly by 0.9% from January 2006 to February 2006. Seven major sectors reported drops in the Producer Price Index, led by publishing and printing.

Employment and Wages

The following table presents selected employment information for various sectors of the economy.

SELECTED EMPLOYMENT INFORMATION

	2001(1)	2002(1)	2003(1)	2004(1)	2005(1)	January 2006(2)
Labor force (in thousands)(old methodology)(3)(4)	32,809	33,936	34,571	35,862	36,437	35,224
Labor force (in thousands)(new methodology)(3)(4)	—	—	—	—	25,286 (5)	—
Unemployment rate (old methodology)	11.1%	11.4%	11.4%	11.8%	11.3%	10.7%
Unemployment rate (new methodology)	—	—	—	—	7.8%	8.1%
Employment share by sector:
Agriculture, fishery and forestry	37.2%	37.0%	36.6%	36.0%	36.0%	36.6%
Industry sector
Mining and quarrying	0.4	0.4	0.3	0.4	0.4	0.4
Manufacturing	10.0	9.5	9.6	9.7	9.5	9.2
Construction	5.4	5.3	5.5	5.4	5.3	5.1
Electricity, gas and water	0.4	0.4	0.4	0.4	0.4	0.4

Total industry sector	16.2%	15.6%	15.8%	15.8%	15.5%	15.1%
Service sector
Transportation, communication and storage	7.3	7.2	7.5	7.7	7.6	7.0
Trade	18.0	18.7	18.3	18.6	19.0	18.6
Finance and housing	2.8	2.8	3.1	3.2	3.4	3.4
Services	18.6	18.7	18.7	18.7	18.5	18.7

Total services sector	46.6%	47.4%	47.6%	48.2%	48.5%	48.5%

Total employed	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Bureau of Labor and Employment Statistics—Current Labor Statistics; National Statistics Office—Labor Force Survey.

(1)	Figures for 2001 to 2005 are the average of the applicable statistic for each quarter in the relevant period.

(2)	Preliminary.

(3)	Does not include overseas Filipino workers.

(4)	Figures generated using 1995 census-based population projections.

(5)	Average of April, July and October rounds of the Labor Force Survey.

In January 2006, the Filipino labor force, not including overseas workers, totalled 35.2 million people. The Filipino labor force is relatively young. Filipino workers are employed primarily in service industries, such as wholesale and retail trade and transportation and communications, and in manufacturing export industries, such as electronics and garments. Approximately 982,000 Filipino workers were deployed overseas in 2005, an increase of 5.2% from 2004.

Regional tripartite bodies consisting of representatives of Government, businesses and workers establish minimum wage adjustments, which vary based on region and industry. Under the law, minimum wage adjustments may only be increased once in any twelve month period. However, the seventeen regions issued new minimum wage orders in 2005 before the twelve-month non-disturbance period had elapsed, citing unusually high prices of basic commodities, oil prices, and utilities fees. The minimum wages for workers in Metro Manila and the surrounding areas are the highest in the country. Across the administrative regions, daily minimum wages currently range from a low of (Peso)151 to a high of (Peso)325.

Labor and employment conditions improved in 2001 as the economy grew stronger than expected during the year. The substantially reduced number of strikes, increased rates of deployment of workers overseas and improved regional wage indicators reflect broadly improved labor, employment and wage conditions during the year.

In 2002, the average national unemployment rate rose slightly to 11.4% from 11.1% in 2001. On January 25, 2002, pursuant to policies adopted at the National Socio-Economic Summit of 2001, the Government implemented a job corps program promoting volunteerism, civic consciousness among the country’s youth, community development and employment projects.

In 2003, the average national unemployment rate remained at 11.4%, as relatively modest growth in the labor force was coupled with relatively modest growth in the number of jobs due to global economic uncertainty.

In 2004, the average national unemployment rate rose to 11.8%. The number of employed workers rose by 977,000; however, new entrants in the labor force led to an increase in the number of unemployed. The unemployment rate was also affected by the impact of higher oil prices on the economy and weak demand for additional labor following an upward adjustment in minimum wages in August 2004.

In April 2005, the Government adopted a new definition of unemployment. The old definition of unemployment included all persons at least 15 years old without work who were seeking work. The new definition is restricted to such persons who are also immediately available for work (excluding, for example, students seeking work who would not be able to immediately take on new employment). The new definition of employment is intended to make the Republic’s reporting of labor statistics consistent with prevailing international standards. Using the new definition of unemployment, the national unemployment rate rose to 8.1% in January 2006, up from 7.4% in October 2005. (Under the old methodology, these unemployment rates would have been 10.7%, 11.3% and 10.3% for January 2006, January 2005 and October 2005, respectively). In the period from January 2005 to January 2006, the labor force participation rate increased from 63.2% to 63.8% of the population 15 years old and over. In Metro Manila, where 14.0% of the country’s labor force is located, the unemployment rate for Metro Manila in January 2006 was 15.0%, the highest in the country.

Social Security System and Government Service Insurance System

The Philippines does not pay any unemployment compensation or make any general welfare payments other than through the Social Security System and the Government Service Insurance System. The Social Security System provides private sector employees, including self-employed persons and their families, with protection against disability, sickness, old age and death. Monthly contributions by covered employees and their employers, and investment income of the Social Security System, fund the system. The Social Security System invests its funds in Government securities and in domestic equity securities.

The Government Service Insurance System administers social security benefits for Government employees, including retirement benefits, life insurance, medical care and sickness and disability benefits. The system also administers the self-insurance program for Government properties, such as buildings and equipment. The Government Service Insurance System also oversees loan programs, including housing loans for Government employees. Monthly contributions by covered employees and their employers fund the system. Government agencies must include in their annual appropriations the amounts needed to cover their share of the contributions and any additional premium required based on the hazardous nature of the work. The Government Service Insurance System invests its funds in a manner similar to the Social Security System.

Savings

The following table sets out gross national savings, total investment and the savings-investment gap as a percentage of GDP.

NATIONAL SAVINGS AND INVESTMENTS

Item	2001	2002	2003	2004	2005
Gross national savings	22.9%	24.9%	25.8%	27.0%	22.7%
Gross domestic savings	16.0%	17.8%	18.2%	20.5%	20.1%
Foreign savings	4.0%	6.6%	5.2%	7.5%	8.3%
Investment	17.8%	16.5%	15.5%	15.9%	19.9%
Saving-investment gap	5.2%	8.4%	10.3%	11.1%	2.8%

Source: National Accounts, NSCB.

Balance of Payments

Overview

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current account and the capital and financial accounts. The current account tracks a country’s trade in goods, services, income and current transfer transactions. The capital and financial account includes the capital account, which covers all transactions involving capital transfers and acquisition or disposition of non-produced, non-financial assets, and the financial account, which covers all transactions associated with changes of ownership in the foreign financial assets and liabilities of an economy. A balance of payments surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. A balance of payments deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency.

Recent Revisions

On March 30, 2005, Bangko Sentral released the balance of payments statistics for 2003 and 2004, which incorporate the results of improved data collection and estimation methodologies, revised classifications and treatment, and new methodologies to make the compilation practices consistent with internationally recommended concepts. The most significant revisions involved adjustments to import statistics, the treatment of remittances by overseas Filipino workers (“OFW remittances”), and trade credits.

In the case of import data, the revisions were made in accordance with the recommendations of the Inter-agency Committee on Trade Statistics (comprising representatives of BSP, NSO, NEDA, Bureau of Customs and the National Statistical Coordination Board), and included valuation adjustments of imports under consignment arrangements, particularly for electronics and garments, and other imports not covered in the NSO’s foreign trade statistics, such as remittances in kind. These adjustments resulted in a wider trade deficit that consequently reduced the current account balance. In the case of remittances, OFW remittance statistics were revised to categorize overseas Filipino workers into residents and non-residents in accordance with the one-year residency rule recommended in the IMF’s BPM5. Earnings of resident overseas Filipino workers are recorded as compensation of employees in the income account while remittances of non-resident overseas Filipino workers are recorded as workers’ remittances under current transfers. Moreover, the new estimation methodology takes into account cash remittances made by OFWs through informal channels, as well as remittances-in-kind. Calculation of these cash remittances and remittances-in-kind are based on data from the NSO’s Survey of Overseas Filipinos. Trade credits are now based on surveys and external debt reports, rather than the previous method of deriving trade receivables and payables from data on goods shipments and payments. Other changes involved the use of new databases, such as administrative records of government regulatory agencies, as well as records of international agencies.

With respect to imports and exports of goods, the balance of payments statistics released by Bangko Sentral are based on the trade-in-goods statistics compiled by the National Statistics Office (“NSO”). However, for purposes of inclusion in the overall balance of payments, the trade-in-goods statistics reported by the NSO are adjusted by Bangko Sentral to exclude temporary exports and imports and returned goods. This adjustment is intended to bring the balance of payments results in line with the IMF’s BPM5.

In August 2005, the NSO released revised export figures for 2004 and import figures for 2002, 2003, and 2004. Exports of goods in 2004 were revised from $39.6 billion to $39.7 billion due to previously underreported exports from Subic Bay. Imports of goods were revised from $35.4 billion to $39.2 billion for 2002; from $37.5 billion to $40.5 billion for 2003; and from $40.3 billion to $44.0 billion for 2004. As noted above, the revisions in the import data included valuation adjustments of imported components used in electronic goods that were subsequently exported. The understatement, particularly in these electronic components under consigned arrangement, was due to the fact that (i) the actual import value is unknown to the importer since the relevant components are off-balance sheet items and (ii) these types of goods are duty-free and, therefore, subject to less rigid customs checks than dutiable goods. Overall, the Republic’s trade-in-goods deficits as reported by the NSO were revised from $218 million to $4.0 billion for 2002; from $1.3 billion to $4.2 billion for 2003; and $713 million to $4.4 billion for 2004.

The August 2005 revisions to NSO’s trade figures are reflected (except where specified) in the discussion in the section “—Current Account—Goods Trade”. However, although the balance of payments statistics released by Bangko Sentral with respect to 2003, 2004 and 2005 take into account the revised methodology for import statistics, Bangko Sentral has not yet revised its balance of payments statistics for 2005 to reflect the NSO’s most recent revisions for that year. Thus, the following discussion on overall balance of payments does not fully take into account the revisions of trade-in-goods data. Bangko Sentral has indicated that it expects the revised NSO trade data for 2005 to have a minimal impact on the current account balance.

In March 2006, along with the release of the full year balance of payments data for 2005, Bangko Sentral also released revised balance of payments data for the years 1999 to 2004.

The revisions for the years 2003 and 2004 mainly reflected data updates and reclassification, specifically in the financial account. The revisions for the years 1999 to 2002, on the other hand, involved more significant changes in methodology and source data, which were necessary to achieve consistency with the balance of payments statistics for the years 2003 to 2005.

Consistent with the revisions to the balance of payments statistics for the years 2003 and 2004, revisions to the balance of payment statistics for the years 1999 to 2002 primarily involved changes to import data, largely with regard to valuations; to the income account and the current transfers account, primarily reflecting modifications related to the classification of OFW remittances based on residency status; and trade credits, reflecting changes in source data and estimation methodology.

The revisions for the years 1999 to 2002 also resulted in significant changes to most sub-categories under the services account. The bank reporting system underwent several modifications during this period, primarily in response to the growing complexity of foreign exchange transactions. The monitoring systems used prior to these revisions were unable to accurately capture the growing complexity of foreign exchange transactions, resulting in distortions in the data reported in sub-categories of the services account for the years 1999 to 2002. With the revisions in methodology, these distortions have been corrected through the use of indicators and other statistical techniques.

Overall Balance of Payments Performance

The following table sets out the consolidated financial position for the Republic for the years 2001 to 2005. Please note that, as indicated above, in March 2006 Bangko Sentral announced revisions to the balance of payment statistics for the years 2001 to 2004 and that the data included in this table is therefore different from previously reported data.

BALANCE OF PAYMENTS

	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)
	(in millions)
Overall BOP position:(3)	$(202)	$810	$115	$(280)	$2,407

Current account:(1)	$(1,762)	$(351)	$282	$1,626	$2,354

Goods and services:	(8,553)	(7,532)	(7,814)	(7,461)	(8,942)
Exports	34,385	37,831	38,728	42,837	44,693
Imports	42,938	45,363	46,542	50,298	53,635
Goods	(6,265)	(5,530)	(5,851)	(5,684)	(7,546)
Credit: Exports	31,313	34,403	35,339	38,794	40,231
Debit: Imports(4)	37,578	39,933	41,190	44,478	47,777
Services	(2,288)	(2,002)	(1,963)	(1,777)	(1,396)
Credit: Exports	3,072	3,428	3,389	4,043	4,462
Debit: Imports	5,360	5,430	5,352	5,820	5,858
Income:	(69)	(499)	(290)	(73)	(107)
Credit: Receipts	3,553	3,306	3,330	3,725	3,937
Debit: Disbursements	3,622	3,805	3,620	3,798	4,044
Current transfers:	6,860	7,680	8,386	9,160	11,403
Credit: Receipts	7,119	7,948	8,626	9,420	11,706
Debit: Disbursements	259	268	240	260	303
Capital and financial account:	911	1,056	726	(1,630)	860

Capital account:	62	27	54	17	40
Credit: Receipts	86	50	82	46	58
Debit: Disbursements	24	23	28	29	18
Financial account:	849	1,029	672	(1,647)	820
Direct investment	335	1,477	188	109	970
Debit: Assets, residents’ investments abroad	(140)	65	303	579	162
Credit: Liabilities, non-residents’ investments in the Philippines	195	1,542	491	688	1,132
Portfolio investment:	1,027	746	562	(1,665)	2,835
Debit: Assets, residents’ investments abroad	57	628	818	862	1,153
Credit: Liabilities, non-residents’ investments in the Philippines	1,084	1,374	1,380	(803)	3,988
Financial derivatives:	(15)	(21)	(64)	(27)	(43)
Debit: Assets, residents’ investments abroad	(83)	(85)	(54)	(58)	(98)
Credit: Liabilities, non-residents’ investments in the Philippines	(98)	(106)	(118)	(85)	(141)
Other investment:	(498)	(1,173)	(14)	(64)	(2,942)
Debit	(761)	256	(743)	907	3,532
Credit	(1,259)	(917)	(757)	843	590
Net unclassified items:	649	105	(893)	(276)	(807)

Source: Bangko Sentral.

(1)	Revised to reflect: late reports, post audit adjustments and final data from companies. Please see “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary.

(3)	The overall BOP position is determined by deducting change in reserve liabilities from change in reserve assets.

(4)	Data on goods imports for 2005 were adjusted to reflect preliminary adjustments on the valuation of raw materials for electronics and garments exports. 2004 data were adjusted to reflect preliminary adjustments on the valuation of raw materials for garments exports.

In 2001, the balance of payments showed a deficit of $202 million, compared to a deficit of $509 million in 2000. This lower deficit was caused by a lower current account deficit of $1.8 billion compared to a deficit of $2.2 billion in 2000 and $649 million in net unclassified items in 2001 compared to a negative balance of $1.6 billion in net unclassified items in 2000, which more than offset a substantial decrease in the capital and financial account surplus to $911 million in 2001 from $3.4 billion in 2000. Exports of goods contracted by 16.2% while imports of goods declined by 13.3% in 2001. Inflows in the services trade account decreased by 9.0% in 2001, primarily due to lower travel receipts arising from security concerns that followed the terrorist attacks in the United States on September 11, 2001, while outflows increased by 2.2%. Non-resident direct investments posted a net inflow of $195 million in 2001, which was significantly lower than the $2.2 billion net inflow in 2000. This decrease reflected the increased geo-political and economic uncertainties following the September 11, 2001 terrorist attacks in the United States. The net inflow in portfolio investments by non-residents increased to $1.1 billion in 2001 from $259 million in 2000.

In 2002, the Republic recorded a balance of payments surplus of $810 million, compared to a deficit of $202 million in 2001. This improvement was attributable to a net inflow of $1.1 billion in the capital and financial account that more than offset the current account deficit. The current account, while remaining in deficit, was substantially improved at $351 million in 2002 compared with a $1.8 billion deficit in 2001. This positive development was mainly due to higher net inflows in the current transfers account, primarily because of increased remittances from OFWs, which grew by 12.0%, and the contraction in the deficits of both the trade-in-goods and services accounts, which offset the increase in the income account deficit. The gains posted by the capital and financial account for 2002 were attributable to the surpluses recorded by the direct and portfolio investments accounts, which offset the higher net outflow in the other investments account. The direct investment account posted a higher net inflow of $1.5 billion compared to $335 million in 2001, while net portfolio investments posted a lower surplus of $746 million in 2002 from a surplus of $1.0 billion in 2001. The other investments account posted a higher net outflow of $1.2 billion, more than double the net outflow of $498 million in 2001.

In 2003, the Republic recorded a lower balance of payments surplus of $115 million compared with a $810 million surplus in 2002. The current account recorded a surplus of $282 million compared with a $351 million deficit in 2002. The surplus reflected higher net inflows, particularly from OFW remittances, which offset the widening of the trade-in-goods deficit. Compared to 2002, both the services and income accounts posted lower deficits of $2.0 billion and $290 million, respectively. The capital and financial account posted a lower net inflow of $726 million in 2003, as both the direct and portfolio investments accounts recorded lower net inflows, reflecting geo-political and economic uncertainty following a higher level of conflict in the Middle East, concerns about the spread of severe acute respitory syndrome (SARS) and the weak world economic outlook during the first half of 2003, combined with domestic political uncertainty and corporate restructurings. The weak world economic outlook led to the deferral of several approved investments, which had an adverse impact on net inflows of direct investments, which declined to $188 million in 2003 from $1.5 billion in 2002. This was further aggravated by the divestment in the telecommunication industry by a major foreign investor. The portfolio investment account net inflows of $562 million in 2003 were lower than the $746 million net inflows in 2002, due to higher resident investments in both equity and debt securities. The other investment account recorded a net outflow of $14 million, significantly lower than the net outflow of $1.2 billion in 2002, due largely to the settlement of bank receivables.

In 2004, the Republic’s balance of payments recorded an overall deficit of $280 million compared to a $115 million surplus in 2003. A surplus of $1.6 billion was recorded in the current account for 2004, compared to a $282 million surplus recorded for 2003. This was more than offset by a deficit of $1.6 billion in the capital and financial account, which compared to a surplus of $726 million in 2003. The expansion in the current account was primarily attributable to increased net inflows in the current transfers account due to the continued strong inflow of OFW remittances, which rose by 12.2%, as well as lower deficits in the trade-in-goods account, the services account and income accounts. The substantial reversal in the capital and financial account in 2004 was largely due to the reversal of the portfolio investment account to a net outflow of $1.7 billion in 2004 from a net inflow of $562 million in 2003. Net inflows of direct investments were $109 million in 2004 compared to $188 million in 2003, while other investments posted a higher net outflow of $64 million in 2004 compared with $14 million in 2003.

In 2005, the Republic’s balance of payments recorded an overall surplus of $2.4 billion, a reversal from the $280 million deficit recorded in 2004. Factors contributing to this change were the improved performance of both the current account and capital and financial account. The current account registered a surplus of $2.4 billion in 2005, an increase of 44.8% from the $1.6 billion surplus in 2004. The increase was primarily due to the strong inflows of OFW remittances in the current transfers account and a contraction in the services account deficit, which more than offset the widening deficit in the trade-in-goods and income accounts. The trade in services account posted a smaller deficit of $1.4 billion in 2005, a decrease of 21.4% from the deficit of $1.8 billion in 2004. This was due to higher net receipts from travel, passenger transport, communication, computer and information, and business, professional and technical services. The net inflow in current transfers for 2005 expanded by 24.5% to $11.4 billion. Receipts from transfers were largely comprised of OFW remittances, which continued to improve as demand for Filipino workers (both professionals and skilled workers) in the international labor market remained strong.

In 2005, the capital and financial account balance reversed to a net inflow of $860 million, from a net outflow of $1.6 billion in 2004. The reversal is attributable to the recovery of both the direct and portfolio investment accounts, which more than offset the higher net outflows in other investments. The direct investment account surplus widened to $970 million in 2005 from $109 million in 2004. The increase is primarily due to the net effects of higher non-residents’ investments in the country, as well as the decline in residents’ investments abroad. The portfolio investment account also showed significant improvement during 2005, as it posted a net inflow of $2.8 billion compared with a net outflow of $1.7 billion in 2004. Underpinning the increase in portfolio investments were non-residents’ increased investments in equity securities and increased subscription to the bond and note issuances by the Government. The deficit in the other investment account increased to $2.9 billion in 2005 from a deficit of $64 million in 2004. The decline in the other investment account resulted largely from (i) higher currency and deposit placements abroad by banks and private entities; (ii) higher loan repayments by the Government; and (iii) higher receivables received by resident banks from foreign banks.

Current Account

The current account recorded a surplus of $2.4 billion for 2005, 44.8% higher than the $1.6 billion surplus for 2004. The expansion in the surplus was attributed to increased OFW remittances in the current transfers account combined with a lower deficit in the services account negating the higher deficit in the trade-in-goods and income accounts.

Goods Trade.    Trading in goods significantly affects the Philippine economy. From 2001 to 2005, exports (as reported by the National Statistics Office) were equal to an average of 44.2% of the country’s GDP and imports were equal to an average of 52.7% of GDP.

A significant proportion of exports, estimated at approximately 40% in 2002, depends on imported raw materials or other inputs, rendering the country’s exports vulnerable to any import decline resulting from a peso depreciation. See “—Foreign Exchange System”.

The deficit in the trade-in-goods account, as reported by the Bangko Sentral, increased to $7.5 billion for 2005 from $5.7 billion for 2004, reflecting the fact that imports were expanding faster than exports. The rise in imports of goods was attributed mainly to the continued increase in global oil prices. Shipments of electronics, which accounted for 66.3% of the country’s exports in 2005 as reported by the National Statistics Office, and sustained sales of machinery and transport equipment and garments remained the growth drivers for the export sector.

For the first two months of 2006, the Republic recorded a preliminary trade-in-goods deficit of $473 million, compared to a deficit of $419 million for the first two months of 2005. Preliminary figures from the NSO showed that exports totaled $6.6 billion in the first two months of 2006, an increase of 4.2% from the same period in 2005, while imports totaled $7.0 billion in the first two months of 2006, an increase of 4.8% from the corresponding period in 2005. The higher deficit was mainly attributable to higher imports of mineral fuels and lubricants.

Exports of Goods.    The following tables set out the Republic’s exports of goods by major commodity group and destination, as reported by the NSO.

EXPORTS OF GOODS BY COMMODITY GROUP(1)

									Percentage of Total Exports
	2001(2)	2002(2)	2003(2)		2004(2)		2005(3)	2006(4)	2001	2005	2006(4)
	(in millions, except percentages)
Manufactures
Electronics, electrical equipment, parts and telecom(5)	$16,699	$18,583	$—		$—		$—	$—	51.9%	—%	—%
Electronic products(6)	—	—	24,168		26,722		27,276	4,301	—	66.2	65.5
Other electronics	—	—	821		1,145		1,200	178	—	2.9	2.7
Garments	2,403	2,391	2,265		2,171		2,298	400	7.5	5.6	6.1
Textile yarns/fabrics	226	247	250		238		244	37	0.7	0.6	0.6
Footwear	73	47	46		35		26	4	0.2	0.1	0.1
Travel goods and handbags	174	83	62		39		20	2	0.5	0.0	0.0
Wood manufactures	119	112	131		122		138	11	0.4	0.3	0.2
Furniture & fixtures	298	316	278		294		304	44	0.9	0.7	0.7
Chemicals	318	360	394		448		546	102	1.0	1.3	1.6
Non-metallic mineral manufactures	123	113	128		165		171	25	0.4	0.4	0.4
Machinery and transport equipment(7)	6,136	7,067	1,298	(4)	1,604	(4)	1,836	275	19.1	4.5	4.2
Processed food and beverages	337	385	476		498		519	82	1.0	1.3	1.2
Iron and steel	14	17	18		58		94	17	0.0	0.2	0.3
Baby carriages, toys, games and sporting goods	145	140	127		128		130	15	0.5	0.3	0.2
Basketwork, wickerwork and other articles of plaiting materials	83	74	69		67		58	10	0.3	0.1	0.2
Miscellaneous	220	231	256		234		283	52	0.7	0.7	0.8
Others	974	1,014	1,234		1,557		1,769	277	3.0	4.3	4.2

Total manufactures	28,340	31,181	32,022		35,525		36,913	5,833	88.1	89.5	89.0
Agro-based products
Coconut products	532	484	640		716		821	94	1.7	2.0	1.4
Sugar and sugar products	32	47	70		79		81	13	0.1	0.2	0.2
Fruits and vegetables	552	544	601		601		660	103	1.7	1.6	1.6
Other agro-based products	427	453	470		476		441	65	1.3	1.1	1.0

Total agro-based products	1,544	1,527	1,781		1,872		2,002	275	4.8	4.9	4.2
Mineral products	537	519	614		796		819	193	1.7	2.0	2.9
Petroleum products	242	353	536		380		586	125	0.8	1.4	1.9
Forest products	23	23	22		34		33	3	0.1	0.1	0.0
Others	1,464	1,606	1,254		1,076		867	133	4.6	2.1	2.0

Total (per NSO)	$32,150	$35,207	$36,231		$39,681		$41,221	$6,562	100.0%	100.0%	100.0%

Less adjustments (conceptual and undercoverage)(8)	(837)	(804)	(891)		(887)		(991)	—

Total (BPM5)	$31,313	$34,403	$35,339		$38,794		$40,231	—

Source: National Statistics Office.

(1)	Totals may vary due to rounding.

(2)	Export figures for 2001, 2002, 2003 and 2004 were revised in August 2005. Please see “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(3)	Preliminary.

(4)	January and February 2006. Preliminary.

(5)	Data reflects the old definition of electronic parts and equipment, which includes only microcircuit semiconductors and other electronic equipment.

(6)	Includes semiconductors, electronic data processing, office equipment, consumer electronics, telecommunication, radar, medical and industrial instrumentation and automotive electronics.

(7)	For 2003, 2004 and 2005, excludes input/output and peripheral units, office equipment and other automotive electronics. These subcategories were moved to electronic products.

(8)	Conceptual adjustments reflect the exclusion of returned goods and temporary exports, in accordance with the IMF’s Balance of Payments Manual (BPM5), while coverage adjustments reflect the inclusion of exports of goods that are not captured in the data sourced from the NSO’s foreign trade statistics.

EXPORTS OF GOODS BY DESTINATION

							Percentage of Total Exports
Country	2001(1)	2002(1)	2003(1)	2004(1)	2005	2006(3)	2001	2005
	(in millions, except percentages)
United States	$8,979	$8,683	$7,263	$7,088	$7,402	$630	27.9%	18.0%
Japan	5,054	5,292	5,766	7,981	7,202	524	15.7	17.5
ASEAN Countries(2)	4,910	5,413	6,423	6,141	6,808	547	15.3	16.5
United Kingdom	997	946	695	555	436	37	3.1	1.1
Hong Kong	1,580	2,359	3,094	3,146	3,339	214	4.9	8.1
Netherlands	2,976	3,055	2,922	3,583	4,032	390	9.3	9.8
Fed. Rep of Germany	1,323	1,386	1,219	1,436	1,346	142	4.1	3.3
China, Rep of (Taiwan)	2,127	2,485	2,492	2,228	1,886	130	6.6	4.6
Korea, South	1,044	1,339	1,314	1,113	1,391	112	3.2	3.4
China, People’s Republic of	793	1,356	2,145	2,653	4,077	262	2.5	9.9
Others	2,366	2,893	2,899	3,759	3,303	277	7.4	8.0

Total	$32,150	$35,207	$36,231	$39,681	$41,221	$3,266	100.0%	100.0%

Source: National Statistics Office (NSO)

(1)	Export figures for 2001, 2002, 2003 and 2004 were revised in August 2005. Please see “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Includes only Malaysia, Singapore, Indonesia and Thailand; other ASEAN countries are reported under “others”.

(3)	January 2006.

Exports of goods, as reported by the NSO, declined by 15.6% in 2001, but grew by 9.5% in 2002, 2.9% in 2003, 9.5% in 2004 and 3.7% in 2005. As a percentage of total exports, manufactured goods increased from 88.1% in 2001 to 89.5% in 2005. During the same period, exports of garments as a proportion of total exports decreased from 7.5% in 2001 to 5.6% in 2005 primarily due to increased international competition and a general decline in global demand. Exports of agriculture products, including coconut products, sugar products and fruits and vegetables, increased as a proportion of total exports from 4.8% in 2001 to 4.9% in 2005. As a percentage of total exports, machinery and transport equipment fell from 19.1% in 2001 to 4.5% in 2005.

In 2001, exports of goods declined by 15.6% to $32.1 billion. The decline reflected the slump in demand by the country’s leading trading partners, namely the United States and Japan, as well as a downtrend in demand in the information technology sector. Exports of semiconductor components experienced declines in both volume and price. All major commodity groups posted declines except fruits and vegetables, which grew 4.5%, and machinery and transport equipment, which grew 3.8%. Electronics, machinery and transport equipment and garments remained the top three export commodities.

Exports of goods for 2002 were $35.2 billion, or 9.5% higher than in 2001. Higher demand for Philippine goods from Japan, Taiwan, Hong Kong, South Korea, Malaysia and China made up for a decrease in exports to the United States, which accounted for approximately 25% of the country’s export market in 2002. The above table sets out the destinations of the Republic’s exports.

Exports of goods, as reported by the NSO, were $36.2 billion for 2003, 2.9% more than the $35.2 billion in exports of goods for 2002, with most of the growth coming in the fourth quarter. The improvement for the year was attributed to increases in external demand for machinery and transport equipment, which resulted, in part, from increased demand in trading partner countries based on expectations of an improving global economy.

Exports of goods for 2004, as reported by the National Statistics Office, were $39.7 billion, an increase of 9.7% from $36.2 billion in 2003. Although semiconductor exports rose by 22.6%, and garments, machinery and transport equipment, and electronic equipment also increased, most other export subsectors showed modest growth or declined.

Total exports of goods in 2005 increased by 3.9% to $41.2 billion primarily from exports of electronics, garments, and machinery and transport equipment. Total electronics shipments for 2005 increased by 2.1% to $27.3 billion from $26.7 billion in 2004. Export growth for electronics was lower than expected, primarily due to the pull-out by a foreign electronics company, of its laptop computer production line in January 2005. Garment exports increased 5.9% to $2.3 billion in 2005 compared to $2.2 billion in 2004. This growth reflected a strategic shift implemented by garment exporters to increase production of higher-value garments for export. Exports of machinery and transport equipment were $1.8 billion in 2005 compared to $1.6 billion in 2004, representing a 14.5% increase from the previous year. This increase was due mainly to increased shipments of parts and accessories for motor vehicles, and gear boxes for motor vehicles and other vessels that transport goods and passengers.

The United States accounted for, on average, 23.9% of total exports from 2001 to 2005. Japan accounted for, on average, 16.4% of Philippine exports from 2001 to 2005. Recognizing the danger of over-reliance on so few export markets, the country has attempted to increase its exports to other countries, particularly ASEAN countries. The Republic is a party to the ASEAN Free Trade Agreement, which provides for reduced tariffs among ASEAN nations as well as plans for intra-regional investments, industrial linkages and banking and financial integration.

The Republic’s overall average trade-weighted tariff rates declined from 5.0% in 2001 to 3.6% in 2005. By sector, average trade-weighted tariff rates declined from 15.7% in 2001 to 10.3% in 2005 for agricultural products, from 3.1% in 2001 to 2.9% in 2005 for mining products, and from 3.9% in 2001 to 3.0% in 2005 for manufactures. Tariff rates currently range from 0% to 65% for agricultural products, from 1% to 5% for mining products and from 0% to 30% for manufactures.

Imports of Goods.    The import data for 2002, 2003 and 2004 have been recently revised by the NSO. Please see “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

The following tables set out the sources of the Philippines’ imports of goods by commodity group and by country, reflecting import data revisions for 2001, 2002, 2003 and 2004.

IMPORTS OF GOODS BY COMMODITY GROUP

										Percentage of Total Imports
	2001(1)	2002(1)		2003(1)		2004(1)		2005	2006(2)	2001	2005	2006(2)
	(in millions, except percentages)
Raw materials and intermediate goods
Unprocessed raw materials(3)	$1,365	$1,415		$1,362		$1,502		$1,462	$228	4.1%	3.3%	3.3%
Semi-processed raw materials(4)	17,043	23,360		22,817		24,907		23,828	3,147	51.6	53.1	44.7

Total raw materials and intermediate goods	$18,408	$23,775		24,179		26,409		25,290	3,375	55.7%	56.3%	48.0%
Capital goods	7,984	8,377		8,781		8,743		8,882	1,820	24.2	19.8	25.9
Consumer goods
Durable	946	981		1,115		1,288		1,407	216	2.9	3.1	3.1
Non-durable	1,535	1,599		1,570		1,739		2,013	296	4.6	4.5	4.2

Total consumer goods	$2,481	$2,580		2,725		3,027		3,420	512	7.5%	7.6%	7.3%
Mineral fuels and lubricants	3,373	3,273		3,765		4,714		6,277	1,206	10.2	14.0	17.1
Other	811	1,232		1,019		1,148		1,041	121	2.5	2.3	1.7

Total (per NSO)	$33,057	$39,237		$40,469		$44,041		$44,910	$7,035	100.0%	100.0%	100.0%

Valuation Adjustments(5)	4,955	1,129		1,056		980		3,405	75
Conceptual and Coverage(6) Adjustments	(434)	(433)		(335)		(543)		(537)	—

Total (BPM5)	$37,578	$39,933	(1)	$41,190	(1)	$44,476	(1)	$47,778	$—

Source: National Statistics Office, Bangko Sentral.

(1)	Total import figures for 2001, 2002, 2003 and 2004 were revised in August 2005. Please see “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	January-February 2006. Preliminary.

(3)	Includes wheat, corn, unmilled cereals excluding rice and corn, inedible crude materials and unmanufactured tobacco.

(4)	Includes chemicals and chemical compounds, manufactured goods that are not capital or consumer goods, materials for the manufacture of electrical and electronic equipment and parts, and embroideries.

(5)	Valuation adjustments include adjustments by Bangko Sentral to:

(a)	NSO’s raw material imports for electronics exports’ for the years 1999 to 2001 and 2005 preliminary estimates; and

(b)	NSO’s raw material imports for garments of the years 1999 to 2005.

(6)	Conceptual adjustments reflect the exclusion of returned goods and temporary imports, in accordance with the IMF’s Balance of Payments Manual (BPM5), while coverage adjustments reflect the inclusion of imports of goods that are not captured in the data sourced from the NSO’s foreign trade statistics.

IMPORTS OF GOODS BY SOURCE

							Percentage of Total Imports
Country	2001(1)	2002(1)	2003(1)	2004(1)	2005	2006(2)	2001	2005
	(in millions, except percentages)
Japan	$6,633	$7,551	$7,860	$7,674	$7,647	$492	20.1%	17.0%
United States	6,411	9,346	8,989	8,270	7,970	602	19.4	17.7
ASEAN countries(2)	4,837	5,871	6,496	7,910	7,856	722	14.6	17.6
Hong Kong	1,335	1,601	1,622	1,739	1,904	164	4.0	4.2
Saudi Arabia	887	1,000	1,198	1,274	2,182	187	2.7	4.9
Taiwan	1,970	2,034	2,030	3,214	3,356	255	6.0	7.5
South Korea	2,082	2,999	2,576	2,740	2,187	192	6.3	4.9
Australia	645	576	492	579	521	51	2.0	1.2
Fed. Rep of Germany	792	817	1,036	1,196	1,080	70	2.4	2.4
China, People’s Republic of	975	1,257	1,815	2,659	2,890	267	2.9	6.4
Others	6,490	6,184	6,357	6,782	7,318	675	19.6	16.3

Total	$33,057	$39,237	$40,471	$44,039	$44,910	$3,677	100.0%	100.0%

Source: Foreign Trade Statistics, National Statistics Office, Economic Indices and Indicators Division, Industry and Trade Statistics Department, Republic of the Philippines.

(1)	Recently revised by the National Statistics Office. Please see “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	January 2006.

(3)	Includes only Indonesia, Malaysia, Singapore, Thailand; other ASEAN nations are reported under “Others.”

In 2001, imports of goods fell by 4.2% to $33.1 billion, a reversal of the 12.2% increase registered in 2000. This decline resulted primarily from the reduction in imports of raw materials and intermediate goods and capital goods used for exports and domestic production, as well as the reduced demand for foreign-made goods as a result of the weak peso.

In 2002, imports of goods increased by 18.7% to reach $39.2 billion. Imports of all major categories of goods except for mineral fuels and lubricants, increased from 2001 to 2002. The increase resulted primarily from higher imports of raw materials and intermediate goods and capital goods. Total imports of raw materials and intermediate goods (as reported by the NSO) increased 29.2% to $23.8 billion, which accounted for 60.6% of total imports of goods in 2002, while capital goods imports increased 4.9% to $8.4 billion in 2002. The expansion in the procurement of these two major commodity groups was mainly attributable to higher demand for electronics exports, as well as increased domestic economic activity in 2002.

Imports of goods, as reported by the NSO, were $40.5 billion for 2003, a 3.1% increase from 2002. The increase in imports was due largely to the build-up of inventories of raw materials and oil products in anticipation of a possible supply disruption in the Middle East because of the war in Iraq, as well as an increase in imports of electronic products.

Imports of goods expanded by 8.8% to $44.0 billion in 2004, up from $40.5 billion in 2003. Imports of organic and inorganic chemicals, miscellaneous manufactured articles, and mineral fuels, lubricants and related materials increased significantly; the increase in mineral fuels, lubricants and related materials was primarily due to the continuing increase in world oil prices.

Imports of goods in 2005, as reported by the NSO, were $44.9 billion, an increase of 2.0% over imports of $44.0 billion in 2004, due largely to higher purchases of mineral fuels and lubricants, which increased by 33.2% in 2005 following the continuing increase in global oil prices. Expansion in imports of goods in 2005 was also attributable to a 1.6% increase in purchases of capital goods, following higher procurement of power generating and specialized machines, land transport equipment (excluding passenger cars and motorized cycles), and aircraft, ships and boats. The 13.0% increase in purchases of consumer goods was largely attributable to a significant increase in rice imports to augment the domestic rice supply in anticipation of adverse weather conditions caused by El Nino, which typically reduce domestic rice production.

Imports of goods for January and February 2006 were $7.0 billion as reported by the NSO compared to $6.7 billion in the same period for 2005, an increase of 4.8% due primarily to higher purchases of mineral fuels and lubricants attributed to the continuing increase in world oil prices.

Services Trade.    The following table sets out the Republic’s services trade by sector compiled in accordance with the BPM5 framework for the periods indicated. Please note that, as indicated above, Bangko Sentral has recently revised the service trade statistics for the years 1999 to 2004 and that the data included in this table differs from previously reported data.

SERVICES TRADE

	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)
	(in millions)
Total services trade	$(2,288)	$(2,002)	$(1,963)	$(1,777)	$(1,396)

Exports	3,072	3,428	3,389	4,043	4,462
Imports	5,360	5,430	5,352	5,820	5,858
Transportation	(1,429)	(1,426)	(1,468)	(2,094)	(2,084)

Exports	590	877	951	1,001	1,041
Imports	2,019	2,303	2,419	3,095	3,125
of which: Passenger	62	9	41	122	222
Exports	269	257	277	373	490
Imports	207	248	236	251	268
of which: Freight	(1,390)	(1,278)	(1,397)	(2,178)	(2,259)
Exports	98	488	543	499	432
Imports	1,488	1,766	1,940	2,677	2,691
of which: Other	(101)	(157)	(112)	(38)	(47)
Exports	223	132	131	129	119
Imports	324	289	243	167	166
Travel	31	135	131	742	851

Exports	1,742	1,761	1,544	2,017	2,130
Imports	1,711	1,626	1,413	1,275	1,279
Communication services	256	293	352	359	405

Exports	328	378	433	487	520
Imports	72	85	81	128	115
Construction services	(235)	(93)	(16)	23	59

Exports	64	30	48	71	66
Imports	299	123	64	48	7
Insurance services	(136)	(163)	(170)	(187)	(191)

Exports	12	12	12	12	12
Imports	148	175	182	199	203
Financial services	(16)	(38)	(16)	(34)	(40)

Exports	40	32	38	43	53
Imports	56	70	54	77	93
Computer and information services	(64)	(43)	(18)	(16)	27

Exports	22	37	28	33	89
Imports	86	80	46	49	62

	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)
	(in millions)
Royalties and license fees	(158)	(235)	(274)	(262)	(259)

Exports	1	1	4	11	6
Imports	159	236	278	273	265
Other business services	(453)	(378)	(448)	(249)	(107)

Exports	258	293	322	361	525
Imports	711	671	770	610	632
Merchanting and other trade-related services	16	16	(2)	13	12
Exports	24	22	8	17	14
Imports	8	6	10	4	2
Operational leasing services	$(85)	$(72)	$(55)	$(53)	$(47)
Exports	10	9	11	4	5
Imports	95	81	66	57	52
Misc. business, professional and technical services	(384)	(322)	(391)	(209)	(72)
Exports	224	262	303	340	506
Imports	608	584	694	549	578
Personal, cultural and recreational services	(22)	(10)	(6)	(8)	11
Exports	15	7	9	7	20
Imports	37	17	15	15	9
Audio-visual and related services	(10)	(10)	(5)	(4)	14
Exports	6	6	9	7	19
Imports	16	16	14	11	5
Other personal, cultural and recreational services	(12)	0	(1)	(4)	(3)
Exports	9	1	0	0	1
Imports	21	1	1	4	4
Government services	(62)	(44)	(30)	(51)	(68)

Exports	0	0	0	0	0
Imports	62	44	30	51	68

Source: Bangko Sentral.

(1)	Revised to reflect: late reports, post audit adjustments and final data from companies. Please see “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary.

In 2001, the services trade account recorded a net outflow of $2.3 billion, 22.4% higher than the $1.9 billion outflow recorded in 2000. The increase in the deficit from 2000 was due mainly to lower net travel receipts in the aftermath of the September 11, 2001 terrorist attacks in the United States and higher net outflows in construction, computer and information, and financial services.

In 2002, the services trade account recorded a net outflow of $2.0 billion, 12.5% lower than the level in 2001. The narrowing of the deficit was triggered by higher net receipts from travel and communication services. The rise in net receipts from travel services, which increased by more than three-fold to $135 million in 2002, was attributable to the Government’s increased promotion of tourism.

In 2003, the trade-in-services account recorded a net outflow of $1.96 billion, a decrease of 1.9% over a net outflow of $2.0 billion in 2002. The slightly lower outflow was due to a decrease in travel receipts, reflecting the slowdown in the global economy, tension in the Middle East, the outbreak of SARS in East Asia and domestic security concerns, as well as a rise in freight payments from an increase in imported goods.

The trade-in-services account reported an outflow of $1.8 billion for 2004 compared to a $2.0 billion outflow in 2003. The decrease in the trade-in services deficit was largely attributed to higher net inflows from travel, as the industry recovered from the downturn in 2003.

The trade-in-services account reported a lower deficit of $1.4 billion in 2005 compared with an outflow of $1.8 billion in 2004. The decrease in the deficit was due to higher net inflows from travel, passenger transport, communication, computer and information, and miscellaneous business, professional and technical services. Growth in travel receipts in 2005 reflect the success of continued government and private sector marketing efforts to encourage travel to the country.

Income.    The following table sets out the Republic’s income compiled in accordance with the IMF’s BPM5 framework for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry. Under the BPM5, the residency of seasonal workers, such as OFWs, is classified according to the length of their intended stay in the host country. Generally, OFWs who are expected to be working abroad for less than one year are classified as Philippine residents and their gross earnings are reflected under the Income Account. On the other hand, OFWs who are expected to be working abroad for one year or more are classified as non-residents and their remittances are reflected under the Current Transfers Account. Please note that, as indicated above, Bangko Sentral has recently revised the Republic’s income numbers for each of the years 2001 to 2004 and therefore the data included in this table is different from previously reported data.

INCOME

	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)
	(in millions)
Total income	$(69)	$(499)	$(290)	$(73)	$(107)

Receipts	3,553	3,306	3,330	3,725	3,937
Disbursements	3,622	3,805	3,620	3,798	4,044
Compensation of employees	2,432	2,568	2,558	2,851	2,893

Investment income	(2,501)	(3,067)	(2,848)	(2,924)	(3,000)

Receipts	1,121	738	772	874	1,044
Disbursements	3,622	3,805	3,620	3,798	4,044
Direct investment income	(688)	(1,264)	(1,053)	(1,348)	(1,218)
Receipts	13	19	20	27	19
Disbursements	701	1,283	1,073	1,375	1,237
Income on equity	(606)	(1,183)	(993)	(1,297)	(1,150)
Receipts	10	19	20	18	17
Disbursements	616	1,202	1,013	1,315	1,167
Dividends and distributed branch profits	(846)	(876)	(819)	(1,154)	(1,175)
Receipts	10	19	20	18	17
Disbursements	856	895	839	1,172	1,192
Reinvested earnings and undistributed branch profits	240	(307)	(174)	(143)	25
Receipts	0	0	0	0	0
Disbursements	(240)	307	174	143	(25)

	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)
	(in millions)
Income on debt (interest)	(82)	(81)	(60)	(51)	(68)
Receipts	3	0	0	9	2
Disbursements	85	81	60	60	70
Portfolio investment income	(520)	(720)	(766)	(685)	(916)
Receipts	634	424	532	596	625
Disbursements	1,154	1,144	1,298	1,281	1,541
Income on equity (dividends)	(23)	(20)	(50)	(70)	(158)
Receipts	6	0	0	0	1
Disbursements	29	20	50	70	159
Monetary authorities	$0	$0	$0	$0	$0
Receipts	0	0	0	0	0
Disbursements	0	0	0	0	0
General government	0	0	0	0	0
Receipts	0	0	0	0	0
Disbursements	0	0	0	0	0
Banks	0	0	0	0	0
Receipts	0	0	0	0	0
Disbursements	0	0	0	0	0
Other sectors	(23)	(20)	(50)	(70)	(158)
Receipts	6	0	0	0	1
Disbursements	29	20	50	70	159
Income on debt (interest)	(497)	(700)	(716)	(615)	(758)
Receipts	628	424	532	596	624
Disbursements	1,125	1,124	1,248	1,211	1,382
Bonds and notes	(529)	(709)	(772)	(723)	(807)
Receipts	584	412	476	487	575
Disbursements	1,113	1,121	1,248	1,210	1,382
Monetary authorities	304	141	267	217	357
Receipts	417	297	417	360	477
Disbursements	113	156	150	143	120
General government	(475)	(537)	(670)	(688)	(915)
Receipts	0	0	0	0	0
Disbursements	475	537	670	688	915
Banks	0	0	0	0	0
Receipts	0	0	0	0	0
Disbursements	0	0	0	0	0
Other sectors	(358)	(313)	(369)	(252)	(249)
Receipts	167	115	59	127	98
Disbursements	525	428	428	379	347
Money market instruments	32	9	56	108	49
Receipts	44	12	56	109	49
Disbursements	12	3	0	1	0
Monetary authorities	0	0	0	0	0
Receipts	0	0	0	0	0
Disbursements	0	0	0	0	0
General government	0	0	0	0	0
Receipts	0	0	0	0	0
Disbursements	0	0	0	0	0

	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)
	(in millions)
Banks	0	0	0	0	0
Receipts	0	0	0	0	0
Disbursements	0	0	0	0	0
Other sectors	32	9	56	108	49
Receipts	44	12	56	109	49
Disbursements	12	3	0	1	0
Other investment income	$(1,293)	$(1,083)	$(1,029)	$(891)	$(866)
Receipts	474	295	220	251	400
Disbursements	1,767	1,378	1,249	1,142	1,266
Monetary authorities	(31)	(21)	(7)	11	93
Receipts	232	116	78	89	167
Disbursements	263	137	85	78	74
General government	(602)	(456)	(444)	(358)	(460)
Receipts	0	0	0	0	0
Disbursements	602	456	444	358	460
Banks	(102)	(122)	(101)	(79)	(152)
Receipts	206	130	106	104	145
Disbursements	308	252	207	183	297
Other sectors	(558)	(484)	(477)	(465)	(347)
Receipts	36	49	36	58	88
Disbursements	594	533	513	523	435

Source: Bangko Sentral.

(1)	Revised to reflect: late reports, post audit adjustment and final data from companies. Please see “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary.

In 2001, the income account posted a net outflow of $69 million compared with a $27 million outflow in 2002, as a result of the increased deficit in the investment income account due to higher outlays for dividends and profits to direct investors coupled with higher interest payments on bonds and note issues of private companies.

In 2002, the income account deficit widened to $499 million, an increase of more than six-fold from 2001. The substantial increase was due primarily to a higher net outflow in investment income of $3.1 billion, which represented an increase of 22.6% from the net outflow recorded in 2001. The increased outflows were mainly due to higher outlays for dividends and profits to direct investors, combined with higher interest payments on bonds issued by the Government.

In 2003, the income account recorded a deficit of $290 million, a decrease from the deficit of $499 million in 2002. The 41.9% improvement was attributable to increased net inflows from OFW remittances, which amounted to $2.6 billion in 2003. This reflected the Government’s intensified marketing efforts to increase hiring of Filipino workers abroad, many of whom entered into short-term contracts.

In 2004, the income account recorded a deficit of $73 million, compared to a deficit of $290 million in 2003. The lower deficit resulted from the 11.5% increase in remittances of resident OFW, which reached $2.9 billion in 2004.

In 2005, the income account recorded a deficit of $107 million compared to a deficit of $73 million in 2004. The increase in the deficit was due to net outlays of dividends and profits to direct investors and increased interest payments by the Government on debt issues.

Current Transfers. The following table sets out the Republic’s income compiled in accordance with the IMF’s BPM5 framework for the periods indicated. Current transfers primarily include Filipino workers’ remittances, as well as private and institutional gifts, donations and grants. As described above under “—Income,” under the BPM5, the residency of seasonal workers such as OFWs is classified according to the intended length of their stay in the host country.

CURRENT TRANSFERS

	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)
	(in millions)
Total Current Transfers	6,860	7,680	8,386	9,160	11,403
Receipts	7,119	7,948	8,626	9,420	11,706
Payments	259	268	240	260	303
General government	471	497	555	387	436
Receipts	533	563	620	460	529
Payments	62	66	65	73	93
Other sectors	6,389	7,183	7,831	8,773	10,967
Receipts	6,586	7,385	8,006	8,960	11,177
Payments	197	202	175	187	210
Workers’ remittances	6,328	7,167	7,681	8,617	10,668
Receipts	6,328	7,167	7,681	8,617	10,668
Payments	0	0	0	0	0
Other transfers	61	16	150	156	299
Receipts	258	218	325	343	509
Payments	197	202	175	187	210

Source: Bangko Sentral

(1)	Revised to reflect late reports, post audit adjustments and final data from companies. Please see “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary.

In 2001, the net current transfers account posted a net inflow of $6.9 billion, a 21.6 % increase from a net inflow of $5.6 billion in 2000. The increase was primarily due to the rise in the remittances from OFWs, which grew by 22.6% to $6.3 billion.

In 2002, total net receipts from current transfers were $7.7 billion, an increase of 12.0% from $6.9 billion in 2000. This increase was primarily attributable to higher Filipino workers’ remittances, mainly from OFWs, which totaled $7.2 billion in 2002, and increased transfers by the general government, in the form of grants and donations, which totaled $497 million in 2002.

In 2003, the current transfers account recorded a higher net inflow of $8.4 billion, primarily reflecting higher net inflows of OFW remittances, which reached $7.7 billion, combined with higher transfers from the general government and migrant workers.

In 2004, net inflow in current transfers expanded by 9.2% to $9.2 billion from $8.4 billion in 2003. The expansion was attributed to the increase in OFW remittances. In 2004, these remittances amounted to $8.6 billion. Also contributing to the strong performance of this account were foreign donations and grants.

The net inflow in current transfers for 2005 expanded by 24.5% to $11.4 billion from $9.2 billion in 2004. Receipts from transfers largely comprised OFW remittances. The rise in OFW remittances was attributed to the continued deployment of Filipino workers overseas, as demand for Filipino workers in the international labor market remained strong in 2005.

Capital and Financial Account

The Capital and Financial Account is divided into four categories: direct investments, portfolio investments, financial derivatives, and other investments.

The following table sets out the Republic’s direct investments for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry. Please note that, as indicated above, Bangko Sentral has recently revised the Republic’s direct investment numbers for the years 1999 to 2004 and therefore the data included in this table is different from previously reported data.

DIRECT INVESTMENTS

	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)
	(in millions)
Total direct investments	$335	$1,477	$188	$109	$970

Assets: Residents’ investments abroad	(140)	65	303	579	162

Equity capital	(140)	65	303	579	162
Claims on affiliated enterprises	(140)	65	303	579	162
Liabilities to affiliated enterprises	0	0	0	0	0
Reinvested earnings	0	0	0	0	0
Other capital	0	0	0	0	0
Liabilities: Non-residents’ investments in the Philippines	195	1,542	491	688	1,132

Equity capital	556	1,607	249	750	1,030
Liabilities to direct investors	556	1,607	249	750	1,030
Reinvested earnings	(258)	235	168	141	(9)
Other capital	(103)	(300)	74	(203)	111
Claims on direct investors	565	227	1	(96)	(190)
Liabilities to direct investors	462	(73)	75	(299)	(79)

Source: Bangko Sentral.

(1)	Revised to reflect: late reports, post audit adjustments and final data from companies. Please see “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary.

The following table sets out the Republic’s portfolio investments for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry. Please note that, as indicated above, Bangko Sentral has recently revised the Republic’s portfolio investment numbers for the years 1999 to 2004 and therefore the data included in this table is different from previously reported data.

PORTFOLIO INVESTMENTS

	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)
	(in millions)
Total portfolio investments	$1,027	$746	$562	$(1,665)	$2,835

Assets: Residents’ investments abroad	57	628	818	862	1,153

Equity securities	(30)	8	48	15	24
Debt securities	87	620	770	847	1,129
Bonds and notes	238	(238)	698	163	1,478
Banks	215	(314)	613	138	651
Other sectors	23	76	85	25	827
Liabilities: Non-residents’ investments in the Philippines	1,084	1,374	1,380	(803)	3,988

Equity securities	125	227	500	518	1,461
Debt securities	959	1,147	880	(1,321)	2,527
Monetary authorities	141	(161)	(206)	(542)	(723)
General Government	419	1,193	1,281	(506)	2,712
Banks	(236)	(352)	5	125	225
Other sectors	635	467	(200)	(398)	302

Source: Bangko Sentral.

(1)	Revised to reflect: late reports, post audit adjustments and final data from companies. Please see “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary.

The following table sets out the Republic’s financial derivative investments for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry.

FINANCIAL DERIVATIVES

	2001	2002	2003	2004	2005
	(in millions)
Total financial derivatives	$(15)	$(21)	$(64)	$(27)	$(43)

Assets	(83)	(85)	(54)	(58)	(98)

Monetary authorities	0	0	0	0	0
General Government	0	0	0	0	0
Banks	(83)	(85)	(54)	(58)	(98)
Other sectors	0	0	0	0	0
Liabilities	(98)	(106)	(118)	(85)	(141)

Monetary authorities	0	0	0	0	0
General Government	0	0	0	0	0
Banks	(98)	(106)	(118)	(85)	(141)
Other sectors	0	0	0	0	0

Source: Bangko Sentral.

The following table sets out the Republic’s other investments compiled in accordance with the BPM5 framework for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry. Please note that, as indicated above, Bangko Sentral has recently revised the Republic’s other investment numbers for the years 1999 to 2004 and therefore the data included in this table is different from previously reported data.

OTHER INVESTMENTS

	2001(1)	2002(1)	2003(1)	2004(1)	2005(2)
	(in millions)
Total other investments	$(498)	$(1,173)	$(14)	$(64)	$(2,942)

Assets: Residents’ investments abroad	(761)	256	(743)	907	3,532

Trade credits(3)	3	3	9	3	17
Loans	832	344	(233)	(156)	1,887
Banks	829	346	(225)	(351)	1,407
Other sectors	3	(2)	(8)	195	480
Currency and deposits	(1,095)	(1,088)	(1,286)	944	3,190
Banks	(1,247)	(1,102)	(907)	825	2,455
Other sectors	152	14	(379)	119	735
Other assets	(501)	997	767	116	(1,562)
Banks	(491)	997	762	114	(1,574)
Other sectors	(10)	0	5	2	12
Liabilities: Non-residents’ investments in the Philippines	(1,259)	(917)	(757)	843	590

Trade credits	(371)	(31)	125	380	(140)
Loans	(711)	189	(543)	(480)	785
Monetary authorities	116	(40)	195	(4)	60
Drawings(4)	177	118	330	229	106
Repayments(4)	61	158	135	233	46
General Government	(65)	90	(64)	(362)	(521)
Drawings(4)	930	1,174	1,238	913	881
Repayments(4)	995	1,084	1,302	1,275	1,402
Banks	(647)	920	(79)	276	1,099
Long-term	0	0	525	50	0
Drawings	0	0	525	50	0
Repayments	0	0	0	0	0
Short-term	(647)	920	(604)	226	1,099
Other sectors	(115)	(781)	(595)	(390)	147
Long-term	0	(813)	(689)	(287)	(140)
Drawings	1,756	876	1,232	1,560	1,757
Repayments	1,756	1,689	1,921	1,847	1,897
Short-term	(115)	32	94	(103)	287
Currency and deposits	775	(1,144)	(341)	868	(122)
Banks	826	(933)	(373)	883	(192)
Other sectors	(51)	(211)	32	(15)	70
Other liabilities(5)	(952)	69	2	75	67
Banks	(931)	62	(1)	74	57
Other sectors	(21)	7	3	1	10

Source: Bangko Sentral.

(1)	Revised to reflect: late reports, post audit adjustments and final data from companies. Please see “Balance of Payments—Recent Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(2)	Preliminary.

(3)	All trade credits are short-term credits in non-governmental sectors.

(4)	Long-term loans.

(5)	All short-term liabilities.

Domestic macroeconomic policies and structural reforms have significantly affected the flow of foreign investment into the Philippines. The Foreign Investment Act of 1991, as amended, introduced a more favorable investment environment to the Philippines. The act permits foreigners to own 100% of Philippine enterprises, except in certain specified areas included in a “negative list” with respect to which the Constitution or applicable statute limits foreign ownership, generally to a maximum of 40% of the enterprise’s equity capital. The Constitution also prohibits foreign ownership in certain sectors, such as the media.

In 2001, the capital and financial account registered a net inflow of $911 million, a decrease from the net inflow of $3.4 billion recorded in 2000. The direct investment account posted a sustained net inflow, although it decreased by 84.2%. The portfolio investment account gained strength, as it made a turnaround to a net inflow of $1.0 billion in 2001 compared with a net outflow of $553 million in 2000. Meanwhile, the other investment account reversed to a net outflow of $498 million from a net inflow of $1.6 billion in 2000.

In 2002, the net inflow in the capital and financial account reached $1.1 billion. The increase in the net inflow in the direct investment account, as well as bond issuances by the Government and GOCCs, offset the negative impact of the higher net outflow of other investment.

In 2003, the net inflow in the capital and financial account decreased to $726 million, reflecting a weaker global economy and the higher net repayment of loans. Net inflows in the direct and portfolio investment accounts were lower compared to 2002, largely as a result of increased investments abroad by residents and lower equity capital placements by non-residents. However, the net outflow in the other investments dropped significantly to $14 million as a result of lower net withdrawals by non-residents of their deposits with local banks, the net repayment by non-residents of loans to local banks and net withdrawals by resident corporations of their deposits abroad.

In 2004, the capital and financial account reversed to a net outflow of $1.6 billion, due largely to the net outflow in the portfolio investment account. Increased residents’ purchases of foreign-currency denominated. Philippine debt contributed significantly to the weaker portfolio investment account, which recorded a net outflow of $1.7 billion. This, however, was the result of methodological changes adopted in March 2004 to include the trust departments of banks in the survey of institutions with holdings of secondary market-traded Philippine debt papers.

The higher net outflow in the other investment account and the reduced net direct investment inflow added to the reversal in the capital and financial account balance in 2004. Other investment net outflows increased to $64 million in 2004 from $14 million in 2003 due to the net increase in deposit placements abroad by local banks. Net direct investment inflows decreased by 42.0% to $109 million in 2004 from $188 million in 2003 as a result of higher net equity capital placements abroad by residents. Although there was a corresponding inflow from non-residents’ investment in equity capital of $750 million, this was offset by higher net repayments by residents of intercompany loans.

In 2005, the capital and financial account posted a net inflow of $860 million due to an increase in direct and portfolio investment inflows. Direct investments recorded a net inflow of $970 million compared to a net inflow of $109 million in 2004 due to both higher equity capital placements by non-residents and lower residents’ investments abroad. The portfolio investment account reversed to a net inflow of $2.8 billion from a net outflow of $1.7 billion in 2004. The Republic’s better-than-expected fiscal position, stronger peso, increase in corporate earnings and easing inflation contributed to an increase in foreign investment in Philippine debt and equity. The performance of the direct and portfolio investment accounts offset the impact of the substantial increase in net outflows in the other investment account which reached $2.9 billion in 2005. Higher net outflows in the other investment account were due to net increases in currency and deposit placements made abroad by banks and private entities to finance both imports and debt service, interbank claims by resident banks, and net withdrawals by non-residents of their deposits with local banks.

The Republic’s Board of Investments coordinates with national agencies and local governments on investment policies and procedures and establishes and administers annual investment priority plans to promote certain sectors of the economy by providing special investment incentives to specific industries. The Government’s 2005 Investments Priorities Plan seeks to sustain globally competitive industries and to support the growth of small and medium-sized enterprises, primarily as a means to generate jobs, provide food, deliver basic services and encourage rural development.

In March 2000, the Retail Trade Liberalization Act was enacted. The law aims to promote efficiency and competition among domestic industries and foreign competitors and better service and lower prices for consumers. Prior to its enactment, only citizens of the Philippines and corporations wholly owned by Filipino citizens could own a retail business in the Philippines. Under the law, a foreigner is allowed to own 100% of a retail business in the Philippines provided it makes an investment of at least $7.5 million in the Philippines. If a foreigner makes an investment of between $2.5 million to $7.5 million, the foreigner is allowed to own up to 60% of the retail business in the Philippines for the first two years.

The following tables set out foreign investment in the Philippines registered with Bangko Sentral by sector. Beginning in 2004, the Bangko Sentral shifted to the use of the 1994 Philippine Standard Industrial Classification (“PSIC”) instead of the 1977 PSIC.

FOREIGN EQUITY INVESTMENTS REGISTERED

WITH BANGKO SENTRAL BY SECTOR(1)(2)

	2001	2002	2003
	(in millions)
Based on PSIC 1977
Banks and other financial institutions	$476.4	$153.0	$530.5
Manufacturing	262.9	943.1	215.2
Mining	66.2	114.6	138.8
Commerce	23.2	26.6	57.7
Services	8.4	21.5	11.7
Public utilities(3)	20.6	131.8	433.5
Agriculture, Fishery and Forestry	0.0	0.0	0.0
Construction	0.2	40.9	100.7
Others	0.0	0.0	0.0

Total investments	$857.9	$1,431.5	$1,488.1

	2004	2005
	(in millions)
Based on PSIC 1994
Agriculture, Hunting and Forestry	$1.1	$1.2
Manufacturing	209.6	197.9
Construction	66.8	36.1
Education	0.2	0.0
Electricity, Gas and Water	32.1	0.2
Financial Intermediation	95.1	262.0
Health and Social Work	0.1	0.0
Hotels and Restaurants	1.6	0.2
Wholesale and Retail Trade; Repair of Motor Vehicles, Motorcycles and Personal and Household Goods	58.2	39.5
Real Estate, Renting and Business Services	15.2	13.5
Other Community, Social and Personal Service Activities	2.1	0.4
Transport, Storage and Communications	197.9	1.2
Public Administration and Defense	0.2	0.0
Others	0.0	0.0

Total Investments	$680.3	$552.1

Source: International Department, Bangko Sentral.

(1)	Data are recorded at the time investments are registered with the Bangko Sentral, which could be later than the time the foreign exchange remittances are actually made. Registration of investments is not mandatory and is required only where capital repatriation and remittance of profits on the investments are intended to be serviced using foreign exchange sourced from the domestic banking system.

(2)	Totals may not add up due to rounding.

(3)	For 2002, investments under Public Utility and Others primarily consists of investments in waterworks.

International Reserves

The following table sets out the gross international reserves of Bangko Sentral, compiled in a manner consistent with the revised balance of payments framework and the treatment of IMF accounts in the monetary survey published in the IMF’s International Financial Statistics.

GROSS INTERNATIONAL RESERVES OF BANGKO SENTRAL(1)

	As of December 31,
	2001(3)	2002	2003	2004	2005	2006(4)
	(in millions, except months and percentages)
Gold(2)	$2,216	$3,036	$3,408	$3,112	$2,568	$2,797
SDRs	14	10	2	1	0	0
Foreign investments(5)	12,805	12,732	12,945	12,742	15,345	17,388
Foreign exchange	547	468	578	237	456	533
Reserve position in the IMF(6)	109	118	130	135	125	126

Total	$15,692	$16,365	$17,063	$16,228	$18,495	$20,844

Total as number of months of imports of goods and services	4.0	4.0	4.1	3.6	3.9	4.3
Total as a % of short-term debt
Original maturity	261.5	294.4	276.2	321.6	289.2	325.9
Residual maturity	143.6	143.7	140.7	156.9	158.8	175.6

Source: International Department and Treasury Department, Bangko Sentral.

(1)	Figures from 2001 to 2004 were revised to reflect the reclassification of released collateral on Brady Bonds from non-IR to IR-eligible assets of the Bangko Sentral. This is consistent with the treatment of foreign investments under the New Central Bank Act, which allows investments in securities for maturities over five years to be included as part of gross international reserves.

(2)	Beginning January 2000, a new system was adopted, revising the treatment of monetary gold under swap arrangements, including it as part of gross international reserves. Under the new accounting system, collateral for gold-backed loans and gold swap arrangements accounted for 85.7% of gold reserves as of December 31, 2001, 62.6% as of December 31, 2002, 62.5% as of December 31, 2003, 31.7% as of December 31, 2004 and 17.9% as of December 31, 2005.

(3)	Beginning January 2001, Bangko Sentral has revised data on gross international reserves to treat offshore banking units as resident entities (rather than non-resident entities) in accordance with BPM5. Data for previous years is also subject to revision to reflect the change in treatment of offshore banking units.

(4)	Preliminary, as of March 31, 2006.

(5)	Consists of time deposits, investments in securities issued or guaranteed by government or international organizations and repurchase agreements.

(6)	The reserve position in the IMF is an off-balance sheet item and is recorded by Bangko Sentral’s Treasury Department as a contingent asset with a matching contingent liability.

The gross international reserves controlled by Bangko Sentral constitute substantially all of the Philippines’ official international reserves. Bangko Sentral occasionally enters into options with respect to gold, foreign exchange and foreign securities for purposes of managing yield or market risk. It also enters into financial swap contracts to optimize yield on its gold reserves.

In January 2000, Bangko Sentral revised its method of accounting for international reserves at the recommendation of the IMF. Under the previous accounting system, a gold swap transaction was treated as a sale of gold which reduced the amount of gold holdings. Under the revised system, a gold swap transaction is treated as a loan transaction collateralized by gold that remains a part of the international reserves. In addition, under the revised system, the accrued interest payable on Bangko Sentral’s short-term liabilities is netted out of gross international reserves when calculating net international reserves, reducing the level of net international reserves.

As of December 31, 2001, gross international reserves rose to $15.7 billion. The increase in gross international reserves during the year 2001 was attributed mainly to foreign exchange inflows arising from various foreign loans and bond flotations.

Bangko Sentral’s gross international reserves rose to $16.4 billion as of December 31, 2002. This was a 4.3% increase as compared to the level at the end of December 2001 of $15.7 billion. The increase in gross international reserves during the period was due mainly to foreign exchange inflows in the form of foreign loans and bond issuances by the Treasury. However, these were partly offset by outflows to meet the foreign exchange requirements of Bangko Sentral and the Republic.

As of December 31, 2003, gross international reserves were $17.1 billion, 4.3% higher than the end-December 2002 level of $16.4 billion. The increase was largely due to the Government’s pre-funding of some of its 2004 financing requirements. The gross international reserves remained broadly above the $16.0 billion mark throughout the year on account of major inflows from the following sources: deposit by the Government of the proceeds from bond and note issuances and other borrowings; loan availments by the Bangko Sentral; and investment income. Reserves were used mainly to service the Government’s maturing foreign debt obligations as well as the Bangko Sentral’s own foreign exchange requirements.

Gross international reserves as of December 31, 2003 were adequate to cover 4.1 months of imports of goods and payments of services and income. Alternatively, gross international reserves were adequate to cover 2.8 times the Republic’s short-term external obligations based on original maturity or 1.4 times the Republic’s short-term external obligations based on residual maturity.

Net international reserves, as defined by Bangko Sentral, excludes from gross international reserves both short-term foreign exchange liabilities and IMF credits. Bangko Sentral’s net international reserves stood at $14.1 billion as of December 31, 2003, higher than the $13.0 billion as of December 31, 2002.

The Republic’s gross international reserves stood at $16.2 billion as of December 31, 2004, lower than the $17.1 billion level of reserves as of end-December 2003. Reserves declined from December 2003 because of debt service requirements of the Government and Bangko Sentral.

Gross international reserves as of December 31, 2004 were adequate to cover 3.6 months of imports of goods and payments of services and income. Alternatively, gross international reserves were adequate to cover 3.2 times the Republic’s short-term external obligations based on original maturity or 1.6 times the Republic’s short-term external obligations based on residual maturity. The Republic’s net international reserves stood at $14.6 billion as of December 31, 2004, lower than the $14.1 billion as of end-December 2003.

Gross international reserves stood at $18.5 billion as of December 31, 2005, an increase of 14.0% from $16.2 billion as of December 31, 2004. This level was adequate to cover about 3.9 months of imports of goods and payments of services and income and was equivalent to 2.9 times the Republic’s short-term debt, based on original maturity, and 1.6 times, based on residual maturity. Outflows from servicing of foreign exchange obligations of the Government and the Bangko Sentral were more than offset by inflows from the Bangko Sentral’s foreign exchange operations and income from investments abroad. As of December 31, 2005, Bangko Sentral’s net international reserves (inclusive of revaluation of reserve assets and reserve-related liabilities) stood at $17.7 billion, 21.3% higher than the $14.6 billion of net international reserves as of December 31, 2004.

As of March 31, 2006, Bangko Sentral’s gross international reserves reached a record high of $20.8 billion, an increase of 12.7% compared to $18.5 billion as of December 31, 2005. This reserve amount represents approximately 4.3 months, in aggregate, of imports of goods and payment of services and income. This amount was also equivalent to 3.3 times the amount of the Republic’s short-term foreign liabilities, based on original maturity, and 1.8 times based on residual maturity. The higher reserve level was mainly attributable to the deposit by the National Government of its loan proceeds, as well as the Bangko Sentral’s foreign exchange operations and income from investments abroad. As of March 31, 2006, the Bangko Sentral’s net international reserves stood at $20.2 billion compared to $17.7 billion as of December 31, 2005.

Monetary System

Monetary Policy

In 1993, the Government established Bangko Sentral, the Republic’s central bank, pursuant to the New Central Bank Act. Bangko Sentral replaced the old Central Bank of the Philippines. Bangko Sentral functions as an independent central monetary authority responsible for policies in the areas of money, banking and credit, as authorized under the New Central Bank Act. The New Central Bank Act prohibits Bangko Sentral from engaging in quasi-fiscal activities, commercial banking or development banking or financing, all of which had contributed to substantial deficits at the old Central Bank of the Philippines. Additionally, Bangko Sentral does not engage in any commercial banking activities.

Bangko Sentral’s primary objectives are to maintain price stability, monetary stability and the convertibility of the peso. To achieve its price stability objective, Bangko Sentral undertakes monetary management mainly through adjustments to policy rates and the conduct of open market operations, including the purchase and sale of Government securities, rediscounting transactions and adjustments in reserve requirements.

Bangko Sentral’s functions include:

•	conducting monetary policy;

•	issuing the national currency;

•	managing foreign currency reserves;

•	acting as depository for the Government, its political subdivisions and instrumentalities and Government-owned corporations; and

•	regulating banks and quasi-banks in the Philippines.

The Government owns all of the capital stock of Bangko Sentral. A seven member Monetary Board, comprised of Bangko Sentral’s Governor, a member of the Cabinet designated by the President and five full-time private sector representatives, governs Bangko Sentral. The President appoints each of the seven Monetary Board members, except the Cabinet representative, to six-year terms.

Philippine law requires Bangko Sentral to maintain a net positive foreign asset position. As of November 30, 2005, Bangko Sentral had total assets of (Peso)1,295.8 billion, of which international reserves accounted for (Peso)969.1 billion. Bangko Sentral’s remaining assets consist mainly of foreign exchange receivables, loans and advances and Government securities, and its liabilities consist mainly of deposits of financial institutions, the Government and Government-owned corporations and foreign liabilities in the form of loans and bonds payable.

Money Supply

The following table presents certain information regarding the Philippines’ money supply:

MONEY SUPPLY

	As of December 31,										As of March 30,
	2001		2002		2003		2004		2005(1)		2006
	(in billions, except for percentages)
M1(2)
Currency in circulation	(Peso)	194.7	(Peso)	220.0	(Peso)	238.6	(Peso)	259.6	(Peso)	271.0	(Peso)	241.3
Current account deposits		193.3		250.0		271.7		296.8		348.6		366.3

Total		388.0		470.1		510.3		556.4		619.6		607.6
percentage increase (decrease)		0.3%		21.2%		8.6%		9.0%		11.4%		9.5%
M2(3)	(Peso)	1,521.1	(Peso)	1,666.3	(Peso)	1,721.5	(Peso)	2,107.0	(Peso)	2,299.9	(Peso)	2,314.9
percentage increase		6.9%		9.6%		3.3%		22.4%		9.2%		8.3%
M3(4)	(Peso)	1,525.0	(Peso)	1,669.7	(Peso)	1,725.0	(Peso)	1,883.8	(Peso)	2,322.0	(Peso)	2,316.0
percentage increase		6.8%		9.5%		3.3%		9.2%		23.3%		7.6%

Source: Bangko Sentral, Department of Economic Statistics.

(1)	The survey used to determine domestic liquidity was expanded in 2005 to include Bangko Sentral, commercial banks, thrift banks, rural banks, non-stock savings and loan associations and non-banks with quasi-banking functions. The previously used survey took into account only data from the Bangko Sentral, commercial banks and certain rural banks.

(2)	Consists of currency in circulation and demand deposits.

(3)	Consists of M1, savings deposits and time deposits.

(4)	Consists of M2 and deposit substitutes.

The Republic’s money supply, as measured by domestic liquidity (M3), was (Peso)1.9 trillion as of December 31, 2004, a 9.2% increase from December 31, 2003. This rate of growth in money supply was higher than the 3.3% growth from December 31, 2002 to December 31, 2003.

The Republic’s money supply as of December 31, 2005 was (Peso)2.3 trillion, reflecting year-on-year growth of 23.3%. The increase was attributed to an increase in Bangko Sentral’s foreign exchange position caused mainly by robust capital inflows.

The following table presents information regarding domestic interest and deposit rates.

DOMESTIC INTEREST AND DEPOSIT RATES

	2001	2002	2003	2004	2005	2006(1)
	(weighted averages per period)
91-day Treasury bill rates	9.9%	5.4%	6.0%	7.3%	6.4%	5.0%
90-day Manila Reference rate(2)	10.1	6.4	9.8	9.5	10.3	8.3
Bank average lending rates(3)	12.4	8.9	9.5	10.1	10.1	9.8

Source: Bangko Sentral

(1)	January through March 2006.

(2)	Based on promissory notes and time deposit transactions of sample commercial banks.

(3)	Starting in January 2002, monthly rates reflect the annual percentage equivalent of all commercial banks’ actual monthly interest income on peso-denominated loans to the total outstanding levels of their peso-denominated demand/time loans, bills discounted, mortgage contract receivables and restructured loans.

Monetary Regulation

In the first part of 2001, Bangko Sentral policy generally accommodated the gradual slowdown in inflation while also seeking to ensure adequate liquidity. From January to May 2001, Bangko Sentral reduced policy rates by a total of 450 basis points. These rates remained unchanged from May 18 to October 4, 2001. In July and August 2001, Bangko Sentral raised banks’ liquidity reserve requirement from 7% to 11%, and also reduced, from $10,000 to $5,000, the amount of US currency an individual could buy over-the-counter from banks without documentation. The measures were intended to siphon excess liquidity in the economy that could lead to higher inflation or be used to speculate on the peso. In another measure to help ease pressure on the peso, the tiering system on banks’ overnight placements with Bangko Sentral (initially adopted in June 2000) was temporarily removed in August 2001.

In the months following the terrorist attacks of September 11, 2001, the Bangko Sentral made no major changes to monetary policy, but continued to encourage bank lending and economic growth. In November 2001, the tiering structure for banks’ overnight placements with Bangko Sentral was put back into place, and in December 2001, the rates under the tiering structure were modified to 7.75% for placements of up to (Peso)5 billion, 5.75% for the next (Peso)5 billion, and 3.75% for placements in excess of (Peso)10 billion. Bangko Sentral further reduced policy rates in the fourth quarter of 2001, resulting in a cumulative reduction of 575 basis points from December 2000. The reduction in policy rates in December was accompanied by a two percentage point reduction in banks’ liquidity reserve requirements intended to encourage a further reduction in market interest rates. At the end of 2001, the overnight borrowing rates and lending rates stood at 7.75% and 10.0%, respectively. Also, by December 2001, the 91-day Treasury bill rate had declined to a monthly average of 8.9% from a monthly average of 13.6% in December 2000.

During 2002, Bangko Sentral reduced policy rates a total of 75 basis points to 7.0% and 9.25% for the overnight borrowing and lending rates, respectively. These were the lowest levels in the central bank’s policy rates in 10 years. In January 2002, Bangko Sentral also reduced the liquidity reserve requirement by 2 percentage points to 7.0%, a move which restored liquidity reserves to their pre-July 2001 level. In March 2002, the tiered rates for banks’ overnight placements with Bangko Sentral were lowered to 7.0% for placements of up to (Peso)5 billion, 4.0% for the next (Peso)5 billion, and 1.0% for placements in excess of (Peso)10 billion. To induce banks to channel the additional liquidity into lending for productive activities, the tiering scheme was also modified to cover placements in special deposit accounts. Although the inflation rate declined to its lowest level since 1987, monetary authorities recognized inflationary risks stemming from the Government’s increased fiscal deficit and instability in the Middle East. By December 2002, the 91-day Treasury bill rate had declined further to an average of 5.2% from a monthly average of 8.9% in December 2001.

In 2003, Bangko Sentral pursued a monetary policy targeting inflation. The 2003 inflation of 3.1% was below the Government’s target for 2003 of 4.5%–5.5%. On March 17, 2003, in a measure intended to increase liquidity in the credit markets, Bangko Sentral approved guidelines that would allow local banks to issue US-dollar denominated unsecured subordinated debt, in addition to unsecured subordinated debt denominated in pesos. On March 20, 2003, Bangko Sentral removed the tiering structure to avoid inflationary risks caused by a decline in the relative value of the peso and although it was reinstated in July, it was removed again in August. Also, on March 21, 2003, Bangko Sentral raised banks’ liquidity reserve requirement to 8.0%. On July 2, 2003, Bangko Sentral lowered its policy rates by 25 basis points to 6.75%, their lowest levels since 1992. As of December 2003, the 91-day Treasury bill rate had increased slightly to a monthly average of 6.4% from an average of 5.2% in December 2002.

In 2004, Bangko Sentral maintained a policy focused on ensuring price stability in the medium-term and providing support to economic growth, although average 2004 inflation of 5.5% was higher than the target of 4.0 to 5.0%. With effect from February 6, 2004, to address the potential inflationary impact of volatility in the foreign exchange market, Bangko Sentral increased the liquidity reserve requirement to 10.0%. However, Bangko Sentral remained concerned that a further tightening of monetary conditions would adversely affect market interest rates, corporate investment spending and overall demand, and therefore did not raise policy rates during the year. By December 2004, the 91-day Treasury bill rate rose to 7.8% from 6.4% in December 2002.

On April 8, 2005, the Monetary Board of Bangko Sentral increased its overnight borrowing rate from 6.75% to 7.0% and increased its overnight lending rate from 9.0% to 9.25%. The 0.25% increase in Bangko Sentral’s policy rates was the first change to the policy rates since July 2003. The Monetary Board noted that the increase in the policy rates was a response to rising inflation expectations caused by higher oil prices, declining real wages and delays in the enactment of revenue measures. With effect from July 15, 2005, Bangko Sentral increased the liquidity reserve requirement for universal and commercial banks from 10.0% to 11.0% and the regular reserve requirement from 9.0% to 10.0%. In September and October 2005, the Monetary Board took two further steps to check inflation. Bangko Sentral revised its two key policy interest rates in two 0.25% steps from 7.0% to 7.25% and then from 7.25% to 7.5%, for the overnight borrowing or reverse repurchase (RRP) rate, and from 9.25% to 9.50% and then from 9.50% to 9.75%, for the overnight lending or repurchase (RP) rate. These rate hikes were made on September 22, 2005 and October 20, 2005, respectively. The 91-day Treasury bill rate had decreased to 5.0% in March 2006 from 5.4% in November 2005 and 7.8% in December 2004.

Commercial bank lending rates also eased steadily over the past five years, from an average range of 13.7% to 15.3% in 2001, 8.7% to 10.4% in 2002, 8.9% to 10.8% in 2003, 10.1% to 12.1% in 2004 and 9.1% to 11.1% in 2005, to an average range of 8.2% to 10.1% in the first three months of 2006.

Foreign Exchange System

The Republic maintains a floating exchange rate system under which market forces determine the exchange rate for the peso. Bangko Sentral may, however, intervene in the market to maintain orderly market conditions and limit sharp fluctuations in the exchange rate.

The following table sets out exchange rate information between the peso and the US dollar.

EXCHANGE RATES OF PESO PER US DOLLAR

Year	Period End	Period Average(1)
2001	51.404	50.993
2002	53.096	51.604
2003	55.569	54.203
2004	56.267	56.040
2005	53.067	55.086
2006 (January - April)	51.826	51.760

Source: Reference Exchange Rate Bulletin, Treasury Department, Bangko Sentral.

(1)	The average of the monthly average exchange rates for each month of the applicable period.

Foreign exchange may be freely sold and purchased outside the banking system and deposited in foreign currency accounts. Both residents and non-residents may maintain foreign currency deposit accounts with authorized banks in the Philippines, and residents may maintain deposits abroad without restriction.

Payments related to foreign loans registered with Bangko Sentral and foreign investments approved by or registered with Bangko Sentral may be serviced with foreign exchange purchased from authorized agent banks. Bangko Sentral must approve and register all outgoing investments by residents exceeding $6 million per investor per year if the funds will be sourced from the banking system. For a discussion of Bangko Sentral’s loan approval regime, see “The Philippine Financial System—Foreign Currency Loans”.

While the Government imposes no currency requirements for outgoing payments, all exchange proceeds from exports, services and investments must be obtained in any of 22 prescribed currencies. Authorized agent banks may convert the acceptable currencies to pesos.

Individual or corporate non-residents may open peso bank accounts without Bangko Sentral’s approval. The export or electronic transfer out of the Philippines of peso amounts exceeding (Peso)10,000 requires prior authorization from Bangko Sentral.

The peso depreciated further in 2001. Overall, during 2001 the peso depreciated by 13.8% compared to the average peso-US dollar exchange rate for 2000, from (Peso)50.00 per US dollar in December 2000 to (Peso)51.40 per US dollar in December 2001. The fluctuations in the peso-dollar rate during 2001 were caused by the political crisis involving the impeachment proceedings of the President, the economic slowdown in the US and in Japan and heightened uncertainty after the September 11 terrorist attacks in the United States.

The average value of the peso in 2003 was (Peso)54.20 per US dollar, representing a depreciation of 4.8% from the average value in 2002 of (Peso)51.60 per US dollar. The peso finished the year at (Peso)55.57 per US dollar in December 2003, against (Peso)53.10 per US dollar in December 2002. The weakening of the peso in 2003 could be attributed to concerns over the budget deficit, political and security concerns related to the May 2004 national election and the conflict in Mindanao, downgrades in the Republic’s external currency credit rating, the weak global economic outlook, higher demand for US dollars by Philippines oil companies in order to fund their inventory build-up, and regional tensions involving North Korea.

During 2004 the peso continued to depreciate. The average value of the peso during 2004 was (Peso)56.04 per US dollar, representing a 1.8% depreciation compared to 2003. The decline is attributable to increased demand for US dollars by companies to cover import requirements and service obligations, and downgrades of the Republic’s credit rating.

The peso averaged (Peso)55.09 per US dollar in 2005, 1.7% higher than the average of (Peso)56.04 per US dollar in 2004. The peso’s appreciation in 2005 was due largely to sustained dollar inflows from overseas remittances, which posted a record high of US$10.7 billion for the year, as well as the significant increase in net foreign portfolio investments to a surplus of US$2.8 billion in 2005 compared to a deficit of US$1.7 in 2004. The increase in net portfolio investment primarily reflected the market’s positive response to improvements in the Government’s fiscal position and the implementation of the expanded VAT law.

For the period from January 2, 2006 to April 28, 2006, the peso averaged (Peso)51.76 per US dollar. The appreciation of the peso is attributable to rising investor confidence in the country’s economy and in the Government’s success in implementing fiscal reforms. Strong dollar inflows from portfolio investments, OFW remittances and foreign direct investments strengthened the peso in addition to support from the Government’s relatively high level of US dollar reserves and the appreciation of regional currencies against the US dollar.

Stabilization of the Peso

Since it allowed the peso to float on July 11, 1997, Bangko Sentral has intervened minimally in the foreign exchange market. It has, however, adopted measures related to foreign exchange trading aimed to reduce currency speculation and combat money laundering. These measures include the following:

•	In January 2000, Bangko Sentral imposed a 90-day minimum holding period for foreign investments placed in peso time deposits with Philippine banks to tighten its monitoring of the foreign exchange market and discourage the inflow of short-term speculative funds.

•	In October 2000, Bangko Sentral required foreign exchange corporations to document aggregate sales of foreign exchange of more than $10,000 to Philippine residents.

•	In October 2000, Bangko Sentral also expressly prohibited banks from engaging in engineered swap transactions because Bangko Sentral believed that these transactions contributed to the volatility of the peso-US dollar exchange rate in 2000.

•	In July 2001, it reduced the ceiling on undocumented over-the-counter sales of foreign exchange to $5,000 to prevent abuse through the splitting of foreign exchange sales.

•	Since January 1, 2002, Bangko Sentral has required any person who brings foreign currency valued at more than $10,000 into or out of the Philippines to document the source and purpose of the transport of such currency.

•	In March 2003, the allowable overbought position of banks was reduced to 2.5% of unimpaired capital or $5 million, whichever is lower.

•	In September 2003, the tenor of forward contracts was limited such that the maturity of forward or swap contracts may not be later than the maturity of the underlying foreign exchange obligation or the approximate due date or settlement of the foreign exchange exposure.

•	In September 2003, to guard against the use of derivative products in ways that would destabilize the foreign exchange market, Bangko Sentral established documentary requirements for foreign exchange forward and swap transactions. Under these requirements, parties to certain foreign exchange transactions are required to provide supporting documents to demonstrate that the transaction is for a genuine trade purpose.

•	Since October 28, 2003, Bangko Sentral has required persons bringing foreign currency into or out of the Philippines in excess of $10,000 or its equivalent to submit relevant documentation to the Anti-Money Laundering Council rather than Bangko Sentral.

•	In February 2004, Bangko Sentral issued policy guidelines on the conversion and transfer of foreign currency-denominated loans to prevent losses to unhedged borrowers due to the depreciation of the peso.

•	With effect from February 6, 2004, Bangko Sentral increased the liquidity reserve requirement for commercial banks from 8.0% to 10.0%.

•	With effect from July 15, 2005, Bangko Sentral increased the liquidity reserve requirement for universal and commercial banks from 10.0% to 11.0% and the regular reserve requirement from 9.0% to 10.0%.

•	In July 2005, the Bangko Sentral implemented an improved Currency Risk Protection Program (“CRPP”) through a more competitive pricing mechanism. The CRPP allows eligible corporations and other foreign exchange users to purchase foreign exchange from banks at a predetermined rate in the future. In 2005, total availments under the CRPP amounted to $708 million.

The Philippine Financial System

Composition

The following table sets out the total assets of the Philippine financial system by category of financial institution.

TOTAL ASSETS OF THE FINANCIAL SYSTEM(1)

	As of December 31,										As of February 28,
	2001		2002		2003		2004		2005		2006
	(in billions)
Banks
Commercial banks	(Peso)	3,070.5	(Peso)	3,250.2	(Peso)	3,425.6	(Peso)	3,760.6	(Peso)	3,986.0	(Peso)	3,951.2
Thrift banks		259.0		274.7		292.8		317.9		357.8		362.6
Rural and cooperative banks		73.8		83.5		92.4		104.5		120.3		120.3

Total banks		3,403.3		3,608.4		3,810.8		4,183.0		4,464.1		4,434.1

Non-bank financial institutions		756.5		807.7		861.3		959.5		1,047.6		1,047.6

Total assets	(Peso)	4,159.8	(Peso)	4,416.1	(Peso)	4,672.1	(Peso)	5,142.5	(Peso)	5,511.7	(Peso)	5,481.7

Source: Bangko Sentral

(1)	Excludes assets of Bangko Sentral.

The Philippine financial system consists of banks and non-bank financial institutions. Banks include all financial institutions that lend funds obtained from the public primarily through the receipt of deposits. Non-banks include financial institutions other than banks which lend, invest or place funds, or at which evidences of indebtedness or equity are deposited with or acquired by them, either for their own account or for the account of others. Non-bank financial institutions may have quasi-banking functions. Quasi-banking functions include borrowing money to relend or purchase receivables and other obligations by issuing, endorsing or accepting debt or other instruments or by entering into repurchase agreements with 20 or more lenders at any one time.

The Supervision and Examination Sector of Bangko Sentral supervises all banks and non-banks with quasi-banking functions, including their subsidiaries and affiliates engaged in related activities, with Bangko Sentral’s Monetary Board having ultimate supervisory authority.

Structure of the Financial System

The Philippine financial system is comprised of commercial banks, thrift banks, rural and cooperative banks and non-bank financial institutions. Each type of bank participates in distinct business activities and geographic markets.

Commercial banks:

•	accept drafts;

•	issue letters of credit, promissory notes, drafts, bills of exchange and other evidences of indebtedness;

•	receive deposits;

•	buy and sell foreign exchange and gold and silver bullion; and

•	lend money on a secured or unsecured basis.

Expanded commercial banks, otherwise known as universal banks, in addition to regular commercial banking activities, may also engage in investment banking activities, invest in non-bank businesses and own allied financial undertakings other than commercial banks. As of December 31, 2005, the country had 41 universal and commercial banks, with a total of 4,318 offices.

The following table sets out the outstanding loans of commercial banks classified by sector.

COMMERCIAL BANKS’ OUTSTANDING LOANS BY SECTOR

	As of December 31,																As of February 28,
		2001			2002			2003			2004			2005			2006
	(in millions, except percentages)
Agriculture, fishery and forestry	4.3%	(Peso)	56,823	4.1%	(Peso)	72,428	5.1%	(Peso)	78,877	5.3%	(Peso)	92,413	6.1%	(Peso)	94,709.4	6.2%	(Peso)	91,436.4	5.9%
Mining and quarrying	1.5		19,890	1.4		14,448	1.0		14,111	1.0		12,211	0.8		11,387.2	0.7		11,997.7	0.8
Manufacturing	27.8		372,906	26.7		379,404	26.5		367,538	29.9		419,380	27.5		412,539.4	26.8		376,170.5	24.1
Electricity, gas and water	5.2		70,359	5.0		71,372	5.0		64,608	4.3		77,123	5.1		70,054.7	4.6		71,100.2	4.6
Construction	3.2		42,151	3.0		35,390	2.5		36,014	2.4		29,890	2.0		26,083.5	1.7		25,026.2	1.6
Wholesale and retail	13.9		210,306	15.0		206,215	14.4		210,639	14.2		214,072	14.0		193,372.3	12.6		190,764.2	12.2
Transportation, storage and communication	6.9		83,068	5.9		71,947	5.0		77,802	5.2		75,436	4.9		69,223.3	4.5		72,031.4	4.6
Financial institutions, real estate and business services	26.6		359,199	25.7		380,739	26.6		396,862	26.7		364,357	23.9		420,424.0	27.3		471,851.5	30.2
Community, social and personal services	10.6		184,534	13.2		200,719	14.0		241,296	16.2		241,068	15.8		241,612.0	15.7		250,958.0	16.1

Total	100.0%	(Peso)	1,399,236	100.0%	(Peso)	1,432,663	100.0%	(Peso)	1,487,747	100.0%	(Peso)	1,525,948	100.0%	(Peso)	1,539,405.8	100.0%	(Peso)	1,561,336.4	100.0%

Source: Bangko Sentral.

Thrift banks invest their capital and the savings of depositors in:

•	financings for homebuilding and home development;

•	marketable debt securities;

•	commercial paper and accounts receivable, drafts, bills of exchange, acceptances or notes arising out of commercial transactions; or

•	short-term working capital and medium and long-term loans to small and medium-sized businesses and individuals engaged in agriculture, services, industry, housing and other financial and allied services in its market.

As of December 31, 2005, the country had 84 thrift banks, with a total of 1,293 offices.

Rural and cooperative banks extend credit in the rural areas on reasonable terms to meet the normal credit needs of farmers, fishermen, cooperatives and merchants and, in general, the people in the rural communities. As of December 31, 2005, the country had 754 rural and cooperative banks, with a total of 2,059 offices.

The specialized Government banks are the Development Bank of the Philippines, the Land Bank of the Philippines and the Al-Amanah Islamic Investment Bank of the Philippines. The Development Bank generally provides banking services to meet the medium and long-term needs of small and medium-sized agricultural and industrial enterprises, particularly in rural areas. The Land Bank primarily provides financial support for agriculture and all phases of the Republic’s agrarian reform program. The Development Bank and the Land Bank may also operate as universal banks. The Al-Amanah Islamic Investment Bank promotes the development of the Autonomous Region of Muslim Mindanao by offering banking, financing and investment services based on Islamic banking principles and rulings.

Non-bank financial institutions are primarily long-term financing institutions, though they also facilitate short-term placements in other financial institutions. As of December 31, 2005, Bangko Sentral regulated or supervised 26 investment houses, 28 financing companies, one other non-bank with quasi-banking functions, 19 security dealers/brokers, 5,882 pawnshops, 10 investment companies, two lending investors, 83 non-stock savings and loan associations, four venture capital corporations, two Government non-bank financial institutions and six credit card companies.

Non-Performing Loans

The following table provides information regarding non-performing loans for the banking system for the periods indicated.

TOTAL LOANS (GROSS) AND NON-PERFORMING LOANS BY TYPE

OF COMMERCIAL BANKS

	As of December 31,										As of February 28,
	2001		2002		2003(1)		2004(1)		2005(1)		2006(1)
	(in billions, except percentages)
Expanded commercial banks(2)
Total loans	(Peso)	992.2	(Peso)	1,041.9	(Peso)	1,118.7	(Peso)	1,143.7	(Peso)	1,200.3	(Peso)	1,165.7
Total non-performing loans		192.6		180.0		181.4		164.7		119.3		118.2
Ratio of non-performing loans to total loans		19.4%		17.3%		16.2%		14.4%		9.9%		10.1%
Non-expanded commercial banks(2)
Total loans		182.7		155.8		158.3		168.7		168.6		172.8
Total non-performing loans		41.7		26.9		29.2		30.4		18.1		17.6
Ratio of non-performing loans to total loans		22.8%		17.2%		18.5%		18.0%		10.7%		10.2%
Government banks(3)
Total loans		200.3		192.6		215.0		231.8		269.3		292.8
Total non-performing loans		35.7		30.3		28.6		27.2		18.6		18.9
Ratio of non-performing loans to total loans		17.8%		15.7%		13.3%		11.7%		6.9%		6.4%
Foreign banks(4)
Total loans		249.9		249.0		255.2		240.1		240.6		286.9
Total non-performing loans		11.9		7.9		6.3		4.8		3.8		4.0
Ratio of non-performing loans to total loans		4.8%		3.2%		2.5%		2.0%		1.6%		1.4%
Total loans	(Peso)	1,625.1	(Peso)	1,639.4	(Peso)	1,747.2	(Peso)	1,784.2	(Peso)	1,878.9	(Peso)	1,918.2
Total non-performing loans		281.9		245.1		245.5		227.0		159.8		158.7
Ratio of non-performing loans to total loans		17.4%		15.0%		14.1%		12.7%		8.5%		8.3%

Source: Bangko Sentral

(1)	Provisional

(2)	Includes ING Bank (foreign bank) and excludes Land Bank of the Philippines and Development Bank of the Philippines. In May 2001, three expanded commercial banks (Standard Chartered Bank, HSBC and ING Bank) were reclassified as foreign banks.

(3)	Consists of Land Bank, Development Bank and Al-Amanah Islamic Investment Bank.

(4)	Consists of 13 foreign banks; excludes three foreign bank subsidiaries.

The rise in NPLs weighed down on the asset quality of banks in 2001. The commercial banking system’s NPLs as a percent of total loans rose from 15.1% in December 2000 to 17.4% in December 2001. This weakening resulted from the depreciation of the peso, which contributed to a rise in loan defaults, and the slowdown in business activity that saw a drop in credit demand.

As of December 31, 2002, the ratio of non-performing loans to total loans in the commercial banking system stood at 15.0%, lower than the 17.4% as of December 31, 2001. The improvement in the NPL ratio from the previous year was due in part to a redefinition of “non-performing loan” which took effect September 19, 2002 (the redefinition allows banks to exclude from “non-performing loans” uncollectable or worthless loans that have been fully covered by allowance for probable losses); however, even under the previous definition of “non-performing loan,” the NPL ratio at the end of December 2002 would have decreased during the year to 15.8%. The yearly decrease in the NPL ratio was also attributed to increased foreclosure, restructuring proceedings, and generally improving performance of the commercial banking sector.

As of December 31, 2003, the ratio of non-performing loans to total loans in the commercial banking system stood at 14.1%, lower than the December 2002 ratio of 15.0%. The improvement in the NPL ratio in 2003 was due primarily to the 6.5% growth in the total loan portfolio level to (Peso)1,747.2 billion as of December 31, 2003 from (Peso)1,639.4 billion as of December 31, 2002, as total non-performing loans remained relatively stable. The NPL ratio averaged 15.1% for the full year 2003.

As of December 31, 2004, the NPL ratio stood at 12.7%, compared to 14.1% as of December 31, 2003. The decrease in the NPL ratio was attributed mainly to a decrease in non-performing loans of commercial banks, from (Peso)245.5 billion as of December 31, 2003 to (Peso)227.0 billion as of December 31, 2004, with much of this decrease occurring in the last three months of 2004 due to sales of non-performing assets to special purpose vehicles under the Special Purpose Vehicle (“SPV”) Act of 2002.

As of December 31, 2005, the NPL ratio of universal and commercial banks stood at 8.5%, compared to 12.7% as of December 31, 2004. Banks’ efforts to improve collections and loan settlements significantly contributed to the (Peso)67.2 billion reduction in NPLs. As of December 31, 2005, total NPLs stood at (Peso)159.8 billion, compared to (Peso)227.0 billion as of December 31, 2004.

Financial Sector Reforms

The Government has recently undertaken a number of reforms in the financial sector intended to reduce bank holdings of non-performing assets and improve the health of the banking industry in general.

The General Banking Law of 2000, which amended the General Banking Act, enhanced Bangko Sentral’s supervisory and enforcement powers and liberalized foreign ownership of banks (foreign banks are now permitted to acquire up to 100% of the voting stock of a Philippines bank starting seven years after the effective date of the law). In particular, the General Banking Law reforms included the formal adoption of Basel risk-based capital requirements, a legal basis for consolidated supervision, stronger safeguards against insider loans, enhanced disclosure requirements and increases in monetary penalties.

In September 2001, the Anti-Money Laundering Act of 2001 (the “AMLA”) was passed. The AMLA made money laundering a criminal offense, requires reporting of unusual or suspicious transactions and allows the Government to request any foreign country to assist in locating and freezing proceeds of unlawful activities. On March 7, 2003, President Arroyo signed into law amendments to the AMLA that were intended to comply with the demands of the Financial Action Task Force (“FATF”). The FATF, established by the Organisation for Economic Cooperation and Development to combat money laundering, is backed by most of the world’s industrialized nations. The amendments lowered the threshold amount for bank transactions automatically subject to reporting requirements from (Peso)4 million to (Peso)500,000. However, under the amended law, a court order will be required to examine suspicious transactions or freeze bank accounts other than those suspected to be related to terrorism, kidnapping, hijacking, and drug trafficking. The new law remains silent on whether it will apply retroactively, leaving the courts to decide whether regulators may scrutinize suspicious transactions made before the original act’s passage in 2001. In February 2005, after having reviewed the amended law and monitored its enforcement against international standards, the FATF removed the Philippines from its “non-cooperative” list.

The SPV Act was enacted in January 2003. The SPV Act provides the legal framework for the creation of private asset management companies that are expected to relieve a major portion of the banking system’s non-performing assets and thereby promote bank lending to support economic growth. The SPV Act’s implementing rules and regulations took effect on April 9, 2003. On June 26, 2003, the Monetary Board of Bangko Sentral approved accounting guidelines allowing the staggered booking of losses from the discounted sales of non-performing assets to SPVs to spread their losses over a maximum period of seven years, provided that the banks fully disclose any deviations from generally accepted accounting practices in connections with such sales. Under the SPV Act, 40 private asset management companies were registered with the SEC and were deemed eligible to acquire non-performing assets until the expiration of the SPV Act. The implementation of the SPV Act has been instrumental in improving the asset quality of the banking system and has facilitated the disposition of a total of (Peso)96.7 billion non-performing assets as of June 30, 2005.

On April 24, 2006, the President signed into law an amendment to the SPV Act which extends the deadline for the establishment and registration of qualifying SPVs. The extension will enable financial institutions to continue to transfer non-performing assets to private asset-management companies, which the Government believes will allow increased lending from the banking system. More specifically, the extended deadline of the SPV Act is expected to result in the additional disposal of approximately (Peso)100 billion in non-performing assets and bring asset quality ratios in the banking sector closer to pre-Asian crisis levels. Apart from the SPV-related disposals, Bangko Sentral has issued recent regulations allowing banks to enter into joint venture agreements with real estate developers to dispose of foreclosed properties.

In April 2004, Congress approved the Securitization Act of 2004 (the “Securitization Act”). The Securitization Act, together with other recent changes in the legal and regulatory environment in the Philippines, is aimed at providing a legal framework for securitization, creating a favorable market environment for a range of asset-backed securities and encouraging the development of a secondary market for these securities. The implementing rules and regulations of the Securitization Act have not yet been issued.

On December 19, 2005, the Monetary Board of Bangko Sentral partially lifted a moratorium on the establishment of bank branches and other banking offices that had been in place since 1999. This action was aimed primarily at increasing competition among banks and improving banking services and accessibility in underserved areas. Under the Monetary Board’s new guidelines, banks that meet certain qualification requirements may establish branches anywhere in the Philippines, except in selected areas of Metro Manila that Bangko Sentral has determined are adequately served by existing banking offices.

The Medium Term Philippine Development Plan 2004–2010 calls for a more developed and stable financial infrastructure to promote a deeper domestic capital market and a stronger banking sector. The major bank and non-bank sector reforms for the medium-term include:

•	amendments to the New Central Bank Act of 1993 to strengthen the supervisory capability and the effectiveness of the BSP;

•	promotion of compliance with International Accounting Standards, International Standards for Auditing and International Valuation Standards;

•	adoption of the Basel II risk-based capital adequacy framework by 2007;

•	establishment of a strong central credit information bureau;

•	promotion of microfinance in support of development and poverty alleviation;

•	encouraging new listings in the Philippine Stock Exchange and improving transparency and clearance settlements; and

•	support for the establishment of alternative trading systems and the full operation of the Fixed Income Exchange.

Also, Bangko Sentral has supported amendments to the Bangko Sentral charter to strengthen regulation of the banking sector. The proposed amendments, which are currently pending before Congress, would relax bank secrecy rules, give Bangko Sentral more flexibility to order consolidations in the banking industry, clarify the grounds for closing problem banks or declaring them insolvent and strengthen legal protections for Bangko Sentral officers acting in their official capacity. Other Bangko Sentral-supported reforms pending before Congress include a bill to expand the domestic capital market through retirement accounts and another bill, modeled after provisions of the US Sarbanes-Oxley Act, to increase oversight of corporate accountants.

Foreign Currency Loans

Bangko Sentral imposes a combination of prior approval, registration and reporting requirements on all non-peso denominated loans. The regime is as follows:

Type of Loan	Regulatory Requirement

Private sector loans:

•      guaranteed by a public sector entity or a local commercial bank;

•      granted by foreign currency deposit units that are specifically or directly funded from, or collateralized by, offshore loans or deposits;

•      obtained by banks and financial institutions with a term exceeding one year which will be relent to public and private enterprises; or

•      serviced using foreign exchange purchased from the banking system, unless specifically exempted from the approval requirement.

Prior approval, subsequent registration and reporting requirements.

Private sector loans which are specifically exempted and which will be serviced with foreign exchange purchased in the banking system.	Subsequent registration and reporting requirements.

All private sector loans to be serviced with foreign exchange not purchased from the banking system.	Reporting requirements.

Public sector offshore loans except: • short-term foreign currency deposit loans for trade financing; and • short-term interbank borrowings	Prior approval and reporting requirements.

The Philippine Securities Markets

History and Development

The securities industry in the Philippines began with the opening of the Manila Stock Exchange in 1927. In 1936, the Government established the Securities and Exchange Commission (the “SEC”) to oversee the industry and protect investors. Subsequently, the Makati Stock Exchange opened in 1963 and merged with the Manila Stock Exchange to form the Philippine Stock Exchange in 1994.

On June 29, 1998, the SEC granted the Philippine Stock Exchange self-regulatory organization status, empowering it to supervise and discipline its members, including by examining a member’s books of account and conducting audits.

To broaden the range of securities eligible for listing, the Philippine Stock Exchange established a board for small- and medium-sized enterprises with an authorized capital of (Peso)20 million to (Peso)99.9 million of which at least 25% must be subscribed and fully paid.

In August 2001, the Philippine Stock Exchange completed its conversion to a publicly held stock corporation. As its first shareholders, each of the 184 member-brokers subscribed and fully paid for 50,000 shares. The listing of its shares on the Exchange took effect in December 2003 and 40% of the unissued shares were sold through a private placement in February 2004.

As of February 28, 2006, the Philippine Stock Exchange had 151 local and 33 foreign members and 238 listed companies.

On May 5, 2006, the Philippine Stock Exchange composite index closed at 2,470.2, compared to a close of 2,096.0 on December 29, 2005, 1,822.8 on December 29, 2004, 1,442.4 on December 30, 2003, 1,018.4 on December 31, 2002 and 1,168.1 on December 31, 2001.

Government Securities Market

The Government securities market is dominated by short-term Treasury bills with maturities not exceeding one year. Responding to investor preferences and to create a yield curve for long-term domestic securities, the Government issued securities with longer maturities, including five-year fixed rate treasury bonds in June 1995, seven and ten-year fixed rate treasury bonds in 1996 and 20-year Treasury bonds in 1997. The Bureau of the Treasury currently conducts weekly public offerings of Treasury bills with maturities of 91 days, 182 days and 364 days, as well as Treasury bonds with maturities ranging from two years to 25 years. Net financing of the National Government decreased by 21.5% in 2005 compared to 2004. Net foreign borrowings amounted to (Peso)92.7 billion in 2005, including the issuance of $1.5 billion, $750 million and $1.0 billion in global bonds in February, May and September, respectively; domestic borrowings amounted to (Peso)54.1 billion, with sales of short-term treasury bills used to finance maturing obligations during the period. The Government also issued $1.5 billion and €500 million in global bonds in January 2006. As of December 31, 2005, the Government had (Peso)637.6 billion in outstanding Treasury bills (a 49.9% increase from (Peso)425.4 billion on December 31, 2001) and (Peso)1,496.5 billion in outstanding Treasury bonds (a 88.7% increase from (Peso)793.1 billion on December 31, 2001). The Government’s outstanding direct domestic debt totalled (Peso)2.2 trillion as of December 31, 2005.

In the first quarter of 2006, the Government conducted a domestic debt consolidation with the goal of creating large domestic three-, five- and seven-year benchmarks. The transaction was conducted in two phases. On February 17, 2006, the Republic issued (Peso)70.7 billion of new three-year bonds in exchange for approximately (Peso)66.0 billion of eligible bonds from 49 different series. On March 3, 2006, the Republic issued (Peso)33.4 billion of new five-year bonds in exchange for (Peso)15.0 billion of eligible bonds from 32 different series and (Peso)17.0 billion of new seven-year bonds in exchange for (Peso)15.0 billion of eligible bonds from 11 different series. The exchange was executed through a modified Dutch auction in which investors tendered their existing holdings of eligible bonds in exchange for the new bonds.

International Bond Market

In February 1997, Bangko Sentral approved guidelines governing the issuance of peso-denominated bonds in the international capital markets. Bangko Sentral requires the receipt of foreign currency by the Philippines and its exchange into pesos in the local banking system.

Public Finance

The Consolidated Financial Position

The consolidated public sector financial position measures the overall financial standing of the Republic’s public sector. It is comprised of the public sector borrowing requirement and the aggregate deficit or surplus of the Social Security System and the Government Service Insurance System, Bangko Sentral, the Government financial institutions and the local Government units. The public sector borrowing requirement reflects the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation’s accounts, the Oil Price Stabilization Fund and the 14 monitored Government-owned corporations.

The following table sets out the consolidated financial position on a cash basis for the periods indicated.

CONSOLIDATED PUBLIC SECTOR FINANCIAL POSITION OF THE REPUBLIC

	2001		2002		2003		2004		2005(1)
	(in billions, except percentages)
Public sector borrowing requirement:
National Government	(Peso)	(147.0)	(Peso)	(210.7)	(Peso)	(199.9)	(Peso)	(187.1)	(Peso)	(146.8)
Central Bank-Board of Liquidation		(23.5)		(15.1)		(15.7)		(17.5)		(16.3)
Oil Price Stabilization Fund(2)		0.8		0.0		0.0		0.0		0.0
Monitored Government-owned corporations		(24.5)		(46.4)		(65.3)		(85.4)		(21.7)
Government transfers to Government-owned corporations		4.4		3.9		5.8		9.2		1.5
Other adjustments		0.0		0.0		0.0		0.0		0.0

Total public sector borrowing requirement	(Peso)	(189.8)	(Peso)	(268.3)	(Peso)	(275.0)	(Peso)	(280.8)	(Peso)	(106.0)

As a percentage of GDP		(5.2)%		(6.9)%		(6.5)%		(5.8)%		(2.0)%
Other public sector:
Social Security System and Government Service Insurance System	(Peso)	15.6	(Peso)	25.6	(Peso)	17.6	(Peso)	24.3	(Peso)	51.8
Bangko Sentral(3)		(0.1)		1.2		6.9		3.3		3.0 (4)
Government financial institutions		3.9		5.4		4.9		5.2		6.2
Local Government units		(3.8)		17.7		17.8		14.9		13.0
Timing adjustment of interest payments to Bangko Sentral		(0.2)		(1.6)		0.7		3.9		3.4
Other adjustments		0.1		0.0		2.2		(2.8)		(0.1)

Total other public sector		15.5		48.4		50.1		48.9		77.2

Consolidated public sector financial position	(Peso)	(174.3)	(Peso)	(219.9)	(Peso)	(224.9)	(Peso)	(231.9)	(Peso)	(106.0)

As a percentage of GDP		(4.8)%		(5.7)%		(5.2)%		(4.8)%		(2.0)%

Source: Fiscal Policy and Planning Office, Department of Finance.

(1)	Preliminary.

(2)	The Oil Price Stabilization Fund was created by the Government to stabilize the domestic price of oil products. Prior to deregulation in 1997, if exchange rates and international crude oil prices exceeded certain levels, oil companies received money from the fund, but if exchange rates and crude oil prices fell below those levels, oil companies contributed to the fund. The fund was technically abolished with the full deregulation of the oil industry in February 1998.

(3)	Amounts are net of interest rebates, dividends and other amounts remitted to the Government and the Central Bank-Board of Liquidation.

(4)	As of November 2005.

For 2001, the consolidated financial position recorded a deficit of (Peso)174.3 billion or 4.8% of GDP at current market prices. The Government accounted for (Peso)147.0 billion of the deficit, the Central Bank restructuring accounted for (Peso)23.5 billion and the monitored Government-owned corporations accounted for (Peso)24.5 billion. The other public sector entities had a combined surplus of (Peso)15.5 billion during 2001, primarily due to a (Peso)15.6 billion surplus attributable to the social security institutions.

For 2002, the consolidated financial position of the Republic recorded a deficit of (Peso)219.9 billion. The Government recorded a (Peso)210.7 billion deficit, the Central Bank restructuring accounted for an additional (Peso)15.1 billion deficit, and the monitored Government-owned corporations accounted for a (Peso)46.4 billion deficit. The total public sector borrowing requirement of (Peso)268.3 billion was offset in part by a combined surplus of (Peso)48.4 billion for the other public sector entities during 2002. Of the surplus, (Peso)25.6 billion was attributable to the social security institutions.

The consolidated financial position of the Republic recorded a deficit of (Peso)224.9 billion in 2003. The Government recorded a (Peso)199.9 billion deficit, the Central Bank restructuring accounted for an additional (Peso)15.7 billion and the monitored Government-owned corporations accounted for a (Peso)65.3 billion deficit. The total public sector borrowing requirement of (Peso)275.0 billion was offset in part by a (Peso)50.1 billion combined surplus for the other public sector entities. Of the surplus, (Peso)17.6 billion was attributable to social security institutions.

The consolidated financial position of the Republic recorded a deficit of (Peso)231.9 billion in 2004. The Government recorded a (Peso)187.1 billion deficit, the Central Bank restructuring accounted for an additional (Peso)17.5 billion and the monitored Government-owned corporations accounted for (Peso)65.4 billion. The total public sector borrowing requirement of (Peso)280.7 billion was offset in part by a (Peso)48.9 billion combined surplus for the other public sector entities. Of the surplus, (Peso)24.4 billion was attributable to social security institutions.

The consolidated financial position of the Republic recorded a deficit of (Peso)106.0 billion in 2005. The Government recorded a (Peso)146.8 billion deficit, the Central Bank restructuring accounted for an additional (Peso)16.3 billion and the monitored Government-owned corporations accounted for (Peso)21.7 billion. The total public sector borrowing requirement of (Peso)183.3 billion was offset in part by a (Peso)77.2 billion combined surplus for the other public sector entities. Of the surplus, (Peso)51.8 billion was attributable to social security institutions.

Government Revenues and Expenditures

The following table sets out Government revenues and expenditures for the periods indicated.

GOVERNMENT REVENUES AND EXPENDITURES

	Actual											Budget
	2001		2002		2003		2004		2005(1)		2004–2005 Growth Rate	2005		2006(2)
	(in millions, except percentages)%

Cash Revenues
Tax revenues
Bureau of Internal Revenue	(Peso)	388.7	(Peso)	394.5	(Peso)	425.4	(Peso)	468.2	(Peso)	535.1	14.3%	(Peso)	546.9	(Peso)	669.8
Bureau of Customs		96.2		96.3		106.1		122.5		141.7	15.7%		151.2		190.5
Others(3)		4.9		5.6		5.9		7.4		8.4	13.4%		8.1		8.5

Total tax revenues		489.8		496.4		537.3		598.0		685.2	14.6%		708.2		858.7
As a percentage of GNP		12.6%		11.8%		11.6%		11.8%		11.8%			12.2%		13.2%
Non-tax revenues
Bureau of the Treasury income(4)	(Peso)	46.4	(Peso)	47.2	(Peso)	56.7	(Peso)	64.7	(Peso)	70.6	9.1%	(Peso)	36.6	(Peso)	51.9
Fees and other charges(5)		24.3		21.9		30.8		36.6		37.4	2.3%		39.9		42.0
Privatizations(6)		1.2		0.6		0.6		0.4		2.4	78.6%		0.5		0.5
Foreign grants		2.0		1.1		1.2		0.1		0.1	18.9%		—		—
Others		—		—		—		—		—			—		—

Total non-tax revenues		73.9		70.8		89.3		101.8		110.5	8.6%		77.0		94.3

Total cash revenues		563.7		567.1		626.6		699.8		795.7	13.7%		783.1		963.0

As a percentage of GNP		14.5%		13.4%		13.6%		13.8%		13.7%			13.5%		16.3%
Non-Cash Revenues		3.7		11.3		13.1		7.0		20.5	154.2%		—		11.1

Total Revenues		567.5		578.4		639.7		706.7		816.2	15.5%		783.1		974.1

Cash Expenditures
Personnel	(Peso)	238.9	(Peso)	266.0	(Peso)	276.1	(Peso)	283.1	(Peso)	296.4	4.7	(Peso)	295.4	(Peso)	339.8
Maintenance and operating expense		88.0		83.4		78.5		83.8		84.8	1.1		91.2		103.5
Interest payments
Foreign		62.2		65.9		78.8		90.9		109.5	20.4		120.6		113.5
Domestic		112.6		120.0		147.6		170.0		190.4	12.0		192.8		226.5

Total interest payments		174.8		185.9		226.4		260.9		299.8	14.9		313.4		340.0
Subsidies to Government corporation		7.8		5.6		12.2		7.0		8.1	15.7		4.7		4.9
Allotment to local government units		116.6		137.6		144.7		145.3		157.0	8.1		154.0		170.5
Comprehensive Agrarian Reform Program (land acquisition and credit)		4.4		2.0		2.7		7.3		4.1	(44.1)		4.4		4.4
Infrastructure and other capital outlays		75.8		93.3		77.6		93.8		90.2	(3.8)		92.9		115.2
Equity and net lending		4.4		4.1		8.2		5.7		2.1	(62.6)		7.1		9.5

Total cash expenditures		710.8		777.9		826.5		886.8		942.5	6.3		963.2		1,087.9

As a percentage of GNP		18.6%		18.4%		17.6%		17.1%		16.3%	—		16.7		16.8%
Non-Cash Expenditures		3.7		11.3		13.1		7.0		20.5	192.9		—		11.1

Total Expenditures		714.5		789.2		839.6		893.8		962.9	7.7		963.2		1,099.0

Surplus/ (Deficit)	(Peso)	(147.0)	(Peso)	(210.7)	(Peso)	(199.9)	(Peso)	(187.1)	(Peso)	(146.8)	(21.5)	(Peso)	(180.1)	(Peso)	(124.9)

Financing
Domestic financing	(Peso)	124.1	(Peso)	101.6	(Peso)	56.0	(Peso)	105.9	(Peso)	54.1	(48.9)%	(Peso)	81.6	(Peso)	22.5
Net domestic borrowings		152.3		155.0		143.0		161.4		143.3	(11.2)%		117.3		47.6
Non-budgetary accounts		(50.4)		(55.1)		(61.2)		74.9		(66.9)	(10.7)%		(24.7)		(23.7)
Use of cash balances		22.2		1.7		(25.8)		19.4		(22.3)	(215.0)%		(11.0)		(1.4)
Foreign financing		22.9		109.1		143.9		81.2		92.7	14.1%		98.4		102.4

Total financing	(Peso)	147.0	(Peso)	214.9	(Peso)	199.9	(Peso)	187.1	(Peso)	146.8	(21.5)%	(Peso)	180.0	(Peso)	124.9

Source: Department of Finance; Department of Budget and Management.

(1)	Preliminary.

(2)	To date, the Government is operating under the re-enacted 2005 budget pending approval of the 2006 proposed budget. On April 5, 2006, the House of Representatives passed House Bill No. 4710 also known as the “General Appropriations Bill” for 2006 and subsequently transmitted the General Appropriation Bill to the Senate for deliberation.

(3)	Represents tax revenues of the Department of Environment and Natural Resources, Bureau of Immigration and Deportation, Land Transportation Office and other Government entities.

(4)	Represents interest on deposits, interest on advances to Government-owned corporations, interest on securities, dividends from Government-owned corporations, earnings received from the Philippine Amusement and Gaming Corporation, earnings and terminal fees received from Ninoy Aquino International Airport, guarantee fees and others.

(5)	Represents receipts from the Land Transportation Office, Department of Foreign Affairs and other Government agencies.

(6)	Represents remittances to the National Government from the sale of interests in Government-owned corporations, Government financial institutions and other Government-owned assets and from the sale of assets by the Presidential Commission on Good Government and the Asset Privatization Trust.

Recent Results

For the first two months of 2006, the Government incurred a budget deficit of (Peso)40.4 billion. Total revenues for the period were (Peso)136.9 billion, and total expenditures for the period were (Peso)177.3 billion. Of the (Peso)136.9 billion in total revenues for the first two months of 2006, Bureau of Internal Revenue (“BIR”) revenues accounted for (Peso)91.2 billion, Bureau of Customs revenues were (Peso)25.6 billion, Bureau of Treasury revenues were (Peso)12.6 billion, and revenues from other offices were (Peso)6.3 billion. Interest payments accounted for (Peso)68.7 billion of the (Peso)177.3 billion in total expenditures for the first two months of 2005.

For the full year 2005, the Government's fiscal deficit was (Peso)146.5 billion, or approximately 2.7% of GDP, compared to (Peso)187.1 billion, or 3.9% of GDP, for the full year 2004.

Revenues

Sources.    The Government derives its revenues from both tax and non-tax sources. The main sources of revenue include income tax, value-added tax and customs duties. The main sources of non-tax revenue consist of interest on deposits, amounts earned from Government-owned corporations and privatization receipts.

Since 2001, the BIR has implemented the following tax administration improvements:

•	settlement of delinquent accounts or disputed assessments which are either being litigated in the courts or being challenged by taxpayers;

•	use of electronic documentary stamp metering machines to accurately assess and monitor documentary stamp taxes;

•	broadening the tax base to increase the number of registered taxpayers;

•	issuance of revenue regulations regarding automobiles which are subject to excise tax; and

•	implementing a ceiling on deductible representation expenses as mandated by the Tax Code of 1997.

Since January 1, 2003, a 10.0% value-added tax on services rendered by banks, non-bank financial intermediaries and finance companies has been implemented by the BIR. The VAT is due on financial intermediation services, financial leasing, net foreign exchange gains, net trading gains, certain real estate sales and sales of other properties acquired through foreclosure, sales of goods and properties and all other income derived by banks and non-bank financial intermediaries.

On May 24, 2005, President Arroyo signed into law the Reformed Value-Added Tax Act of 2005. The new law ends some VAT exemptions on power, electricity, and air and sea transport. The measure also raises the corporate tax rate from 32.0 to 35.0%. The Reformed Value-Added Tax Act of 2005 also required the President to raise the value-added tax from 10.0% to 12.0%, effective February 1, 2006, upon the recommendation of the Philippine Secretary of Finance, if either of two conditions was satisfied: (i) the value-added tax to GDP ratio in 2005 was more than 2.8%; or (ii) the Government deficit to GDP ratio in 2005 was more than 1.5%. In 2005, the value-added tax to GDP ratio was 2.9%, while the deficit to GDP ratio was 2.7%. On July 1, 2005, the Supreme Court issued a temporary restraining order indefinitely suspending the implementation of the Reformed Value-Added Tax Act of 2005. The court’s order came in response to petitions filed by several opposition lawmakers and an association of petroleum dealers who argued, among other things, that the new law was unconstitutional because the provision in the new law allowing the President to increase the tax rate to 12% from 10% in 2006 was an invalid delegation of legislative power. Voting 13-2, the Supreme Court ordered the Government to immediately halt collection of the expanded VAT so that the Court could fully consider the question of constitutionality of the legislature’s delegation of power. The Government, led by the Department of Finance, opposed the petitions and asked the Supreme Court to reverse its temporary restraining order as soon as possible. Oral arguments on the matter were held on July 14, 2005.

On September 1, 2005, the Supreme Court upheld the constitutionality of the Reformed Value-Added Tax Act of 2005. The Supreme Court decision was declared final and the temporary restraining order was lifted on October 18, 2005. The Reformed Value-Added Tax Act of 2005 was implemented on November 1, 2005 and the value-added tax was raised to 12% effective February 1, 2006.

The Supreme Court’s decision to suspend the Reformed Value-Added Tax Act of 2005 is estimated to have cost the Government (Peso)5 billion per month in foregone revenues in the period that the temporary restraining order was in effect. Notwithstanding such loss in VAT revenues, the Government believes the overall budget deficit for 2005 was lower than the Government’s original target of (Peso)180 billion, mainly due to a projected decrease of approximately (Peso)25 billion in interest payments in 2005 compared to 2004. In 2005, the budget deficit stood at (Peso)146.8 billion, which was lower than the Government’s target of (Peso)180.0 billion, and interest payments in 2005 were (Peso)299.8 billion, an increase of 14.9% over payments of (Peso)260.9 billion in 2004, but lower than the Government’s initial target of (Peso)313.4 billion in interest payments for 2005. The Government continues to pursue additional measures to raise new revenues, strengthen the banking sector and encourage investment. These measures include a simplified net income tax system, reform of trade and duty exemptions, and expansion of excise taxes to cover “non-essential” products such as soft drinks.

Results.    Government revenues in 2001 were (Peso)563.7 billion, of which (Peso)489.8 billion were tax revenues and (Peso)73.9 billion were non-tax revenues. Revenue collections for 2001 were (Peso)5.5 billion higher than the budgeted amount of (Peso)558.2 billion and 9.5% higher than revenue collections for 2000. The increase was mainly attributable to the Bureau of the Treasury which collected (Peso)21.5 billion more than its target of (Peso)24.9 billion, offsetting a (Peso)8.9 billion shortfall from the targeted amount of cash collections by the Bureau of Customs. The BIR surpassed its target by (Peso)621 million for the period, collecting (Peso)388.7 billion. Privatization revenues for 2001 were (Peso)1.2 billion, compared to the budgeted amount of (Peso)10 billion, as unfavorable market conditions prevented the disposition of Government assets targeted for privatization.

Government revenues in 2002 totaled (Peso)567.1 billion, of which (Peso)496.4 billion were from tax revenues and (Peso)70.8 billion were from non-tax revenues. Total revenues for 2002 increased 0.6% from 2001. Of total tax revenues during 2002, the BIR accounted for (Peso)394.5 billion and the Bureau of Customs accounted for (Peso)96.3 billion. Bureau of Treasury collections accounted for (Peso)47.2 billion in revenue in 2002, and taxes from other government offices and non-tax revenues accounted for the remaining (Peso)29.0 billion. The BIR’s collection of (Peso)394.5 billion in 2002 was 1.5% more than the (Peso)388.7 million collected in 2001. The lower than expected amounts collected for 2002 have been mainly attributed to the BIR’s continued difficulty in generally enforcing the Republic’s tax laws as well as the relatively low interest rate environment.

Government revenues in 2003 were (Peso)626.6 million, a 10.5% increase from 2002. The overall increase in revenues was attributable mainly to reforms in the BIR and the Bureau of Customs, including technological improvements, stricter enforcement measures and expanded tax audits. BIR collections in 2003 were (Peso)425.4 billion, 7.8% more than in 2002, and Bureau of Customs revenues were (Peso)106.1 billion in 2003, 10.2% more than in 2002. Remittances to the Bureau of the Treasury were (Peso)56.7 billion in 2003, 20.1% more than in 2002, and taxes from other government offices and non-tax revenues accounted for (Peso)38.4 billion, an increase of 32.2% from 2002.

Government revenues in 2004 were (Peso)699.8 billion, an 11.7% increase from 2003. Tax revenues in 2004 were (Peso)598.0 billion, an 11.3% increase from 2003. Of total tax revenues in 2004, BIR collections accounted for (Peso)468.2 billion, Bureau of Customs collections accounted for (Peso)122.5 billion and other tax revenues accounted for (Peso)7.4 billion. Increased tax revenues were primarily due to intensified tax collection procedures. Non-tax revenues increased by 14.0% to (Peso)101.8 billion in 2004 from (Peso)89.3 billion in 2003, with an increase in income to the Bureau of the Treasury from holdings of NPC debt and new income from the recently unfrozen Marcos accounts.

Government revenues for 2005 were (Peso)795.7 billion, an 13.7% increase from 2004. Tax revenues in 2005 were (Peso)684.5 billion, an 18.0% increase from 2004. Of total tax revenues in 2005, BIR collections accounted for (Peso)534.5 billion, Bureau of Customs collections accounted for (Peso)141.7 billion and other tax revenues accounted for (Peso)8.3 billion. Increased tax revenues were primarily due to continuing technological improvements, stricter enforcement measures and intensified collection efforts. Non-tax revenues increased by 8.5% to (Peso)111.2 billion in 2005 from (Peso)101.8 billion in 2004.

Expenditures

Government expenditures for 2001 were (Peso)710.8 billion, (Peso)7.5 billion more than the budgeted amount of (Peso)703.2 billion and 9.5% higher than expenditures for 2000. Excess disbursements were largely due to the additional funding for irrigation and farm-to-market roads, as well as an increase in spending on infrastructure to temper the effect of the slowdown in the industrial sector. Larger availment of unprogrammed funding from loans and grants also contributed to excess spending. Savings in interest payments as well as the implementation of fiscal discipline measures allowed additional leeway for excess disbursements, including the settlement of prior years’ accounts, payment of retirees’ benefits, and a grant of additional Christmas bonuses to government employees. The actual Government deficit for 2001 was (Peso)147.0 billion compared to the budgeted deficit of (Peso)145.0 billion.

Government expenditures in 2002 were (Peso)777.9 billion, an increase of 9.4% from 2001. The increase in expenditures from 2001 to 2002 was due in part to higher expenditures for infrastructure given the settlement of accounts payable and the faster implementation of foreign-assisted projects and increased allotments to local government units. Personal services also increased given the implementation of the final tranche of the salary adjustment for PNP uniformed personnel, the first phase of the increased salaries for uniformed military personnel, the increase in the monthly pension for veterans, and the funding for the new teaching positions starting June 2002.

Government expenditures in 2003 were (Peso)826.5 billion, 6.2% more than the expenditures in 2002. The increase in expenditures was largely due to a substantial increase in interest payments, which grew from (Peso)185.9 billion in 2002 to (Peso)226.4 billion in 2003, mainly as a result of higher foreign debt servicing. Higher foreign interest payments resulted from the decline in the value of the peso relative to other currencies and the issuance of new foreign debt. Personnel expenditures, subsidies to government corporations and allotments to local government units also increased between 2002 and 2003. Funding for the filling of positions created in 2002 and 2003, and a salary adjustment for military personnel, contributed to the increase in personal services spending. In addition, larger allocation for local government units, higher budgetary support to public/private partnerships, and net lending contributed to the increase.

Government expenditures for 2004 were (Peso)886.8 billion, an increase of 7.3% from 2003. The increase in expenditures was mainly due to higher infrastructure spending which grew to (Peso)93.8 billion in 2004, an increase of 20.9% from 2003. The accelerated capital spending made possible by the adoption of a new payment scheme for public works projects and the settlement of accounts payable contributed to the increase. Also, personnel services expenditures increased to (Peso)283.1 billion in 2004, an increase of 2.5% from 2003, due to a salary increase for military personnel and the compensation for new military personnel, policemen and prison guards. The conduct of elections partly attributed to increased personal services spending in the form of per diem costs for personnel involved in the exercise, while supplies, materials and other expenses relating to the election added to the growth in maintenance expenditures to (Peso)83.8 billion in 2004, an increase of 6.8% from 2003. Additional subsidies were granted to corporations involved in housing, food price stabilization and water supply.

Government expenditures for 2005 were (Peso)942.2 billion, an increase of (Peso)55.4 billion, or 6.2%, from 2004. The increase in expenditures was mainly due to interest payments, which grew to (Peso)299.8 billion in 2005, an increase of 14.9% from 2004. The increase in interest payments was due to both the issuance by the Republic of approximately $3.3 billion in new foreign currency bonds and increased domestic borrowings on fixed rate treasury bonds in 2005. Also, personal services increased to (Peso)296.4 billion in 2005, an increase of 4.7% from 2004, due to the grant of employees benefits, new hires and higher retirement gratuity and terminal leave benefits. Allotment to local government units increased to (Peso)157.0 billion in 2005, an increase of 8.1% from 2004. Additional subsidies were granted to corporations involved in housing, food price stabilization and water supply.

The Government Budget

The Budget Process

The Administrative Code of 1987 requires the Government to formulate and implement a national budget. The President submits the budget to Congress within 30 days of the opening of each regular session of Congress, which occurs on the fourth Monday of each July. The House of Representatives reviews the budget and transforms it into a general appropriations bill. The Senate then reviews the budget. A conference committee composed of members of both houses of Congress then formulates a common version of the bill. Once both houses approve the budget, the bill goes to the President for signing as a general appropriations act.

2005 Budget

On March 15, 2005, President Arroyo signed into law the General Appropriations Act for 2005. With a programmed budget of (Peso)925.7 billion, the Act authorized 6.8% more spending than the 2004 budget of (Peso)867.0 billion. The 2005 budget included both general appropriations and automatic appropriations, including the impact of (Peso)18.2 billion in interest payments on NPC debt absorbed by the Government in December 2004. The approved cash budget program was (Peso)20.1 billion higher than the cash budget submitted to Congress. The higher budget level primarily reflected the need to make interest payments on NPC liabilities assumed by the Government. Approximately (Peso)6.2 billion was allocated for productivity enhancement pay for government personnel and the rationalization of the civil service.

2006 Budget

On August 24, 2005, President Arroyo submitted the Administration’s proposed 2006 budget to Congress. The proposed 2006 budget, which is intended to support the Administration’s 10-point economic agenda outlined in the Medium-Term Philippine Development Plan (see “Government—Arroyo Economic Policy”), includes (Peso)1.05 trillion in appropriations, 14.7% more than the (Peso)918.6 billion in the most recently revised 2005 budget. Increases in spending for the proposed 2006 budget are focused on education, transportation, digital infrastructure and anti-poverty projects. The President’s proposed 2006 budget is based on projected GDP growth of 5.7 to 6.3%, an inflation rate of 7.5%, and an increase of 11% in imports from 2005 to 2006.

Pending approval of the 2006 proposed budget, the Government is operating under the re-enacted 2005 budget. On April 5, 2006, the House of Representatives passed House Bill No. 4710, also known as the “General Appropriations Bill”, for 2006 and subsequently transmitted the General Appropriations Bill to the Senate for deliberation.

The proposed 2006 budget reflects revenues of (Peso)968.6 billion, an increase of 27.7% or (Peso)210.1 billion from the 2005 budget. The 2006 proposed budget envisions that the expanded VAT law will be in effect and generate (Peso)82.6 billion to (Peso)105.0 billion in tax revenues. Increases in revenues are also expected to result from the implementation of administrative reforms and computerization in revenue collection agencies. Of the total projected revenues, (Peso)874.3 billion (90.3% of the total) is projected to come from taxes and the remaining (Peso)94.3 billion will come from fees, investment income, privatization proceeds, foreign grants, and other non-tax income. The projected 2006 deficit of (Peso)124.9 billion, which would represent a 14.9% decrease from the (Peso)146.8 billion actual deficit for 2005, is expected to be financed by (Peso)124.9 billion in net borrowings ((Peso)102.4 billion from foreign lenders and (Peso)22.5 billion from domestic sources).

The approved disbursements program for 2006 of (Peso)1.099 trillion represents a (Peso)156.5 billion, or 16.6%, increase in disbursements from actual disbursements of (Peso)942.5 billion in 2005. This program is largely consistent with the 2006 budget proposed to Congress, except for slight increases to reflect non-cash tax transactions, both in revenues and disbursements. Higher interest payments account for (Peso)40 billion, or 25.7%, of the total increase in disbursements over 2005. The (Peso)43.4 billion increase in allocations for personal services in 2006 reflects an increase in the salaries of government workers, settlement of arrearages in social security, health insurance and related premium contributions, higher provision for the payment of pension and terminal leave/retirement benefits and provision for the implementation of the government’s rationalization program, which aims to reorganize the executive branch to increase the efficiency of the civil service. On the other hand, allocations for maintenance and other operating expenditures are (Peso)29.8 billion higher than actual disbursements in 2005. Maintenance and other operating expenditures include funding for education (including scholarship grants and funding for, school meal programs and school’s first initiative programs), rental subsidies for the Manila Mass Rail Transit (MRT) 3 project, higher provision for administrative support services to conform with recent labor rulings, preparatory activities for the 2007 national election and funding support for pump-priming activities to stimulate the economy. Maintenance spending also includes payment of documentary stamp taxes on the issuance of government securities, as well as import taxes on government imports. Infrastructure and other capital outlays have been allocated an additional (Peso)25.0 billion providing increased funding for public works projects, development of airports and navigational facilities, modernization of the electoral process and the AFP modernization program. Local government units will receive an additional (Peso)13.5 billion, or 8.6%, in disbursements reflecting the use of a higher revenue base to calculate local government units’ share in the proceeds of national taxes.

Because of the legislative delay in approving the 2006 budget, the Government issued Administrative Order No. 144 dated February 28, 2006, which authorizes a (Peso)1,000 per month increase in additional compensation for national government employees (including military and uniformed personnel), representing additional expenditures of (Peso)13.7 billion until such time that a bill authorizing adjustments in compensation has been signed into law.

Debt

External Debt

The following table sets out the total outstanding Bangko Sentral-approved and registered external debt.

BANGKO SENTRAL APPROVED EXTERNAL DEBT

	As of December 31,
	2001	2002	2003	2004	2005
	(in millions, except percentages)
By Maturity:
Short-term(1)	$6,000	$5,560	$6,179	$5,046	$6,395
Medium and long-term	45,900	48,086	51,216	49,800	47,791

Total	$51,900	$53,645	$57,395	$54,846	$54,186

By Debtor:(2)
Banking system	$11,603	$10,969	$11,246	$9,651	$11,085
Public sector(3)	24,988	27,946	32,059	31,946	31,588
Private sector	15,310	14,729	14,090	13,250	11,513

Total	$51,900	$53,645	$57,395	$54,846	$54,186

By Creditor Type:
Multilateral	$9,553	$8,970	$9,031	$8,440	$7,349
Bilateral	14,531	15,621	16,895	16,800	14,282
Banks and financial institutions	11,621	11,790	10,681	11,175	12,899
Bondholders / noteholders	13,567	14,752	17,111	15,839	17,184
Others	2,627	2,512	3,676	2,592	2,471

Total	$51,900	$53,645	$57,395	$54,846	$54,186

Ratios:
Debt service burden to exports of goods and services(4)	15.7%	17.1%	16.9%	13.8%	13.3%
Debt service burden to GNP	8.6%	9.5%	9.4%	7.8%	7.2%
External debt to GNP	68.3%	65.6%	67.8%	59.5%	51.5%

Source: Bangko Sentral.

(1)	Debt with original maturity of one year or less.

(2)	Classification by debtor is based on the primary obligor under the relevant loan or rescheduling documentation.

(3)	Includes public sector debt whether or not guaranteed by the Government; does not include public banks.

(4)	This ratio is based on the debt service burden for the relevant period relative to the total exports of goods and receipts from services and income during such period based on the BPM5 framework.

In 2002, Bangko Sentral-approved external debt increased 3.4% from the $51.9 billion recorded as of December 31, 2001. The increase in debt in 2002 was due to additional borrowing to settle maturing obligations and finance the Government’s budget deficit, as well as upward foreign exchange revaluation adjustments on third-country currency denominated debt resulting from the continued depreciation of the US dollar against third-country currencies.

As of December 31, 2003, Bangko Sentral-approved external debt amounted to $57.4 billion, a 7.0% increase from the $53.6 billion recorded as of December 31, 2002. The increase in debt resulted from net inflows of foreign exchange to finance the Government’s budgetary requirements and from foreign exchange revaluation losses.

As of December 31, 2003, Bangko Sentral-approved medium and long term external debt amounted to $51.2 billion. Of this amount, 57.8% carried fixed rates, 39.5% had variable rates, and the remaining 2.7% was non-interest bearing. The average cost of fixed rate credits was 6.0%. For liabilities with floating interest rates, the margin over the applicable base rate averaged 1.7%. Approximately 54% of total Bangko Sentral–approved external debt (including short-term debt) was denominated in US dollars while 28% was denominated in Japanese yen. Multi-currency loans from the World Bank and the Asian Development Bank accounted for 9.2% of total Bangko Sentral-approved external debt.

As of December 31, 2004, the Republic’s outstanding external debt approved by or registered with Bangko Sentral was $54.8 billion, reflecting a decrease of approximately $2.5 billion from the $57.4 billion recorded as of December 31, 2003. This decrease in 2004 was mainly due to net payments on external obligations and downward foreign exchange revaluation adjustments.

The Republic’s debt service ratio (the ratio of principal and interest payments to export of goods and receipts from services and income) improved to 13.8% in 2004 from 16.9% in 2003. In the same period, the Republic’s debt ratio (the ratio of total external debt to gross national product) also improved to 59.5% in 2004 from 67.8% in 2003.

Approximately 51.2% of total Bangko Sentral-approved external debt (including short-term debt) in 2004 was denominated in US dollars while 30.0% was denominated in Japanese yen. Multi-currency loans from the World Bank, the International Monetary Fund and the Asian Development Bank accounted for 8.8% of total Bangko Sentral-approved external debt.

Under the Electric Power Industry Reform Act of 2001, the Government was obligated to assume (Peso)200 billion of NPC’s debt. The Government completed the assumption of $3.4 billion and €500 million (amounting to approximately (Peso)200 billion) of NPC’s debt in March 2005.

As of December 31, 2005, the Republic’s outstanding external debt approved by or registered with Bangko Sentral was $54.2 billion, a decrease of $0.7 billion from the $54.8 billion as of December 31, 2004. The decrease in debt was principally due to foreign exchange revaluation gains, as most third-country currencies depreciated against the US dollar.

Government Financing Initiatives

The following are the major program loans availed by the Government from January 2002 to December 2005.

Program Loan	Creditor	Amount	Date Availed
Power Sector Restructuring Program	ADB	$100 million	November 2002
Power Sector Restructuring Program	JBIC	$100 million	December 2002
Second Non-Bank Financial Sector	ADB	$75 million	October 2003
Pasig River Environment Management and Rehabilitation	ADB	$60 million	December 2003
Metro Manila Air Quality Improvement	ADB	$100 million	December 2003
Metro Manila Air Quality Improvement	JBIC	$100 million	December 2003
Second Non-Bank Financial Sector	ADB	$75 million	December 2004
Health Sector Development Program(1)	ADB	$100 million	January 2005
Micro Finance Development Program(1)	ADB	$75 million	December 2005

(1)	As of May 3, 2006, $100 million remained undisbursed under the ADB Health Sector Development Program Loan and $75 million remained undisbursed under the ADB Micro Finance Development Program.

Credit Ratings

The following table sets out the changes in the Republic’s long-term foreign currency credit ratings or rating outlooks for the three years preceding the date of this prospectus.

Date	Rating Agency	Credit Rating or Rating Outlook

April 24, 2003	Standard & Poor’s	Downgraded from BB+ to BB

June 12, 2003	Fitch Ratings	Downgraded from BB+ to BB, with outlook upgraded to “stable”

January 27, 2004	Moody’s	Downgraded from Ba1 to Ba2

December 7, 2004	Fitch Ratings	Affirmed at BB, with outlook downgraded from “stable” to “negative”

January 17, 2005	Standard & Poor’s	Downgraded from BB to BB-

February 16, 2005	Moody’s	Downgraded from Ba2 to B1

May 26, 2005	Fitch Ratings	Upgraded outlook from “negative” to “stable”

July 11, 2005	Standard & Poor’s	Downgraded outlook from “stable” to “negative”

July 11, 2005	Fitch Ratings	Downgraded outlook from “stable” to “negative”

July 13, 2005	Moody’s	Downgraded outlook from “stable” to “negative”

February 9, 2006	Moody’s	Affirmed at B1 with outlook “negative”

February 9, 2006	Standard & Poor’s	Upgraded outlook from “negative” to “stable”

February 13, 2006	Fitch Ratings	Upgraded outlook from “negative” to “stable”

On January 17, 2005, Standard & Poor’s downgraded the Republic’s long-term foreign currency rating from BB to BB- and downgraded the Republic’s long-term local currency rating from BBB- to BB+. Standard & Poor’s noted the Government’s enactment of only one of eight proposed revenue measures in 2004, as well the high ratio of public sector debt to GDP and high proportion of revenues earmarked for interest payments. Standard & Poor’s also stated that the Republic’s fiscal situation is vulnerable to increases in global interest rates and depreciation of the peso because of the proportion of Government debt denominated in foreign currencies. However, Standard & Poor’s put the Republic’s long-term ratings outlook at stable at the new rating level, citing the Republic’s favorable current account balance and the Government’s continued efforts to implement fiscal reforms.

On February 16, 2005, Moody’s Investors Service downgraded the Republic’s long-term foreign and local currency ratings from Ba2 to B1. Moody’s stated that the Republic’s reliance on external borrowing has left the Republic’s fiscal position vulnerable to exchange rate fluctuations and shifts in creditor confidence. Moody’s also noted the Republic’s political difficulties in passing revenue measures and high levels of debt and interest payments as a proportion of revenues, as well as delays in energy sector reform that contributed to deterioration of the public sector financial position.

On May 26, 2005, Fitch Ratings affirmed the Republic’s long-term foreign currency rating of BB and the long-term local currency rating of BB+, but upgraded the Republic’s long-term foreign currency and long-term local currency outlook from “negative” to “stable.” Fitch based its upgrade on the passage of a package of fiscal policy measures aimed at reducing the national deficit. Fitch cited recent fiscal reform measures such as the expanded value-added tax law, higher excise taxes on alcohol and tobacco, a system of incentives for employees of tax-collection agencies, but cautioned that the stable outlook was predicated on the successful implementation of these measures. See “Republic of the Philippines—Government—Arroyo Administration Policy”.

On July 11, 2005, Fitch Ratings downgraded its long-term foreign and local currency ratings outlooks for the Republic from “stable” to “negative” while retaining the ratings of BB and BB+, respectively. Fitch warned that “a rating downgrade could be triggered by protracted delays in the Supreme Court decision, an eventual decision that the expanded value-added tax legislation is unconstitutional, or continued political disorder.”

On July 11, 2005, Standard & Poor’s downgraded its long-term foreign and local currency ratings outlooks for the Republic from “stable” to “negative” while affirming the existing ratings of BB- and BB+ respectively. Standard & Poor’s cited its concern stemming from “the ongoing political crisis in the country—sparked by allegations of electoral impropriety by the president, and punctuated by the Supreme Court’s freezing of an expanded sales tax, and the departure of President Arroyo’s economic team.”

On July 13, 2005, Moody’s Investors Service downgraded its long-term foreign and local currency ratings outlooks for the Republic from “stable” to “negative” while retaining the ratings at “B1”. Moody’s cited “a significant degree of uncertainty about the stability of the country’s fiscal and external payments positions under the unsettled political environment in the Philippines” and doubts over the Government’s ability to pursue its fiscal consolidation program following the Supreme Court’s temporary restraining order halting implementation of the Expanded VAT Reform Law. See “Republic of the Philippines—Government—Arroyo Administration Policy”.

On February 9, 2006, Moody’s Investors Service affirmed the Republic’s long-term foreign and local currency ratings at B1 with a “negative” outlook. Moody’s noted that “while the Philippines has made progress in reducing fiscal deficits, more reform will be needed to bring down the exceptionally high public-sector debt to a level that would prompt a change from Moody’s Investors Service’s current negative outlook on the Government’s B1 rating”.

On February 9, 2006, Standard & Poor’s upgraded its long-term foreign and local currency ratings outlooks for the Republic from “negative” to “stable” while affirming the existing ratings of BB- and BB+, respectively. Standard and Poor’s noted that “the stable outlook reflects revised expectations concerning the prospects of policy continuity and adherence to fiscal consolidation, which foreshadows improved chances for overall deficit reduction and stabilization of the country’s debt dynamics”.

On February 13, Fitch Ratings upgraded its long-term foreign and local currency ratings outlooks for the Republic from “negative” to “stable” while affirming the existing ratings of BB and BB+ respectively. Fitch noted that “the good 2005 fiscal performance and 2006 fiscal outlook, together with a more settled political environment, warrant the change in outlook.” Fitch did, however, also say that the Government should undertake additional fiscal reform measures to prevent downward pressure on the Republic’s credit rating and warned that “political developments could still affect credit worthiness,” citing continuing efforts to revise the Constitution that could displace other legislative initiatives, and a likely revival of the opposition’s efforts to impeach President Arroyo in connection with alleged irregularities in the counting of votes during the May 2004 election. Fitch said renewed impeachment proceedings could cast doubt on the “plausible” tenure of President Arroyo and it said destabilizing political events could reduce tax collection or disrupt financial markets, with possible implications for public debt service. See also “Republic of the Philippines—Government—National Elections and Recent Political Developments”.

Public Sector Debt

In January 2005, the Government revised its methodology for reporting public sector debt. Previously the Department of Finance had reported total public sector debt, comprising the debt of the Government, the Central

Bank Board of Liquidators (“CB-BOL”), the Social Security Institutions (“SSIs”), the 14 monitored Government-Owned and Controlled Corporations (“GOCCs”), the Government Financial Institutions (“GFIs”) and Bangko Sentral.

The Government’s new methodology for determining public sector debt reflects international standards recommended by the IMF’s Government Finance Statistics Manual 2001. Also, the Government now excludes the financial sector from its reported public sector debt to distinguish between financial public sector debt and non-financial public sector debt and to bring its reporting more in line with international practice. The Government has made the following revisions to its public sector debt figures in conformity with the IMF standards:

•	Debts of GFIs and Bangko Sentral, which were included in the previously reported public sector debt, are now excluded from public sector debt.

•	Intra-sectoral debt holdings, such as Government debt held by the Bond Sinking Fund and GOCC debt held by the Government, are now excluded from public sector debt under the new methodology to avoid double-counting.

•	The scope of public sector debt has been expanded to include the debt of local government units.

•	Levels of outstanding debts of SSIs and GOCCs have been revised to reflect recent updated data from the respective institutions.

OUTSTANDING PUBLIC SECTOR DEBT(1)

	As of December 31,								As of September 30, 2005(2)
	2001		2002		2003		2004
	(in billions, except for percentages)
Consolidated nonfinancial public sector debt
Domestic	(Peso)	1,087.1	(Peso)	1,268.3	(Peso)	1,400.5	(Peso)	1,582.4	(Peso)	1,685.1
Foreign		2,087.6		2,445.9		2,948.7		3,054.7		3,125.6

Total		3,174.7		3,714.1		4,349.2		4,637.2		4,810.7

Financial public corporations
BSP(3)
Domestic		449.9		536.0		627.9		550.3		683.8
Foreign		475.5		450.4		458.9		377.0		333.8

Total		925.3		986.4		1,086.9		927.3		1,017.6

GFIs
Domestic(4)		231.7		248.1		239.7		246.4		261.5
Foreign		100.5		111.6		135.8		157.8		177.8

Total		332.2		359.7		375.5		404.1		439.3

Domestic		681.5		784.1		867.6		796.7		945.3
Foreign		576.0		562.0		594.8		534.8		511.6

Total		1,257.5		1,346.1		1,462.4		1,331.5		1,456.9

Less: Intrasector-debt holdings
Domestic
Government securities held by GFIs and BSP		316.9		347.4		358.1		314.2		285.2
Government deposits at BSP		86.5		78.9		104.2		60.3		168.3
Government/GOCCs deposits at GFIs		105.8		122.1		120.2		130.0		139.2
SSI’s deposits held by BSP		0.0		0.0		0.0		0.0		0.0
GFIs deposits at BSP		8.3		16.0		12.2		14.2		18.0
GOCC deposits at BSP		16.0		27.8		9.5		5.3		14.6
GOCC loans/other debt held by BSP		0.0		0.0		0.0		0.0		0.0
GOCC loans/other debt held by GFIs		17.4		13.9		15.4		26.6		25.6
GFIs loans/other debt held by BSP		30.6		56.5		83.7		81.0		80.3
Local governments debt held by GFIs		N/A		28.1		33.8		38.9		42.8

Total		581.5		690.6		737.0		670.4		774.0

Foreign
Governments securities held by BSP		0.5		0.5		0.5		0.7		0.7

Total		582.0		691.1		737.5		671.1		774.7

Total public sector
Domestic		1,187.1		1,361.8		1,531.1		1,708.7		1,856.4
Foreign		2,663.0		3,007.3		3,543.0		3,588.9		3,636.5

Total	(Peso)	3,850.2	(Peso)	4,369.1	(Peso)	5,074.0	(Peso)	5,297.6	(Peso)	5,492.9

Source: Fiscal Policy and Planning Office, Department of Finance.

(1)	The consolidated public sector comprises the general government sector, nonfinancial public corporations, and financial public corporations, after elimination of intra-debt holdings among these sectors.
(2)	Preliminary.
(3)	Comprises all liabilities of Bangko Sentral (including currency issues) except for the following: Allocation of SDRs and Revaluation of International Reserves.
(4)	Unaudited.

The following table presents the Republic’s consolidated nonfinancial public sector debt.

OUTSTANDING CONSOLIDATED NONFINANCIAL

PUBLIC SECTOR DEBT(1)

	As of December 31,							As of September 30, 2005(2)
	2001		2002	2003		2004
	(in billions, except percentages)
Total(3)	(Peso)	3,174.7	3,714.1	(Peso)	4,349.2	(Peso)	4,637.2	4,810.7
Domestic		1,087.1	1,268.3		1,400.5		1,582.4	1,685.1
Foreign		2,087.6	2,445.9		2,948.7		3,054.7	3,125.6
National Government		2,384.9	2,815.5		3,355.1		3,812.0	4,018.9
Domestic		1,247.7	1,471.2		1,703.8		2,001.2	2,144.5
Foreign		1,137.2	1,344.3		1,651.3		1,810.7	1,874.4
Nonfinancial public corporations (14 GOCC’s)		1,152.1	1,377.3		1,659.4		1,554.4	1,530.4
Domestic		213.7	242.2		278.8		310.1	293.5
Foreign		938.4	1,135.1		1,380.6		1,244.3	1,236.9
CB-BOL		73.9	67.1		60.5		48.5	42.8
Domestic		0.0	0.0		0.0		0.0	0.0
Foreign		73.9	67.1		60.5		48.5	42.8
Social Security Institutions (SSIs)(4)		23.3	23.3		33.3		7.1	13.6
Domestic		23.3	23.3		33.3		7.1	13.6
Foreign		0.0	0.0		0.0		0.0	0.0
Local government units (LGUs)(5)		—	33.7		43.9		49.2	54.2
Domestic		—	33.7		43.9		49.2	54.2
Foreign		0.0	0.0		0.0		0.0	0.0
Less: Government debt held by Bond Sinking Fund(6)		105.5	180.2		273.9		414.9	434.6
Domestic		105.5	180.2		273.0		411.8	430.5
Foreign		0.0	0.0		0.8		3.1	4.1
Intra-sector-debt holdings (domestic)		292.0	321.9		386.3		373.5	390.2
Government debt held by SSIs		88.4	103.0		122.5		131.5	145.2
Government debt held by LGUs		0.3	0.7		2.1		0.9	1.6
Government debt held by GOCCs		120.7	126.1		130.8		102.9	117.2
Onlending from national government to GOCCs		82.6	92.1		113.4		122.3	112.3
Onlending from GOCC to GOCC(2)		0.0	0.0		17.5		15.9	13.9
Intra-sector debt holdings (external)		61.9	100.6		142.9		45.7	24.5
GOCCs debt held by national Government		61.9	100.6		142.9		45.7	34.5
Total (as % of GDP)		87.4%	93.8%		103.3%		97.8%	92.2%
Domestic (as % of GDP)		29.9%	32.0%		33.3%		33.4%	32.3%
Foreign (as % of GDP)		57.5%	61.8%		70.0%		64.5%	60.5%

Source: Fiscal Policy and Planning Office, Department of Finance.

(1)	The consolidated nonfinancial public sector comprises the general government sector and nonfinancial public corporations. The consolidated nonfinancial public sector does not include financial public corporations.
(2)	Preliminary.
(3)	Government debt under the revised methodology excludes contingent obligations. Data prior to 2002 excludes LGU debt and are therefore not strictly comparable with data from 2002 onwards.
(4)	Excluding “reserve liabilities” (insurance technical reserves). Debt of the Employees Compensation Commission is not included.
(5)	Data for LGUs are not available prior to 2002.
(6)	Including Securities Stabilization Fund.

As of September 30, 2005, the outstanding public sector debt was (Peso)5.5 trillion, equivalent to 105.3% of the Republic’s GDP compared with a public sector debt-to-GDP ratio of 111.8% as of December 31, 2004. The level of outstanding public sector debt as of September 30, 2005 represents a 3.7% increase from debt of (Peso)5.3 trillion as of December 31, 2004. Total domestic debt increased by 11.8% from (Peso)1.7 trillion as of December 31, 2004 to (Peso)1.9 trillion as of September 30, 2005. Total foreign debt remained constant at (Peso)3.6 trillion as of each of September 30, 2005 and December 31, 2004.

Pursuant to the EPIRA, the Government assumed (Peso)200 billion of NPC’s debt obligations in March 2005. This was the primary reason for the 1.5% decrease in the 14 GOCC’s aggregate debt from (Peso)1.6 billion as of December 31, 2004 to (Peso)1.5 billion as of September 30, 2005. The Government’s assumption of such NPC debt did not, however, affect the total level of public sector debt as of September 30, 2005.

The nonfinancial public sector posted a total debt of (Peso)4.8 trillion as of September 30, 2005, equivalent to 92.2% of GDP. This amount represents a 4.4% increase from (Peso)4.6 trillion figure as of December 31, 2004.

Direct Debt of the Republic

The following table summarizes the outstanding direct debt of the Republic as of the dates indicated.

OUTSTANDING DIRECT DEBT OF THE REPUBLIC(1)(2)

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions)
Medium/long-term debt(3)
Domestic	(Peso)	822,269	(Peso)	1,065,976	(Peso)	1,207,816	(Peso)	1,423,638	(Peso)	1,526,688	$28,751
External		$22,082		$25,340		$29,727		$32,191		$32,466	$32,466(4)
Short-term debt(5)
Domestic	(Peso)	425,414	(Peso)	405,226	(Peso)	495,964	(Peso)	577,583	(Peso)	637,605	$12,008

Total debt	(Peso)	2,384,917	(Peso)	2,815,468	(Peso)	3,355,108	(Peso)	3,811,954	(Peso)	3,888,231	$73,225

Source: Bureau of the Treasury, Department of Finance.

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were converted to US dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Debt with original maturities of one year or longer.

(4)	The Government has incurred an aggregate of $2.1 billion of external debt since December 31, 2005.

(5)	Debt with original maturities of less than one year.

Direct Domestic Debt of the Republic

The following table summarizes the outstanding direct domestic debt of the Republic as of the dates indicated.

OUTSTANDING DIRECT DOMESTIC DEBT OF THE REPUBLIC(1)(2)

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions)
Loans
Direct	(Peso)	15,317	(Peso)	15,609	(Peso)	15,560	(Peso)	28,300	(Peso)	27,852	$525
Assumed		13,858		8,251		2,297		2,294		2,294	43

Total loans		29,175		23,860		17,856		30,594		30,147	568
Securities
Treasury bills		425,414		405,226		495,964		577,583		637,605	12,008
Treasury notes/bonds		793,094		1,042,115		1,189,960		1,393,043		1,496,541	28,183

Total securities		1,218,508		1,447,342		1,685,924		1,970,626		2,134,147	40,191

Total debt	(Peso)	1,247,683	(Peso)	1,471,202	(Peso)	1,703,781	(Peso)	2,001,220	(Peso)	2,164,293	$40,759

Source: Bureau of the Treasury, Department of Finance.

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were converted to US dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

The following table sets out the direct domestic debt service requirements of the Republic for the years indicated.

DIRECT DOMESTIC DEBT SERVICE REQUIREMENTS OF THE REPUBLIC(1)

Year	Principal Repayments		Interest Payments		Total(2)
	(in millions)
2001	(Peso)	54,038	(Peso)	112,592	(Peso)	166,630	$3,268
2002		80,944		119,985		200,929	3,928
2003		147,322		147,565		294,887	5,308
2004		222,406		169,997		392,403	6,976
2005		253,492		190,352		443,844	8,359
2006(3)		262,598		226,494		489,091	8,734
2007(3)		235,465		216,159		451,624	8,065
2008(3)		196,656		196,719		393,375	7,025
2009(3)		163,090		181,957		345,047	6,162
2010(3)		168,233		175,263		343,496	6,134

Source: Bureau of the Treasury, Department of Finance.

(1)	Excludes debt service in respect of Government debt that is on-lent to Government owned corporations and other public sector entities guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	For 2001 to 2005, amounts in pesos were converted to US dollars using the applicable Bangko Sentral reference exchange rates at the end of each period. For 2006 through 2010, amounts in pesos were converted to US dollars using an exchange rate of $1.00=(Peso)56.00.

(3)	Projected, based on debt outstanding as of December 31, 2005.

Direct External Debt of the Republic

The following table summarizes the outstanding external direct debt of the Republic as of the dates indicated.

OUTSTANDING DIRECT EXTERNAL DEBT OF THE REPUBLIC(1)(2)

	As of December 31,
	2001	2002	2003	2004	2005
	(in millions)
Loans
Multilateral	$4,323	$4,390	$4,626	$4,581	$ 4,482
Bilateral	7,236	8,167	9,277	9,503	8,248
Commercial	841	925	929	971	582

Total loans	12,400	13,482	14,832	15,055	13,312
Securities
Eurobonds	915	1,062	1,637	1,775	1,392
Brady Bonds	1,287	1,190	1,092	846	774
Yen Bonds	949	959	794	825	424
Notes	1,010	400	200	0	0
Global Bonds	5,396	8,246	10,546	13,064	16,314
T-Bills	125	—	625	625	250

Total securities	9,682	11,857	14,895	17,135	19,154

Total	$22,082	$25,340	$29,727	$32,190	$32,466

Source: Bureau of the Treasury, Department of Finance

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates at the end of each period.

(3)	The Government has incurred an additional $1.5 million and €500 million of external debt since December 31, 2005.

The following table sets out, by designated currency and the equivalent amount in US dollars, the outstanding direct external debt of the Republic as of December 31, 2005.

SUMMARY OF OUTSTANDING DIRECT EXTERNAL

DEBT BY THE REPUBLIC BY CURRENCY(1)

(as of December 31, 2005)

	Amount in Original Currency	Equivalent Amount in US dollars(2)		% of Total
	(in millions, except percentages)
US Dollar	21,784	21,784		67.10%
Japanese Yen	911,883	7,737		23.83%
European Currency Unit	1,293	1,530		4.71%
Special Drawing Rights	676	970		2.99%
French Franc	673	122		0.37%
Austrian Schilling	1,344	116		0.36%
Swiss Franc	114	86		0.27%
Deutsche Mark	94	57		0.18%
Pound Sterling	11	19		0.06%
Belgian Franc	539	16		0.05%
Kuwait Dinar	4	14		0.04%
Danish Kroner	30	5		0.01%
Korean Won	3,465	3		0.01%
Italian Lire	5,812	4		0.01%
Sweden Kroner	10	1		0.00%
Canadian Dollar	2	2		0.00%

Total		32,466	(3)	100.00%

Source: Bureau of the Treasury, Department of Finance.

(1)	Includes Government debt that is on-lent to Government-owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates as of December 29, 2005.

(3)	The Government has incurred an additional $1.5 million and €500 million of external debt since December 31, 2005.

The following table sets out the direct external debt service requirements of the Republic for the years indicated.

DIRECT EXTERNAL DEBT SERVICE REQUIREMENTS OF THE REPUBLIC(1)(2)

Year	Principal Repayments	Interest Payments	Total
	(in millions)
2002	$1,707	$1,180	$2,888
2003	1,611	1,329	2,940
2004	2,104	1,616	3,720
2005	2,366	2,061	4,428
2006(3)	2,126	2,024	4,150
2007(3)	1,440	2,339	3,779
2008(3)	1,836	2,537	4,373
2009(3)	2,048	2,738	4,786
2010(3)	1,974	2,965	4,939

Source: Bureau of the Treasury, Department of Finance.

(1)	Excludes debt service in respect of Government debt that is on-lent to Government-owned corporations and other public sector entities or guaranteed by the Government, other than debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	For 2002 through 2005, amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates prevailing on the date of payment. For 2006 through 2010, amounts in original currencies were converted to US dollars using an exchange rates of 1US$=(Peso)56.00.

(3)	Projected, based on debt outstanding as of December 31, 2005.

Government Guaranteed Debt

The following table sets out all Republic guarantees of indebtedness, including guarantees assumed by the Government, as of the dates indicated.

SUMMARY OF OUTSTANDING GUARANTEES OF THE REPUBLIC(1)(2)

	As of December 31,
	2001		2002		2003		2004		2005
	(in millions)
Domestic	(Peso)	23,167	(Peso)	19,070	(Peso)	22,635	(Peso)	33,135	(Peso)48,183	$907
External		$9,177		$10,757		$12,348		$14,232	$10,135	$10,135

Total										$11,042

Source: Bureau of the Treasury, Department of Finance.

(1)	Includes debt originally guaranteed by the Government and debt guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(2)	Amounts in original currencies were converted to US dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

Payment History of Foreign Debt

In early 1985 and in 1987, the Government rescheduled principal maturities of most medium- and long-term liabilities owed to commercial bank creditors falling due between October 1983 and December 1992. The

Philippines normalized its relationship with foreign bank creditors in 1992 after issuing Brady Bonds in exchange for its commercial bank debt.

The Philippines rescheduled portions of its obligations to official creditors, such as foreign Governments and their export credit agencies, five times between 1984 and 1994 as follows.

Date of Rescheduling Agreement	Rescheduled Amount	New Maturity (From Date of Rescheduling Agreement)	Grace Period
December 1984	$896 million	10 years	5 years
January 1987	$1.1 billion	10 years	5.5 years
May 1989	$1.8 billion	8.5 years	5 years
June 1991	$1.5 billion	15-20 years	6.5 years
July 1994(1)	$498 million	15-20 years	8-10 years

(1)	Not implemented. See discussion in following paragraph.

In December 1994, the Government decided not to avail itself of the July 1994 rescheduling agreement to accelerate the country’s graduation from rescheduling country status. As of June 30, 1999, the Republic’s rescheduled obligations with its bilateral creditors amounted to $2.2 billion, with Japan at $1.2 billion and the United States at $506 million having the largest exposures.

In addition to debt restructuring, the Republic has engaged in debt buyback, debt-to-equity, debt-for-debt, debt-for-nature and other debt reduction arrangements to reduce its debt by at least $6 billion. The Republic intends to maintain various efforts to manage its debt portfolio to improve yield and maturity profiles. The Republic may utilize proceeds from debt issues for the purpose of repurchasing outstanding debt through a variety of methods, including public auctions and repurchases of debt securities in the open markets.

While there have been a number of reschedulings of the Republic’s debt to its bilateral creditors in the past few years, the Republic has not defaulted on, and has not attempted to restructure, the payment of principal or interest on any of its external securities in the last 20 years.

Brady Bonds.    In 1992, the Philippines issued approximately $3.3 billion of Brady Bonds, maturing between 2007 and 2018, in exchange for commercial bank debt, and secured, as to repayment of principal at stated maturity, $1.9 billion of the bonds with zero-coupon bonds purchased by the Republic in the open market. As of year-end 1997, cash and short-term investment grade securities deposited with the Federal Reserve Bank of New York, as collateral agent, secured the payment of approximately 12 to 14 months of interest on $1.6 billion of the Brady Bonds.

In October 1996, the Government exchanged $6.5 million of its Series A Principal Collateralized Interest Reduction Bonds due 2018 and approximately $628 million of its Series B Principal Collateralized Interest Reduction Bonds due 2017 for $551 million of its $690 million 8.75% Bonds due 2016. After the exchange, approximately $2.3 billion of the Brady Bonds remained outstanding. The exchange generated significant savings in debt service and the release of the US Treasury securities held as collateral with respect to the exchanged bonds and established a liquid and long-term sovereign benchmark extending the maturity of the Philippine debt profile. The exchange resulted in the redemption, at a discount, of approximately $635 million of Brady Bonds. In addition, the Brady Bond exchange freed more than $124 million in cash from the collateral released in the retirement of the Brady Bonds.

In October 1999, the Government exchanged approximately $401 million of its Principal Collateralized Interest Reduction Bonds, $165 million of its Interest Reduction Bonds and $54 million of its Floating Rate Debt

Conversion Bonds for approximately $544 million of 9.50% Global Bonds due 2024. After the exchange, approximately $1.5 billion of the Brady Bonds remained outstanding. Similar to the October 1996 exchange, this exchange generated significant savings in debt service and the release of the US Treasury securities held as collateral with respect to the exchanged bonds and established a sovereign benchmark extending the maturity of the Philippine debt profile. The exchange freed approximately $149 million in cash from the collateral released in the retirement of the Brady Bonds.

In February 2004, the Republic exchanged approximately $46 million original principal amount of its Principal Collateralized Interest Reduction Bonds, $123 million original principal amount of its Interest Reduction Bonds, $141 million original principal amount of its Floating Rate Debt Conversion Bonds and $917 million of outstanding global bonds for approximately $1.2 billion in 8.375% Global Bonds due 2011. In addition, the Republic issued approximately $120 million in 8.375% Global Bonds due 2011 pursuant to a concurrent cash offering.

In April 2006, the Republic announced its intention to redeem the outstanding balance of approximately $410,964,000 of its Series B Principal Collateralized Interest Reduction Bonds due December 1, 2017. The redemption is scheduled to occur on June 1, 2006.

The following table sets out the foreign currency bonds issued by the Republic.

FOREIGN CURRENCY BONDS ISSUED BY THE REPUBLIC

	Outstanding Balance as of Issue Date	Outstanding Balance as of December 31, 2005
	(in millions)
Brady Bonds(1)	$5,939	$774

Interest Reduction Bonds	3,348	78
Principal Collateralized Interest Reduction Bonds	1,894	537
Debt Conversion Bonds	697	159
Total
Japanese Yen Bonds(2)	424	424

Seventh Series	—	—
Shibosai Series A	424	424
Total
Notes	—	—
Global bonds	17,231	16,314
Eurobonds(2)	1,959	1,392
T-Bills	250	250

Total foreign bonds	$25,803	$19,154	(3)

Source: Bureau of the Treasury, Department of Finance.

(1)	The difference between the amount of the Brady Bonds originally issued and the amount currently outstanding represents repurchases of such Bonds by the Republic in the secondary market (or their acquisition in connection with debt for equity and similar transactions), the 1996 Brady Bond exchange, the cancellation of some of the Bonds and principal repayments.

(2)	Yen and Euro denominated bonds were converted to US dollars using Bangko Sentral’s reference exchange rate as of December 29, 2005.

(3)	The Government has incurred an additional $1.5 million and €500 million of external debt since December 31, 2005.

DESCRIPTION OF THE SECURITIES

Description of the Debt Securities

The Philippines may issue debt securities in separate series at various times. The description below summarizes the material provisions of the debt securities that are common to all series and the Fiscal Agency Agreement. Each series of the debt securities will be issued pursuant to a fiscal agency agreement (each, as applicable to a series of debt securities, the “Fiscal Agency Agreement”). Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the debt securities. Therefore, the Philippines urges you to read the form of the Fiscal Agency Agreement and the form of global bond before deciding whether to invest in the debt securities. The Philippines has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities are described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

You can find the definitions of certain capitalized terms in the subsection titled “Glossary of Certain Defined Terms” located at the end of this section.

General Terms of the Bonds

The prospectus supplement that relates to your debt securities will specify the following terms:

•	The aggregate principal amount and the designation;

•	The currency or currencies or composite currencies of denomination and payment;

•	Any limitation on principal amount and authorized denominations;

•	The percentage of their principal amount at which the debt securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, for the debt securities and, if variable, the method by which the interest rate or rates will be calculated;

•	Whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	The dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	Where and how the Philippines will pay principal and interest;

•	Whether and in what circumstances the debt securities may be redeemed before maturity;

•	Any sinking fund or similar provision;

•	Whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•	If issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	Whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”).

If the Philippines issues debt securities at an original issue discount, in bearer form or payable in a currency other than the US dollar, the prospectus supplement relating to the debt securities will also describe applicable US federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, the Philippines will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The record date will be specified in the applicable prospectus supplement. The Philippines will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Philippines will make payments in US dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement, the Philippines will pay interest by check, payable to the registered holder.

If the relevant debt security has joint holders, the check will be payable to all of them or to the person designated by the joint holders at least three business days before payment. The Philippines will mail the check to the address of the registered holder in the bond register and, in the case of joint holders, to the address of the joint holder named first in the bond register.

The Philippines will make any payment on debt securities in bearer form at the designated offices or agencies of the fiscal agent, or any other paying agent, outside of the United States. At the option of the holder of debt securities, the Philippines will pay by check or by transfer to an account maintained by the payee with a bank located outside of the United States. The Philippines will not make payments on bearer securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Philippines will not make any payment by mail to an address in the United States or by transfer to an account with a bank in the United States, Nevertheless, the Philippines will make payments on a bearer security denominated and payable in US dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to the Philippines.

If the Philippines issues bearer securities, it will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by the Philippines to the fiscal agent for the payment of principal or interest for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to the Philippines. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid. However, the Philippines’ obligations to pay the principal of, and interest on, the debt securities as they become due will not be affected by such repayment.

You will not be permitted to submit a claim to the Philippines for payment of principal or interest on any series of debt securities unless made within ten years, in the case of principal, and five years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Philippines anticipates that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security.    The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the Fiscal Agency Agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•	must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder of the debt securities; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from the Philippines.

The Philippines understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

The Philippines will issue certificated securities and register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the United States Securities Exchange Act of 1934 and the Philippines does not appoint a successor depositary within 90 days;

•	the Philippines determines, in its sole discretion, not to have a series of debt securities represented by a global security; or

•	a default occurs that entitles the holders of the debt securities to accelerate the maturity date and such default has not been cured.

In these circumstances, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form. Definitive debt securities in bearer form will not be issued in respect of a global security in registered form.

Beneficial Interests in and Payments on a Global Security.    Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Philippines expects the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security.

The Philippines also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Philippines has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Philippines also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities.    The Philippines may issue debt securities of a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear System and Clearstream Banking, société anonyme, or with a nominee identified in the applicable Prospectus Supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a bearer global security will be described in the applicable Prospectus Supplement.

Additional Amounts

The Philippines will make all payments on the debt securities without withholding or deducting any present or future taxes imposed by the Philippines or any of its political subdivisions, unless required by law. If Philippine law requires the Philippines to deduct or withhold taxes, it will pay the holders of the debt securities such additional amounts as are necessary to ensure that they receive the same amount as they would have received without such withholding or deduction.

The Philippines will not pay, however, any additional amounts if the holder of the debt securities is liable for Philippine tax because:

•	the holder of the debt securities is connected with the Philippines other than by merely owning the debt security or receiving income or payments on the bond; or

•	the holder of the debt securities failed to comply with any reasonable certification, identification or other reporting requirement concerning the holder’s nationality, residence, identity or connection with the Philippines, if compliance with such requirement is required by any statute or regulation of the Philippines as a precondition to exemption from withholding or deduction of taxes; or

•	the holder of the debt securities failed to present its debt security for payment within 30 days of when the payment is due or when the Philippines makes available to the holder of the debt securities or the relevant fiscal or paying agent a payment of principal or interest, whichever is later. Nevertheless, the Philippines will pay additional amounts to the extent the holder would have been entitled to such amounts had it presented its debt security for payment on the last day of the 30 day period.

Status of Bonds

While outstanding, the debt securities will:

•	constitute direct, unconditional and unsecured obligations of the Philippines;

•	rank at least equally in right of payment with all of the Philippines’ other unsecured and unsubordinated External Indebtedness, except as described below; and

•	continue to be backed by the full faith and credit of the Philippines.

Under Philippine law, unsecured debt (including guarantees of debt) of a borrower in insolvency or liquidation that is documented by a public instrument, as provided in Article 2244(14) of the Civil Code of the

Philippines, ranks ahead of unsecured debt that is not so documented. Debt is treated as documented by a public instrument if it is acknowledged before a notary or any person authorized to administer oaths in the Philippines. The Government maintains that debt of the Philippines is not subject to the preferences granted under Article 2244(14) or cannot be documented by a public instrument without acknowledgment of the Philippines as debtor. The Philippine courts have never addressed this matter, however, and it is uncertain whether a document evidencing the Philippines’ Peso or non-Peso denominated debt (including External Indebtedness), notarized without the Philippines’ participation, would be considered documented by a public instrument. If such debt were considered documented by a public instrument, it would rank ahead of the debt securities if the Philippines could not meet its debt obligations.

The Philippines has represented that it has not prepared, executed or filed any public instrument, as provided in Article 2244(14) of the Civil Code of the Philippines, relating to any External Indebtedness. It also has not consented or assisted in the preparation or filing of any such public instrument. The Philippines also agreed that it will not create any preference or priority in respect of any External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines unless its grants equal and ratable preference or priority to amounts payable under the debt securities.

Negative Pledge Covenant

If any debt securities are outstanding, the Philippines will not create or permit any Liens on its assets or revenues as security for any of its External Public Indebtedness, unless the Lien also secures the Philippines’ obligations under the debt securities. In addition, the Philippines will not create any preference or priority for any of its External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines, or any successor law, unless it grants equal and ratable preference or priority to amounts due under the debt securities.

The Philippines may create or permit a Lien:

•	on any property or asset (or any interest in such property or asset) incurred when the property or asset was purchased, improved, constructed, developed or redeveloped to secure payment of the cost of the activity;

•	securing Refinanced External Public Indebtedness;

•	arising out of the extension, renewal or replacement of any External Public Indebtedness that is permitted to be subject to a lien pursuant to either of the previous two bullet points, as long as the principal amount of the External Public Indebtedness so secured is not increased;

•	arising in the ordinary course of banking transactions to secure External Public Indebtedness with a maturity not exceeding one year;

•	existing on any property or asset at the time it was purchased, or arising after the acquisition under a contract entered into before and not in contemplation of the acquisition, and any extension and renewal of that Lien which is limited to the original property or asset and secures any extension or renewal of the original secured financing;

•	that:

(A) arises pursuant to any legal process in connection with court proceedings so long as the enforcement of the lien is stayed and the Philippines is contesting the claims secured in good faith; or

(B) secures the reimbursement obligation under any surety given in connection with the release of any lien referred to in (A) above;

if it is released or discharged within one year of imposition; or

•	arising by operation of law, provided that any such Lien is not created or permitted to be created by the Philippines for the purpose of securing any External Public Indebtedness.

The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Philippines. Because Bangko Sentral is an independent entity, the Philippines and Bangko Sentral believe that the debt securities’ negative pledge covenant does not apply to Bangko Sentral’s international reserves. Bangko Sentral could therefore incur External Indebtedness secured by international reserves without securing amounts payable under the debt securities.

Events of Default

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Events of Default” below for a description of the corresponding terms of Collective Action Securities.

Each of the following constitutes an event of default with respect to any series of debt securities:

1. Non-Payment:    the Philippines does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

2. Breach of Other Obligations:    the Philippines fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Philippines at the corporate trust office of the fiscal agent in New York City;

3. Cross Default and Cross Acceleration:

(a)	the Philippines fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)	any External Public Indebtedness of the Philippines or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption;

For purposes of this event of default, the US dollar equivalent for non-US dollar debt will be computed using the middle spot rate for the relevant currency against the US dollar as quoted by The Chase Manhattan Bank on the date of determination.

4. Moratorium:    the Philippines declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

5. Validity:

(a)	the Philippines, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Philippines denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)	any legislative executive, or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Philippines’ obligations under such series of debt securities or the related Fiscal Agency Agreement;

6. Failure of Authorizations:    any legislative, executive or constitutional authorization necessary for the Philippines to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

7. Control of Assets:    The Philippines or the central monetary authority does not at all times exercise full control over the Philippines’ International Monetary Assets; or

8. IMF Membership:    The Philippines ceases to be a member of the IMF or losses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Philippines and the fiscal agent. In the case of an event of default described in paragraphs 1 or 4 above, any holder of the debt securities may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to the Philippines and the fiscal agent.

Investors should note that:

•	despite the procedure described above, no debt securities may be declared due and payable if the Philippines cures the applicable event of default before it receives the written notice from the holder of the debt securities;

•	the Philippines is not required to provide periodic evidence of the absence of defaults; and

•	the Fiscal Agency Agreement does not require the Philippines to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Modifications and Amendments; Bondholders’ Meetings” for a description of the corresponding terms of Collective Action Securities.

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Philippines to pay additional amounts on account of withholding taxes or deductions; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement or the terms of such series of debt securities.

With respect to other types of amendment or modification, the Philippines may, with the consent of the holders of at least a majority in principal amount of the debt securities of a series that are outstanding, modify and amend that series of debt securities or, to the extent the modification or amendment affects that series of debt securities, the Fiscal Agency Agreement.

The Philippines may at any time call a meeting of the holders of a series of debt securities to seek the holders’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Philippines. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

The Persons entitled to vote a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting of the holders of the debt securities. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Philippines that benefit holders of the debt securities;

•	surrender any right or power given to the Philippines;

•	secure the debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Replacement of Debt Securities

If a debt security becomes mutilated, defaced, destroyed, lost or stolen, the Philippines may issue, and the fiscal agent will authenticate and deliver, a substitute debt security. The Philippines and the fiscal agent will require proof of any claim that a debt security was destroyed, lost or stolen.

The applicant for a substitute debt security must indemnify the Philippines, the fiscal agent and any other agent for any losses they may suffer relating to the debt security that was destroyed, lost or stolen. The applicant will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

Fiscal Agent

The Philippines will appoint a fiscal agent or agents in connection each series of the debt securities whose duties would be governed by the related Fiscal Agency Agreement. Different fiscal agents may be appointed for different series of debt securities. The Philippines may maintain bank accounts and a banking relationship with each fiscal agent. Each fiscal agent is the agent of the Philippines and does not act as a trustee for the holders of the debt securities.

Notices

All notices will be mailed to the registered holders of a series of debt securities. If a depositary is the registered holder of global securities, each beneficial holder must rely on the procedures of the depositary and its participants to receive notices, subject to any statutory or regulatory requirements.

If the Philippines lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, all notices to holders of that series of debt securities will be published in a daily newspaper of general circulation in Luxembourg. The Philippines expects that the Luxemburger Wort will be the newspaper. If notice cannot be published in an appropriate newspaper, notice will be considered validly given if made pursuant to the rules of the Luxembourg Stock Exchange.

Governing Law

The Fiscal Agency Agreement and the debt securities will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing the authorization, execution and delivery of the debt securities and the Fiscal Agency Agreement by the Philippines will be governed by the laws of the Philippines.

Further Issues of Debt Securities

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Further Issues of Debt Securities” for a description of the corresponding terms of Collective Action Securities.

The Philippines may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Philippines may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further Debt Securities forming a single series with the outstanding Debt Securities of any series constituted by a Fiscal Agency Agreement shall be constituted by an agreement supplemental to such relevant Fiscal Agency Agreement.

Jurisdiction and Enforceability

The Philippines is a foreign sovereign government and your ability to collect on judgments of US courts against the Philippines may be limited.

The Philippines will irrevocably appoint the Philippine Counsel General in New York, New York as its authorized agent to receive service of process in any suit based on any series of debt securities which any holder of the debt securities may bring in any state or federal court in New York City. The Philippines submits to the jurisdiction of any state or federal court in New York City or any competent court in the Philippines in such action. The Philippines waives, to the extent permitted by law, any objection to proceedings in such courts. The Philippines also waives irrevocably any immunity from jurisdiction to which it might otherwise be entitled in any suit based on any series of debt securities.

Because of its waiver of immunity, the Philippines would be subject to suit in competent courts in the Philippines. Judgments against the Philippines in state or federal court in New York City would be recognized and enforced by the courts of the Philippines in any enforcement action without re-examining the issues if:

•	such judgment were not obtained by collusion or fraud;

•	the foreign court rendering such judgment had jurisdiction over the case;

•	the Philippines had proper notice of the proceedings before the foreign court; and

•	such judgment were not based upon a clear mistake of law or fact.

Notwithstanding any of the above, the Philippine Counsel General is not the agent for receipt of service for suits under the US federal or state securities laws, and the Philippines’ waiver of immunity does not extend to those actions. In addition, the Philippines does not waive immunity relating to its:

•	properties and assets used by a diplomatic or consular mission;

•	properties and assets under the control of its military authority or defense agency; and

•	properties and assets located in the Philippines and dedicated to a public or Governmental use.

If you bring a suit against the Philippines under federal or state securities laws, unless the Philippines waives immunity, you would be able to obtain a United States judgment against the Philippines only if a court determined that the Philippines is not entitled to sovereign immunity under the United States Foreign Sovereign Immunities Act. Even if you obtained a United States judgment in any such suit, you may not be able to enforce the judgment in the Philippines. Moreover, you may not be able to enforce a judgment obtained under the Foreign Sovereign Immunities Act against the Philippines’ property located in the United States except under the limited circumstances specified in the act.

Glossary of Certain Defined Terms

Certain definitions used in the Fiscal Agency Agreement are set forth below. For a full explanation of all of these terms or any capitalized terms used in this section you should refer to the Fiscal Agency Agreement.

“External Indebtedness” means Indebtedness denominated or payable by its terms, or at the option of the holder, in a currency or currencies other than that of the Philippines.

“External Public Indebtedness” means any External Indebtedness in the form of bonds, debentures, notes or other similar instruments or other securities which is, or is eligible to be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

“Indebtedness” means any indebtedness for money borrowed or any guarantee of indebtedness for money borrowed.

“International Monetary Assets” means all (i) gold, (ii) Special Drawing Rights, (iii) Reserve Positions in the Fund and (iv) Foreign Exchange.

“Lien” means any mortgage, deed of trust, charge, pledge, lien or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

“Refinanced External Public Indebtedness” means the US$130,760,000 Series A Interest Reduction Bonds due 2007 issued by the Republic on December 1, 1992, the US$626,616,000 Series B Interest Reduction Bonds due 2008 issued by the Republic on December 1, 1992, the US$153,490,000 Series A Principal Collateralized Interest Reduction Bonds due 2018 issued by the Republic on December 1, 1992 and the US$1,740,600,000 Series B Collateralized Interest Reduction Bonds due 2017 issued by the Republic on December 1, 1992.

“Special Drawing Rights,” “Reserve Positions in the Fund” and “Foreign Exchange”, have, as to the type of assets included, the meanings given to them in the IMF’s publication entitled “International Financial Statistics” or any other meaning formally adopted by the IMF from time to time.

Description of the Warrants

The description below summarizes some of the provisions of warrants for the purchase of bonds that the Republic may issue from time to time and of the Warrant Agreement. Copies of the forms of warrants and the Warrant Agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

Each series of warrants will be issued under a warrant agreement to be entered into between the Republic and a bank or trust company, as warrant agent. The prospectus supplement relating to the series of warrants will set forth:

•	The terms of the bonds purchasable upon exercise of the warrants, as described above under “Description of Bonds—General Terms of the Bonds”;

•	The principal amount of bonds purchasable upon exercise of one warrant and the exercise price;

•	The procedures and conditions for the exercise of the warrants;

•	The dates on which the right to exercise the warrants begins and expires;

•	Whether and under what conditions the warrants and any bonds issued with the warrants will be separately transferable;

•	Whether the warrants will be issued in certificated or global form and, if in global form, information with respect to applicable depositary arrangements;

•	If issued in certificated form, whether the warrants will be issued in registered or bearer form, whether they will be exchangeable between such forms, and, if issued in registered form, where they may be transferred and registered; and

•	Other specific provisions.

The warrants will be subject to the provisions set forth under “Description of the Securities—Description of the Debt Securities,” “—Governing Law” and “—Jurisdiction and Enforceability”.

Limitations on Issuance of Bearer Debt Securities

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person, except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities (without interest coupons) deposited with a common depositary in London for the Euroclear System for credit to designated accounts. Unless otherwise indicated in the applicable Prospectus Supplement:

•	each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•	any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations.

Bearer securities (other than temporary global debt securities) and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security, or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain (which might otherwise be characterized as capital gain) recognized on the disposition will be treated as ordinary income.

For purposes of this section, “United States person” means:

•	an individual citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

For purposes of this section, “United States” means United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

COLLECTIVE ACTION SECURITIES

The Philippines may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such series of debt securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration, voting on amendments, modifications, changes waivers and further issues of debt securities as follows:

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

1. Non-Payment:    the Philippines does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

2. Breach of Other Obligations:    the Philippines fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Philippines at the corporate trust office of the fiscal agent in New York City;

3. Cross Default and Cross Acceleration:

(a)	the Philippines fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)	any External Public Indebtedness of the Philippines or the central bank of the Philippines in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption;

For purposes of this event of default, the US dollar equivalent for non-US dollar debt will be computed using the middle spot rate for the relevant currency against the US dollar as quoted by JP Morgan Chase Bank on the date of determination.

4. Moratorium:    the Philippines declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

5. Validity:

(a)	the Philippines, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Philippines denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)	any legislative executive, or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Philippines’ obligations under such series of debt securities or the related Fiscal Agency Agreement;

6. Failure of Authorizations:    any legislative, executive or constitutional authorization necessary for the Philippines to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

7. Control of Assets:    The Philippines or the central bank of the Republic does not at all times exercise full control over the Republic’s International Monetary Assets; or

8. IMF Membership:    The Philippines ceases to be a member of the IMF or loses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Philippines and the fiscal agent. The holders of more than 50% of the aggregate principal amount of the outstanding debt securities of the affected series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Investors should note that:

•	despite the procedure described above, no debt securities may be declared due and payable if the Philippines cures the applicable event of default before it receives the written notice from the holders of the debt securities;

•	the Philippines is not required to provide periodic evidence of the absence of defaults; and

•	the Fiscal Agency Agreement does not require the Philippines to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The Philippines and the Fiscal Agent may, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding debt securities, voting at a meeting or by written consent, make any amendment, modification, change or waiver with respect to the debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or the due date of any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Philippines to pay any additional amounts on account of withholding taxes or deductions;

•	reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement, any amendment or supplement thereto, or the terms of such series of debt securities;

•	change the definition of “outstanding” with respect to the debt securities of such series;

•	permit early redemption of the debt securities of the series or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	change the governing law provision of the debt securities of that series;

•	change the courts to the jurisdiction of which the Philippines has submitted, the Philippines’ obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York, or the Philippines’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities of that series;

•	in connection with an exchange offer for the debt securities of that series, amend any event of default under the debt securities of that series; or

•	change the pari passu ranking of the debt securities.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the debt securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities) agree to the change.

With respect to other types of amendment or modification, the Philippines may, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities that are outstanding, modify and amend the debt securities or, to the extent the modification or amendment affects the debt securities, the Fiscal Agency Agreement or any amendment or supplement thereto.

The Philippines may at any time call a meeting of the holders of debt securities to seek the holders’ approval of the modification, or amendment, or obtain a waiver, of any provision of the debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Philippines. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

The holders of at least 10% of the aggregate principal amount of the debt securities that are outstanding may compel the fiscal agent to call a meeting of all holders of the debt securities.

For purposes of a meeting of the holders of the debt securities that does not propose to discuss reserved matters, the persons entitled to vote a majority in principal amount of the debt securities that are outstanding at the time will constitute a quorum. However, if such a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the outstanding principal amount will constitute a quorum when the meeting is rescheduled. For purposes of any meeting of holders that proposes to discuss reserved matters, as specified above, holders or proxies representing 75% of the aggregate principal amount of the outstanding notes will constitute a quorum. To vote at a meeting, a person must either hold outstanding debt securities or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and the debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Philippines that benefit holders of the debt securities;

•	surrender any right or power given to the Philippines;

•	secure the debt securities;

•	cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities owned, directly or indirectly, by the Philippines or any public sector instrumentality of the Philippines will be disregarded and deemed not to be outstanding (except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded). As used in this paragraph, “public sector instrumentality” means Bangko Sentral, any department, ministry or agency of the Philippines or any corporation, trust, financial institution or other entity owned or controlled by the Philippines or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Further Issues of Debt Securities

The Philippines may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities) provided, however, that such additional notes do not have a greater amount of original issue discount for U.S. federal tax purposes (“OID”) than the outstanding notes have as of the date of the issue of such additional notes. The Philippines may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding debt securities of any series constituted by a Fiscal Agency Agreement shall be constituted by an supplement to such relevant Fiscal Agency Agreement.

TAXATION

The following discussion summarizes certain Philippine and US federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Philippine Taxation

The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the global bonds in connection with the holding and disposition of the global bonds. The Republic uses the term “non-Philippine holders” to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

This summary is based on Philippine laws, rules, and regulations now in effect, all of which are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the global bonds, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to residents of the Republic.

Effect of Holding Global Bonds

Payments by the Republic of principal of and interest on the global bonds to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the global bonds or the receipt of principal or interest in respect thereof.

Taxation of Interest on the Global Bonds

When the Republic makes payments of principal and interest to you on the global bonds, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains

Non-Philippine holders of the global bonds will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a global bond if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder.

Documentary Stamp Taxes

No documentary stamp tax is imposed upon the transfer of the global bonds. A documentary stamp tax is payable upon the issuance of the global bonds and will be for the account of the Republic.

Estate and Donor’s Taxes

The transfer of a global bond by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over (Peso)200,000.

The transfer of a global bond by gift to an individual who is related to the nonresident holder will generally be subject to a Philippine donor’s tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceed (Peso)100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship.

The foregoing apply even if the holder is a nonresident holder. However, the Republic will not collect estate and donor’s taxes on the transfer of the global bonds by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a “Reciprocating Jurisdiction”). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

United States Tax Considerations

The following discussion summarizes certain US federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable US Treasury Regulations, published rulings, administrative pronouncements, and court decisions in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary deals only with US holders that hold debt securities as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, a person that will hold debt securities as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax exempt organization or a person whose “functional currency” is not the US dollar.

You will be a US holder if you are (i) an individual who is a citizen or resident of the United States, (ii) a corporation for US federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to execute primary supervision over its administration and one or more US persons have authority to control the substantial decisions of such trust. Notwithstanding the preceding sentence, to the extent provided in US Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elected to be treated as a United States person shall also be considered US Holders. If you are a partner in a partnership that holds debt securities, the tax consequences of an investment in debt securities will generally depend on the status of the partners and the activities of the partnership. If you are not a US holder, consult the discussions below under the captions “Non-US Holders” and “Information Reporting and Backup Withholding.”

You should consult your own tax advisor concerning the particular US federal income tax consequences to you of ownership and disposition of debt securities, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

United States Holders

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than US dollars (a “foreign currency”), the amount of interest income you will realize will be the US dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into US dollars. If you are an accrual basis US holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, as an accrual basis US holder, you may elect to translate all interest income on foreign currency denominated debt securities at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service (the “IRS”). If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Payments of interest on the debt securities will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit under your particular situation.

The Purchase, Sale and Retirement of Debt Securities

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you (and therefore generally your initial tax basis) will be the US dollar value of the foreign currency purchase price on the date of purchase calculated at (i) the exchange rate in effect on that date or (ii) if the foreign currency debt security is traded on an established securities market and you are a cash basis taxpayer, or if you are an accrual basis taxpayer that makes a special election, the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert US dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued but unpaid interest not previously included in income, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for US tax purposes generally will be the US dollar value of the foreign currency that you receive calculated at (i) the exchange rate in effect on the date the foreign currency debt security is disposed of or retired or (ii) if you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash basis US holder, or if you are an accrual basis holder that makes a special election, the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual non-corporate investors. Capital gain or loss, if any, recognized by a US holder generally will be treated as US source income or loss for US foreign tax credit purposes. The ability of US holders to offset capital losses against income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of full years to their maturity, the debt securities will be “OID debt securities”. The difference between the issue price and the stated redemption price at maturity of the debt securities will be the “original issue discount” or “OID”. The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Republic) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in OID debt securities you generally will be subject to the special tax accounting rules for OID obligations provided by the Code and certain US Treasury Regulations. You should be aware that, as described in greater detail below, if you invest in an OID debt security you generally will be required to include OID in ordinary gross income for US federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an OID debt security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of OID on that debt security for all days during the taxable year that you own the debt security. The daily portions of OID on an OID debt security are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that period. Accrual periods may be any length and may vary in length over the term of an OID debt security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of OID on an OID debt security allocable to each accrual period is determined by:

(i) multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii) subtracting from that product the amount (if any) of qualified stated interest payments allocable to that accrual period.

An OID debt security that is a floating rate debt security will be subject to special rules. Generally, if a floating rate debt security qualifies as a “variable rate debt instrument” (as defined in applicable US Treasury Regulations), then (i) all stated interest with respect to such floating rate debt security will be qualified stated interest and hence included in a US holder’s income in accordance with such US holder’s normal method of accounting for US federal income tax purposes, and (ii) the amount of OID, if any, will be determined under the general OID rules (as described above) by assuming that the variable rate is a fixed rate equal, in general, to the value, as of the issue date, of the floating rate.

If a floating rate debt security does not qualify as a “variable rate debt instrument”, such floating rate debt security will be classified as a contingent payment debt instrument and will be subject to special rules for calculating the accrual of stated interest and original issue discount.

Any special considerations with respect to the tax consequences of holding a floating rate debt security will be provided in the applicable prospectus supplement.

The “adjusted issue price” of an OID debt security at the beginning of any accrual period will generally be the sum of its issue price (including any accrued interest) and the amount of OID previously includable in the gross income of the holder, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an OID debt security, other than qualified stated interest, generally will be viewed first as payments of previously accrued OID (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including OID income, you will generally be required to include in your gross income increasingly greater amounts of OID over the life of OID debt security.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under the caption “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis.

In the case of an OID debt security that is also a foreign currency debt security, you should determine the US dollar amount includible as OID for each accrual period by (i) calculating the amount of OID allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payment or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an OID debt security that is also a foreign currency debt security you may recognize a different amount of OID income in each accrual period than would be the case if you were the holder of an otherwise similar OID debt security denominated in US dollars. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the OID debt security), you will recognize ordinary income or loss measured by the difference between the amount received, translated into US dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the OID debt security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an OID debt security outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an OID debt security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of OID, calculated as described above. However, if you acquire an OID debt security at a price (i) less than or equal to the remaining redemption amount but (ii) greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions to reflect the premium paid over the adjusted issue price. (As discussed under “Premium and Market Discount” below, if you purchase an OID debt security at a price greater than its remaining redemption amount, the OID rules described in this section will not apply.) The “remaining redemption amount” for an OID debt security is the total of all future payments to be made on the debt security other than qualified stated interest.

Certain of the OID debt securities may be redeemed prior to maturity, either at the option of the Republic or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. OID debt securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase OID debt securities with these features, you should carefully examine the pricing supplement and consult your tax advisor about their treatment since the tax consequences of OID will depend, in part, on the particular terms and features of the debt securities.

OID accrued with respect to an OID debt security will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit under your particular situation.

Short-Term Debt Securities

Special rules may apply to a debt security with a maturity of one year or less (“a short-term debt security”). If you are an accrual basis holder, you will be required to accrue OID on the short-term debt security on either a straight line basis or, at the election of the holder, under a constant yield method (based on daily compounding). No interest payments on a short-term debt security will be qualified stated interest. Consequently, such interest payments are included in the short-term debt security’s stated redemption price at maturity. Since the amount of OID is calculated in the same manner as described above under “Original Issue Discount,” such interest payments may give rise to OID (or acquisition discount, as defined below) even if the short-term debt securities are not actually issued at a discount. If you are a cash basis holder and do not elect to include OID in income as it accrues, you will not be required to include OID in income until you actually receive payments on the debt security. However, you will be required to treat any gain upon the sale, exchange or retirement of the debt security as ordinary income to the extent of the accrued OID on the debt security that you have not yet taken into income at the time of the sale. Also, if you borrow money (or do not repay outstanding debt) to acquire or hold the debt security, you may not be allowed to deduct interest on the borrowing that corresponds to accrued OID on the debt security until you include the OID in your income.

Alternatively, regardless of whether you are a cash basis or accrual basis holder, you can elect to accrue any “acquisition discount” with respect to the short-term debt security on a current basis. Acquisition discount is the excess of the stated redemption price at maturity of the debt security over the purchase price. Acquisition discount will be treated as accruing rateably or, at the election of the holder, under a constant yield method (based on daily compounding). If you elect to accrue acquisition discount, the OID rules will not apply. US holders should consult their own tax advisors as to the application of these rules.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase a debt security, you should carefully examine the pricing supplement and consult your tax advisor about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into US dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date when the holder acquired the debt security. For a US holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

A debt security, other than a short-term debt security, will be treated as purchased at a market discount (a “market discount debt security”) if the debt security’s stated redemption price at maturity or, in the case of OID debt security, the debt security’s “revised issue price”, exceeds the amount for which the US Holder purchased the debt security by at least one-fourth of one per cent (0.25%) of such debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity. For these purposes, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security.

Any gain recognized on the maturity or disposition of a market discount debt security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such debt security. Alternatively, a US holder of a market discount debt security may elect to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing US holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

Market discount on a market discount debt security will accrue on a straight line basis unless the US holder elects to accrue such market discount on a constant yield method. Such an election shall apply only to the debt security with respect to which it is made and may not be revoked. A US holder of a market discount debt security that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such debt security in an amount not exceeding the accrued market discount on such debt security until the maturity or disposition of such debt security. Any accrued market discount on a foreign currency debt security that is currently includable in income will generally be translated into US dollars at the average rate for the accrual periods (or portion thereof within the holder’s taxable year).

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payment

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest rate index. We will provide a detailed description of the tax considerations relevant to US holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Non-US Holders

The following summary applies to you if you are not a US holder, as defined above.

Subject to the discussion below under the caption “Information Reporting and Backup Withholding”, the interest income that you derive in respect of the debt securities generally will be exempt from US federal income taxes, including US withholding tax on payments of interest (including OID) unless such income is effectively connected with the conduct of a trade or business within the United States. Further, any gain you realize on a sale or exchange of debt securities generally will be exempt from US federal income tax, including US withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business within the United States; or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to certain payments made within the United States of interest on a debt security, including payments made by the US office of a paying agent, broker or other intermediary, and to proceeds of a sale, exchange, or retirement of debt security effected at the US office of a US or foreign broker. A “backup withholding” tax may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or to otherwise comply with the applicable backup withholding rules. Certain persons (including, among others, corporations) and non-US holders which provide an appropriate certification or otherwise qualify for exemption are not subject to the backup withholding and information reporting requirements.

The proceeds of the sale, exchange, retirement or other disposition of debt securities effected through a foreign office of a broker that is a US controlled person will be subject to information reporting, but are not generally subject to backup withholding. A “US controlled person” is (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person for which 50% or more of its gross income from all sources, over as specified three year period, is effectively connected with a United States trade or business or (iv) a foreign partnership that, at any time in its taxable year, is 50% or more (by income or capital interest) owned by a United States person or is engaged in the conduct of a United States trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a US holder generally may be claimed as a credit against such holder’s US federal income tax liability provided the appropriate information is furnished to the IRS.

PLAN OF DISTRIBUTION

The Republic may sell the debt securities or warrants in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities or warrants will set out:

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to the Republic from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed, reallowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, the underwriters will benefit from certain conditions that must be satisfied before they are obligated to purchase such securities and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If the Republic sells debt securities or warrants through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis.

The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

The Republic may offer securities as full, partial or alternative consideration for the purchase of other securities of the Republic, either in connection with a publicly announced tender, exchange or other offer for such securities or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of securities directly or through underwriters or agents.

Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the US Securities Act of 1933, or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic in the ordinary course of business.

In compliance with NASD guidelines the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to the prospectus and applicable prospectus supplements will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Unless otherwise specified in the applicable prospectus supplement, if the Republic offers and sells securities outside the United States, each underwriter or dealer will acknowledge that:

•	the securities offered have not been and will not be registered under the US Securities Act of 1933; and

•	may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act of 1933. Each participating underwriter or dealer will agree that it has not offered or sold, and will not offer or sell, any debt securities constituting part of its allotment in the United States except in accordance with Rule 903 of Regulation S under the US Securities Act of 1933. Accordingly, each underwriter or dealer will agree that neither the underwriter nor dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the securities.

VALIDITY OF THE SECURITIES

The Secretary of the Department of Justice of the Republic will provide an opinion on behalf of the Republic as to the validity of the securities under Philippine law. Allen & Overy, United States counsel for the Republic, will provide an opinion on behalf of the Republic as to the validity of the securities under US and New York State law. US and Philippine counsel named in the applicable prospectus supplement will provide an opinion as to certain legal matters on behalf of the underwriters named in the applicable prospectus supplement.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The authorized agent of the Republic in the United States is Hon. Cecilia B. Rebong, Consul General, the Philippine Consulate General, 556 Fifth Avenue, New York, New York 10036-5095.

EXPERTS; OFFICIAL STATEMENTS AND DOCUMENTS

Hon. Omar Cruz, in his official capacity as National Treasurer of the Republic, reviewed the information set forth in the prospectus relating to the Republic, which information is included in the prospectus on his authority.

FURTHER INFORMATION

The Republic filed a registration statement with respect to the securities with the Securities and Exchange Commission under the US Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning the Republic and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

DEBT TABLES OF THE REPUBLIC OF THE PHILIPPINES

GUARANTEED EXTERNAL DEBTS OF THE REPUBLIC OF THE PHILIPPINES

As of December 31, 2005

(in millions)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
GRAND TOTAL						16,321.19		10,134.97

I. NATIONAL GOVERNMENT DIRECT GUARANTEE ON GOCC LOANS						15,860.33		9,972.54

A. LOANS						12,553.72		6,400.10

DEUTSCHE MARKS					800.80	520.66	377.70	228.61

	FIXED RATE	7.0000%	1995	2035	30.70	20.28	26.70	16.16
	FIXED RATE	2.0000%	1990	2020	150.00	99.11	22.26	13.47
	FIXED RATE	2.0000%	1988	2018	46.00	30.39	28.75	17.40
	FIXED RATE	9.0000%	1992	2032	72.80	39.64	64.94	39.30
	FIXED RATE	9.0000%	1993	2033	60.00	39.64	60.00	36.32
	FIXED RATE	9.0000%	1993	2023	30.40	20.09	30.40	18.40
	FIXED RATE	2.0000%	1981	2016	15.50	10.24	4.68	2.83
	FIXED RATE	2.0000%	1981	2011	0.60	0.40	0.18	0.11
	FIXED RATE	7.5000%	1995	2035	14.75	9.75	14.75	8.93
	FIXED RATE	2.0000%	1981	2011	4.70	3.11	1.39	0.84
	FIXED RATE	2.0000%	1979	2009	7.00	4.63	1.23	0.74
	FIXED RATE	2.0000%	1979	2015	35.80	23.65	9.65	5.84
	FIXED RATE	7.5000%	1995	2035	50.10	33.10	44.70	27.06
	FIXED RATE	2.0000%	1979	2009	2.80	1.85	0.49	0.30
	FIXED RATE	9.0000%	1993	2033	145.00	95.81	9.20	5.57
	FIXED RATE	9.0000%	1995	2036	12.80	8.46	6.86	4.15
	FIXED RATE	6.5000%	1996	2036	50.00	33.04	41.00	24.82
	GERMAN CAPITAL MARKET RATE	0.0000%	1991	2031	17.25	11.40	2.34	1.42
	GERMAN CAPITAL MARKET RATE	0.0000%	1993	2007	39.60	26.17	5.54	3.35
	GERMAN CAPITAL MARKET RATE	0.0000%	1993	2007	15.00	9.91	2.65	1.60
EURO					33.99	43.93	27.84	32.95

	INTEREST FREE	0.0000%	2000	2013	7.81	10.09	6.77	8.01
	FIXED RATE	0.7500%	2001	2040	9.35	12.08	7.48	8.86
	FIXED RATE	0.7500%	2001	2040	9.35	12.08	6.99	8.27
	LIBOR	0.0000%	2003	2013	7.48	9.67	6.60	7.81
SPANISH PESETAS					631.12	4.49	418.77	2.98

	FIXED RATE	2.5000%	1993	2013	631.12	4.49	418.77	2.98
FRENCH FRANCS					469.61	84.75	243.84	44.01

	FIXED RATE	6.8500%	1994	2006	9.42	1.70	2.00	0.36
	FIXED RATE	3.0000%	1990	2021	4.86	0.88	3.89	0.70
	FIXED RATE	3.0000%	1990	2021	0.38	0.07	0.32	0.06
	FIXED RATE	3.0000%	1990	2021	1.68	0.30	1.35	0.24
	FIXED RATE	3.1000%	1994	2014	10.09	1.82	7.11	1.28
	FIXED RATE	3.3000%	1994	2014	4.94	0.89	3.35	0.60
	FIXED RATE	3.0000%	1990	2021	1.45	0.26	1.12	0.20
	FIXED RATE	2.5000%	1991	2022	6.44	1.16	5.47	0.99
	FIXED RATE	3.1000%	1994	2014	9.90	1.79	6.97	1.26
	FIXED RATE	3.0000%	1990	2022	0.76	0.14	0.66	0.12
	FIXED RATE	8.1000%	1994	2005	1.69	0.31	0.00	0.00
	FIXED RATE	3.0000%	1988	2021	45.88	8.28	30.97	5.59
	FIXED RATE	3.0000%	1990	2021	6.26	1.13	4.85	0.88
	FIXED RATE	3.0000%	1990	2021	1.41	0.25	1.06	0.19
	FIXED RATE	3.0000%	1990	2021	1.69	0.31	1.27	0.23
	FIXED RATE	5.4500%	1990	2016	120.00	21.66	66.00	11.91
	FIXED RATE	2.5000%	1991	2022	8.06	1.46	6.45	1.16
	FIXED RATE	3.0000%	1990	2022	1.22	0.22	1.01	0.18
	FIXED RATE	3.0000%	1990	2022	6.12	1.10	5.05	0.91
	FIXED RATE	3.0000%	1990	2021	4.73	0.85	3.43	0.62
	FIXED RATE	3.0000%	1990	2022	0.36	0.07	0.29	0.05
	FIXED RATE	3.0000%	1990	2022	2.25	0.41	1.68	0.30
	FIXED RATE	3.0000%	1988	2021	4.12	0.74	2.99	0.54
	FIXED RATE	8.1000%	1994	2006	5.00	0.90	0.25	0.04
	FIXED RATE	3.1000%	1994	2014	42.62	7.69	28.38	5.12
	FIXED RATE	6.8700%	1996	2017	24.65	4.45	6.16	1.11
	FIXED RATE	1.5000%	1996	2022	8.42	1.52	7.09	1.28
	FIXED RATE	1.5000%	1996	2022	4.46	0.80	3.87	0.70
	FIXED RATE	1.5000%	1996	2022	7.49	1.35	6.90	1.24

GUARANTEED EXTERNAL DEBTS OF THE REPUBLIC OF THE PHILIPPINES—(Continued)

As of December 31, 2005

(in millions)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED RATE	1.5000%	1996	2022	10.46	1.89	9.64	1.74
	FIXED RATE	1.5000%	1996	2026	0.45	0.08	2.91	0.52
	FIXED RATE	5.4500%	1991	2018	30.00	5.41	19.65	3.55
	FIXED RATE	3.3000%	1994	2014	1.14	0.21	0.73	0.13
	FIXED RATE	3.0000%	1990	2022	0.48	0.09	0.38	0.07
	FIXED RATE	3.0000%	1990	2022	0.70	0.13	0.60	0.11
KOREAN WON					28,216.00	27.85	16,892.61	16.67

	FIXED RATE	3.5000%	1995	2015	8,249.00	8.14	5,466.98	5.40
	FIXED RATE	3.5000%	1995	2015	11,322.00	11.17	5,453.75	5.38
	FIXED RATE	3.5000%	1995	2015	8,645.00	8.53	5,971.88	5.89
POUNDS STERLING					7.74	13.28	1.55	2.66

	FIXED RATE	5.9500%	1995	2007	7.74	13.28	1.55	2.66
JAPANESE YEN					673,984.28	6,270.75	409,756.06	3,476.78

	FIXED RATE	2.5000%	1989	2006	5,003.68	46.55	0.00	0.00
	FIXED RATE	5.5000%	1992	2010	20,550.00	191.20	2,428.09	20.60
	FIXED RATE	6.5000%	1991	2011	12,215.94	113.66	4,623.30	39.23
	FIXED RATE	4.7000%	1993	2009	17,812.50	165.73	3,418.45	29.01
	FIXED RATE	5.8000%	1992	2004	27,885.85	259.45	0.00	0.00
	FIXED RATE	2.5000%	1991	2021	30,084.00	279.90	22,746.44	193.00
	FIXED RATE	2.5000%	1992	2022	6,686.00	62.21	5,381.41	45.66
	FIXED RATE	3.0000%	1994	2024	22,500.00	209.34	20,853.60	176.94
	FIXED RATE	3.0000%	1994	2024	15,000.00	139.56	11,770.50	99.87
	FIXED RATE	2.5000%	1995	2025	5,283.00	49.15	1,342.96	11.40
	FIXED RATE	2.1000%	1995	2025	848.00	7.89	527.56	4.48
	FIXED RATE	2.5000%	1995	2025	1,104.00	10.27	996.76	8.46
	FIXED RATE	2.1000%	1995	2025	248.00	2.31	320.72	2.72
	FIXED RATE	2.7000%	1995	2025	11,394.00	106.01	10,616.24	90.08
	FIXED RATE	2.3000%	1995	2025	921.00	8.57	1,375.76	11.67
	FIXED RATE	2.7000%	1995	2025	2,224.00	20.69	1,332.92	11.31
	FIXED RATE	2.7000%	1996	2026	22,837.00	212.48	14,632.71	124.16
	FIXED RATE	2.3000%	1996	2026	1,875.00	17.45	5,953.68	50.52
	FIXED RATE	2.7000%	1996	2026	10,184.00	94.75	10,240.00	86.89
	FIXED RATE	2.3000%	1996	2026	310.00	2.88	250.04	2.12
	FIXED RATE	2.5000%	1996	2026	5,000.00	46.52	4,900.47	41.58
	FIXED RATE	2.1000%	1996	2026	158.00	1.47	157.99	1.34
	FIXED RATE	2.3000%	1997	2027	8,760.00	81.50	502.89	4.27
	FIXED RATE	2.7000%	1997	2027	14,011.00	130.36	4,463.40	37.87
	FIXED RATE	2.3000%	1997	2027	449.00	4.18	131.46	1.12
	FIXED RATE	2.7000%	1997	2027	7,747.00	72.08	7,371.27	62.55
	FIXED RATE	2.3000%	1997	2027	339.00	3.15	327.58	2.78
	FIXED RATE	2.7000%	1997	2027	14,638.00	136.19	8,968.62	76.10
	FIXED RATE	2.3000%	1997	2027	334.00	3.11	292.69	2.48
	FIXED RATE	2.5000%	1997	2027	5,903.00	54.92	2,794.59	23.71
	FIXED RATE	2.1000%	1997	2027	1,325.00	12.33	1,428.01	12.12
	FIXED RATE	2.5000%	1997	2027	386.00	3.59	291.91	2.48
	FIXED RATE	2.1000%	1997	2027	648.00	6.03	505.95	4.29
	FIXED RATE	2.5000%	1997	2027	1,927.00	17.93	354.15	3.00
	FIXED RATE	2.1000%	1997	2027	819.00	7.62	180.61	1.53
	FIXED RATE	2.2000%	1998	2028	13,788.00	128.28	6,727.40	57.08
	FIXED RATE	0.7500%	1998	2038	767.00	7.14	574.57	4.88
	FIXED RATE	2.2000%	1998	2028	19,532.00	181.73	10,364.60	87.94
	FIXED RATE	0.7500%	1998	2038	458.00	4.26	410.06	3.48
	FIXED RATE	2.2000%	1998	2028	3,064.00	28.51	496.83	4.22
	FIXED RATE	1.7000%	1998	2028	2,193.00	20.40	3,511.89	29.80
	FIXED RATE	0.7500%	1998	2038	815.00	7.58	2,060.76	17.49
	FIXED RATE	2.2000%	1999	2028	3,064.00	28.51	26,845.83	227.79
	FIXED RATE	1.7000%	1999	2028	2,193.00	20.40	15,334.71	130.12
	FIXED RATE	0.9500%	1999	2040	15,091.00	140.41	3,291.99	27.93
	FIXED RATE	0.7500%	1999	2040	1,359.00	12.64	769.02	6.53
	FIXED RATE	0.9500%	2001	2041	39,455.00	367.09	6,241.09	52.96
	FIXED RATE	0.7500%	2001	2041	2,476.00	23.04	1,573.05	13.35

GUARANTEED EXTERNAL DEBTS OF THE REPUBLIC OF THE PHILIPPINES—(Continued)

As of December 31, 2005

(in millions)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED RATE	3.6900%	2004	2016	6,768.00	62.97	5,090.45	43.19
	JAPAN LONG TERM PRIME	1.2500%	1994	2018	26,840.00	249.72	12,927.57	109.69
	JAPAN LONG TERM PRIME	1.2500%	1994	2008	31,500.00	293.08	12,389.64	105.13
	JAPAN LONG TERM PRIME	1.2500%	1994	2005	2,163.65	20.13	0.00	0.00
	JAPAN LONG TERM PRIME	0.0000%	1994	2014	12,400.00	115.37	3,493.84	29.65
	JAPAN LONG TERM PRIME	0.0000%	1992	2014	6,100.00	56.75	3,244.07	27.53
	JAPAN LONG TERM PRIME	0.0000%	1992	2015	18,600.00	173.05	10,096.49	85.67
	JAPAN LONG TERM PRIME	0.0000%	1999	2019	60,000.00	558.24	29,999.99	254.55
	JAPAN LONG TERM PRIME	0.0000%	2001	2011	12,500.00	116.30	27,632.15	234.46
	JAPAN LONG TERM PRIME	0.0000%	2000	2007	5,370.68	49.97	1,534.48	13.02
	JAPAN LONG TERM PRIME	-0.2000%	1999	2014	26,000.00	241.90	17,573.21	149.11
	JAPAN LONG TERM PRIME	0.0000%	2003	2023	1,188.00	11.05	140.88	1.20
	JAPAN LONG TERM PRIME	1.2500%	2003	2022	5,000.00	46.52	1,021.19	8.66
	JAPAN SWAP RATE	1.6000%	1999	2009	20,800.00	193.52	20,800.00	176.49
	LIBOR 6MOS DEPOSIT	1.6000%	1999	2009	27,200.00	253.07	27,200.00	230.79
	ADB FLOATING RATE	0.0000%	1998	2013	3,057.00	28.44	577.04	4.90
	ADB FLOATING RATE	0.5000%	1996	2015	2,166.70	20.16	839.15	7.12
	LIBOR BASE RATE	0.0000%	2000	2014	3,676.05	34.20	33.70	0.29
	LIBOR BASE RATE	0.0000%	2002	2021	2,166.00	20.15	414.89	3.52
	LIBOR BASE RATE	0.0000%	2003	2018	3,318.00	30.87	89.84	0.76
	CQB	0.1000%	2001	2011	3,717.00	34.58	323.08	2.74
	LIBOR BASE RATE	0.5000%	1996	2016	9,090.39	84.58	2,329.90	19.77
	US LIBOR	0.0000%	2001	2020	2,400.00	22.33	2,320.00	19.69
SPECIAL DRAWING RIGHTS					18.50	27.91	10.89	14.83

	INTEREST FREE	0.7500%	1992	2032	3.00	4.53	2.18	3.13
	INTEREST FREE	0.7500%	1998	2037	5.00	7.54	0.57	0.82
	LIBOR 6MOS. DEPOSIT	0.8000%	1995	2034	3.50	5.28	3.41	4.89
	LIBOR 6MOS. DEPOSIT	0.8000%	1995	2014	7.00	10.56	4.17	5.99
UNITED STATES DOLLARS					5,558.68	5,560.10	2,773.80	2,580.61

	ADB FLOATING RATE	0.0000%	1986	2006	92.00	92.00	10.83	10.83
	ADB FLOATING RATE	0.0000%	1988	2012	43.50	43.50	24.84	24.84
	ADB FLOATING RATE	0.0000%	1988	2008	120.00	120.00	35.08	35.08
	ADB FLOATING RATE	0.0000%	1989	2012	26.40	26.40	15.23	15.23
	ADB FLOATING RATE	0.0000%	1989	2009	160.00	160.00	65.31	65.31
	ADB FLOATING RATE	0.0000%	1989	2014	130.00	130.00	72.53	72.53
	ADB FLOATING RATE	0.0000%	1991	2006	100.00	100.00	2.50	2.50
	ADB FLOATING RATE	0.0000%	1991	2009	25.00	25.00	6.86	6.86
	ADB FLOATING RATE	0.0000%	1992	2016	31.40	31.40	7.28	7.28
	ADB FLOATING RATE	0.0000%	1992	2012	75.00	75.00	48.29	48.29
	ADB FLOATING RATE	0.0000%	1992	2007	2.60	2.60	0.44	0.44
	ADB FLOATING RATE	0.0000%	1993	2018	43.20	43.20	17.02	17.02
	ADB FLOATING RATE	0.0000%	1993	2012	138.00	138.00	77.96	77.96
	ADB FLOATING RATE	0.0000%	1991	2015	200.00	200.00	142.75	142.75
	ADB FLOATING RATE	0.0000%	1993	2013	164.00	164.00	79.58	79.58
	ADB FLOATING RATE	0.0000%	1995	2020	92.00	92.00	77.23	77.23
	ADB FLOATING RATE	0.0000%	1995	2019	244.00	244.00	139.78	139.78
	ADB FLOATING RATE	0.0000%	1998	2021	50.00	50.00	22.81	22.81
	ADB FLOATING RATE	0.0000%	1996	2011	5.35	5.35	3.13	3.13
	ADB FLOATING RATE	0.0000%	1998	2017	20.22	20.22	36.13	36.13
	FIXED RATE	2.0000%	1993	2013	19.30	19.30	13.79	13.79
	FIXED RATE	1.2500%	1993	2025	24.50	24.50	21.51	21.51
	FIXED RATE	3.5750%	1995	2012	37.90	37.90	24.64	24.64
	FIXED RATE	3.0000%	1995	2006	0.50	0.50	0.37	0.37
	FIXED RATE	3.0000%	1995	2006	9.50	9.50	0.42	0.42
	FIXED RATE	3.0000%	1994	2007	5.00	5.00	0.13	0.13
	FIXED RATE	6.6000%	1995	2008	25.00	25.00	0.28	0.28
	FIXED RATE	7.6500%	1996	2009	25.00	25.00	1.20	1.20
	FIXED RATE	6.5000%	1997	2010	11.10	11.10	6.06	6.06
	FIXED RATE	10.1000%	1981	2006	87.50	87.50	5.59	5.59
	FIXED RATE	10.5000%	1984	2007	39.30	39.30	4.65	4.65
	FIXED RATE	4.0000%	1995	2018	15.00	15.00	10.62	10.62
	FIXED RATE	1.5000%	1990	2010	1.35	1.35	0.56	0.56
	FIXED RATE	1.5000%	1990	2010	0.17	0.17	0.09	0.09

GUARANTEED EXTERNAL DEBTS OF THE REPUBLIC OF THE PHILIPPINES—(Continued)

As of December 31, 2005

(in millions)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED RATE	1.5000%	1990	2010	0.03	0.03	0.01	0.01
	FIXED RATE	1.5000%	1990	2010	0.08	0.08	0.04	0.04
	FIXED RATE	1.5000%	1990	2010	0.05	0.05	0.02	0.02
	FIXED RATE	1.5000%	1990	2010	0.41	0.41	0.20	0.20
	FIXED RATE	1.5000%	1990	2010	0.04	0.04	0.02	0.02
	FIXED RATE	1.5000%	1990	2010	15.67	15.67	7.84	7.84
	FIXED RATE	1.5000%	1990	2010	9.34	9.34	4.67	4.67
	FIXED RATE	1.5000%	1990	2010	11.56	11.56	5.78	5.78
	FIXED RATE	1.5000%	1990	2010	0.09	0.09	0.05	0.05
	FIXED RATE	1.5000%	1990	2010	0.03	0.03	0.01	0.01
	FIXED RATE	1.5000%	1990	2010	0.10	0.10	0.05	0.05
	FIXED RATE	1.5000%	1990	2010	0.20	0.20	0.10	0.10
	FIXED RATE	1.5000%	1990	2010	3.38	3.38	1.69	1.69
	FIXED RATE	1.5000%	1990	2010	0.17	0.17	0.09	0.09
	FIXED RATE	1.5000%	1990	2010	11.21	11.21	5.60	5.60
	FIXED RATE	1.5000%	1990	2010	0.15	0.15	0.08	0.08
	FIXED RATE	1.5000%	1990	2010	0.04	0.04	0.02	0.02
	FIXED RATE	1.5000%	1990	2010	0.18	0.18	0.09	0.09
	FIXED RATE	1.5000%	1990	2010	0.91	0.91	0.46	0.46
	FIXED RATE	1.5000%	1990	2010	0.12	0.12	0.06	0.06
	FIXED RATE	1.5000%	1990	2010	0.63	0.63	0.32	0.32
	FIXED RATE	1.5000%	1990	2010	0.51	0.51	0.26	0.26
	FIXED RATE	1.5000%	1990	2010	0.99	0.99	0.49	0.49
	FIXED RATE	1.5000%	1990	2010	0.38	0.38	0.19	0.19
	FIXED RATE	1.5000%	1990	2010	4.99	4.99	2.50	2.50
	FIXED RATE	1.5000%	1990	2010	0.23	0.23	0.12	0.12
	FIXED RATE	1.5000%	1990	2010	11.70	11.70	5.85	5.85
	FIXED RATE	2.2500%	1996	2011	11.70	11.70	7.89	7.89
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1988	2008	41.00	41.00	12.28	12.28
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1988	2008	59.00	59.00	15.48	15.48
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1989	2009	65.50	65.50	22.74	22.74
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1989	2009	65.00	65.00	25.05	25.05
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1989	2009	40.00	40.00	14.42	14.42
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1990	2010	200.00	200.00	85.15	85.15
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1990	2010	150.00	150.00	59.23	59.23
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1991	2011	175.00	175.00	87.82	87.82
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1992	2012	91.30	91.30	30.04	30.04
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1991	2011	150.00	150.00	80.72	80.72
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1991	2011	15.00	15.00	0.75	0.75
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1993	2012	134.00	134.00	22.37	22.37
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1993	2013	110.00	110.00	33.57	33.57
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1994	2014	127.35	127.35	87.96	87.96
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1994	2014	19.65	19.65	8.65	8.65
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1994	2013	64.00	64.00	35.25	35.25
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1994	2014	40.00	40.00	27.22	27.22
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1994	2014	113.00	113.00	68.50	68.50
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1994	2014	114.00	114.00	37.93	37.93
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1995	2015	50.00	50.00	38.71	38.71
	IBRD COST OF QUALIFIED BORROWINGS	0.5000%	1995	2011	50.00	50.00	23.57	23.57
	INTEREST FREE	0.0000%	2000	2013	7.50	7.50	6.50	6.50
	LIBOR 6MOS. DEPOSIT	0.0000%	1998	2008	25.00	25.00	11.25	11.25
	LIBOR 6MOS. DEPOSIT	0.0000%	1998	2014	160.00	160.00	0.00	0.00
	LIBOR BASE RATE	0.0000%	2003	2022	40.00	40.00	1.29	1.29
	LIBOR BASE RATE	0.0000%	2003	2013	3.26	3.26	0.82	0.82
	LIBOR BASE RATE	0.5000%	1995	2015	50.00	50.00	33.35	33.35
	LIBOR BASE RATE	0.5000%	1996	2016	100.00	100.00	27.08	27.08
	LIBOR BASE RATE	0.5000%	1996	2016	150.00	150.00	87.77	87.77
	LIBOR BASE RATE	0.5000%	1996	2016	57.00	57.00	27.90	27.90
	LIBOR BASE RATE	0.5000%	1996	2017	60.00	60.00	20.56	20.56
	LIBOR BASE RATE	0.5000%	1997	2017	54.50	54.50	10.14	10.14
	LIBOR BASE RATE	0.5000%	1998	2018	150.00	150.00	114.24	114.24
	LIBOR BASE RATE	0.5000%	1998	2019	23.30	23.30	4.45	4.45
	LIBOR BASE RATE	0.5000%	2004	2009	75.00	75.00	75.00	75.00

GUARANTEED EXTERNAL DEBTS OF THE REPUBLIC OF THE PHILIPPINES—(Continued)

As of December 31, 2005

(in millions)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	US FLOATING RATE	0.9000%	1999	2014	200.00	200.00	166.22	166.22
	US FLOATING RATE	0.3000%	2003	2008	175.00	175.00	156.00	156.00
	US FLOATING RATE	0.0000%	2003	2006	1.42	1.42	0.71	0.71
B. BONDS						3,306.61		3,572.44

UNITED STATES DOLLARS					2,760.00	2,760.00	2,760.00	2,760.00

	FIXED RATE	9.7500%	1994	2009	100.00	100.00	100.00	100.00
	FIXED RATE	7.8500%	1996	2006	200.00	200.00	200.00	200.00
	FIXED RATE	8.4000%	1996	2016	160.00	160.00	160.00	160.00
	FIXED RATE	9.6250%	1998	2028	300.00	300.00	300.00	300.00
	FIXED RATE	9.8750%	2000	2010	500.00	500.00	500.00	500.00
	FIXED RATE	0.0000%	2002	2010	300.00	300.00	300.00	300.00
	FIXED RATE	0.0000%	2003	2010	400.00	400.00	400.00	400.00
	FIXED RATE	5.4500%	2003	2018	250.00	250.00	250.00	250.00
	FIXED RATE	9.2500%	2003	2011	150.00	150.00	150.00	150.00
	FIXED RATE	4.2500%	2005	2011	300.00	300.00	300.00	300.00
	FIXED RATE	4.2500%	2005	2011	100.00	100.00	100.00	100.00
JAPANESE YEN					58,750.00	546.61	58,750.00	812.44

	FIXED RATE	4.6500%	1995	2015	12,000.00	111.65	12,000.00	101.82
	FIXED RATE	2.3500%	2000	2010	22,000.00	204.69	22,000.00	186.67
	FIXED RATE	3.2000%	2002	2020	24,750.00	230.27	24,750.00	210.00
	FIXED RATE	3.5000%	2002	2022	37,000.00	344.25	37,000.00	313.95
II. GFI GUARANTEE ASSUMED BY NATIONAL GOVERNMENT						460.87		162.42

BELGIAN FRANCS					1,005.34	32.16	215.43	6.32

	BIBOR 6 MOS.	0.6000%	1992	2007	158.97	5.09	34.06	1.00
	BIBOR 6 MOS.	0.6000%	1992	2007	722.14	23.10	154.75	4.54
	BIBOR 6 MOS.	0.6000%	1992	2007	124.23	3.97	26.62	0.78
CANADIAN DOLLARS	INTEREST FREE	0.0000%	1986	Upon Demand	0.27	0.22	0.27	0.23

DEUTSCHE MARKS					2.84	1.88	0.61	0.37

	FIXED RATE	8.6000%	1992	2007	2.84	1.88	0.61	0.37
SPANISH PESETAS					6,989.98	54.29	1,497.85	10.66

	FIXED RATE	11.0000%	1991	2007	6,989.98	54.29	1,497.85	10.66
FRENCH FRANCS					21.86	4.31	7.15	1.29

	INTEREST FREE	0.0000%	1986	Upon Demand	3.13	0.62	3.13	0.57
	TAUX DU MARCHE OBLIGATAIRE	0.4000%	1991	2007	4.36	0.86	0.93	0.17
	TAUX DU MARCHE OBLIGATAIRE	0.4000%	1991	2007	0.11	0.02	0.02	0.00
	TAUX DU MARCHE OBLIGATAIRE	0.4000%	1989	2007	13.01	2.56	2.79	0.50
	TAUX DU MARCHE OBLIGATAIRE	0.4000%	1989	2007	1.24	0.25	0.27	0.05
POUNDS STERLING					1.03	1.94	0.22	0.38

		0.0000%	1986	Upon Demand	0.00	0.00	0.00	0.00
	GBP LIBOR	0.5000%	1991	2007	1.03	1.94	0.22	0.38
JAPANESE YEN					26,248.48	244.22	5,626.83	47.74

	LONG TERM PRIME RATE	0.1000%	1992	2007	4,968.73	46.23	1,064.73	9.03
	LONG TERM PRIME RATE	0.1000%	1992	2007	16,886.81	157.11	3,618.60	30.70
	LONG TERM PRIME RATE	0.1000%	1992	2007	216.83	2.02	46.46	0.39
	INTEREST FREE	0.0000%	1986	Upon Demand	2.74	0.03	2.74	0.02
	LONG TERM PRIME RATE	0.1000%	1992	2007	412.07	3.83	171.81	1.46
	LONG TERM PRIME RATE	0.1000%	1992	2007	701.63	6.53	88.30	0.75
	LONG TERM PRIME RATE	0.1000%	1992	2007	1,194.42	11.11	255.95	2.17
	LONG TERM PRIME RATE	0.1000%	1992	2007	158.65	1.48	34.00	0.29
	LONG TERM PRIME RATE	0.1000%	1992	2007	747.41	6.95	160.16	1.36
	LONG TERM PRIME RATE	0.1000%	1992	2007	801.78	7.46	150.35	1.28
	LONG TERM PRIME RATE	0.1000%	1992	2007	157.43	1.46	33.73	0.29
SAUDI RIAL					27.34	7.29	27.34	7.29

	INTEREST FREE	0.0000%	1986	Upon Demand	5.92	1.58	5.92	1.58
	INTEREST FREE	0.0000%	1986	Upon Demand	18.46	4.92	18.46	4.92
	INTEREST FREE	0.0000%	1986	Upon Demand	2.96	0.79	2.96	0.79
UNITED STATES DOLLARS					114.56	114.56	88.15	88.15

GUARANTEED EXTERNAL DEBTS OF THE REPUBLIC OF THE PHILIPPINES—(Continued)

As of December 31, 2005

(in millions)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	INTEREST FREE	0.0000%	1986	Upon Demand	0.97	0.97	0.97	0.97
	INTEREST FREE	0.0000%	1986	Upon Demand	8.33	8.33	8.33	8.33
	INTEREST FREE	0.0000%	1986	Upon Demand	33.09	33.09	33.09	33.09
	INTEREST FREE	0.0000%	1986	Upon Demand	18.60	18.60	18.60	18.60
	INTEREST FREE	0.0000%	1986	Upon Demand	0.72	0.72	0.72	0.72
	INTEREST FREE	0.0000%	1986	Upon Demand	0.51	0.51	0.51	0.51
	INTEREST FREE	0.0000%	1986	Upon Demand	2.18	2.18	2.18	2.18
	INTEREST FREE	0.0000%	1986	Upon Demand	5.22	5.22	5.22	5.22
	INTEREST FREE	0.0000%	1986	Upon Demand	0.51	0.51	0.51	0.51
	INTEREST FREE	0.0000%	1986	Upon Demand	4.40	4.40	4.40	4.40
	INTEREST FREE	0.0000%	1988	Upon Demand	11.55	11.55	7.51	7.51
	FIXED RATE	3.4750%	1992	2007	11.25	11.25	2.41	2.41
	FIXED RATE	3.4750%	1992	2007	5.28	5.28	1.13	1.13
	FIXED RATE	3.4750%	1992	2007	0.80	0.80	0.17	0.17
	LIBOR 6 MOS	0.8125%	1991	2007	0.32	0.32	0.07	0.07
	LIBOR 6 MOS	0.8125%	1992	2007	0.11	0.11	0.02	0.02
	LIBOR 6 MOS	0.8125%	1991	2007	1.22	1.22	0.26	0.26
	LIBOR 6 MOS	0.8125%	1991	2007	0.19	0.19	0.04	0.04
	NEW SHORT TERM EXIMBANK BORROWING	0.5000%	1992	2007	5.61	5.61	1.20	1.20
	NEW SHORT TERM EXIMBANK BORROWING	0.5000%	1992	2007	0.10	0.10	0.02	0.02
	NEW SHORT TERM EXIMBANK BORROWING	0.5000%	1991	2007	3.63	3.63	0.78	0.78

(1)	Includes government guarantee on GOCC (loans and bonds) GFI guarantee assumed by the government per Proc. 50

(2)	Amount in original currencies were converted to US Dollars using reference rate on 29 December 2005

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

As of December 31, 2005

(in millions of currency indicated)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	GRAND TOTAL					49,555.91		32,465.88

I. DIRECT DEBT OF THE REPUBLIC						26,590.84		13,250.28

A. AVAILED OF BY GOVERNMENT AGENCIES						22,523.66		11,336.48

	AUSTRIAN SCHILLINGS				1,407.12	121.05	1,339.48	115.24

	FIXED RATE	4.0000%	31/03/1997	30/06/2014	199.86	17.19	133.24	11.46
	FIXED RATE	4.5000%	02/03/2002	30/12/2019	207.26	17.83	207.26	17.83
	FIXED RATE	4.5000%	23/07/1999	31/12/2022	1,000.00	86.03	998.98	85.94
	BELGIAN FRANCS				100.00	2.93	2.50	0.07

	INTEREST FREE	0.0000%	06/04/1977	31/12/2006	50.00	1.47	2.50	0.07
	CANADIAN DOLLARS				6.33	5.43	1.85	1.58

	INTEREST FREE	0.0000%	12/11/1974	03/09/2024	6.33	5.43	1.85	1.58
	SWISS FRANCS				164.13	124.64	113.86	86.47

	FIXED RATE	4.6300%	01/01/1998	30/04/2014	37.60	28.55	12.89	9.79
	CHF LIBOR	0.0125%	14/09/1998	15/11/2005	1.62	1.23	0.23	0.17
	CHF LIBOR	0.0000%	25/09/2001	20/09/2014	94.89	72.06	83.37	63.31
	CHF LIBOR	0.0000%	25/09/2001	20/09/2008	22.77	17.29	17.36	13.19
DEUTSCHE MARKS					78.80	47.70	21.78	13.18

	FIXED RATE	2.0000%	03/08/1984	31/12/2014	13.50	8.17	5.93	3.59
	FIXED RATE	2.0000%	03/08/1984	31/12/2014	16.50	9.99	7.25	4.39
	FIXED RATE	2.0000%	12/10/1990	31/12/2020	6.60	3.99	4.95	3.00
	FIXED RATE	2.0000%	12/05/1982	31/12/2012	24.20	14.65	0.94	0.57
	FIXED RATE	2.0000%	10/04/1981	30/06/2011	3.00	1.82	0.83	0.50
	FIXED RATE	2.0000%	23/06/1978	30/06/2008	15.00	9.08	1.88	1.13
	DANISH KRONER				80.00	12.69	5.38	0.85

	INTEREST FREE	0.0000%	26/06/1981	01/04/2006	65.00	10.31	2.00	0.32
	INTEREST FREE	0.0000%	20/02/1985	01/10/2009	15.00	2.38	3.38	0.54
EURO					214.06	253.40	140.15	165.91

	INTEREST FREE	0.0000%	29/03/2000	21/03/2016	8.48	10.04	6.60	7.81
	INTEREST FREE	0.0000%	22/09/2000	15/10/2017	1.84	2.18	1.84	2.18
	FIXED RATE	0.4700%	22/01/1998	30/09/2030	3.30	3.91	0.74	0.88
	FIXED RATE	0.4700%	22/01/1998	30/09/2030	43.20	51.14	3.24	3.84
	FIXED RATE	0.7500%	14/02/2002	30/06/2042	7.39	8.75	5.58	6.61
	FIXED RATE	0.7500%	26/06/2002	30/06/2042	7.46	8.83	4.13	4.89
	FIXED RATE	6.1000%	26/06/2002	30/06/2042	5.83	6.90	5.08	6.01
	FIXED RATE	1.5000%	17/02/1995	29/11/2014	8.08	9.57	7.68	9.09
	FIXED RATE	3.4500%	28/02/2002	31/03/2012	18.17	21.51	9.23	10.92
	FIXED RATE	3.6500%	28/02/2002	31/03/2025	36.34	43.02	36.28	42.95
	FIXED RATE	4.0000%	16/11/2000	30/06/2023	31.25	36.99	31.25	36.99
	FIXED RATE	4.4000%	11/12/2001	31/12/2024	23.99	28.40	23.99	28.40
	FIXED RATE	4.9400%	17/08/1999	30/04/2010	3.46	4.10	2.04	2.42
	FIXED RATE	4.9400%	17/08/1999	30/04/2010	0.77	0.91	0.38	0.45
	EURO LIBOR	0.6000%	31/01/2005	18/05/2017	14.50	17.17	2.11	2.50
	FRENCH FRANCS				989.40	178.56	672.75	121.41

	FIXED RATE	1.4000%	31/12/1994	31/12/2016	102.13	18.43	92.09	16.62
	FIXED RATE	1.4000%	31/12/1994	31/12/2016	17.64	3.18	16.02	2.89
	FIXED RATE	1.5000%	18/12/1995	31/12/2018	16.00	2.89	3.75	0.68
	FIXED RATE	1.5000%	18/12/1995	31/12/2023	12.60	2.27	11.19	2.02
	FIXED RATE	1.5000%	18/12/1995	31/12/2022	3.25	0.59	0.98	0.18
	FIXED RATE	1.5000%	18/12/1995	31/12/2022	4.88	0.88	4.54	0.82
	FIXED RATE	1.5000%	18/12/1995	31/12/2029	20.33	3.67	19.76	3.57
	FIXED RATE	1.5000%	15/01/1997	30/09/2023	36.06	6.51	35.14	6.34
	FIXED RATE	1.5000%	15/01/1997	30/09/2023	59.98	10.82	46.29	8.35
	FIXED RATE	2.0000%	20/05/1992	31/12/2024	4.78	0.86	4.21	0.76
	FIXED RATE	2.0000%	20/05/1992	31/12/2023	18.90	3.41	16.60	3.00
	FIXED RATE	2.0000%	17/01/1992	31/12/2024	69.00	12.45	60.25	10.87
	FIXED RATE	2.0000%	07/12/1990	31/12/2023	14.22	2.57	12.62	2.28
	FIXED RATE	2.0000%	20/05/1992	31/12/2022	4.98	0.90	4.23	0.76
	FIXED RATE	2.5000%	09/02/1990	31/12/2022	27.25	4.92	22.94	4.14
	FIXED RATE	2.5000%	09/02/1990	31/12/2022	29.07	5.25	24.15	4.36

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of December 31, 2005

(in millions of currency indicated)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	2.5000%	09/02/1990	31/12/2022	17.40	3.14	14.57	2.63
	FIXED RATE	2.5000%	22/01/1992	31/12/2023	6.67	1.20	5.92	1.07
	FIXED RATE	3.0000%	10/10/1989	31/12/2023	28.50	5.14	21.48	3.88
	FIXED RATE	3.0000%	31/07/1989	21/03/2020	9.50	1.71	6.98	1.26
	FIXED RATE	3.1000%	08/12/1993	31/12/2014	80.00	14.44	56.85	10.26
	FIXED RATE	3.1000%	08/12/1993	31/12/2014	42.40	7.65	29.39	5.30
	FIXED RATE	3.1000%	08/12/1993	31/12/2014	7.97	1.44	5.95	1.07
	FIXED RATE	3.3000%	05/11/1993	30/06/2013	10.40	1.88	6.60	1.19
	FIXED RATE	3.3000%	05/11/1993	30/06/2013	18.40	3.32	11.83	2.14
	FIXED RATE	3.3000%	04/08/1993	31/12/2013	73.42	13.25	48.37	8.73
	FIXED RATE	3.5000%	21/12/1995	30/09/2015	15.00	2.71	9.20	1.66
	FIXED RATE	3.5000%	21/12/1995	31/12/2017	5.00	0.90	3.25	0.59
	FIXED RATE	3.5000%	21/12/1996	30/09/2018	49.70	8.97	5.05	0.91
	FIXED RATE	3.5000%	21/12/1997	30/12/2019	24.00	4.33	21.78	3.93
	FIXED RATE	5.6800%	15/01/1997	08/02/2010	39.98	7.22	12.83	2.32
	FIXED RATE	5.8200%	08/05/1997	30/12/2010	24.04	4.34	9.04	1.63
	FIXED RATE	7.3500%	31/12/1994	31/12/2016	7.35	1.33	2.21	0.40
	FIXED RATE	7.3500%	31/12/1994	31/12/2016	42.55	7.68	16.38	2.96
	FIXED RATE	7.5000%	31/12/1995	31/12/2017	13.55	2.45	8.56	1.55
POUNDS STERLING					32.80	56.30	11.18	19.19

	FIXED RATE	6.6000%	05/07/1996	01/08/2007	16.55	28.41	3.29	5.65
	FIXED RATE	6.7400%	31/03/2001	28/02/2013	16.25	27.89	7.89	13.54
ITALIAN LIRA					10,185.74	6.23	5,811.75	3.55

	LIBOR 6 MONTHS DEPOSIT	1.5000%	30/06/1990	25/05/2011	10,185.74	6.23	5,811.75	3.55
JAPANESE YEN					1,321,151.78	11,209.97	664,884.52	5,641.55

	FIXED RATE	1.8000%	28/12/1999	20/12/2029	6,397.00	54.28	1,358.78	11.53
	FIXED RATE	0.7500%	28/12/1999	20/12/2039	813.00	6.90	697.77	5.92
	FIXED RATE	1.3000%	28/12/1999	20/12/2029	519.00	4.40	46.48	0.39
	FIXED RATE	0.7500%	28/12/1999	20/12/2039	432.00	3.67	278.77	2.37
	FIXED RATE	1.8000%	28/12/1999	20/12/2029	5,356.00	45.45	1,712.35	14.53
	FIXED RATE	0.7500%	28/12/1999	20/12/2039	722.00	6.13	391.69	3.32
	FIXED RATE	1.8000%	28/12/1999	20/12/2029	15,299.00	129.81	10,235.61	86.85
	FIXED RATE	1.3000%	28/12/1999	20/12/2029	255.00	2.16	168.86	1.43
	FIXED RATE	1.3000%	28/12/1999	20/12/2029	1,436.00	12.18	1,111.95	9.43
	FIXED RATE	1.8000%	28/12/1999	20/12/2029	12,556.00	106.54	5,620.28	47.69
	FIXED RATE	0.7500%	28/12/1999	20/12/2039	2,828.00	24.00	1,463.10	12.41
	FIXED RATE	1.8000%	28/12/1999	20/12/2029	4,885.00	41.45	1,410.63	11.97
	FIXED RATE	0.7500%	28/12/1999	20/12/2039	967.00	8.20	468.28	3.97
	FIXED RATE	1.8000%	28/12/1999	20/12/2029	6,590.00	55.92	2,984.10	25.32
	FIXED RATE	0.7500%	28/12/1999	20/12/2039	844.00	7.16	446.09	3.79
	FIXED RATE	1.8000%	28/12/1999	20/12/2029	4,321.00	36.66	1,816.75	15.42
	FIXED RATE	0.7500%	28/12/1999	20/12/2039	747.00	6.34	447.24	3.79
	FIXED RATE	1.8000%	28/12/1999	20/12/2029	4,270.00	36.23	0.00	0.00
	FIXED RATE	0.7500%	28/12/1999	20/12/2039	444.00	3.77	251.31	2.13
	FIXED RATE	1.3000%	28/12/1999	20/12/2029	7,792.00	66.12	5,819.85	49.38
	FIXED RATE	0.7500%	28/12/1999	20/12/2039	1,221.00	10.36	850.48	7.22
	FIXED RATE	1.3000%	28/12/1999	20/12/2029	145.00	1.23	0.00	0.00
	FIXED RATE	0.7500%	28/12/1999	20/12/2039	1,022.00	8.67	941.41	7.99
	FIXED RATE	1.0000%	07/04/2000	20/04/2040	7,858.00	66.68	1,997.84	16.95
	FIXED RATE	0.7500%	07/04/2000	20/04/2040	1,071.00	9.09	733.99	6.23
	FIXED RATE	0.9500%	31/08/2000	20/08/2040	13,486.00	114.43	2,795.31	23.72
	FIXED RATE	0.7500%	31/08/2000	20/08/2040	1,238.00	10.50	759.50	6.44
	FIXED RATE	0.9500%	31/08/2000	20/08/2040	2,970.00	25.20	1,210.53	10.27
	FIXED RATE	0.7500%	31/08/2000	20/08/2040	579.00	4.91	399.83	3.39
	FIXED RATE	3.0000%	17/12/1987	20/12/2012	30,000.00	254.55	11,351.34	96.32
	FIXED RATE	2.7000%	26/12/1988	20/12/2013	15,000.00	127.28	6,486.48	55.04
	FIXED RATE	2.7000%	26/12/1988	20/12/2013	25,000.00	212.13	10,810.80	91.73
	FIXED RATE	2.7000%	26/12/1988	20/12/2013	12,500.00	106.06	5,405.39	45.86
	FIXED RATE	2.7000%	23/11/1989	20/11/2014	40,000.00	339.40	19,459.46	165.11
	FIXED RATE	2.7000%	21/12/1990	20/12/2020	28,200.00	239.28	20,634.12	175.08
	FIXED RATE	2.7000%	28/03/1991	20/03/2016	10,575.00	89.73	6,002.01	50.93
	FIXED RATE	2.7000%	28/03/1991	20/03/2016	13,219.00	112.16	7,502.67	63.66

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of December 31, 2005

(in millions of currency indicated)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	2.7000%	16/07/1991	20/06/2016	13,219.00	112.16	7,502.67	63.66
	FIXED RATE	3.0000%	03/09/1992	20/09/2017	25,380.00	215.35	16,462.68	139.69
	FIXED RATE	0.7500%	10/03/1999	20/03/2039	36,300.00	308.01	36,300.00	308.01
	FIXED RATE	3.5000%	26/11/1986	20/11/2006	32,895.00	279.11	2,122.26	18.01
	FIXED RATE	2.7000%	26/05/1989	20/05/2019	2,169.00	18.40	1,402.92	11.90
	FIXED RATE	2.7000%	09/02/1990	20/02/2020	2,304.00	19.55	1,609.67	13.66
	FIXED RATE	2.7000%	09/02/1990	20/02/2020	4,238.00	35.96	2,584.92	21.93
	FIXED RATE	2.7000%	09/02/1990	20/02/2020	2,079.00	17.64	1,428.89	12.12
	FIXED RATE	2.7000%	09/02/1990	20/02/2020	2,708.00	22.98	3,804.10	32.28
	FIXED RATE	2.7000%	09/02/1990	20/02/2020	8,634.00	73.26	5,247.26	44.52
	FIXED RATE	2.7000%	09/02/1990	20/02/2020	454.00	3.85	223.68	1.90
	FIXED RATE	2.7000%	09/02/1990	20/02/2020	4,986.00	42.31	3,516.13	29.83
	FIXED RATE	2.7000%	09/02/1990	20/02/2020	5,080.00	43.10	2,246.25	19.06
	FIXED RATE	2.7000%	09/02/1990	20/02/2020	10,560.00	89.60	4,441.87	37.69
	FIXED RATE	2.7000%	09/02/1990	20/02/2020	21,752.00	184.57	11,561.72	98.10
	FIXED RATE	2.7000%	09/02/1990	20/02/2020	4,867.00	41.30	3,181.85	27.00
	FIXED RATE	2.7000%	09/02/1990	20/02/2020	4,301.00	36.49	3,041.81	25.81
	FIXED RATE	2.7000%	16/07/1991	20/06/2021	2,065.00	17.52	1,372.62	11.65
	FIXED RATE	2.7000%	16/07/1991	20/06/2021	1,663.00	14.11	1,143.22	9.70
	FIXED RATE	2.7000%	16/07/1991	20/06/2021	1,795.00	15.23	951.33	8.07
	FIXED RATE	2.7000%	16/07/1991	20/06/2021	5,266.00	44.68	3,649.54	30.97
	FIXED RATE	2.7000%	16/07/1991	20/06/2021	10,790.00	91.55	7,998.06	67.86
	FIXED RATE	2.7000%	16/07/1991	20/06/2021	3,516.00	29.83	2,636.18	22.37
	FIXED RATE	2.7000%	16/07/1991	20/06/2021	9,427.00	79.99	7,026.24	59.62
	FIXED RATE	2.7000%	20/03/1992	20/03/2022	7,655.00	64.95	3,750.45	31.82
	FIXED RATE	2.7000%	16/07/1991	20/06/2021	20,020.00	169.87	15,137.02	128.44
	FIXED RATE	3.0000%	19/08/1993	20/08/2023	6,872.00	58.31	5,852.92	49.66
	FIXED RATE	3.0000%	19/08/1993	20/08/2023	4,633.00	39.31	3,483.86	29.56
	FIXED RATE	3.0000%	19/08/1993	20/08/2023	3,803.00	32.27	3,123.40	26.50
	FIXED RATE	3.0000%	19/08/1993	20/08/2023	3,055.00	25.92	2,682.40	22.76
	FIXED RATE	3.0000%	19/08/1993	20/08/2023	9,294.00	78.86	5,039.06	42.76
	FIXED RATE	3.0000%	20/12/1994	20/12/2024	9,620.00	81.63	8,857.91	75.16
	FIXED RATE	3.0000%	20/12/1994	20/12/2024	11,754.00	99.73	10,893.80	92.43
	FIXED RATE	2.7000%	30/08/1995	20/08/2025	5,356.00	45.45	4,907.40	41.64
	FIXED RATE	2.3000%	30/08/1995	20/08/2025	795.00	6.75	766.76	6.51
	FIXED RATE	2.7000%	30/08/1995	20/08/2025	3,454.00	29.31	3,141.23	26.65
	FIXED RATE	2.3000%	30/08/1995	20/08/2025	586.00	4.97	563.23	4.78
	FIXED RATE	2.5000%	30/08/1995	20/08/2025	7,470.00	63.38	7,273.64	61.72
	FIXED RATE	2.1000%	30/08/1995	20/08/2025	842.00	7.14	812.40	6.89
	FIXED RATE	2.7000%	30/08/1995	20/08/2025	16,396.00	139.12	13,670.27	115.99
	FIXED RATE	2.3000%	30/08/1995	20/08/2025	1,995.00	16.93	1,853.49	15.73
	FIXED RATE	2.7000%	30/08/1995	20/08/2025	4,982.00	42.27	4,579.16	38.85
	FIXED RATE	2.3000%	30/08/1995	20/08/2025	597.00	5.07	554.96	4.71
	FIXED RATE	2.7000%	30/08/1995	20/08/2025	5,386.00	45.70	5,133.32	43.56
	FIXED RATE	2.3000%	30/08/1995	20/08/2025	1,000.00	8.49	918.44	7.79
	FIXED RATE	2.7000%	30/08/1995	20/08/2025	11,000.00	93.34	9,587.65	81.35
	FIXED RATE	2.3000%	30/08/1995	20/08/2025	1,895.00	16.08	1,782.48	15.12
	FIXED RATE	2.7000%	30/08/1995	20/08/2025	4,275.00	36.27	3,305.48	28.05
	FIXED RATE	2.3000%	30/08/1995	20/08/2025	490.00	4.16	444.32	3.77
	FIXED RATE	2.7000%	30/08/1995	20/08/2025	7,120.00	60.41	6,340.20	53.80
	FIXED RATE	2.3000%	30/08/1995	20/08/2025	2,431.00	20.63	2,371.80	20.12
	FIXED RATE	2.7000%	30/08/1995	20/08/2025	2,303.00	19.54	1,226.00	10.40
	FIXED RATE	2.3000%	30/08/1995	20/08/2025	569.00	4.83	545.40	4.63
	FIXED RATE	2.5000%	29/03/1996	20/03/2026	5,956.00	50.54	5,956.00	50.54
	FIXED RATE	2.1000%	29/03/1996	20/03/2026	954.78	8.10	954.78	8.10
	FIXED RATE	2.3000%	29/03/1996	20/03/2026	305.00	2.59	227.20	1.93
	FIXED RATE	2.7000%	18/03/1997	20/03/2027	4,844.00	41.10	2,837.14	24.07
	FIXED RATE	2.3000%	18/03/1997	20/03/2027	902.00	7.65	654.09	5.55
	FIXED RATE	2.7000%	18/03/1997	20/03/2027	5,598.00	47.50	5,199.44	44.12
	FIXED RATE	2.3000%	18/03/1997	20/03/2027	2,085.00	17.69	1,199.36	10.18
	FIXED RATE	2.7000%	18/03/1997	20/03/2027	5,772.00	48.98	5,767.71	48.94
	FIXED RATE	2.3000%	18/03/1997	20/03/2027	821.00	6.97	572.16	4.85
	FIXED RATE	2.5000%	18/03/1997	20/03/2027	8,219.00	69.74	5,711.28	48.46
	FIXED RATE	2.1000%	18/03/1997	20/03/2027	1,192.00	10.11	753.78	6.40
	FIXED RATE	2.5000%	18/03/1997	20/03/2027	6,753.00	57.30	5,013.97	42.54
	FIXED RATE	2.1000%	18/03/1997	20/03/2027	1,226.00	10.40	986.57	8.37
	FIXED RATE	2.7000%	18/03/1997	20/03/2027	7,103.00	60.27	5,935.35	50.36

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of December 31, 2005

(in millions of currency indicated)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	2.3000%	18/03/1997	20/03/2027	4,019.00	34.10	2,467.63	20.94
	FIXED RATE	2.2000%	10/09/1998	20/09/2028	4,955.00	42.04	4,212.23	35.74
	FIXED RATE	0.7500%	10/09/1998	20/09/2038	894.00	7.59	883.97	7.50
	FIXED RATE	2.2000%	10/09/1998	20/09/2028	10,487.00	88.98	9,735.59	82.61
	FIXED RATE	0.7500%	10/09/1998	20/09/2038	3,077.00	26.11	1,990.66	16.89
	FIXED RATE	2.2000%	10/09/1998	20/09/2028	5,148.00	43.68	1,429.53	12.13
	FIXED RATE	0.7500%	10/09/1998	20/09/2038	580.00	4.92	438.59	3.72
	FIXED RATE	2.2000%	10/09/1999	20/09/2028	2,387.00	20.25	168.51	1.43
	FIXED RATE	0.7500%	10/09/1998	20/09/2038	1,041.00	8.83	447.14	3.79
	FIXED RATE	0.7500%	10/09/1998	20/09/2038	54.00	0.46	26.23	0.22
	FIXED RATE	0.7500%	10/09/1998	20/09/2038	404.00	3.43	312.52	2.65
	FIXED RATE	1.7000%	10/09/1998	20/09/2028	5,439.00	46.15	1,828.11	15.51
	FIXED RATE	0.7500%	10/09/1998	20/09/2038	1,295.00	10.99	1,039.22	8.82
	FIXED RATE	1.7000%	10/09/1998	20/09/2028	291.00	2.47	27.87	0.24
	FIXED RATE	0.7500%	10/09/1998	20/09/2038	2,910.00	24.69	874.86	7.42
	FIXED RATE	2.2000%	10/09/1998	20/09/2028	11,884.00	100.84	4,049.12	34.36
	FIXED RATE	0.7500%	10/09/1998	20/09/2038	2,252.00	19.11	1,202.07	10.20
	FIXED RATE	1.7000%	10/09/1998	20/09/2028	2,035.00	17.27	957.39	8.12
	FIXED RATE	0.7500%	10/09/1998	20/09/2038	393.00	3.33	348.63	2.96
	FIXED RATE	2.2000%	20/05/2001	20/05/2041	6,948.00	58.95	801.86	6.80
	FIXED RATE	0.7500%	20/05/2001	20/05/2041	1,346.00	11.42	661.16	5.61
	FIXED RATE	2.2000%	20/05/2001	20/05/2041	4,687.00	39.77	0.00	0.00
	FIXED RATE	0.7500%	20/05/2001	20/05/2041	856.00	7.26	251.74	2.14
	FIXED RATE	2.2000%	20/05/2001	20/05/2041	10,645.00	90.32	239.49	2.03
	FIXED RATE	0.7500%	20/05/2001	20/05/2041	1,098.00	9.32	173.02	1.47
	FIXED RATE	3.2500%	09/11/1978	20/11/2008	4,555.00	38.65	666.45	5.65
	FIXED RATE	3.2500%	09/11/1978	20/11/2008	1,357.00	11.51	183.97	1.56
	FIXED RATE	2.2000%	20/05/2001	20/05/2041	5,135.00	43.57	369.89	3.14
	FIXED RATE	0.7500%	20/05/2001	20/05/2041	1,070.00	9.08	0.00	0.00
	FIXED RATE	2.2000%	20/05/2001	20/05/2041	4,130.00	35.04	46.20	0.39
	FIXED RATE	0.7500%	20/05/2001	20/05/2041	1,080.00	9.16	490.55	4.16
	FIXED RATE	2.2000%	20/05/2001	20/05/2041	5,523.00	46.86	1,941.82	16.48
	FIXED RATE	0.7500%	20/05/2001	20/05/2041	992.00	8.42	528.74	4.49
	FIXED RATE	1.7000%	20/05/2001	20/05/2041	2,556.00	21.69	2,066.67	17.54
	FIXED RATE	0.7500%	20/05/2001	20/05/2041	233.00	1.98	0.00	0.00
	FIXED RATE	1.7000%	20/05/2001	20/05/2041	5,175.00	43.91	763.50	6.48
	FIXED RATE	0.7500%	20/05/2001	20/05/2041	1,134.00	9.62	653.44	5.54
	FIXED RATE	1.7000%	20/05/2001	20/05/2041	2,034.00	17.26	1,113.11	9.44
	FIXED RATE	0.7500%	28/03/2002	20/03/2042	5,582.00	47.36	0.00	0.00
	FIXED RATE	1.7000%	28/03/2002	20/03/2042	1,141.00	9.68	371.79	3.15
	FIXED RATE	2.2000%	28/03/2002	20/03/2032	2,651.00	22.49	165.88	1.41
	FIXED RATE	0.7500%	28/03/2002	20/03/2042	573.00	4.86	304.74	2.59
	FIXED RATE	3.2500%	09/11/1978	20/11/2008	2,979.00	25.28	426.30	3.62
	FIXED RATE	1.7000%	28/03/2002	20/03/2032	5,389.00	45.73	54.14	0.46
	FIXED RATE	0.7500%	28/03/2002	20/03/2042	1,401.00	11.89	585.01	4.96
	FIXED RATE	0.7500%	28/03/2002	20/03/2042	2,178.00	18.48	654.70	5.56
	FIXED RATE	0.7500%	28/03/2002	20/03/2042	6,223.00	52.80	17.95	0.15
	FIXED RATE	3.2500%	09/11/1978	20/11/2008	5,270.00	44.72	770.24	6.54
	FIXED RATE	3.2500%	09/11/1978	20/05/2008	8,340.00	70.76	1,184.14	10.05
	FIXED RATE	3.2500%	09/11/1978	20/11/2008	296.00	2.51	42.44	0.36
	FIXED RATE	3.2500%	09/11/1978	20/11/2008	177.00	1.50	25.87	0.22
	FIXED RATE	3.2500%	09/11/1978	20/11/2008	157.00	1.33	22.82	0.19
	FIXED RATE	3.0000%	20/06/1980	20/06/2010	5,400.00	45.82	1,185.35	10.06
	FIXED RATE	3.0000%	20/06/1980	20/06/2010	70.00	0.59	13.66	0.12
	FIXED RATE	3.0000%	20/06/1980	20/06/2010	730.00	6.19	126.77	1.08
	FIXED RATE	3.0000%	20/06/1980	20/06/2010	1,860.00	15.78	408.29	3.46
	FIXED RATE	3.0000%	20/06/1980	20/06/2010	90.00	0.76	18.69	0.16
	FIXED RATE	3.0000%	20/06/1980	20/06/2010	150.00	1.27	32.90	0.28
	FIXED RATE	3.0000%	20/06/1980	20/06/2010	5,410.00	45.90	1,187.56	10.08
	FIXED RATE	3.0000%	20/06/1980	20/06/2010	850.00	7.21	177.81	1.51
	FIXED RATE	3.0000%	20/06/1980	20/06/2010	1,100.00	9.33	215.07	1.82
	FIXED RATE	3.0000%	16/06/1981	20/06/2011	5,000.00	42.43	1,278.96	10.85
	FIXED RATE	3.0000%	16/06/1981	20/06/2011	6,300.00	53.46	1,026.34	8.71
	FIXED RATE	3.0000%	16/06/1981	20/06/2011	7,600.00	64.49	2,031.46	17.24
	FIXED RATE	3.0000%	31/05/1982	20/05/2012	5,000.00	42.43	1,263.57	10.72
	FIXED RATE	3.0000%	31/05/1982	20/05/2012	3,630.00	30.80	876.95	7.44
	FIXED RATE	3.0000%	31/05/1982	20/05/2012	330.00	2.80	95.54	0.81

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of December 31, 2005

(in millions of currency indicated)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	3.0000%	31/05/1982	20/05/2012	3,600.00	30.55	1,084.67	9.20
	FIXED RATE	3.0000%	31/05/1982	10/05/2012	3,860.00	32.75	1,196.46	10.15
	FIXED RATE	3.0000%	09/09/1983	20/09/2013	6,300.00	53.46	1,148.80	9.75
	FIXED RATE	3.0000%	09/09/1983	20/09/2013	5,400.00	45.82	796.67	6.76
	FIXED RATE	3.0000%	09/09/1983	20/09/2013	1,140.00	9.67	403.09	3.42
	FIXED RATE	3.0000%	09/09/1983	20/09/2013	4,600.00	39.03	1,753.54	14.88
	FIXED RATE	3.5000%	07/05/1984	20/05/2014	3,012.00	25.56	1,242.65	10.54
	FIXED RATE	3.5000%	07/05/1984	20/05/2014	1,381.00	11.72	232.56	1.97
	FIXED RATE	3.5000%	30/05/1986	20/05/2016	148.00	1.26	52.25	0.44
	FIXED RATE	3.5000%	30/05/1986	20/05/2016	705.00	5.98	234.26	1.99
	FIXED RATE	3.5000%	30/05/1986	20/05/2016	7,595.00	64.44	3,740.86	31.74
	FIXED RATE	3.5000%	30/05/1986	20/05/2016	3,988.00	33.84	2,038.26	17.29
	FIXED RATE	3.5000%	30/05/1986	20/05/2016	1,439.00	12.21	493.86	4.19
	FIXED RATE	3.5000%	30/05/1986	20/05/2016	2,555.00	21.68	746.57	6.33
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	2,254.00	19.13	96.58	0.82
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	4,837.00	41.04	2,711.48	23.01
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	10,818.00	91.79	5,496.55	46.64
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	2,090.00	17.73	1,247.70	10.59
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	5,735.00	48.66	3,469.88	29.44
	FIXED RATE	3.2500%	09/11/1978	20/11/2008	2,429.00	20.61	319.79	2.71
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	3,193.00	27.09	1,651.10	14.01
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	4,611.00	39.12	2,739.80	23.25
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	3,372.00	28.61	1,657.43	14.06
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	2,000.00	16.97	853.08	7.24
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	707.00	6.00	368.60	3.13
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	326.00	2.77	191.40	1.62
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	308.00	2.61	183.18	1.55
	FIXED RATE	3.0000%	31/05/1988	20/05/2018	14,003.00	118.82	8,502.45	72.14
	FIXED RATE	2.7000%	26/05/1989	20/05/2019	2,063.00	17.50	1,334.99	11.33
	FIXED RATE	2.7000%	26/05/1989	20/05/2019	4,776.00	40.52	2,170.64	18.42
	FIXED RATE	2.7000%	26/05/1989	20/05/2019	2,500.00	21.21	1,646.33	13.97
	FIXED RATE	2.7000%	26/05/1989	20/05/2019	2,633.00	22.34	1,286.87	10.92
	FIXED RATE	2.7000%	26/05/1989	20/05/2019	5,500.00	46.67	3,319.65	28.17
	FIXED RATE	3.0000%	20/12/1994	20/12/2024	4,616.00	39.17	4,007.10	34.00
	FIXED RATE	3.5000%	22/12/1994	31/05/2007	48,800.00	414.07	7,274.71	61.73
	FIXED RATE	6.0000%	11/03/1993	01/02/2013	25,000.00	212.13	10,608.26	90.01
	FIXED RATE	6.0000%	27/04/1990	15/06/2009	48,000.00	407.28	9,182.25	77.91
	FIXED RATE	1.9500%	22/09/2000	14/10/2013	16,600.00	140.85	13,328.00	113.09
	FIXED RATE	2.1000%	25/03/1999	15/12/2011	24,480.00	207.71	17,248.19	146.35
	FIXED RATE	2.1000%	25/08/1999	15/06/2011	9,698.00	82.29	5,818.74	49.37
	LIBOR 6 MONTHS	2.2500%	22/09/2000	25/04/2015	4,320.00	36.66	1,728.00	14.66
	LONG TERM PRIME LENDING RATE	-0.0200%	17/02/1999	15/09/2018	43,800.00	371.64	10,469.33	88.83
	LONG TERM PRIME LENDING RATE	-0.0200%	17/02/2000	15/09/2019	43,800.00	371.64	25,857.26	219.40
	LONG TERM PRIME LENDING RATE	0.5000%	23/06/1997	15/05/2021	20,800.00	176.49	11,100.12	94.18
KOREAN WON					24,962.00	24.64	3,465.44	3.42

	FIXED RATE	2.5000%	24/02/1998	20/02/2028	21,172.00	20.90	2,075.81	2.05
	FIXED RATE	3.5000%	12/03/1991	20/03/2011	3,790.00	3.74	1,389.63	1.37
KUWAIT DINAR					11.05	38.26	3.98	13.78

	FIXED RATE	3.5000%	06/05/1998	15/08/2018	6.15	21.29	2.88	9.98
	FIXED RATE	4.5000%	26/12/1984	15/02/2008	4.90	16.97	1.10	3.80
NETHERLANDS GUILDER					0.00	0.00	0.00	0.00

	FIXED RATE	2.5000%	27/04/1984	31/12/2014	0.00	0.00	0.00	0.00
SWEDISH KRONER					18.31	2.30	9.69	1.22

	INTEREST FREE	0.0000%	13/02/1998	30/12/2008	18.31	2.30	9.69	1.22
SPECIAL DRAWING RIGHT					903.78	1,296.67	644.40	924.53

	INTEREST FREE	1.0000%	22/11/1990	15/08/2025	16.73	24.00	10.70	15.35
	INTEREST FREE	1.0000%	27/12/1988	15/11/2023	5.91	8.48	4.87	6.99
	INTEREST FREE	1.0000%	09/11/1990	15/11/2025	35.87	51.46	31.39	45.04
	INTEREST FREE	1.0000%	11/07/1991	15/02/2026	50.00	71.74	22.26	31.94
	INTEREST FREE	1.0000%	06/03/1992	01/06/2027	26.40	37.88	23.70	34.00
	INTEREST FREE	1.0000%	27/12/1988	15/10/2023	18.68	26.80	13.23	18.98
	INTEREST FREE	1.0000%	25/01/1991	15/08/2025	24.19	34.71	21.17	30.37
	INTEREST FREE	1.0000%	24/06/1992	15/11/2026	27.16	38.97	20.91	30.00
	INTEREST FREE	1.0000%	22/11/1990	15/08/2025	69.70	100.00	59.70	85.65
	INTEREST FREE	1.0000%	18/12/1989	01/10/2024	25.04	35.93	13.35	19.16

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of December 31, 2005

(in millions of currency indicated)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	INTEREST FREE	1.0000%	20/01/1995	15/10/2029	11.93	17.12	6.87	9.86
	INTEREST FREE	1.0000%	25/10/1990	15/09/2025	18.25	26.18	15.66	22.46
	INTEREST FREE	1.0000%	12/09/1988	15/05/2023	53.41	76.63	38.14	54.71
	INTEREST FREE	1.0000%	17/02/1989	15/11/2023	14.54	20.86	12.00	17.21
	INTEREST FREE	1.0000%	05/11/1993	15/06/2028	18.02	25.85	13.36	19.17
	INTEREST FREE	1.0000%	17/02/1989	15/10/2023	25.85	37.09	21.33	30.60
	INTEREST FREE	1.0000%	04/07/1988	01/04/2023	43.44	62.32	35.30	50.64
	INTEREST FREE	1.0000%	05/10/1989	15/08/2024	39.77	57.06	33.80	48.50
	INTEREST FREE	1.0000%	28/11/1991	15/11/2026	35.25	50.57	26.17	37.55
	INTEREST FREE	1.0000%	20/01/1995	15/10/2029	36.80	52.80	21.33	30.60
	INTEREST FREE	1.0000%	21/04/1988	01/02/2023	11.61	16.66	8.52	12.22
	INTEREST FREE	1.0000%	28/11/1991	15/11/2026	22.03	31.61	19.82	28.44
	INTEREST FREE	1.0000%	22/11/1993	01/06/2028	50.50	72.45	44.38	63.67
	INTEREST FREE	1.0000%	11/01/1996	15/09/2029	6.36	9.12	4.83	6.93
	INTEREST FREE	1.0000%	22/11/1990	15/11/2025	14.36	20.60	11.79	16.92
	INTEREST FREE	1.0000%	24/12/1992	01/10/2027	34.65	49.71	11.50	16.50
	INTEREST FREE	1.0000%	24/04/1986	15/05/2026	43.40	62.27	35.15	50.43
	INTEREST FREE	1.0000%	27/11/1995	15/05/2030	9.63	13.82	8.68	12.46
	INTEREST FREE	1.0000%	27/11/1995	15/04/2030	16.04	23.01	12.89	18.49
	INTEREST FREE	1.0000%	04/06/1996	15/03/2021	12.76	18.31	6.90	9.90
	INTEREST FREE	1.0000%	23/07/1997	15/05/2021	13.84	19.86	1.96	2.82
	INTEREST FREE	1.0000%	21/01/1998	01/09/2032	11.02	15.81	8.65	12.41
	INTEREST FREE	1.0000%	15/04/1998	15/11/2032	6.49	9.31	5.49	7.88
	INTEREST FREE	0.0000%	29/11/2000	15/01/2040	4.50	6.46	1.77	2.54
	INTEREST FREE	0.0000%	25/09/2000	15/01/2040	6.00	8.61	0.00	0.00
	FIXED RATE	0.7500%	06/03/1996	15/03/2030	6.15	8.82	3.97	5.69
	FIXED RATE	0.7500%	29/04/1998	15/03/2038	11.00	15.78	5.10	7.31
	FIXED RATE	0.7500%	08/04/2002	01/10/2041	11.60	16.64	3.37	4.84
	FIXED RATE	4.0000%	18/05/1992	01/04/2012	11.00	15.78	4.11	5.89
	FIXED RATE	4.0000%	22/04/1987	01/03/2007	3.90	5.60	0.29	0.41
UNITED STATES DOLLARS					9,142.87	9,142.87	4,224.52	4,224.52

	ADB FLOATING RATE	0.0000%	22/11/1990	15/11/2015	9.00	9.00	5.93	5.93
	ADB FLOATING RATE	0.0000%	25/10/1990	15/09/2020	33.00	33.00	27.78	27.78
	ADB FLOATING RATE	0.0000%	23/12/1986	01/04/2012	82.00	82.00	44.89	44.89
	ADB FLOATING RATE	0.0000%	27/11/1995	15/05/2022	15.00	15.00	12.28	12.28
	ADB FLOATING RATE	0.0000%	20/01/1995	15/10/2019	41.00	41.00	34.40	34.40
	ADB FLOATING RATE	0.0000%	23/12/1986	15/06/2016	18.80	18.80	12.94	12.94
	ADB FLOATING RATE	0.0000%	23/12/1986	01/10/2010	24.00	24.00	10.12	10.12
	ADB FLOATING RATE	0.0000%	11/01/1996	15/09/2021	9.50	9.50	7.88	7.88
	ADB FLOATING RATE	0.0000%	04/02/1991	15/08/2015	150.00	150.00	104.51	104.51
	ADB FLOATING RATE	0.0000%	27/11/1995	15/04/2020	30.00	30.00	10.37	10.37
	ADB FLOATING RATE	0.0000%	20/01/1995	01/10/2016	23.50	23.50	16.96	16.96
	ADB FLOATING RATE	0.0000%	24/12/1992	01/10/2017	50.00	50.00	14.76	14.76
	ADB FLOATING RATE	0.0000%	02/05/1996	01/05/2010	75.00	75.00	35.69	35.69
	ADB FLOATING RATE	0.0000%	03/06/1997	15/03/2021	18.50	18.50	8.50	8.50
	ADB FLOATING RATE	0.0000%	23/06/1997	15/05/2021	167.00	167.00	121.38	121.38
	ADB FLOATING RATE	0.0000%	24/04/1986	15/05/2006	50.00	50.00	3.04	3.04
	ADB FLOATING RATE	0.0000%	21/12/1998	15/08/2013	300.00	300.00	235.63	235.63
	ADB FLOATING RATE	0.0000%	21/12/1998	01/08/2013	200.00	200.00	162.23	162.23
	ADB FLOATING RATE	0.0000%	21/01/1998	01/09/2022	93.00	93.00	11.50	11.50
	ADB FLOATING RATE	0.0000%	21/01/1998	01/09/2022	20.22	20.22	7.83	7.83
	ADB FLOATING RATE	0.0000%	15/04/1998	15/11/2022	15.70	15.70	12.99	12.99
	ADB FLOATING RATE	0.0000%	21/01/1998	15/11/2022	22.00	22.00	1.07	1.07
	ADB FLOATING RATE	0.0000%	21/12/1998	01/08/2022	71.00	71.00	19.40	19.40
	ADB FLOATING RATE	0.0000%	01/03/1999	01/08/2025	53.00	53.00	14.82	14.82
	ADB FLOATING RATE	0.0000%	01/03/1999	01/12/2023	24.30	24.30	3.23	3.23
	ADB FLOATING RATE	0.0000%	01/03/1999	15/12/2023	93.16	93.16	49.21	49.21
	ADB FLOATING RATE	0.0000%	01/03/1999	15/08/2023	60.00	60.00	21.59	21.59
	ADB FLOATING RATE	0.0000%	18/07/2000	15/08/2014	100.00	100.00	24.05	24.05
	ADB FLOATING RATE	0.0000%	18/07/2000	15/08/2024	75.00	75.00	5.41	5.41
	ADB FLOATING RATE	0.0000%	21/07/2000	15/02/2015	100.00	100.00	88.79	88.79
	ADB FLOATING RATE	0.0000%	21/07/2000	15/02/2015	75.00	75.00	9.81	9.81
	ADB FLOATING RATE	0.0000%	16/11/2000	15/08/2025	25.00	25.00	9.74	9.74
	ADB FLOATING RATE	0.0000%	19/11/2001	15/08/2016	75.00	75.00	71.54	71.54
	ADB FLOATING RATE	0.0000%	22/10/2001	15/09/2025	75.00	75.00	7.00	7.00

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of December 31, 2005

(in millions of currency indicated)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	COST QUA. BOR. IBRD 6M	0.5000%	22/12/1989	15/03/2010	200.00	200.00	85.15	85.15
	COST QUA. BOR. IBRD 6M	0.5000%	19/01/1990	01/02/2010	40.00	40.00	16.74	16.74
	COST QUA. BOR. IBRD 6M	0.5000%	31/05/1989	15/06/2009	300.00	300.00	102.60	102.60
	COST QUA. BOR. IBRD 6M	0.5000%	09/11/1989	15/09/2009	70.10	70.10	26.04	26.04
	COST QUA. BOR. IBRD 6M	0.5000%	16/03/1990	15/04/2010	40.00	40.00	13.17	13.17
	COST QUA. BOR. IBRD 6M	0.5000%	09/06/1993	01/08/2013	51.30	51.30	18.85	18.85
	COST QUA. BOR. IBRD 6M	0.5000%	09/06/1993	01/08/2013	22.94	22.94	12.26	12.26
	COST QUA. BOR. IBRD 6M	0.5000%	23/12/1992	01/02/2013	200.00	200.00	127.27	127.27
	COST QUA. BOR. IBRD 6M	0.5000%	05/02/1992	15/03/2012	97.79	97.79	50.70	50.70
	COST QUA. BOR. IBRD 6M	0.5000%	05/02/1992	15/03/2012	59.21	59.21	35.23	35.23
	COST QUA. BOR. IBRD 6M	0.5000%	15/07/1993	01/03/2013	37.54	37.54	23.74	23.74
	COST QUA. BOR. IBRD 6M	0.5000%	15/07/1993	01/03/2013	25.46	25.46	12.92	12.92
	COST QUA. BOR. IBRD 6M	0.5000%	19/06/1986	01/01/2006	82.00	82.00	5.41	5.41
	COST QUA. BOR. IBRD 6M	0.5000%	01/09/1988	01/08/2008	200.00	200.00	59.89	59.89
	COST QUA. BOR. IBRD 6M	0.5000%	09/07/1990	15/09/2010	200.00	200.00	81.13	81.13
	COST QUA. BOR. IBRD 6M	0.5000%	13/06/1988	15/08/2008	45.00	45.00	7.03	7.03
	COST QUA. BOR. IBRD 6M	0.5000%	28/04/1995	01/04/2015	18.00	18.00	0.97	0.97
	COST QUA. BOR. IBRD 6M	0.5000%	28/04/1995	01/04/2015	16.70	16.70	7.49	7.49
	COST QUA. BOR. IBRD 6M	0.5000%	30/03/1987	01/01/2007	300.00	300.00	30.00	30.00
	COST QUA. BOR. IBRD 6M	0.5000%	11/07/1991	15/08/2011	139.44	139.44	74.43	74.43
	COST QUA. BOR. IBRD 6M	0.5000%	11/07/1991	15/08/2011	18.56	18.56	3.00	3.00
	COST QUA. BOR. IBRD 6M	0.5000%	02/04/1985	01/05/2005	4.00	4.00	0.00	0.00
	COST QUA. BOR. IBRD 6M	0.5000%	01/09/1988	15/08/2008	160.00	160.00	37.49	37.49
	COST QUA. BOR. IBRD 6M	7.7300%	06/04/1990	15/07/2010	80.92	80.92	35.15	35.15
	COST QUA. BOR. IBRD 6M	7.7300%	09/07/1990	15/09/2010	85.00	85.00	20.29	20.29
	COST QUA. BOR. IBRD 6M	7.7300%	08/11/1990	01/08/2010	27.57	27.57	11.85	11.85
	COST QUA. BOR. IBRD 6M	7.7300%	08/11/1990	01/11/2010	125.00	125.00	54.38	54.38
	COST QUA. BOR. IBRD 6M	7.7300%	05/02/1992	15/04/2012	85.00	85.00	31.48	31.48
	COST QUA. BOR. IBRD 6M	7.7300%	31/03/1992	15/06/2012	34.75	34.75	19.17	19.17
	COST QUA. BOR. IBRD 6M	7.7500%	31/05/1989	01/03/2009	60.00	60.00	20.51	20.51
	INTEREST FREE	1.0000%	20/12/1974	01/10/2014	5.80	5.80	2.08	2.08
	INTEREST FREE	1.0000%	10/11/1978	01/10/2018	14.00	14.00	7.28	7.28
	INTEREST FREE	1.0000%	27/08/1979	01/02/2019	15.00	15.00	6.66	6.66
	INTEREST FREE	1.0000%	22/10/1980	15/09/2020	20.00	20.00	7.29	7.29
	INTEREST FREE	1.0000%	12/10/1981	01/09/2021	15.00	15.00	7.75	7.75
	INTEREST FREE	1.0000%	05/01/1973	01/09/2022	12.70	12.70	6.48	6.48
	INTEREST FREE	1.0000%	05/04/1974	15/04/2024	9.50	9.50	5.27	5.27
	INTEREST FREE	1.0000%	21/04/1978	15/12/2027	28.00	28.00	14.20	14.20
	INTEREST FREE	1.0000%	27/06/1979	01/06/2029	40.00	40.00	22.72	22.72
	FIXED RATE	0.3000%	28/05/2002	30/11/2032	4.40	4.40	4.40	4.40
	FIXED RATE	0.3000%	28/05/2002	30/11/2032	6.78	6.78	6.78	6.78
	FIXED RATE	0.3000%	28/05/2002	30/11/2032	15.56	15.56	18.56	18.56
	FIXED RATE	0.3000%	28/05/2002	30/11/2032	12.94	12.94	12.94	12.94
	FIXED RATE	1.0000%	22/09/2000	04/10/2030	7.01	7.01	7.01	7.01
	FIXED RATE	1.0000%	03/08/2001	31/12/2031	23.89	23.89	23.62	23.62
	FIXED RATE	1.0000%	08/09/2001	01/27/2032	16.11	16.11	16.11	16.11
	FIXED RATE	1.0000%	07/11/2002	12/27/2032	14.57	14.57	14.55	14.55
	FIXED RATE	1.0000%	07/11/2002	13/02/2033	5.43	5.43	5.43	5.43
	FIXED RATE	1.0000%	17/07/2003	31/12/2033	37.88	37.88	37.88	37.88
	FIXED RATE	1.0000%	17/07/2003	14/01/2034	2.12	2.12	2.12	2.12
	FIXED RATE	1.0000%	09/08/2004	31/12/2034	6.61	6.61	6.61	6.61
	FIXED RATE	1.0000%	09/08/2004	31/12/2034	13.39	13.39	13.39	13.39
	FIXED RATE	1.5000%	11/07/1996	17/03/2026	25.75	25.75	25.75	25.75
	FIXED RATE	1.7500%	06/08/2000	15/12/2016	10.00	10.00	6.60	6.60
	FIXED RATE	2.0000%	10/10/2001	15/04/2021	7.00	7.00	2.18	2.18
	FIXED RATE	2.0000%	24/12/1980	01/10/2021	5.70	5.70	3.09	3.09
	FIXED RATE	2.0000%	23/07/1982	15/04/2023	9.90	9.90	3.73	3.73
	FIXED RATE	2.0000%	03/04/1984	19/08/2021	3.20	3.20	0.03	0.03
	FIXED RATE	2.0000%	24/03/1975	31/05/2017	15.00	15.00	7.29	7.29
	FIXED RATE	2.0000%	29/07/1975	16/02/2017	3.50	3.50	1.69	1.69
	FIXED RATE	2.0000%	22/12/1975	13/09/2017	5.00	5.00	2.44	2.44
	FIXED RATE	2.0000%	11/03/1974	07/12/2016	2.00	2.00	0.65	0.65
	FIXED RATE	2.0000%	28/04/1976	25/04/2017	10.00	10.00	4.32	4.32
	FIXED RATE	2.0000%	27/06/1977	27/04/2018	3.00	3.00	1.53	1.53
	FIXED RATE	2.0000%	13/01/1978	18/05/2019	5.00	5.00	2.61	2.61
	FIXED RATE	2.0000%	13/01/1978	09/11/2018	2.25	2.25	0.78	0.78

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of December 31, 2005

(in millions)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	2.0000%	18/08/1978	14/10/2018	0.78	0.78	0.38	0.38
	FIXED RATE	2.0000%	23/02/1979	08/04/2020	10.66	10.66	6.24	6.24
	FIXED RATE	2.0000%	28/03/1980	05/03/2021	6.38	6.38	3.94	3.94
	FIXED RATE	2.0000%	15/02/1979	28/04/2021	4.40	4.40	2.56	2.56
	FIXED RATE	2.0000%	15/02/1978	15/05/2021	5.00	5.00	2.47	2.47
	FIXED RATE	2.0000%	16/07/1979	15/09/2020	5.00	5.00	2.19	2.19
	FIXED RATE	2.0000%	01/08/1979	11/01/2022	2.62	2.62	0.54	0.54
	FIXED RATE	2.0000%	01/08/1978	06/01/2024	0.88	0.88	0.31	0.31
	FIXED RATE	2.0000%	29/08/1980	13/10/2021	1.50	1.50	0.25	0.25
	FIXED RATE	2.0000%	06/11/1981	06/11/2021	10.12	10.12	6.13	6.13
	FIXED RATE	2.0000%	28/05/1981	26/08/2022	1.00	1.00	0.60	0.60
	FIXED RATE	2.0000%	29/08/1980	01/06/2021	2.30	2.30	1.29	1.29
	FIXED RATE	2.0000%	25/09/1981	15/03/2022	7.10	7.10	1.98	1.98
	FIXED RATE	2.0000%	30/09/1981	17/08/2021	1.60	1.60	0.54	0.54
	FIXED RATE	2.0000%	31/08/1982	14/06/2023	4.50	4.50	0.55	0.55
	FIXED RATE	2.0000%	29/09/1982	28/04/2023	8.30	8.30	0.14	0.14
	FIXED RATE	2.0000%	23/05/1984	02/06/2023	7.00	7.00	0.03	0.03
	FIXED RATE	2.0000%	31/08/1983	16/11/2024	13.50	13.50	0.13	0.13
	FIXED RATE	2.0000%	24/08/1979	20/02/2021	2.50	2.50	0.65	0.65
	FIXED RATE	2.0000%	28/10/1980	16/12/2023	7.50	7.50	2.60	2.60
	FIXED RATE	2.0000%	04/12/1980	28/10/2023	9.20	9.20	0.36	0.36
	FIXED RATE	2.0000%	21/07/1982	12/09/2023	2.90	2.90	0.21	0.21
	FIXED RATE	2.0000%	30/07/1983	16/04/2025	7.80	7.80	0.73	0.73
	FIXED RATE	2.0000%	29/07/1983	01/10/2024	1.00	1.00	0.05	0.05
	FIXED RATE	2.0000%	26/03/1984	10/10/2024	2.30	2.30	0.26	0.26
	FIXED RATE	2.0000%	15/02/1979	22/11/2022	1.60	1.60	0.49	0.49
	FIXED RATE	2.0000%	30/06/1980	14/02/2023	3.30	3.30	1.56	1.56
	FIXED RATE	2.0000%	01/06/1994	23/11/2019	15.00	15.00	9.98	9.98
	FIXED RATE	2.0000%	20/06/1986	13/10/2016	40.00	40.00	13.53	13.53
	FIXED RATE	2.0000%	19/05/1988	03/07/2018	30.00	30.00	14.99	14.99
	FIXED RATE	2.0000%	31/07/1990	25/10/2020	21.00	21.00	12.12	12.12
	FIXED RATE	2.0000%	02/08/1999	30/12/2019	16.06	16.06	13.24	13.24
	FIXED RATE	2.0000%	02/08/1999	11/02/2020	13.94	13.94	13.94	13.94
	FIXED RATE	2.0000%	08/07/1985	25/10/2015	40.00	40.00	15.38	15.38
	FIXED RATE	2.0000%	12/07/2000	19/01/2021	23.36	23.36	21.90	21.90
	FIXED RATE	2.0000%	12/07/2000	19/01/2021	16.64	16.64	16.64	16.64
	FIXED RATE	2.5000%	30/06/1997	28/04/2014	9.48	9.48	8.90	8.90
	FIXED RATE	3.0000%	04/12/1980	06/04/2022	2.70	2.70	1.46	1.46
	FIXED RATE	3.0000%	06/07/1989	06/07/2007	100.00	100.00	15.56	15.56
	FIXED RATE	3.0000%	17/05/1991	01/10/2021	10.00	10.00	10.00	10.00
	FIXED RATE	3.0000%	30/01/1992	05/04/2022	20.00	20.00	14.17	14.17
	FIXED RATE	3.0000%	30/04/1993	26/11/2023	20.00	20.00	15.00	15.00
	FIXED RATE	3.0000%	30-10-2001	30/04/2013	34.98	34.98	2.59	2.59
	FIXED RATE	3.0000%	14-09-2002	31/03/2015	23.55	23.55	7.04	7.04
	FIXED RATE	3.0000%	19/09/2002	01/12/2016	41.25	41.25	31.88	31.88
	FIXED RATE	3.2500%	27/09/1990	15/04/2006	4.89	4.89	0.24	0.24
	FIXED RATE	3.2500%	22/09/1997	22/03/2014	10.00	10.00	1.31	1.31
	FIXED RATE	3.4000%	01/03/1996	15/12/2012	22.95	22.95	16.06	16.06
	FIXED RATE	3.4000%	06/06/1997	15/12/2014	28.02	28.02	23.64	23.64
	FIXED RATE	3.4000%	01/05/1998	15/05/2014	38.51	38.51	32.73	32.73
	FIXED RATE	4.0000%	16/07/1998	05/11/2018	10.00	10.00	8.12	8.12
	FIXED RATE	4.5500%	28/05/2002	31/01/2009	4.40	4.40	2.00	2.00
	FIXED RATE	4.5500%	28/05/2002	30/11/2008	6.78	6.78	3.14	3.14
	FIXED RATE	4.5500%	28/05/2002	30/09/2008	15.56	15.56	14.90	14.90
	FIXED RATE	4.5500%	28/05/2002	30/09/2008	12.94	12.94	11.09	11.09
	FIXED RATE	5.2000%	05/03/1998	15/10/2010	24.10	24.10	13.36	13.36
	FIXED RATE	5.2000%	08/11/1999	15/11/2012	99.45	99.45	70.95	70.95
	FIXED RATE	5.9500%	23/12/1994	01/03/2006	36.50	36.50	4.40	4.40
	FIXED RATE	7.1800%	22/09/2000	05/04/2008	7.01	7.01	3.43	3.43
	FIXED RATE	7.6000%	07/11/1979	01/09/2009	41.00	41.00	12.45	12.45
	FIXED RATE	7.7000%	09/06/1978	15/04/2008	23.50	23.50	4.91	4.91
	FIXED RATE	8.0000%	23/07/1996	20/10/2006	25.75	25.75	5.29	5.29
	FIXED RATE	8.0000%	20/06/1997	30/05/2013	9.48	9.48	2.23	2.23
	FIXED RATE	8.0600%	14/09/1994	15/04/2006	18.63	18.63	1.57	1.57
	FIXED RATE	8.3000%	06/09/1977	15/04/2007	22.00	22.00	2.33	2.33

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of December 31, 2005

(in millions of currency indicated)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	8.9000%	15/12/1976	15/07/2006	15.00	15.00	1.40	1.40
	FIXED RATE	10.0000%	12/10/1981	01/09/2011	32.00	32.00	10.31	10.31
	FIXED RATE	10.1000%	17/11/1981	01/08/2006	27.00	27.00	2.18	2.18
	FIXED RATE	10.1000%	04/12/1981	01/09/2006	8.00	8.00	0.26	0.26
	FIXED RATE	10.2500%	28/12/1984	15/04/2008	27.90	27.90	5.21	5.21
	FIXED RATE	10.5000%	23/12/1983	15/11/2013	67.40	67.40	22.47	22.47
	FIXED RATE	10.5000%	23/12/1983	15/10/2013	34.00	34.00	14.78	14.78
	FIXED RATE	11.0000%	03/11/1982	01/09/2012	45.30	45.30	9.88	9.88
	FIXED RATE	11.0000%	01/12/1982	01/05/2006	68.00	68.00	2.70	2.70
	FIXED RATE	11.0000%	20/05/1983	01/01/2010	26.70	26.70	9.20	9.20
	LIBOR 6 MONTHS DEPOSIT	0.0000%	02/09/2003	15/08/2018	150.00	150.00	150.00	150.00
	LIBOR 6 MONTHS DEPOSIT	0.0000%	10/01/2005	15/11/2019	200.00	200.00	100.00	100.00
	LIBOR 6 MONTHS DEPOSIT	0.0000%	10/01/2005	15/11/2020	13.00	13.00	0.32	0.32
	LIBOR 6 MONTHS DEPOSIT	0.0000%	22/11/2005	15/08/2024	150.00	150.00	75.00	75.00
	LIBOR 6 MONTHS DEPOSIT	0.0000%	03/06/1994	01/06/2024	5.75	5.75	4.63	4.63
	LIBOR 6 MONTHS DEPOSIT	0.0000%	03/06/1994	01/06/2024	9.25	9.25	9.25	9.25
	LIBOR 6 MONTHS DEPOSIT	0.0000%	05/02/1992	01/02/2022	20.00	20.00	16.50	16.50
	LIBOR 6 MONTHS DEPOSIT	0.0000%	10/03/1995	10/03/2015	26.50	26.50	19.53	19.53
	LIBOR 6 MONTHS DEPOSIT	7.7300%	06/04/1990	15/07/2010	40.88	40.88	13.68	13.68
	LIBOR 6 MONTHS DEPOSIT	7.7300%	08/11/1990	01/08/2010	18.63	18.63	4.50	4.50
	LIBOR 6 MONTHS DEPOSIT	7.7300%	31/03/1992	5/06/2012	33.25	33.25	15.90	15.90
	LIBOR 6 MONTHS DEPOSIT	0.0000%	25/02/2000	04/15/2020	100.00	100.00	97.89	97.89
	LIBOR 6 MONTHS DEPOSIT	0.0000%	10/04/2000	15/02/2020	150.00	150.00	111.41	111.41
	LIBOR 6 MONTHS DEPOSIT	0.0000%	20/10/2000	09/01/2020	4.79	4.79	3.50	3.50
	LIBOR 6 MONTHS DEPOSIT	0.0000%	08/08/2001	01/05/2021	60.00	60.00	17.15	17.15
	LIBOR 6 MONTHS DEPOSIT	0.5000%	20/12/1996	15/01/2017	113.40	113.40	64.77	64.77
	LIBOR 6 MONTHS DEPOSIT	0.5000%	20/12/1996	15/01/2018	50.00	50.00	41.64	41.64
	LIBOR 6 MONTHS DEPOSIT	0.5000%	20/12/1997	15/01/2019	58.00	58.00	32.74	32.74
	LIBOR 6 MONTHS DEPOSIT	0.5000%	09/09/1997	15/06/2018	50.00	50.00	23.78	23.78
	LIBOR 6 MONTHS DEPOSIT	0.5000%	08/04/1998	15/06/2018	10.00	10.00	8.79	8.79
	LIBOR 6 MONTHS DEPOSIT	0.5000%	08/04/1998	15/06/2018	19.00	19.00	15.62	15.62
	LIBOR 6 MONTHS DEPOSIT	0.5000%	12/09/2002	15/04/2019	100.00	100.00	72.44	72.44
	LIBOR 6 MONTHS DEPOSIT	0.5000%	07/10/2002	15/04/2022	100.00	100.00	24.81	24.81
	LIBOR 6 MONTHS DEPOSIT	0.5000%	24/08/2004	15/04/2024	60.00	60.00	1.55	1.55
	LIBOR 6 MONTHS DEPOSIT	0.5000%	02/10/2003	15/10/2022	21.90	21.90	1.61	1.61
	LIBOR 6 MONTHS DEPOSIT	0.5000%	20/01/2003	15/10/2022	33.60	33.60	9.07	9.07
	LIBOR 6 MONTHS DEPOSIT	0.5000%	22/01/2003	15/10/2022	50.00	50.00	8.55	8.55
	LIBOR 6 MONTHS DEPOSIT	0.5000%	26/01/2004	15/04/2023	5.00	5.00	0.05	0.05
	LIBOR 6 MONTHS DEPOSIT	0.5000%	30/06/2005	15/06/2024	16.00	16.00	0.09	0.09
	LIBOR 6 MONTHS DEPOSIT	0.7500%	11/12/1998	15/09/2018	300.00	300.00	91.20	91.20
	LIBOR 6 MONTHS DEPOSIT	0.7500%	14./2/1999	15/12/2019	27.50	27.50	19.04	19.04
	LIBOR 6 MONTHS DEPOSIT	0.7500%	23/03/1999	15/05/2019	100.00	100.00	18.03	18.03
	B. RELENT TO GOCC's					4,067.19		1,913.80

	BELGIAN FRANCS				1,181.67	34.68	517.92	15.20

	INTEREST FREE	0.0000%	30/10/1992	31/12/2022	150.00	4.40	127.50	3.74
	INTEREST FREE	0.0000%	23/12/1983	31/12/2013	75.00	2.20	30.00	0.88
	INTEREST FREE	0.0000%	29/11/1982	31/12/2012	75.00	2.20	26.25	0.77
	INTEREST FREE	0.0000%	04/11/1981	31/12/2011	300.00	8.80	90.00	2.64
	INTEREST FREE	0.0000%	11/08/1980	31/12/2010	450.00	13.21	112.50	3.30
	INTEREST FREE	0.0000%	11/03/1996	31/12/2025	131.67	3.86	131.67	3.86
	DEUTSCHEMARK				120.80	73.12	72.12	43.65

	FIXED RATE	2.0000%	10/07/1989	31/12/2019	18.00	10.89	12.29	7.44
	FIXED RATE	2.0000%	22/03/1982	30/06/2012	10.00	6.05	3.08	1.86
	FIXED RATE	2.0000%	10/07/1989	31/12/2019	14.00	8.47	9.84	5.95
	FIXED RATE	2.0000%	10/07/1989	31/12/2019	62.80	38.01	43.30	26.21
	FIXED RATE	2.0000%	10/04/1981	31/12/2015	16.00	9.68	3.61	2.19
	DANISH KRONER				110.00	17.46	24.46	3.88

	INTEREST FREE	0.0000%	20/02/1985	01/04/2009	95.00	15.08	21.08	3.35
	INTEREST FREE	0.0000%	20/02/1985	01/10/2009	15.00	2.38	3.38	0.54
	EURO				8.27	9.79	2.56	3.03

	FIXED RATE	5.0200%	04/08/2004	28/06/2024	1.97	2.33	0.72	0.85
	INTEREST FREE	0.0000%	04/08/2004	31/12/2033	6.30	7.46	1.84	2.18
	POUNDS STERLING				6.47	11.11	0.00	0.00

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of December 31, 2005

(in millions of currency indicated)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	FIXED RATE	2.0000%	12/03/1980	12/03/2005	4.50	7.72	0.00	0.00
	FIXED RATE	2.0000%	23/09/1980	23/09/2005	1.97	3.38	0.00	0.00
JAPANESE YEN					377,719.40	3,204.95	193,031.81	1,637.87

	FIXED RATE	2.0000%	16/08/1995	31/07/2025	545.40	4.63	541.35	4.59
	FIXED RATE	2.7000%	26/05/1989	20/05/2019	6,300.00	53.46	3,271.59	27.76
	FIXED RATE	2.7000%	28/06/1990	15/11/2010	5,066.00	42.99	3,499.89	29.70
	FIXED RATE	2.7000%	16/07/1991	20/04/2021	2,005.00	17.01	1,402.29	11.90
	FIXED RATE	2.7000%	16/07/1991	20/06/2021	5,788.00	49.11	4,156.26	35.27
	FIXED RATE	2.7000%	26/05/1992	20/05/2022	1,094.00	9.28	634.72	5.39
	FIXED RATE	2.7000%	16/07/1991	20/06/2021	8,283.00	70.28	5,605.70	47.56
	FIXED RATE	2.7000%	16/07/1991	20/06/2021	4,028.00	34.18	2,529.17	21.46
	FIXED RATE	3.0000%	29/01/1993	20/07/2022	3,653.00	31.00	2,693.92	22.86
	FIXED RATE	3.0000%	31/03/1993	20/03/2023	9,099.00	77.21	2,549.89	21.64
	FIXED RATE	3.0000%	19/08/1993	20/08/2023	18,120.00	153.75	15,817.28	134.21
	FIXED RATE	3.0000%	19/08/1993	20/08/2023	1,259.00	10.68	1,049.98	8.91
	FIXED RATE	3.0000%	12/08/1994	20/08/2024	11,433.00	97.01	9,027.09	76.59
	FIXED RATE	3.0000%	07/12/1994	20/12/2024	7,056.00	59.87	5,891.42	49.99
	FIXED RATE	3.0000%	07/12/1994	20/12/2024	6,630.00	56.26	5,159.26	43.78
	FIXED RATE	3.0000%	20/12/1994	20/12/2024	5,513.00	46.78	4,786.14	40.61
	FIXED RATE	3.0000%	20/12/1994	20/12/2024	10,756.00	91.26	296.67	2.52
	FIXED RATE	3.0000%	20/12/1994	20/12/2024	2,896.00	24.57	1,129.78	9.59
	FIXED RATE	3.0000%	20/12/1994	20/12/2024	457.00	3.88	198.21	1.68
	FIXED RATE	3.0000%	20/12/1994	20/12/2024	9,795.00	83.11	8,642.64	73.33
	FIXED RATE	3.0000%	20/12/1994	20/12/2024	6,212.00	52.71	2,157.22	18.30
	FIXED RATE	2.7000%	18/03/1997	20/03/2027	25,865.00	219.46	25,709.95	218.15
	FIXED RATE	2.7000%	18/03/1997	20/03/2027	479.00	4.06	397.25	3.37
	FIXED RATE	3.2500%	09/11/1978	20/11/2008	4,440.00	37.67	648.76	5.50
	FIXED RATE	1.0000%	07/04/2000	20/04/2040	20,675.00	175.43	4,514.55	38.31
	FIXED RATE	0.7500%	07/04/2000	20/04/2040	1,587.00	13.47	1,033.96	8.77
	FIXED RATE	1.0000%	07/04/2000	20/04/2040	7,445.00	63.17	7,360.65	62.46
	FIXED RATE	0.7500%	07/04/2000	20/04/2040	821.00	6.97	819.96	6.96
	FIXED RATE	3.2500%	02/02/1979	20/02/2009	7,000.00	59.40	1,195.11	10.14
	FIXED RATE	3.0000%	20/06/1980	20/06/2010	18,800.00	159.52	3,255.96	27.63
	FIXED RATE	3.0000%	20/06/1980	20/06/2010	1,540.00	13.07	335.79	2.85
	FIXED RATE	3.0000%	16/06/1981	20/06/2011	10,800.00	91.64	2,284.87	19.39
	FIXED RATE	3.0000%	16/06/1981	20/06/2011	7,560.00	64.15	2,026.88	17.20
	FIXED RATE	3.0000%	16/06/1981	20/06/2011	4,600.00	39.03	1,209.26	10.26
	FIXED RATE	3.0000%	16/06/1981	20/06/2011	140.00	1.19	36.63	0.31
	FIXED RATE	3.0000%	31/05/1982	20/05/2012	32,420.00	275.08	8,082.17	68.58
	FIXED RATE	3.0000%	31/05/1982	20/05/2012	670.00	5.68	148.36	1.26
	FIXED RATE	3.0000%	31/05/1982	20/05/2012	490.00	4.16	47.28	0.40
	FIXED RATE	3.0000%	09/09/1983	20/09/2013	9,900.00	84.00	2,540.54	21.56
	FIXED RATE	3.0000%	09/09/1983	20/09/2013	4,500.00	38.18	1,754.64	14.89
	FIXED RATE	3.0000%	09/09/1983	20/09/2013	240.00	2.04	66.24	0.56
	FIXED RATE	4.0000%	09/09/1983	20/09/2013	9,600.00	81.46	3,628.43	30.79
	FIXED RATE	3.5000%	07/05/1984	20/05/2014	2,905.00	24.65	1,202.63	10.20
	FIXED RATE	3.5000%	30/05/1986	20/05/2016	175.00	1.48	73.12	0.62
	FIXED RATE	4.0000%	25/09/1987	20/09/2017	40,400.00	342.79	22,489.66	190.82
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	1,272.00	10.79	576.38	4.89
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	6,015.00	51.04	3,618.68	30.70
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	2,478.00	21.03	37.43	0.32
	FIXED RATE	3.0000%	27/01/1988	20/01/2018	192.00	1.63	103.10	0.87
	FIXED RATE	2.7000%	26/05/1989	20/05/2019	5,054.00	42.88	3,316.82	28.14
	FIXED RATE	0.7500%	10/09/1998	20/09/2038	23,668.00	200.82	13,476.30	114.35
SPECIAL DRAWING RIGHT					34.95	50.14	31.89	45.76

	INTEREST FREE	0.7500%	08/05/1996	01/01/2036	10.15	14.56	9.85	14.13
	INTEREST FREE	1.0000%	04/06/1991	15/08/2025	11.18	16.04	8.67	12.43
	INTEREST FREE	1.0000%	08/05/1997	01/01/2031	13.62	19.54	13.38	19.20
UNITED STATES DOLLAR					665.95	665.95	164.41	164.41

	ADB FLOATING RATE	0.0000%	04/06/1991	15/08/2014	6.00	6.00	1.72	1.72
	COST QUA. BOR. IBRD 6M	0.5000%	30/06/1987	01/06/2007	32.00	32.00	3.02	3.02
	COST QUA. BOR. IBRD 6M	0.5000%	10/04/1986	15/11/2006	69.00	69.00	1.15	1.15
	LIBOR 6 MONTHS DEPOSIT	0.5000%	09/09/1997	15/09/2017	2.30	2.30	1.68	1.68
	INTEREST FREE	1.0000%	03/04/1972	01/03/2022	10.02	10.02	4.96	4.96

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of December 31, 2005

(in millions of currency indicated)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
	INTEREST FREE	1.0000%	27/06/1979	15/02/2029	22.00	22.00	13.55	13.55
	FIXED RATE	2.0000%	24/03/1975	24/03/2016	20.00	20.00	8.94	8.94
	FIXED RATE	2.0000%	06/08/1976	13/04/2017	20.00	20.00	7.27	7.27
	FIXED RATE	2.0000%	09/01/1988	30/06/2014	10.00	10.00	2.40	2.40
	FIXED RATE	2.0000%	06/08/1976	11/04/2017	20.00	20.00	9.68	9.68
	FIXED RATE	2.0000%	21/07/1989	21/07/2014	2.63	2.63	1.33	1.33
	FIXED RATE	3.0000%	07/10/1994	18/04/2011	6.00	6.00	1.00	1.00
	FIXED RATE	10.1000%	04/12/1981	01/09/2006	46.00	46.00	2.44	2.44
	FIXED RATE	3.0000%	26/02/2005	21/01/2040	400.00	400.00	105.26	105.26
								106.11
II. NG ASSUMED DEBT (REAL)						289.90		61.51

AUSTRIAN SCHILLINGS					21.81	1.88	4.67	0.40

	AUSTRIAN STATUTORY EXPORT PROMO SCHEME	0.6000%	1992	2007	21.81	1.88	4.67	0.40
BELGIAN FRANCS					50.00	1.47	18.75	0.55

	FREE	0.0000%	1986	2012	25.00	0.73	8.75	0.26
	FREE	0.0000%	1986	2013	25.00	0.73	10.00	0.29
DEUTSCHEMARKS					0.29	0.18	0.06	0.04

	FIXED RATE	8.6000%	1992	2007	0.29	0.18	0.06	0.04
FRENCH FRANCS					2.57	0.46	0.55	0.10

	TAUX DU MARCHE OBLIGATAIRE	0.4000%	1991	2007	2.57	0.46	0.55	0.10
POUNDS STERLING					0.17	0.29	0.04	0.06

	LIBOR 6 MONTHS DEPOSIT	0.0000%	1992	2007	0.17	0.29	0.04	0.06
JAPANESE YEN					1,712.56	14.53	366.98	3.11

	FIXED RATE	6.3000%	1993	2007	1,296.62	11.00	277.85	2.36
	LONG TERM PRIME RATE	0.1000%	1992	2007	415.94	3.53	89.13	0.76
UNITED STATES DOLLARS					271.09	271.09	57.24	57.24

	FIXED RATE	3.0000%	1992	2007	0.23	0.23	0.15	0.15
	FIXED RATE	3.0000%	1992	2007	0.40	0.40	0.26	0.26
	FIXED RATE	3.0000%	1992	2007	0.25	0.25	0.16	0.16
	FIXED RATE	3.5000%	1992	2007	1.06	1.06	0.69	0.69
	FIXED RATE	3.5000%	1992	2007	0.60	0.60	0.39	0.39
	FIXED RATE	5.0000%	1981	2006	5.49	5.49	0.00	0.00
	FIXED RATE	5.0000%	1981	2004	5.49	5.49	0.46	0.46
	LIBOR 6 MONTHS DEPOSIT	0.2000%	1992	2007	2.63	2.63	0.56	0.56
	LIBOR 6 MONTHS DEPOSIT	0.2000%	1992	2007	25.47	25.47	5.46	5.46
	LIBOR 6 MONTHS DEPOSIT	0.2000%	1992	2007	0.58	0.58	0.12	0.12
	LIBOR 6 MONTHS DEPOSIT	0.2500%	1990	2007	2.01	2.01	0.43	0.43
	LIBOR 6 MONTHS DEPOSIT	0.5000%	1991	2007	3.13	3.13	0.67	0.67
	LIBOR 6 MONTHS DEPOSIT	0.5000%	1991	2007	1.24	1.24	0.27	0.27
	NEW SHORT TERM EXIMBANK BORROWING	0.3750%	1991	2007	0.39	0.39	0.08	0.08
	NEW SHORT TERM EXIMBANK BORROWING	0.3750%	1991	2007	0.30	0.30	0.06	0.06
	NEW SHORT TERM EXIMBANK BORROWING	0.3750%	1991	2007	0.30	0.30	0.00	0.00
	NEW SHORT TERM EXIMBANK BORROWING	0.5000%	1992	2007	151.35	151.35	32.43	32.43
	NEW SHORT TERM EXIMBANK BORROWING	0.5000%	1992	2007	32.99	32.99	7.07	7.07
	NEW SHORT TERM EXIMBANK BORROWING	0.5000%	1992	2007	14.16	14.16	3.03	3.03
	NEW SHORT TERM EXIMBANK BORROWING	0.5000%	1992	2007	23.02	23.02	4.93	4.93
III. NG SECURITIZED LOANS						22,675.17		19,154.08

BRADY BONDS					3,381.52	3,381.52	774.35	774.35

UNITED STATES DOLLAR

OPTION I—IRB					757.38	757.38	78.39	78.39

SERIES A (CB-BOL)	STEP UP	4.00% - 7.50%	1992	2007	130.76	130.76	10.19	10.19
SERIES B (CB-BOL)	STEP UP	4.00% - 7.50%	1992	2008	626.62	626.62	68.20	68.20

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of December 31, 2005

(in millions of currency indicated)

Currency	Interest Rate Basis	Interest Rate/ Spread/ Service Charge (Per Annum)	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of December 31, 2005
					(in Orig. Currency)	(in US Dollars)(2)	(in Orig. Currency)	(in US Dollars)(2)
OPTION II—PCIRB					1,927.41	1,927.41	536.99	536.99

					1,894.09	1,894.09	519.21	519.21

SERIES A (CB-BOL)	STEP UP	4.25% - 7.50%	1992	2018	153.49	153.49	108.24	108.24
SERIES B (CB-BOL)	STEP UP	4.25% - 7.50%	1992	2017	1,740.60	1,740.60	410.96	410.96
SERIES A (NG)		4.25% - 7.50%	1992	2018	33.32	33.32	17.78	17.78
OPTION III—DEBT CONVERSION BONDS					696.73	696.73	158.97	158.97

					257.08	257.08	82.22	82.22

SERIES A (CB-BOL)	STEP UP	4.00% - 7.50%	1992	2010	4.20	4.20	1.47	1.47
SERIES B (CB-BOL)	STEP UP	4.00% - 7.50%	1992	2009	252.88	252.88	80.75	80.75
					439.65	439.65	76.75	76.75

SERIES A (NG)	STEP UP		1992	2010	1.06	1.06	0.37	0.37
SERIES B (NG)	STEP UP		1992	2009	438.59	438.59	76.38	76.38
JAPANESE YEN BONDS					85,000.00	721.23	50,000.00	424.25

	FIXED	4.3000%	2002	2011	50,000.00	424.25	50,000.00	424.25
GLOBAL BONDS					16,930.51	16,930.51	16,313.57	16,313.57

FOR NG ACCOUNT
UNITED STATES DOLLARS					15,930.51	15,930.51	15,313.57	15,313.57

	FIXED	8.7500%	1996	2016	690.00	690.00	690.00	690.00

	FIXED	7.5000%	2002	2007	300.00	300.00	300.00	300.00
	FIXED	8.3750%	2002	2009	1,000.00	1,000.00	949.19	949.19
	FIXED	8.8750%	1998	2008	500.00	500.00	248.35	248.35
	FIXED	8.8750%	1998	2008	500.00	500.00	500.00	500.00
	FIXED	8.8750%	1999	2013	500.00	500.00	500.00	500.00
	FIXED	9.0000%	2002	2013	500.00	500.00	500.00	500.00
	FIXED	9.5000%	1999	2024	1,006.29	1,006.29	691.81	691.81
	FIXED	9.8750%	1999	2019	500.00	500.00	500.00	500.00
	FIXED	9.8750%	1999	2019	200.00	200.00	200.00	200.00
	FIXED	9.8750%	1999	2019	400.00	400.00	400.00	400.00
	FIXED	9.8750%	2000	2010	600.00	600.00	600.00	600.00
	FIXED	10.6250%	2000	2025	1,000.00	1,000.00	1,000.00	1,000.00
	FIXED	10.6250%	2003	2025	300.00	300.00	300.00	300.00
	FIXED	10.6250%	2004	2025	700.00	700.00	700.00	700.00
	FIXED	8.3750%	2004	2011	1,284.22	1,284.22	1,284.22	1,284.22
	FIXED	8.2500%	2004	2011	200.00	200.00	200.00	200.00
	FIXED	8.2500%	2003	2014	750.00	750.00	750.00	750.00
	FIXED	8.3750%	2004	2014	200.00	200.00	200.00	200.00
	FIXED	8.8750%	2004	2015	500.00	500.00	500.00	500.00
	FIXED	8.8750%	2004	2015	300.00	300.00	300.00	300.00
	FIXED	9.3750%	2002	2017	750.00	750.00	750.00	750.00
	FIXED	9.5000%	2005	2030	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED	8.8750%	2004	2015	250.00	250.00	250.00	250.00
	FIXED	9.5000%	2005	2030	500.00	500.00	500.00	500.00
	FIXED	8.0000%	2005	2016	1,000.00	1,000.00	1,000.00	1,000.00
RELENT TO GOCC’s					1,000.00	1,000.00	1,000.00	1,000.00

	FIXED	8.2500%	2003	2014	750.00	750.00	750.00	750.00
	FIXED	9.3750%	2004	2017	250.00	250.00	250.00	250.00
TREASURY BONDS/BILLS/NOTES					250.00	250.00	250.00	250.00

	T/BONDS / BILLS				250.00	250.00	250.00	250.00
	DISCOUNTED	0.0000%	2003	2005	0.00	0.00	0.00	0.00
	ZERO COUPON	0.0000%	2003	2006	250.00	250.00	250.00	250.00
EURO BONDS						1,391.92		1,391.92

EUR					1,150.00	1,361.37	1,150.00	1,361.37

JPY					3,600.00	30.55	3,600.00	30.55

	FIXED	4.3000%	2000	2006	3,600.00	30.55	3,600.00	30.55
	FIXED	9.3750%	2001	2006	500.00	591.90	500.00	591.90
	FIXED	9.1250%	2003	2010	300.00	355.14	300.00	355.14
	FIXED	9.1250%	2004	2010	350.00	414.33	350.00	414.33

(1)	Excludes external debt guaranteed by the Republic

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)—(Continued)

As of December 31, 2005

(in millions of currency indicated)

(2)	Amounts in original currencies converted into US Dollar using BSP reference rate prevailing on 29/12/2005

Source : DMAD/BTr

fn:g:mybrief/ttable-direct2005

DOMESTIC GOVERNMENT SECURITIES(1)

As of December 31, 2005

(In Million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of December 31, 2005
TOTAL(I + I I)					2,182,158.94

I. ACTUAL OBLIGATIONS					2,134,146.70

A. TREASURY BILLS					637,605.40

ADAPS	Various		2005-2006		111,891.00
TAP	Various		2005-2006		0.00
GOCC Series	Various		2005-2006		325,447.00
LGUs	Various		2005-2006		3.00
TEIs	Various		2005-2006		25,696.10
CB-BOL	Floating Rate		2005-2006		174,568.30
B. TREASURY NOTES RA 245				1,588.98	1,578.52

Fixed Rate	3.5000%	1985	2006	4.44	4.44
Fixed Rate	3.5000%	1985	2006	70.00	70.00
Fixed Rate	3.5000%	1985	2006	37.86	37.86
Fixed Rate	3.5000%	1985	2006	0.52	0.52
Fixed Rate	3.5000%	1985	2006	1.57	1.57
Fixed Rate	3.5000%	1985	2006	0.72	0.72
Fixed Rate	3.5000%	1985	2006	2.26	2.26
Fixed Rate	3.5000%	1985	2006	31.12	31.12
Fixed Rate	3.5000%	1986	2006	39.93	39.93
Fixed Rate	3.5000%	1986	2006	188.86	188.86
Fixed Rate	3.5000%	1986	2006	126.90	126.90
Fixed Rate	3.5000%	1986	2006	26.67	26.67
Fixed Rate	3.5000%	1986	2006	200.84	200.84
Fixed Rate	3.5000%	1986	2006	139.64	139.64
Fixed Rate	3.5000%	1986	2006	13.47	3.01
Fixed Rate	3.5000%	1986	2006	295.60	295.60
Fixed Rate	3.5000%	1986	2006	26.68	26.68
Fixed Rate	3.5000%	1986	2007	44.90	44.90
Fixed Rate	3.5000%	1986	2007	1.04	1.04
Fixed Rate	3.5000%	1986	2007	5.10	5.10
Fixed Rate	3.5000%	1986	2007	20.91	20.91
Fixed Rate	3.5000%	1986	2007	309.95	309.95
C. BONDS				79,854.56	88,909.94

Treasury Bonds				4,897.10	3,451.04

T/Bonds R.A. 245				4,756.70	3,311.48

Fixed Rate	4.0000%	1981	2006	1,600.00	1,179.53
Fixed Rate	4.0000%	1982	2007	2,700.00	1,746.22
Fixed Rate	4.0000%	1983	2008	30.00	9.69
Fixed Rate	4.0000%	1983	2008	50.00	3.95
Fixed Rate	4.0000%	1983	2008	4.87	0.26
Fixed Rate	4.0000%	1983	2008	200.00	200.00
Fixed Rate	4.0000%	1983	2008	50.00	50.00
Fixed Rate	4.0000%	1983	2008	100.00	100.00
Fixed Rate	4.0000%	1983	2008	6.83	6.83
Fixed Rate	4.0000%	1983	2008	15.00	15.00
T/Bonds PD No. 694				140.40	139.56

Fixed Rate	3.0000%	1978	2008	100.00	100.00
Fixed Rate	3.0000%	1979	2009	40.40	39.56
30 Yr FXTB				97.05	97.05

Fixed Rate	12.8400%	1996	2025	97.05	97.05
Treasury Bonds (CB-BoL)				50,000.00	50,000.00

182-Day T-Bill Rate		1993	2018	50,000.00	50,000.00
12 Yr Peso Denominated T/Bonds				24,860.41	24,860.41

91-Day T-Bill Rate		1995	2007	3,226.41	3,226.41
91-Day T-Bill Rate		1995	2007	21,634.00	21,634.00
Agrarian Reform Bonds					10,501.45

91-Day T-Bill Rate
D. FIXED RATE T/BONDS				1,284,336.83	1,284,336.83

2 Yr FXTB				54,548.50	54,548.50

ADAPS				20,315.00	20,315.00

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of December 31, 2005

(In Million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of December 31, 2005
Fixed Rate	9.3750%	2004	2006	4,000.00	4,000.00
Fixed Rate	10.7500%	2004	2006	4,315.00	4,315.00
Fixed Rate	11.0000%	2004	2006	4,000.00	4,000.00
Fixed Rate	8.8750%	2005	2007	8,000.00	8,000.00
TAP				2,000.00	2,000.00

Fixed Rate	9.3750%	2004	2006	2,000.00	2,000.00
GOCCs				26,072.20	26,072.20

Fixed Rate	9.3750%	2004	2006	60.80	60.80
Fixed Rate	10.7500%	2004	2006	8,186.90	8,186.90
Fixed Rate	11.0000%	2004	2006	7,481.10	7,481.10
Fixed Rate	8.8750%	2005	2007	10,343.40	10,343.40
TEIs				6,161.30	6,161.30

Fixed Rate	8.4375%	2004	2006	156.20	156.20
Fixed Rate	10.7500%	2004	2006	1,428.30	1,428.30
Fixed Rate	9.6750%	2004	2006	108.70	108.70
Fixed Rate	11.0000%	2004	2006	2,630.80	2,630.80
Fixed Rate	9.9000%	2004	2006	180.70	180.70
Fixed Rate	8.8750%	2005	2007	1,595.80	1,595.80
Fixed Rate	7.9875%	2005	2007	60.80	60.80
3 Yr FXTB				107,173.02	107,173.02

ADAPS				35,740.00	35,740.00

Fixed Rate	9.2500%	2003	2006	3,500.00	3,500.00
Fixed Rate	11.1250%	2003	2006	7,000.00	7,000.00
Fixed Rate	10.1250%	2003	2006	2,500.00	2,500.00
Fixed Rate	9.0000%	2003	2006	6,000.00	6,000.00
Fixed Rate	11.0000%	2004	2007	740.00	740.00
Fixed Rate	11.3750%	2004	2007	4,000.00	4,000.00
Fixed Rate	10.5000%	2005	2008	8,000.00	8,000.00
Fixed Rate	9.7500%	2005	2008	4,000.00	4,000.00
TAP				1,000.00	1,000.00

Fixed Rate	11.0000%	2004	2007	1,000.00	1,000.00
GOCCs				59,062.90	59,062.90

Fixed Rate	9.2500%	2003	2006	1,020.80	1,020.80
Fixed Rate	11.1250%	2003	2006	5,606.80	5,606.80
Fixed Rate	10.1250%	2003	2006	6,588.90	6,588.90
Fixed Rate	9.0000%	2003	2006	1,704.80	1,704.80
Fixed Rate	11.0000%	2004	2007	8,389.60	8,389.60
Fixed Rate	11.3750%	2004	2007	10,485.90	10,485.90
Fixed Rate	10.5000%	2005	2008	11,270.70	11,270.70
Fixed Rate	9.7500%	2005	2008	13,995.40	13,995.40
	TEIs			11,370.12	11,370.12

Fixed Rate	8.3250%	2003	2006	3.00	3.00
Fixed Rate	11.1250%	2003	2006	3,000.00	3,000.00
Fixed Rate	10.0125%	2003	2006	50.20	50.20
Fixed Rate	10.1250%	2003	2006	485.50	485.50
Fixed Rate	9.1125%	2003	2006	133.00	133.00
Fixed Rate	11.0000%	2004	2007	4,533.32	4,533.32
Fixed Rate	9.9000%	2004	2007	194.00	194.00
Fixed Rate	11.3750%	2004	2007	300.00	300.00
Fixed Rate	10.2375%	2004	2007	214.10	214.10
Fixed Rate	10.5000%	2005	2008	300.00	300.00
Fixed Rate	9.4500%	2005	2008	245.90	245.90
Fixed Rate	9.7500%	2005	2008	1,889.10	1,889.10
Fixed Rate	8.7750%	2005	2008	22.00	22.00
4 Yr FXTB				190,245.30	190,245.30

	ADAPS			98,615.00	98,615.00

Fixed Rate	10.3750%	2002	2006	6,000.00	6,000.00
Fixed Rate	10.3750%	2002	2006	4,585.00	4,585.00
Fixed Rate	10.5000%	2003	2007	1,938.00	1,938.00
Fixed Rate	10.6250%	2003	2007	3,500.00	3,500.00
Fixed Rate	10.0000%	2003	2007	3,000.00	3,000.00
Fixed Rate	10.1250%	2003	2007	3,000.00	3,000.00
Fixed Rate	10.5000%	2004	2008	8,330.00	8,330.00
Fixed Rate	10.8750%	2004	2008	5,440.00	5,440.00

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of December 31, 2005

(In Million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of December 31, 2005
Fixed Rate	11.3750%	2004	2008	8,060.00	8,060.00
Fixed Rate	11.0000%	2004	2008	4,500.00	4,500.00
Fixed Rate	11.7500%	2004	2008	3,262.00	3,262.00
Fixed Rate	11.7500%	2004	2008	4,500.00	4,500.00
Fixed Rate	11.8750%	2004	2008	8,000.00	8,000.00
Fixed Rate	12.0000%	2005	2009	18,000.00	18,000.00
Fixed Rate	10.7500%	2005	2009	8,500.00	8,500.00
Fixed Rate	10.8750%	2005	2009	4,000.00	4,000.00
Fixed Rate	10.5000%	2005	2009	4,000.00	4,000.00
	TAP			5,500.00	5,500.00

Fixed Rate	10.6250%	2003	2007	2,000.00	2,000.00
Fixed Rate	12.0000%	2005	2009	2,000.00	2,000.00
Fixed Rate	10.5000%	2005	2009	1,500.00	1,500.00
	GOCCs			63,481.90	63,481.90

Fixed Rate	10.3750%	2002	2006	2,086.90	2,086.90
Fixed Rate	10.3750%	2002	2006	377.10	377.10
Fixed Rate	10.5000%	2003	2007	328.00	328.00
Fixed Rate	10.6250%	2003	2007	8,785.80	8,785.80
Fixed Rate	10.0000%	2003	2007	1,592.60	1,592.60
Fixed Rate	10.1250%	2003	2007	6,252.70	6,252.70
Fixed Rate	10.5000%	2004	2008	3,763.40	3,763.40
Fixed Rate	10.8750%	2004	2008	229.20	229.20
Fixed Rate	11.3750%	2004	2008	3,093.10	3,093.10
Fixed Rate	11.0000%	2004	2008	12,950.90	12,950.90
Fixed Rate	11.7500%	2004	2008	5,724.00	5,724.00
Fixed Rate	11.8750%	2004	2008	3,538.10	3,538.10
Fixed Rate	12.0000%	2005	2009	151.00	151.00
Fixed Rate	10.7500%	2005	2009	2,355.80	2,355.80
Fixed Rate	10.8750%	2005	2009	3,953.10	3,953.10
Fixed Rate	10.5000%	2005	2009	8,300.20	8,300.20
TEIs				22,648.40	22,648.40

Fixed Rate	10.3750%	2002	2006	500.00	500.00
Fixed Rate	9.3375%	2002	2006	141.10	141.10
Fixed Rate	10.3750%	2002	2006	1,000.00	1,000.00
Fixed Rate	9.3375%	2002	2006	16.20	16.20
Fixed Rate	10.5000%	2003	2007	500.00	500.00
Fixed Rate	9.4500%	2003	2007	27.00	27.00
Fixed Rate	10.6250%	2003	2007	500.00	500.00
Fixed Rate	9.5625%	2003	2007	95.00	95.00
Fixed Rate	10.0000%	2003	2007	1,500.00	1,500.00
Fixed Rate	9.1125%	2003	2007	322.70	322.70
Fixed Rate	10.5000%	2004	2008	1,250.00	1,250.00
Fixed Rate	9.4500%	2004	2008	199.00	199.00
Fixed Rate	10.8750%	2004	2008	200.00	200.00
Fixed Rate	9.7875%	2004	2008	140.50	140.50
Fixed Rate	11.3750%	2004	2008	3,610.00	3,610.00
Fixed Rate	10.2375%	2004	2008	193.10	193.10
Fixed Rate	11.0000%	2004	2008	100.00	100.00
Fixed Rate	9.9000%	2004	2008	60.00	60.00
Fixed Rate	10.5750%	2004	2008	125.50	125.50
Fixed Rate	10.6875%	2004	2008	296.40	296.40
Fixed Rate	10.8000%	2005	2009	200.00	200.00
Fixed Rate	10.7500%	2005	2009	2,755.50	2,755.50
Fixed Rate	9.6750%	2005	2009	470.70	470.70
Fixed Rate	10.8750%	2005	2009	5,533.20	5,533.20
Fixed Rate	9.7875%	2005	2009	143.40	143.40
Fixed Rate	10.5000%	2005	2009	2,661.10	2,661.10
Fixed Rate	9.4500%	2005	2009	108.00	108.00
5 Yr FXTB				256,237.72	256,237.72

	ADAPS			136,070.00	136,070.00

Fixed Rate	15.8750%	2001	2006	3,000.00	3,000.00
Fixed Rate	15.0000%	2001	2006	2,961.00	2,961.00
Fixed Rate	14.5000%	2001	2006	3,000.00	3,000.00
Fixed Rate	14.0000%	2001	2006	1,000.00	1,000.00
Fixed Rate	15.2500%	2001	2006	1,948.00	1,948.00
Fixed Rate	15.2500%	2001	2006	2,000.00	2,000.00
Fixed Rate	15.5000%	2001	2006	3,500.00	3,500.00
Fixed Rate	16.2500%	2001	2006	905.00	905.00

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of December 31, 2005

(In Million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of December 31, 2005
Fixed Rate	13.0000%	2002	2007	3,848.00	3,848.00
Fixed Rate	13.0000%	2002	2007	1,025.00	1,025.00
Fixed Rate	13.0000%	2002	2007	3,000.00	3,000.00
Fixed Rate	10.7500%	2002	2007	2,935.00	2,935.00
Fixed Rate	10.7500%	2002	2007	3,000.00	3,000.00
Fixed Rate	10.7500%	2002	2007	3,000.00	3,000.00
Fixed Rate	11.0000%	2002	2007	2,000.00	2,000.00
Fixed Rate	11.0000%	2002	2007	1,000.00	1,000.00
Fixed Rate	11.0000%	2002	2007	3,000.00	3,000.00
Fixed Rate	11.0000%	2004	2007	2,200.00	2,200.00
Fixed Rate	10.7500%	2004	2007	4,000.00	4,000.00
Fixed Rate	14.0000%	2002	2006	2,070.00	2,070.00
Fixed Rate	10.7500%	2003	2008	6,750.00	6,750.00
Fixed Rate	11.6250%	2003	2008	3,500.00	3,500.00
Fixed Rate	9.8750%	2003	2008	3,000.00	3,000.00
Fixed Rate	10.2500%	2003	2008	6,000.00	6,000.00
Fixed Rate	10.7500%	2004	2009	5,990.00	5,990.00
Fixed Rate	11.8750%	2004	2009	9,265.00	9,265.00
Fixed Rate	12.0000%	2004	2009	2,801.00	2,801.00
Fixed Rate	11.8750%	2004	2009	4,500.00	4,500.00
Fixed Rate	12.3750%	2004	2009	5,920.00	5,920.00
Fixed Rate	11.5000%	2005	2010	23,000.00	23,000.00
Fixed Rate	10.7500%	2005	2010	8,000.00	8,000.00
Fixed Rate	10.8750%	2005	2010	3,952.00	3,952.00
Fixed Rate	9.3750%	2005	2010	4,000.00	4,000.00
TAP				11,750.00	11,750.00

Fixed Rate	15.8750%	2001	2006	1,000.00	1,000.00
Fixed Rate	15.0000%	2001	2006	800.00	800.00
Fixed Rate	14.5000%	2001	2006	3,950.00	3,950.00
Fixed Rate	14.0000%	2001	2006	1,000.00	1,000.00
Fixed Rate	11.6250%	2003	2008	2,000.00	2,000.00
Fixed Rate	11.5000%	2005	2010	2,000.00	2,000.00
GOCCs				65,547.22	65,547.22

Fixed Rate	15.0000%	2001	2006	587.20	587.20
Fixed Rate	14.5000%	2001	2006	2,181.70	2,181.70
Fixed Rate	14.0000%	2001	2006	463.20	463.20
Fixed Rate	15.2500%	2001	2006	230.10	230.10
Fixed Rate	15.2500%	2001	2006	2,457.90	2,457.90
Fixed Rate	15.5000%	2001	2006	581.60	581.60
Fixed Rate	16.2500%	2001	2006	2,269.10	2,269.10
Fixed Rate	13.0000%	2002	2007	155.20	155.20
Fixed Rate	13.0000%	2002	2007	4,911.50	4,911.50
Fixed Rate	11.0000%	2002	2007	906.10	906.10
Fixed Rate	14.0000%	2002	2006	896.40	896.40
Fixed Rate	10.7500%	2002	2007	3,064.50	3,064.50
Fixed Rate	10.7500%	2003	2008	6.70	6.70
Fixed Rate	11.6250%	2003	2008	2,407.22	2,407.22
Fixed Rate	10.2500%	2003	2008	4,146.90	4,146.90
Fixed Rate	10.7500%	2004	2009	1,026.60	1,026.60
Fixed Rate	11.8750%	2004	2009	2,946.60	2,946.60
Fixed Rate	12.0000%	2004	2009	1,048.70	1,048.70
Fixed Rate	11.8750%	2004	2009	5,739.80	5,739.80
Fixed Rate	12.3750%	2004	2009	5,733.40	5,733.40
Fixed Rate	11.5000%	2005	2010	9,140.20	9,140.20
Fixed Rate	10.7500%	2005	2010	5,219.00	5,219.00
Fixed Rate	10.8750%	2005	2010	7,478.00	7,478.00
Fixed Rate	9.3750%	2005	2010	959.10	959.10
TEIs				42,870.50	42,870.50

Fixed Rate	14.2875%	2001	2006	24.60	24.60
Fixed Rate	15.8750%	2001	2006	200.00	200.00
Fixed Rate	15.0000%	2001	2006	200.00	200.00
Fixed Rate	13.5000%	2001	2006	45.00	45.00
Fixed Rate	14.5000%	2001	2006	600.00	600.00
Fixed Rate	13.0500%	2001	2006	150.70	150.70
Fixed Rate	12.6000%	2001	2006	19.50	19.50
Fixed Rate	15.2500%	2001	2006	800.00	800.00
Fixed Rate	13.7250%	2001	2006	100.40	100.40

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of December 31, 2005

(In Million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of December 31, 2005
Fixed Rate	13.7250%	2001	2006	194.10	194.10
Fixed Rate	15.2500%	2001	2006	200.00	200.00
Fixed Rate	15.5000%	2001	2006	400.00	400.00
Fixed Rate	13.9500%	2001	2006	75.80	75.80
Fixed Rate	16.2500%	2001	2006	500.00	500.00
Fixed Rate	14.6250%	2001	2006	203.60	203.60
Fixed Rate	11.7000%	2002	2007	719.50	719.50
Fixed Rate	13.0000%	2002	2007	200.00	200.00
Fixed Rate	11.7000%	2002	2007	533.40	533.40
Fixed Rate	11.0000%	2002	2007	3,419.70	3,419.70
Fixed Rate	9.9000%	2002	2007	109.60	109.60
Fixed Rate	14.0000%	2002	2006	1,370.30	1,370.30
Fixed Rate	10.7500%	2002	2007	4,057.60	4,057.60
Fixed Rate	9.6750%	2002	2007	126.00	126.00
Fixed Rate	10.7500%	2003	2008	1,243.50	1,243.50
Fixed Rate	9.6750%	2003	2008	274.80	274.80
Fixed Rate	10.4625%	2003	2008	652.00	652.00
Fixed Rate	11.6250%	2003	2008	500.00	500.00
Fixed Rate	9.8750%	2003	2008	500.00	500.00
Fixed Rate	8.8875%	2003	2008	100.00	100.00
Fixed Rate	10.2500%	2003	2008	3,000.00	3,000.00
Fixed Rate	9.2250%	2003	2008	317.00	317.00
Fixed Rate	10.7500%	2004	2009	2,140.50	2,140.50
Fixed Rate	9.6750%	2004	2009	468.50	468.50
Fixed Rate	11.8750%	2004	2009	3,642.30	3,642.30
Fixed Rate	10.6875%	2004	2009	1,679.70	1,679.70
Fixed Rate	12.0000%	2004	2009	260.00	260.00
Fixed Rate	10.8000%	2004	2009	650.20	650.20
Fixed Rate	11.8750%	2004	2009	1,150.00	1,150.00
Fixed Rate	10.6875%	2004	2009	484.70	484.70
Fixed Rate	12.3750%	2004	2009	1,525.20	1,525.20
Fixed Rate	11.1375%	2004	2009	934.20	934.20
Fixed Rate	11.5000%	2005	2010	98.00	98.00
Fixed Rate	10.3500%	2005	2010	825.20	825.20
Fixed Rate	11.5000%	2005	2010	717.20	717.20
Fixed Rate	10.3500%	2005	2010	2,179.60	2,179.60
Fixed Rate	9.6750%	2005	2010	422.90	422.90
Fixed Rate	10.8750%	2005	2010	4,707.50	4,707.50
Fixed Rate	9.7875%	2005	2010	125.20	125.20
Fixed Rate	8.4375%	2005	2010	22.50	22.50
7 Yr FXTB				170,120.90	170,120.90

ADAPS				97,632.00	97,632.00

Fixed Rate	16.5000%	1999	2006	1,805.00	1,805.00
Fixed Rate	14.0000%	1999	2006	750.00	750.00
Fixed Rate	14.0000%	1999	2006	21.00	21.00
Fixed Rate	15.0000%	1999	2006	2,000.00	2,000.00
Fixed Rate	14.7500%	1999	2006	2,000.00	2,000.00
Fixed Rate	14.6250%	1999	2006	2,000.00	2,000.00
Fixed Rate	14.5000%	1999	2006	2,000.00	2,000.00
Fixed Rate	14.5000%	2000	2007	2,775.00	2,775.00
Fixed Rate	14.2500%	2000	2007	3,000.00	3,000.00
Fixed Rate	14.0000%	2000	2007	3,000.00	3,000.00
Fixed Rate	13.3750%	2000	2007	3,000.00	3,000.00
Fixed Rate	13.8750%	2000	2007	1,250.00	1,250.00
Fixed Rate	13.5000%	2000	2007	3,000.00	3,000.00
Fixed Rate	14.0000%	2000	2007	1,165.00	1,165.00
Fixed Rate	14.2500%	2000	2007	1,640.00	1,640.00
Fixed Rate	14.2500%	2000	2007	2,116.00	2,116.00
Fixed Rate	14.5000%	2000	2007	1,020.00	1,020.00
Fixed Rate	17.2500%	2000	2007	1,039.00	1,039.00
Fixed Rate	16.0000%	2001	2008	3,000.00	3,000.00
Fixed Rate	15.6250%	2001	2008	3,000.00	3,000.00
Fixed Rate	15.0000%	2001	2006	2,000.00	2,000.00
Fixed Rate	14.0000%	2002	2006	455.00	455.00
Fixed Rate	11.8750%	2003	2010	7,000.00	7,000.00
Fixed Rate	11.0000%	2004	2011	6,147.00	6,147.00
Fixed Rate	12.0000%	2004	2011	7,593.00	7,593.00
Fixed Rate	12.0000%	2004	2011	9,856.00	9,856.00

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of December 31, 2005

(In Million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of December 31, 2005
Fixed Rate	11.5000%	2005	2012	13,000.00	13,000.00
Fixed Rate	11.3750%	2005	2012	8,000.00	8,000.00
Fixed Rate	10.5000%	2005	2012	4,000.00	4,000.00
TAP				7,200.00	7,200.00

Fixed Rate	16.0000%	2001	2008	2,200.00	2,200.00
Fixed Rate	15.6250%	2001	2008	2,000.00	2,000.00
Fixed Rate	11.8750%	2003	2010	3,000.00	3,000.00
GOCCs				41,642.30	41,642.30

Fixed Rate	16.5000%	1999	2006	1,446.70	1,446.70
Fixed Rate	15.0000%	1999	2006	13.20	13.20
Fixed Rate	14.7500%	1999	2006	1.00	1.00
Fixed Rate	14.6250%	1999	2006	1,958.80	1,958.80
Fixed Rate	14.5000%	1999	2006	867.70	867.70
Fixed Rate	14.5000%	2000	2007	3,091.00	3,091.00
Fixed Rate	14.2500%	2000	2007	379.40	379.40
Fixed Rate	14.0000%	2000	2007	552.70	552.70
Fixed Rate	13.8750%	2000	2007	1,047.60	1,047.60
Fixed Rate	13.5000%	2000	2007	10.60	10.60
Fixed Rate	14.0000%	2000	2007	37.00	37.00
Fixed Rate	14.2500%	2000	2007	10.50	10.50
Fixed Rate	14.2500%	2000	2007	99.90	99.90
Fixed Rate	14.5000%	2000	2007	573.20	573.20
Fixed Rate	17.2500%	2000	2007	3,043.70	3,043.70
Fixed Rate	16.0000%	2001	2008	2,514.30	2,514.30
Fixed Rate	15.6250%	2001	2008	8,319.10	8,319.10
Fixed Rate	16.0000%	2001	2008	509.00	509.00
Fixed Rate	15.0000%	2001	2006	1,953.40	1,953.40
Fixed Rate	14.0000%	2002	2006	2,210.20	2,210.20
Fixed Rate	11.8750%	2003	2010	1,065.60	1,065.60
Fixed Rate	11.0000%	2004	2011	1,372.70	1,372.70
Fixed Rate	12.0000%	2004	2011	1,642.80	1,642.80
Fixed Rate	12.0000%	2004	2011	3,714.90	3,714.90
Fixed Rate	11.5000%	2005	2012	1,409.30	1,409.30
Fixed Rate	11.3750%	2005	2012	3,786.40	3,786.40
Fixed Rate	10.5000%	2005	2012	11.60	11.60
TEIs				23,646.60	23,646.60

Fixed Rate	14.8500%	1999	2006	116.10	116.10
Fixed Rate	12.6000%	1999	2006	1.20	1.20
Fixed Rate	14.0000%	1999	2006	500.00	500.00
Fixed Rate	13.5000%	1999	2006	158.00	158.00
Fixed Rate	15.0000%	1999	2006	200.00	200.00
Fixed Rate	14.6250%	1999	2006	200.00	200.00
Fixed Rate	13.1625%	1999	2006	2.30	2.30
Fixed Rate	13.0500%	1999	2006	8.00	8.00
Fixed Rate	14.5000%	2000	2007	200.00	200.00
Fixed Rate	13.0500%	2000	2007	7.00	7.00
Fixed Rate	14.2500%	2000	2007	200.00	200.00
Fixed Rate	12.8250%	2000	2007	15.00	15.00
Fixed Rate	14.0000%	2000	2007	200.00	200.00
Fixed Rate	13.3750%	2000	2007	500.00	500.00
Fixed Rate	13.8750%	2000	2007	500.00	500.00
Fixed Rate	13.5000%	2000	2007	300.00	300.00
Fixed Rate	14.5000%	2000	2007	200.00	200.00
Fixed Rate	17.2500%	2000	2007	200.00	200.00
Fixed Rate	15.5250%	2000	2007	75.10	75.10
Fixed Rate	14.4000%	2001	2008	435.30	435.30
Fixed Rate	16.0000%	2001	2008	1,209.50	1,209.50
Fixed Rate	15.6250%	2001	2008	823.10	823.10
Fixed Rate	14.0625%	2001	2008	1,121.60	1,121.60
Fixed Rate	15.0000%	2001	2006	200.00	200.00
Fixed Rate	13.5000%	2001	2006	911.80	911.80
Fixed Rate	12.6000%	2002	2006	149.30	149.30
Fixed Rate	14.0000%	2002	2006	500.00	500.00
Fixed Rate	10.6875%	2003	2010	1,592.40	1,592.40
Fixed Rate	11.0000%	2004	2011	312.40	312.40
Fixed Rate	9.9000%	2004	2011	136.00	136.00
Fixed Rate	12.0000%	2004	2011	1,549.10	1,549.10

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of December 31, 2005

(In Million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of December 31, 2005
Fixed Rate	10.8000%	2004	2011	748.60	748.60
Fixed Rate	12.0000%	2004	2011	90.00	90.00
Fixed Rate	10.8000%	2004	2011	502.80	502.80
Fixed Rate	11.5000%	2005	2012	2,273.00	2,273.00
Fixed Rate	10.3500%	2005	2012	1,670.00	1,670.00
Fixed Rate	11.3750%	2005	2012	4,876.90	4,876.90
Fixed Rate	10.2375%	2005	2012	708.50	708.50
Fixed Rate	10.5000%	2005	2012	228.60	228.60
Fixed Rate	9.4500%	2005	2012	25.00	25.00
10 Yr FXTB				186,762.95	186,762.95

ADAPS				106,146.00	106,146.00

Fixed Rate	16.0000%	1996	2006	2,000.00	2,000.00
Fixed Rate	14.1250%	1997	2007	5,000.00	5,000.00
Fixed Rate	13.8750%	1997	2007	3,500.00	3,500.00
Fixed Rate	22.8750%	1997	2007	1,759.00	1,759.00
Fixed Rate	19.0000%	1998	2008	2,000.00	2,000.00
Fixed Rate	20.0000%	1998	2008	446.00	446.00
Fixed Rate	18.0000%	1998	2008	3,000.00	3,000.00
Fixed Rate	16.5000%	1999	2009	3,000.00	3,000.00
Fixed Rate	14.6250%	1999	2009	1,550.00	1,550.00
Fixed Rate	15.0000%	1999	2009	1,578.00	1,578.00
Fixed Rate	15.5000%	1999	2009	2,000.00	2,000.00
Fixed Rate	15.1250%	1999	2009	2,000.00	2,000.00
Fixed Rate	15.0000%	1999	2009	2,000.00	2,000.00
Fixed Rate	14.8750%	1999	2009	2,000.00	2,000.00
Fixed Rate	14.7500%	2000	2010	3,000.00	3,000.00
Fixed Rate	14.6250%	2000	2010	3,000.00	3,000.00
Fixed Rate	13.8750%	2000	2010	3,000.00	3,000.00
Fixed Rate	13.8750%	2000	2010	2,563.00	2,563.00
Fixed Rate	14.2500%	2000	2010	1,430.00	1,430.00
Fixed Rate	14.1250%	2000	2010	3,000.00	3,000.00
Fixed Rate	14.5000%	2000	2010	2,918.00	2,918.00
Fixed Rate	14.6250%	2000	2010	1,825.00	1,825.00
Fixed Rate	14.6250%	2000	2010	3,000.00	3,000.00
Fixed Rate	17.5000%	2000	2010	1,750.00	1,750.00
Fixed Rate	17.5000%	2001	2011	2,195.00	2,195.00
Fixed Rate	16.5000%	2001	2011	2,893.00	2,893.00
Fixed Rate	13.0000%	2002	2012	3,000.00	3,000.00
Fixed Rate	13.0000%	2002	2012	2,000.00	2,000.00
Fixed Rate	12.1250%	2002	2012	2,000.00	2,000.00
Fixed Rate	12.7500%	2003	2013	1,689.00	1,689.00
Fixed Rate	11.7500%	2003	2013	4,550.00	4,550.00
Fixed Rate	11.0000%	2003	2013	3,000.00	3,000.00
Fixed Rate	12.3750%	2004	2014	3,000.00	3,000.00
Fixed Rate	12.7500%	2004	2014	4,500.00	4,500.00
Fixed Rate	12.3750%	2005	2015	12,000.00	12,000.00
Fixed Rate	11.8750%	2005	2015	4,000.00	4,000.00
Fixed Rate	10.1250%	2005	2015	4,000.00	4,000.00
TAP				18,390.00	18,390.00

Fixed Rate	16.0000%	1996	2006	500.00	500.00
Fixed Rate	21.0000%	1997	2007	40.00	40.00
Fixed Rate	19.0000%	1998	2008	3,800.00	3,800.00
Fixed Rate	17.8000%	1998	2008	1,000.00	1,000.00
Fixed Rate	18.0000%	1998	2008	1,100.00	1,100.00
Fixed Rate	16.5000%	1999	2009	2,150.00	2,150.00
Fixed Rate	14.6250%	1999	2009	400.00	400.00
Fixed Rate	15.5000%	1999	2009	1,650.00	1,650.00
Fixed Rate	15.0000%	1999	2009	600.00	600.00
Fixed Rate	14.7500%	2000	2010	500.00	500.00
Fixed Rate	14.6250%	2000	2010	1,450.00	1,450.00
Fixed Rate	17.5000%	2000	2010	1,200.00	1,200.00
Fixed Rate	17.5000%	2001	2011	1,000.00	1,000.00
Fixed Rate	13.0000%	2002	2012	3,000.00	3,000.00
GOCCs				28,973.45	29,973.45

Fixed Rate	16.0000%	1996	2006	1,792.64	1,792.64
Fixed Rate	14.4000%	1996	2006	0.00	1,000.00
Fixed Rate	12.8400%	1997	2007	4.71	4.71

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of December 31, 2005

(In Million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of December 31, 2005
Fixed Rate	14.1250%	1997	2007	30.20	30.20
Fixed Rate	22.8750%	1997	2007	1,784.80	1,784.80
Fixed Rate	20.0000%	1998	2008	163.00	163.00
Fixed Rate	18.0000%	1998	2008	1,387.50	1,387.50
Fixed Rate	16.5000%	1999	2009	183.10	183.10
Fixed Rate	15.5000%	1999	2009	189.80	189.80
Fixed Rate	15.1250%	1999	2009	3,302.50	3,302.50
Fixed Rate	15.0000%	1999	2009	4,909.10	4,909.10
Fixed Rate	14.8750%	1999	2009	162.70	162.70
Fixed Rate	14.7500%	2000	2010	756.10	756.10
Fixed Rate	14.6250%	2000	2010	231.40	231.40
Fixed Rate	13.8750%	2000	2010	181.50	181.50
Fixed Rate	13.8750%	2000	2010	94.20	94.20
Fixed Rate	14.2500%	2000	2010	4.90	4.90
Fixed Rate	14.1250%	2000	2010	355.50	355.50
Fixed Rate	14.5000%	2000	2010	48.10	48.10
Fixed Rate	14.6250%	2000	2010	5.50	5.50
Fixed Rate	14.6250%	2000	2010	197.40	197.40
Fixed Rate	17.5000%	2000	2010	1.10	1.10
Fixed Rate	17.5000%	2001	2011	45.30	45.30
Fixed Rate	16.5000%	2001	2011	301.70	301.70
Fixed Rate	13.0000%	2002	2012	31.00	31.00
Fixed Rate	12.7500%	2003	2013	26.10	26.10
Fixed Rate	11.7500%	2003	2013	5.30	5.30
Fixed Rate	11.0000%	2003	2013	50.30	50.30
Fixed Rate	12.3750%	2004	2014	10,731.80	10,731.80
Fixed Rate	12.7500%	2004	2014	936.90	936.90
Fixed Rate	12.3750%	2005	2015	727.90	727.90
Fixed Rate	11.8750%	2005	2015	330.40	330.40
Fixed Rate	10.1250%	2005	2015	1.00	1.00
TEIs				33,253.50	32,253.50

Fixed Rate	14.4000%	1996	2006	5,801.50	4,801.50
Fixed Rate	20.5875%	1997	2007	3,900.00	3,900.00
Fixed Rate	18.0000%	1998	2008	200.00	200.00
Fixed Rate	16.2000%	1998	2008	58.50	58.50
Fixed Rate	16.5000%	1999	2009	500.00	500.00
Fixed Rate	15.0000%	1998	2008	100.00	100.00
Fixed Rate	15.5000%	1998	2008	100.00	100.00
Fixed Rate	15.0000%	1998	2008	200.00	200.00
Fixed Rate	14.6250%	2000	2010	200.00	200.00
Fixed Rate	14.2500%	2000	2010	200.00	200.00
Fixed Rate	14.1250%	2000	2010	200.00	200.00
Fixed Rate	14.6250%	2000	2010	200.00	200.00
Fixed Rate	17.5000%	2000	2010	200.00	200.00
Fixed Rate	17.5000%	2001	2011	744.70	744.70
Fixed Rate	15.7500%	2001	2011	4.50	4.50
Fixed Rate	16.5000%	2001	2011	700.00	700.00
Fixed Rate	14.8000%	2001	2011	300.40	300.40
Fixed Rate	11.7000%	2002	2012	181.70	181.70
Fixed Rate	11.7000%	2002	2012	17.40	17.40
Fixed Rate	12.7500%	2003	2013	500.00	500.00
Fixed Rate	11.4750%	2003	2013	564.40	564.40
Fixed Rate	10.5750%	2003	2013	177.60	177.60
Fixed Rate	9.9000%	2003	2013	10.30	10.30
Fixed Rate	11.1375%	2004	2014	446.50	446.50
Fixed Rate	12.7500%	2004	2014	200.00	200.00
Fixed Rate	11.4750%	2004	2014	1,739.90	1,739.90
Fixed Rate	12.3750%	2005	2015	3,526.30	3,526.30
Fixed Rate	11.1375%	2005	2015	3,409.50	3,409.50
Fixed Rate	11.8750%	2005	2015	8,246.40	8,246.40
Fixed Rate	10.8750%	2005	2015	587.90	587.90
Fixed Rate	9.1125%	2005	2015	36.00	36.00
20 Yr FXTB				56,137.71	56,137.71

	ADAPS			39,502.00	39,502.00

Fixed Rate	14.3750%	1997	2017	2,000.00	2,000.00
Fixed Rate	15.0000%	2002	2022	4,000.00	4,000.00
Fixed Rate	12.7500%	2002	2022	1,000.00	1,000.00
Fixed Rate	13.0000%	2003	2023	4,500.00	4,500.00

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of December 31, 2005

(In Million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of December 31, 2005
Fixed Rate	11.8750%	2003	2023	6,972.00	6,972.00
Fixed Rate	11.3750%	2003	2023	3,000.00	3,000.00
Fixed Rate	12.3750%	2004	2024	3,252.00	3,252.00
Fixed Rate	12.8750%	2004	2024	2,948.00	2,948.00
Fixed Rate	13.7500%	2004	2024	3,330.00	3,330.00
Fixed Rate	12.1250%	2005	2025	8,500.00	8,500.00
	TAP			6,374.90	6,374.90

Fixed Rate	14.3750%	1997	2017	3,804.90	3,804.90
Fixed Rate	13.0000%	2003	2023	1,900.00	1,900.00
Fixed Rate	11.3750%	2003	2023	670.00	670.00
	GOCCs			8,602.61	8,602.61

Fixed Rate	14.3750%	1997	2017	4,020.10	4,020.10
Fixed Rate	12.8400%	1998	2018	9.97	9.97
Fixed Rate	12.8400%	1998	2018	0.48	0.48
Fixed Rate	12.8400%	1999	2019	4.97	4.97
Fixed Rate	12.8400%	1999	2019	0.48	0.48
Fixed Rate	12.8400%	1999	2019	0.05	0.05
Fixed Rate	12.8400%	1999	2019	1.02	1.02
Fixed Rate	12.8400%	2000	2020	2.20	2.20
Fixed Rate	12.8400%	2001	2021	2.42	2.42
Fixed Rate	12.8400%	2002	2022	2.67	2.67
Fixed Rate	15.0000%	2002	2022	3,116.10	3,116.10
Fixed Rate	12.8400%	2003	2023	2.95	2.95
Fixed Rate	13.0000%	2003	2023	5.40	5.40
Fixed Rate	11.8750%	2003	2023	14.50	14.50
Fixed Rate	11.3750%	2003	2023	1.80	1.80
Fixed Rate	12.3750%	2004	2024	0.80	0.80
Fixed Rate	12.8750%	2004	2024	276.80	276.80
Fixed Rate	13.7500%	2004	2024	863.80	863.80
Fixed Rate	12.1250%	2005	2025	276.10	276.10
	TEI			1,658.20	1,658.20

Fixed Rate	13.5000%	2002	2022	35.00	35.00
Fixed Rate	13.0000%	2003	2023	900.00	900.00
Fixed Rate	11.7000%	2003	2023	287.00	287.00
Fixed Rate	11.1375%	2004	2024	258.30	258.30
Fixed Rate	11.5875%	2004	2024	60.00	60.00
Fixed Rate	12.3750%	2004	2024	15.90	15.90
Fixed Rate	10.9125%	2005	2025	102.00	102.00
25 Yr FXTB				15,344.00	15,344.00

	ADAPS			9,286.00	9,286.00

Fixed Rate	18.2500%	2000	2025	5,286.00	5,286.00
Fixed Rate	12.5000%	2005	2030	4,000.00	4,000.00
	TAP			5,320.00	5,320.00

Fixed Rate	18.2500%	2000	2025	2,320.00	2,320.00
Fixed Rate	12.5000%	2005	2030	3,000.00	3,000.00
	GOCCs			151.80	151.80

Fixed Rate	18.2500%	2000	2025	96.10	96.10
Fixed Rate	12.5000%	2005	2030	55.70	55.70
TEIs				586.20	586.20

Fixed Rate	18.2500%	2000	2025	500.00	500.00
Fixed Rate	11.2500%	2005	2030	86.20	86.20
Retail Treasury Bonds				231,609.13	231,609.13

3 Yr Retail T/Bonds				91,735.87	91,735.87

Fixed Rate	9.5000%	2003	2006	36,686.70	36,686.70
Fixed Rate	10.0000%	2003	2006	31,548.29	31,548.29
Fixed Rate	11.0000%	2004	2007	23,500.88	23,500.88
5 Yr Retail T/Bonds				139,873.26	139,873.26

Fixed Rate	12.3750%	2002	2007	39,670.52	39,670.52
Fixed Rate	10.3750%	2003	2008	37,626.18	37,626.18
Fixed Rate	11.7500%	2004	2009	18,204.26	18,204.26
Fixed Rate	10.6250%	2005	2010	44,372.30	44,372.30
10 Yr Special Purpose T/Bonds for CARP				16,157.62	16,157.62

ADAPS				9,988.00	9,988.00

Fixed Rate	15.5000%	2001	2011	3,173.00	3,173.00

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of December 31, 2005

(In Million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of December 31, 2005
Fixed Rate	14.0000%	2002	2012	2,815.00	2,815.00
Fixed Rate	12.2500%	2004	2014	4,000.00	4,000.00
TAP				5,769.62	5,769.62

Fixed Rate	15.5000%	2001	2011	2,769.62	2,769.62
Fixed Rate	12.2500%	2004	2014	3,000.00	3,000.00
TEIs				400.00	400.00

Fixed Rate	15.5000%	2001	2011	400.00	400.00
E. ZERO COUPON BOND				67,988.00	67,988.00

5 Yr				7,662.50	7,662.50

		2004	2009	4,665.00	4,665.00
		2004	2009	737.80	737.80
		2004	2009	2,259.70	2,259.70
7 Yr				25,325.50	25,325.50

		2003	2010	5,645.90	5,645.90
		2004	2011	11,548.00	11,548.00
		2005	2012	8,001.60	8,001.60
		2005	2012	130.00	130.00
10 Yr Peace Bond				35,000.00	35,000.00

		2001	2011	35,000.00	35,000.00
F. FIXED RATE NOTES (US$/PhP Currency Swap)				5,480.00	5,480.00

5 Yr
Fixed Rate				5,480.00	5,480.00
	14.250%	2001	2006	5,480.00	5,480.00
G. US DOLLAR Linked PHp Peso Notes (DLPNs				5,000.00	5,000.00

3 Yr				5,000.00	5,000.00

Fixed Rate	7.3750%	2003	2006	5,000.00	5,000.00
	.
H. FIXED RATE PROMISSORY NOTES				39,360.00	39,360.00

3 Yr				2,000.00	2,000.00

Fixed Rate	10.250%	2003	2006	2,000.00	2,000.00
5 Yr				30,660.00	30,660.00

Fixed Rate	9.625%	2002	2007	5,290.00	5,290.00
Fixed Rate	11.375%	2003	2008	3,750.00	3,750.00
Fixed Rate	10.125%	2003	2008	8,250.00	8,250.00
Fixed Rate	9.750%	2003	2008	13,370.00	13,370.00
7 Yr				6,700.00	6,700.00

Fixed Rate	10.250%	2003	2010	6,700.00	6,700.00
I. RPB-PHILSUCOM				3,888.00	3,888.00

3 Yr				3,888.00	3,888.00

Fixed Rate	10.5083%	2005	2008	3,888.00	3,888.00
II. GUARANTEED LOANS				47,611.43	48,012.26

A. Land Bank Bonds					400.83

FixedRate	6.000%				400.83
B. NDC Agri-Agra (ERAP Bonds)				2,000.00	2,000.00

FixedRate	6.875%	2002	2009	2,000.00	2,000.00
C. PAGIBIG Housing Bonds				7,000.00	7,000.00

FixedRate	8.750%	2005	2010	7,000.00	7,000.00
D. HGC ZERO COUPON BOND				9,998.43	9,998.43

ADAPs				7,998.43	7,998.43

		2002	2007	5,000.00	5,000.00
		2004	2011	2,998.43	2,998.43
TAP				2,000.00	2,000.00

		2002	2007	2,000.00	2,000.00
E. NPC PESO ZERO COUPON BOND				23,552.00	23,552.00

5 YR				3,752.00	3,752.00

		2004	2009	3,752.00	3,752.00
7 YR				19,800.00	19,800.00

DOMESTIC GOVERNMENT SECURITIES(1)—(Continued)

As of December 31, 2005

(In Million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of December 31, 2005
		2004	2011	8,800.00	8,800.00
		2005	2012	11,000.00	11,000.00
F. NPC FIXED RATE COUPON BOND				5,061.00	5,061.00

5 YR				2,061.00	2,061.00

	9.125%	2005	2010	2,061.00	2,061.00
7 YR				3,000.00	3,000.00

	10.375%	2005	2012	3,000.00	3,000.00

(1)	Excludes external securities of the Republic.

DOMESTIC DEBT OF THE REPUBLIC (OTHER THAN SECURITIES)(1)

As of December 31, 2005

In Millions

Interest Rate Basis	Interest Rate Spread	Year Contracted	Year of Maturity	Original Amount Contracted	Outstanding Balance as of December 31, 2005
T O T AL				2,297	30,147

DIRECT LOANS				0	27,852

AGENCIES				0	27,852

PHILIPPINE PESOS				0	27,852
INTEREST FREE	0.0000%	1953			79
INTEREST FREE	0.0000%	1953			48
INTEREST FREE	0.0000%	1953			29
INTEREST FREE	0.0000%	1953			20,090
INTEREST FREE	0.0000%	1945			6,599
INTEREST FREE	0.0000%	1945			880
INTEREST FREE	0.0000%	1945			21
INTEREST FREE	0.0000%	1960			0
INTEREST FREE	0.0000%	1985			64
INTEREST FREE	0.0000%	1993			28
INTEREST FREE	0.0000%	1989			14
ASSUMED LOANS (REAL)				2,297	2,294
PHILIPPINE PESOS				2,297	2,294
INTEREST FREE	0.0000%	1986	Upon Demand	63	63
INTEREST FREE	0.0000%	1986	Upon Demand	134	134
INTEREST FREE	0.0000%	1986	Upon Demand	120	120
INTEREST FREE	0.0000%	1986	Upon Demand	72	72
INTEREST FREE	0.0000%	1986	Upon Demand	50	50
INTEREST FREE	0.0000%	1986	Upon Demand	200	200
INTEREST FREE	0.0000%	1986	Upon Demand	1	1
INTEREST FREE	0.0000%	1986	Upon Demand	66	66
INTEREST FREE	0.0000%	1986	Upon Demand	3	3
INTEREST FREE	0.0000%	1986	Upon Demand	3	3
INTEREST FREE	0.0000%	1986	Upon Demand	4	4
INTEREST FREE	0.0000%	1986	Upon Demand	8	8
INTEREST FREE	0.0000%	1986	Upon Demand	1	1
INTEREST FREE	0.0000%	1986	Upon Demand	1	1
INTEREST FREE	0.0000%	1986	Upon Demand	9	9
INTEREST FREE	0.0000%	1986	Upon Demand	84	84
INTEREST FREE	0.0000%	1986	Upon Demand	3	0
INTEREST FREE	0.0000%	1986	Upon Demand	6	6
INTEREST FREE	0.0000%	1986	Upon Demand	1	1
INTEREST FREE	0.0000%	1986	Upon Demand	261	261
INTEREST FREE	0.0000%	1986	Upon Demand	913	913
INTEREST FREE	0.0000%	1986	Upon Demand	6	6
INTEREST FREE	0.0000%	1986	Upon Demand	54	54
INTEREST FREE	0.0000%	1986	Upon Demand	229	229
INTEREST FREE	0.0000%	1986	2007	6	6

(1)	Excludes government securities and debt guaranteed by the Republic

GUARANTEED DOMESTIC DEBT OF THE REPUBLIC (OTHER THAN SECURITIES)(1)

As of December 31, 2005

In Millions

	Interest Rate Basis	Interest Rate Spread	Year Contracted	Year of Maturity	Original Amount Contracted	Outstanding balance as of December 31, 2005
TOTAL					280	170

GFI GUARANTEE ASSUMED BY THE GOVERNMENT PER PROC. 50.					280	170
PHILIPPINE PESOS
	INTEREST FREE	0.0000%	1986	Upon Demand	7	7
	INTEREST FREE	0.0000%	1986	Upon Demand	30	30
	INTEREST FREE	0.0000%	1986	2007	12	12
	INTEREST FREE	0.0000%	1986	2007	17	17
	INTEREST FREE	0.0000%	1986	2007	35	15
	INTEREST FREE	0.0000%	1986	2007	7	7
	INTEREST FREE	0.0000%	1986	2007	6	6
	INTEREST FREE	0.0000%	1986	2007	5	5
	INTEREST FREE	0.0000%	1986	2007	3	3
	INTEREST FREE	0.0000%	1986	2007	1	1
	INTEREST FREE	0.0000%	1986	2007	18	4
	INTEREST FREE	0.0000%	1986	2007	19	19
	INTEREST FREE	0.0000%	1986	2007	32	1
	INTEREST FREE	0.0000%	1986	2007	32	5
	INTEREST FREE	0.0000%	1986	2007	8	3
	INTEREST FREE	0.0000%	1986	2007	42	31
	INTEREST FREE	0.0000%	1986	2007	4	4

(1)	Excludes securities issued by GOCCs

ISSUER

Republic of the Philippines

Department of Finance, Office of the Secretary

Department of Finance Building

BSP Complex

Manila

Republic of the Philippines

LEGAL ADVISORS TO THE REPUBLIC OF THE PHILIPPINES

As to U.S. law:	As to Philippine law:
Allen & Overy	Department of Justice
9th Floor, Three Exchange Square	Padre Faura Street
Central	Malate
Hong Kong	Manila
Republic of the Philippines

LEGAL ADVISORS TO THE UNDERWRITERS

As to U.S. law:	As to Philippine law:
Cleary Gottlieb Steen & Hamilton LLP	Romulo Mabanta Buenaventura
Bank of China Tower	Sayoc & de Los Angeles
One Garden Road	30th Floor, Citibank Tower
Hong Kong	8741 Paseo De Roxas
Makati City
Republic of the Philippines

FISCAL AGENT, REGISTRAR, TRANSFER	LUXEMBOURG LISTING AGENT
AGENT AND PRINCIPAL PAYMENT AGENT

JPMorgan Chase Bank, N.A.	J.P. Morgan Bank Luxembourg S.A.
4 New York Plaza	5 Rue Plaetis
15th Floor	L-2338 Luxembourg
New York, New York 10004	Luxembourg
United States of America

LUXEMBOURG PAYING AND TRANSFER AGENT

J.P. Morgan Bank Luxembourg S.A.

5 Rue Plaetis

L-2338 Luxembourg

Luxembourg